Prudential Financial 2003 Annual Report



04026840

Prudential Financial INC

Growing and Protecting Your Wealth®



Prudential Financial's Board of Directors at the January meeting

(Clockwise, front to back)
Richard M. Thomson
Franklin E. Agnew
William H. Gray III
James A. Unruh
Ida F. S. Schmertz
Karl J. Krapek
Glen H. Hiner
Jon F. Hanson
Stanley C. Van Ness
James G. Cullen
Gilbert F. Casellas
Frederic K. Becker
Arthur F. Ryan
Constance J. Horner

PRUDENTIAL FINANCIAL IS ONE OF THE LARGEST FINANCIAL SERVICES FIRMS IN THE U.S., with more than 15 million customers, and operations in over 30 countries. We have more than a trillion dollars in insurance in force worldwide, and over $430 billion in assets under management. Since 1875, we have been helping individuals and institutions achieve their financial goals. In that time our Rock symbol has become one of the most recognized, respected and trusted images of financial strength in the world.

We offer clients a wide array of financial products and services. These include life insurance, disability insurance, long term care insurance, annuities, securities brokerage, pension and retirement services. We also offer mutual funds, banking and trust services, asset management, real estate brokerage franchises and relocation services. We serve individual and institutional clients worldwide through a variety of channels, including one of the largest proprietary distribution forces in the industry.

We conduct our principal businesses through three divisions: the Insurance Division, the Investment Division and the International Insurance and Investments Division. We refer to the businesses that comprise our three operating divisions and our Corporate and Other operations, collectively, as our "Financial Services Businesses" (FSB).

We are an experienced company committed to serving a lifetime of needs for our customers by providing products and services designed to help them achieve their financial goals. That's why, 128 years after our founding, people worldwide look to Prudential for the expertise they need to grow and protect their wealth.


PROCESSING
WASH, D.C.
SECTION
155

Message from the Chairman

Fellow Shareholders:

Prudential Financial's life as a public company began with a historic and very successful IPO in 2001. In 2003, our second full year under public ownership, we continued our positive momentum, delivering solid financial results and created substantial value for shareholders.

On a before-tax adjusted operating income basis—a financial measure we use to analyze operating performance*—our Financial Services Businesses (FSB) earned $2.0 billion. Based on after-tax adjusted operating income, earnings per share of Common Stock were $2.54, an increase of 23 percent over the previous year.

On a generally accepted accounting principles (GAAP) basis, our FSB generated net income of $1.0 billion, or $1.98 in earnings per share of Common Stock. Again, a substantial year-over-year increase.

Throughout 2003, we continued to demonstrate efficient capital management that sustained our already strong balance sheet and capital position. We repurchased $1 billion in Common Stock, while maintaining the firm's financial flexibility. A buyback of $1.5 billion was approved by the Board of Directors for 2004. In November, we raised our dividend to $0.50 per share of Common Stock, a 25-percent increase, which was an important expression of our commitment and ability to distribute income to investors.

Our financial strength is reflected in our credit ratings. In November, Standard & Poor's affirmed all ratings on Prudential Financial, including its positive outlook on Prudential Insurance. In early 2004, A.M. Best upgraded Prudential Insurance's financial strength rating to A+ (Superior) from A (Excellent).

Prudential's overall appeal—as measured by investors—is expressed in our stock price. Shares of Prudential Financial Common Stock rose 31.6 percent over the 12-month period, significantly outperforming the broad market, which rose 26.4 percent as measured by the S&P 500. It was the second consecutive year that Prudential has outperformed the S&P 500.


"Our goal is to be a worldwide financial services leader in both the growth and protection of our clients' assets."
ART RYAN
Chairman and
Chief Executive Officer

Growing our core domestic businesses through acquisition

In May of 2003, Prudential Financial finalized the acquisition of American Skandia. This transaction propelled us into the top-10 of annuity providers, and established Prudential Financial as a leading distributor of variable annuities through independent financial planners in the United States. The company is now poised to become a leader in the annuity market by virtually any measure.

In November, we announced an agreement to acquire CIGNA Corp.'s retirement business. When complete, this transaction will position Prudential Financial as one of the nation's leading providers of retirement products and services. It will add significantly to the company's assets under management, further strengthening our position as a global asset manager.

Making necessary changes in underperforming businesses

In July, we combined the retail brokerage business of Prudential Securities with Wachovia Securities, and retained a 38-percent ownership in the combined business. This created the nation's third-largest retail financial advisory organization. The combined entity offers greater scale and profit potential, and it presents significant product distribution capability.

In May, we also made the difficult decision to divest our property and casualty companies. We are pleased that the buyers are fully committed to the property and casualty business, plan to continue offering auto and homeowners insurance through Prudential agents, and offered continued employment to most of our employees.

These two transactions underscore an important Prudential Financial commitment: We want to be in businesses that contribute to our return-on-equity goals—and that present us with an opportunity to achieve market leadership. If a business does not fit this profile, we will evaluate it and take necessary actions.

* See footnote (A) on page 5.

Enhancing domestic product and distribution

In July, we reorganized our proprietary mutual funds under the brand JennisonDryden Funds. This unique fund family leverages the capabilities of three respected investment managers with distinctly different investment disciplines: Jennison Associates, Prudential Fixed Income and Quantitative Management. As a complement to JennisonDryden Funds, we offer Strategic Partners Funds, which feature high-quality investment managers from throughout the industry. Together, JennisonDryden and Strategic Partners present extraordinary choice and value for investors and investment professionals alike.

We also made significant product enhancements in the domestic life insurance segment, introducing new Universal Life products and re-pricing our Term portfolio. As a result, both products now claim a larger percentage of our sales.

In 2003, we made notable improvements to retail distribution, growing our third-party channel and strengthening our own sales force through highly selective recruitment and rigorous training programs.

In the Group Insurance segment, we continue to seek controlled growth, retaining and adding business that will enhance both profitability and scale. The Group Insurance business delivered strong performance in 2003 and is well positioned for success in the years ahead.

Expanding our powerful international presence

In 2003, our International Life Insurance business had another very successful year, accounting for more than 40 percent of the company's before-tax adjusted operating income.

Our life planner force, made up of highly trained insurance professionals, grew more than 10 percent with double-digit increases in our two major markets, Japan and Korea. Globally, new annualized premiums for the life planner businesses grew 13 percent on a constant currency basis, with Japan—our largest life planner market—growing at 20 percent. Our life planner activities continue to set high standards for service, generating excellent results in sales, customer satisfaction and earnings.

Gibraltar Life, our traditional Japanese insurance business, also had a very solid year. On a constant currency basis, new annualized premiums increased 18 percent and adjusted operating income was 3 percent ahead of 2002. Gibraltar's success reflects our dedication to quality recruitment, sales training and product enhancement, which has helped stabilize our number of life advisors and increase productivity.

In the International Investments segment, we continue to grow assets under management in our major markets in Mexico and Taiwan, and in our joint ventures in Italy and Germany. In addition, we announced in November an agreement to acquire an 80-percent stake in Hyundai Investment and Securities Company from the Korean Government. This transaction, which closed in February 2004, will significantly increase our market position in Korea and add scale to our overall International Investments business.

Positioning Prudential to meet its strategic goals

Prudential Financial is making the right moves to be in the right businesses at the right time. We are striving toward leadership positions in growing businesses and exiting those that have underperformed. We are extremely diligent about managing capital and reducing expenses. As a result, the company has made significant strides to achieve three key goals:

- **To be one of the top three life insurers in the world**
- **To be a top-10 global asset manager**
- **To be a leader in distribution**

Most important, we have demonstrated our resolve to achieve our goal of 12 percent return on equity (ROE) in 2005, based on after-tax adjusted operating income,** and we have made substantial progress toward that goal.

Through the efforts of all our employees, Prudential Financial has proven over the past two years as a public company that we can deliver for our investors. Now we must work hard to sustain investor confidence and build on it. We will continue to deliver outstanding service to our 15 million valued customers around the world. We will grow our businesses domestically and internationally, striving for excellence in each one. We will strengthen our powerful brand, assuring that more people worldwide recognize Prudential Financial as a leader in growing and protecting wealth. I am confident we have the talent, the resources and the drive to succeed.

Arthur F. Ryan

ARTHUR F. RYAN
Chairman and Chief Executive Officer

**See footnote (A) on page 5 and footnote (1) on page 16.

Financial highlights

Financial Services Businesses

In millions, except per share amounts

For the years ended December 31,	2003	2002	2001
RESULTS BASED ON ADJUSTED OPERATING INCOME (A)			
Revenues	$ 18,224	$ 18,219	$ 17,376
Benefits and expenses	16,252	16,481	16,209
Adjusted operating income before income taxes	$ 1,972	$ 1,738	$ 1,167
Operating return on average equity (B)	7.57%	6.35%	
GAAP RESULTS			
Revenues	$ 19,925	$ 19,182	$ 18,950
Benefits and expenses	18,337	18,345	18,452
Income from continuing operations before income taxes	$ 1,588	$ 837	$ 498
Return on average equity (B)	5.41%	3.95%	
EARNINGS PER SHARE OF COMMON STOCK - diluted (C)			
Adjusted operating income after income taxes	$ 2.54	$ 2.07	
Reconciling items:			
Realized investment losses, net, and related charges and adjustments	(0.36)	(1.50)	
Other reconciling items	(0.34)	(0.06)	
Tax benefit on above	0.22	0.87	
Income from continuing operations	$ 2.06	$ 1.38	

Consolidated Information

In millions, unless otherwise noted

As of or for the years ended December 31,	2003	2002	2001
GAAP RESULTS			
Total revenues	$ 27,907	$ 26,303	$ 26,678
Income (loss) after income taxes:			
Continuing operations	$ 1,308	$ 269	$ (89)
Discontinued operations	$ (44)	$ (75)	$ (65)
Net income (loss):			
Financial Services Businesses	$ 1,025	$ 679	$ 302
Closed Block Business	239	(485)	(456)
Consolidated net income (loss)	$ 1,264	$ 194	$ (154)
FINANCIAL POSITION			
Total investments	$ 181,041	$ 183,208	$ 165,970
Total assets	$ 321,274	$ 292,616	$ 292,901
Attributed equity:			
Financial Services Businesses	$ 20,340	$ 20,562	$ 19,646
Closed Block Business	952	768	807
Total stockholders' equity	$ 21,292	$ 21,330	$ 20,453
Assets under management (in billions)	$ 432	$ 378	$ 388

Financial Services Businesses
Adjusted Operating Income[A] and
Income from Continuing Operations
(pre-tax, in millions)



Adjusted operating income
Income from continuing operations (GAAP)



$2,000
$1,500
$1,000
$500
'01
'02
'03

Assets Under Management
(in billions)



$400
$300
$200
$100
'01
'02
'03

Financial Services Businesses
Adjusted Operating Revenues[A]
and GAAP Revenues
(in billions)



Adjusted operating revenues
Revenues (GAAP)



$20
$15
$10
$5
'01
'02
'03

Financial Services Businesses
Operating Return on Average Equity[B]
and Return on Average Equity[B]

Operating return on average equity

Return on average equity



8%
7%
6%
5%
4%
3%
2%
1%
'02
'03

(A) Adjusted operating income is a non-GAAP measure that excludes realized investment gains, net of losses, and related charges and adjustments; results of divested businesses and discontinued operations; life insurance sales practices remedies and costs; demutualization costs and expenses; and the related tax effects thereof. Revenues and benefits and expenses shown as components of adjusted operating income are presented on the same basis and exclude these items as well. See the Notes to Consolidated Financial Statements for a reconciliation of results based on adjusted operating income to GAAP results.

(B) Operating return on average equity is calculated by dividing adjusted operating income after income taxes by average attributed equity for the Financial Services Businesses excluding unrealized gains and losses on investments. An alternative measure to operating return on average equity is return on average equity. Return on average equity is calculated by dividing income from continuing operations by average total attributed equity for the Financial Services Businesses. Both income amounts above give effect to the direct equity adjustment for the earnings per share calculation. The Financial Services Businesses and Closed Block Business were established in connection with demutualization and, as a result, operating return on average equity and return on average equity are not presented for 2001.

(C) Earnings per share of Common Stock information reflects results attributable to the Financial Services Businesses. The Financial Services Businesses and Closed Block Business were established in connection with demutualization and, as a result, earnings per share of Common Stock information is not presented for 2001.

Growing Our Domestic Business

IN 2003 WE ESTABLISHED A SERIES OF STRATEGIES which were critical to increasing the strength of our domestic businesses and meeting our 2005 financial goals.

–Maintain an opportunistic, but disciplined, approach to acquisitions and joint ventures.

–Continue efforts to improve the way we hire, train and retain quality agents for our agency distribution system.

–Expand sales through third-party distribution.

–Create innovative products while keeping our existing product array competitive.

In each of these key areas, we made significant strides.

> "We are expanding our distribution channels to allow U.S. retail customers to access us through the distribution method of their choice."
>
> VIVIAN BANTA
> Vice Chairman,
> Insurance Division



Growth through acquisitions

Last year Prudential Financial strengthened our competitive position by acquiring American Skandia, a leading annuities provider. Then, in mid-November, we announced the largest acquisition in our history—a definitive agreement to purchase CIGNA Corp.'s retirement business.

The American Skandia acquisition moved us into a top-10 spot in the annuity marketplace. The combined Prudential/American Skandia entity recorded more than $500 million in net sales for the year. Further, in acquiring American Skandia, we have added considerably to our ability to sell products through independent financial planners.

The acquisition of CIGNA's retirement business is expected to close in the first half of 2004. This acquisition will immediately provide us with the scale we believe is crucial to succeed in the retirement business. The combined entity will have almost $120 billion in assets based on account values. The acquisition will add about $50 billion to our assets under management. It will double both our defined contribution recordkeeping assets to $56 billion based on account values as of the announcement of the deal—and our participant base, to about 2 million.

With its strong middle-market focus, direct distribution capabilities, total retirement outsourcing and defined benefit administration, CIGNA will add important and complementary capabilities to our retirement business.

Quality agents

In 2003, we continued to focus on building and retaining a high-quality distribution sales force. Our rigorous selection process focuses on prospects with significant work experience. In fact, first-year agents averaged 13 years of work experience prior to joining our company. The results have been excellent; our new agents' productivity has risen dramatically over the last three years. At the end of 2003, the average weekly new business commission for current hires (those brought on in the same calendar year) was over $500, a significant increase over $280 in 2000.

In 2003 we merged several agencies, which allowed us to focus resources on growing markets, while also lowering the agencies' overall fixed costs. Last year, the prestigious Million Dollar Round Table—which represents the top 1 percent of the world's life insurance agents—announced that Prudential was No. 2 among U.S.-domiciled insurance companies with 178 first-time members. Worldwide, Prudential led all life insurers with a total of 263 first-time members.

Third-party distribution for our life business

During the past few years, we aggressively grew our third-party distribution channels. In 2003, those efforts bore fruit in terms of sales: 33 percent of our core life insurance sales came via third-party channels, up from




Third-Party Distribution
Gross Annualized Sales of Retail Products (in millions)
$3,317
$3,986
$9,239
2001
2002
2003***


Term Life Sales
Gross Annualized Sales (in millions)
$46
$89
$110
2001
2002
2003

26 percent in 2002. In addition, out of eight "key accounts," which are networks of brokerage agencies that have relationships with insurance companies, six grew life insurance sales with Prudential by more than 50 percent in 2003. We believe third-party distribution will remain a key driver of sales growth.

Better prices, better products, better positioning

In 2003 we took several steps to position our products more competitively in the marketplace.

In individual life insurance, we reworked our pricing on Term products to make them more attractive to consumers looking for basic, affordable insurance protection.

In annuities, the Income Appreciation Benefit was added to our Strategic Partners Annuity in order to offer clients the opportunity to secure income in retirement. We are one of the few companies that has a complete array of living benefit options on our annuity platform.

We introduced two new products at the end of June: PruLife® Survivorship Universal Life Protector and PruLife® Survivorship Universal Life Plus, which provide proceeds payable at the death of the second insured. The breadth of our product offerings helps our customers effectively manage their retirement and insurance portfolios.

We continued to exercise pricing discipline throughout the year on both group life and disability products. These actions supported our objective in the Group Life business: to win and retain business that can be profitable and achieve our target margins over the long term.

***See footnote (2) on page 16

> "We seek growth internally and through acquisition, joint venture or other forms of business combination or investment. Our principal acquisition focus is in our current business lines, both domestically and internationally."
>
> JOHN STRANGFELD
> Vice Chairman,
> Investment Division

In mid-2003 we reorganized our mutual funds by introducing the JennisonDryden fund family. Each of the three managers that make up JennisonDryden brings with it a distinct perspective. Jennison Associates emphasizes a disciplined approach to equity investing based on fundamental research by experienced analysts. Prudential Fixed Income employs a team approach to credit sector analysis and is one of the largest managers of fixed-income portfolios in the United States. Quantitative Management uses advanced computer analytics to invest according to proven long-term principles. By repositioning our mutual fund offerings around the JennisonDryden name, we are providing products that offer a compelling marketing case for third-party distribution channels.

In 2003, we introduced a new planning platform for use by our agents and financial planners to help them meet their clients' key financial needs and goals. This state-of-the-art process—called Prudential Financial Solutions—is designed to support all levels of client needs, from basic analysis of a targeted financial need to comprehensive fee-based financial planning.

•

Our domestic activities are keeping us on track to meet our goals. In the United States, we are well positioned in the faster-growing markets, such as annuities, retirement and asset management. We have an outstanding mix of businesses for both growing and protecting our clients' wealth.


CARES
CARES



Growing In Line with Real Estate Demand

In 2003, U.S. sales of existing homes exceeded 6 million units nationwide, surpassing the record set in 2002. The Prudential Real Estate Affiliates, Inc. had the best performance in its 15-year history, reporting a 25-percent increase in its network sales volume. The network itself expanded and now has more than 50,000 sales professionals. Prudential Real Estate plays an important role in promoting our brand. "For Sale" signs prominently featuring our Rock logo are on display every day in neighborhoods across North America. Prudential Relocation, the world's second-largest relocation company, increased its client base to nearly 1,000 corporate and government clients and continued its global expansion by adding offices in Tokyo, Taipei, Shanghai and Singapore.


Real Estate
Sales Volume
(in billions)
$102.3
$123.2
$153.6
2001
2002
2003
Real Estate
Transactions
(purchases & sales)
486,000
520,000
578,000
2001
2002
2003


SOLD
Prudential
Real Estate


PRUDENTIAL
CARES

Our Commitment to Volunteerism

Investing in our communities goes beyond donating dollars. At Prudential, we take a "hands-on" approach. For example, our annual Global Volunteer Day encourages employees to take part in volunteer opportunities across the country and around the world. This initiative is part of our commitment to helping employees achieve a healthy work/life balance by volunteering in their communities and spending time with their families. Each year, our employees create and lead service projects that are personally meaningful to them. This year, 32,500 volunteers invested their time and good works in 944 projects in 17 different countries, including all 50 states across America. In the nine years since its inception, Prudential Global Volunteer Day succeeds not only in building ties to the communities we serve, but also building morale within the company.

Strengthening Our Global Franchise

INTERNATIONAL MARKETS continue to represent a major growth opportunity for Prudential Financial. Today the cornerstone of our international business is International Life Insurance, which has had remarkable success in the last decade.

While we will continue to invest in the life insurance business, we are now also expanding into asset management and private client activities in a number of countries.

Looking to the future, we believe the combination of insurance and investments places us in a strong position to grow our client base and earnings in major markets around the world.

Japan

Prudential of Japan is the leading life planner business in the country. It relies on its life planner distribution force—made up of well-educated, highly trained, commission-compensated career agents. Prudential of Japan markets life insurance to affluent clients using a consultative sales method based on a thorough analysis of client needs. Through challenging economic conditions, the company has continued to outperform its competitors.

Our other insurance company in Japan, Gibraltar Life, represents one of our best international acquisitions. In 2001, we acquired the bankrupt Kyoei Life Insurance Co., Ltd.—the 11th-largest insurer in Japan in terms of assets—and renamed it Gibraltar Life. We are currently focused on recruiting, training and improving the productivity of Gibraltar's sales professionals, who are called Life Advisors.

Importantly, Gibraltar continued to strengthen its relationship with some of its key customer bases—most notably a half-century-old relationship serving teachers in Japan, through a strong affiliation with the Japan Educational Mutual Aid Association. Gibraltar now has customer relationships with almost 50 percent of the approximately 1 million teachers in Japan.

"We plan to focus on a limited number of countries, prioritize the affluent market, and develop business platforms based on life insurance and investment management."

RODGER LAWSON
Vice Chairman,
International Insurance & Investments Division

Life Planner Growth


4,104
4,505
4,989
2001
2002
2003

Korea

In 2003, for the sixth year in a row, Prudential's highly successful 13-year-old life insurance operation in Korea was voted the No. 1 life insurer by the Korea Productivity Center, a nonprofit quality management organization. Prudential of Korea is ranked ninth in the world in terms of Million Dollar Round Table membership, with 553 members, making it the highest ranked of all our international operations. In several other independent rankings, Prudential of Korea is ranked as one of the country's most trusted insurance companies in terms of business quality and customer satisfaction. This strong performance derives from its highly motivated field force of life planners, and is reflected in high policy persistency.

In our investment management business, Prudential signed a definitive agreement to purchase an 80-percent stake in Hyundai Investment and Securities, in November of 2003. The transaction, which closed in early 2004, strengthens Prudential's investment management capabilities and makes us the largest foreign asset manager in Korea.

Taiwan

Three of Prudential's international businesses—insurance, asset management and private client activities—are represented in Taiwan. Prudential's life insurance operation follows the life planner approach used in other countries: highly trained life planners focused on selling protection products based on customer needs. In addition, in Taiwan Prudential owns a successful asset management operation, Prudential Financial Securities Investment Trust Enterprise, which manages 15 investment funds and a discretionary asset management program. Prudential also provides separate private client services under the Dryden Wealth Management name.

China

China's vast market for investment products is just beginning to open, and Prudential has received preliminary approval to establish a joint-venture fund management firm in the People's Republic of China. Everbright Securities, a member of the China Everbright Group, will sell mutual funds to Chinese investors. The new company, Everbright-Prumerica Fund Management Co. Ltd., will be based in Shanghai. Everbright-Prumerica will focus its early efforts on better educating Chinese investors in the benefits of long-term financial planning.

Mexico

Prudential operates a successful investment management company in Mexico that sells and manages a family of Mexican-domiciled mutual funds to individual and institutional clients. Since Prudential entered the market, assets under management have grown substantially. The unit manages 10 funds with assets of $1.1 billion, and now has 16 branch offices throughout Mexico. In 2003, the unit successfully acquired and integrated Operadora Finamex, a fund management company in Mexico. Including our joint venture with Afore XXI, a government-sponsored pension plan, Prudential now serves the investment needs of more than 2 million Mexican investors.

Italy

Prudential and Banca Populare di Bergamo-Credito Varesino entered a joint asset-management venture in 2002. Last year, top quartile 1-year performance for 14 of its 19 funds helped the unit rank No. 1 in attracting new assets among asset managers in Italy.

Life Planner Policies In-Force
(in thousands)



1,482
1,719
2,010
2001
2002
2003



THE PRUDENTIAL SPIRIT OF

Spirit of Community

The Prudential Spirit of Community Awards honor young people in middle level and high school grades for outstanding volunteer service to their communities. Created in 1995 by Prudential Financial in partnership with the National Association of Secondary School Principals, the awards constitute the United States' largest youth recognition program based solely on volunteering. Over the past nine years, the program has honored more than 55,000 young volunteers at the local, state and national level. Among their many projects, this year's participants created activity programs for homeless children, raised money to help those with chronic and terminal diseases, and refurbished computers for underprivileged families. In 2003, ten national honorees were announced and lauded for their exemplary work in community service.



Germany

Prudential's joint venture with Sal. Oppenheim manages and distributes mutual funds through Oppenheim's wholesale distribution arm. In 2003, the unit ranked seventh in retail client assets under management in Germany.

Targeting institutions and high-end clients

In 2003, we renamed Prudential's international private client business Dryden Wealth Management Ltd., after Prudential founder John Dryden. We restructured the business, moving away from the traditional retail U.S. stock-broking model and creating a new private wealth management business overseas.

Dryden serves affluent investors in Europe and Asia, offering international clients local and offshore discretionary investment management and advisory expertise.

Expanding Our Markets

We are helping our business around the world with a number of acquisitions, mergers and joint ventures.

January 15, 2003
Prudential-Bache International agreed to acquire Teather & Greenwood's private client business unit, a private client investment firm in the United Kingdom, **expanding our investment business for high-net-worth individuals in the U.K.**

March 24, 2003
Prudential Real Estate Investors formed a joint venture with Grupo O'Donnell de Mexico, S. de R.L. de C.V., a full-service industrial real estate developer in Mexico. Builds on PREI's successful real estate investment activities in the region.

April 14, 2003
Prudential Relocation acquired Asian Relocation Management Pte Ltd., a Singapore-based relocation firm. **Enhances Prudential Relocation's mobility management services presence to the largest in Asia.**

May 1, 2003
Acquired American Skandia, one of the largest distributors of variable annuities through independent financial planners in the United States. Moved us to a top-10 spot in the annuity marketplace.

After a recent merger with Prudential Real Estate Investors, TMW Immobilien AG—a high-end wealth management company—became one of two separate fund management groups under the Prudential Real Estate Investors umbrella in Europe. For over 20 years, TMW Immobilien AG has specialized in cross-border real estate investments from Europe into the United States as well as from Germany and other European countries. The merger greatly increases our presence in the European market.

•

Our international strategy is working. As we move forward, we plan to grow in life insurance and investments—both within those countries where we already do business, and in new markets as opportunities present themselves.



July 1, 2003
Combined our retail brokerage unit with Wachovia Corporation's retail brokerage business. Wachovia is a leading provider of financial services to retail, brokerage and corporate customers throughout the United States. The new firm, Wachovia Securities, LLC, is the third-largest full-service retail brokerage firm in the U.S.

August 20, 2003
Prudential Real Estate Investors formed a joint venture with Corporacion Geo S.A. de C.V. to develop residential properties in Mexico. **Increases PREI's presence in the Mexican market** and provides PREI clients with a favorable investment opportunity.

November 18, 2003
Signed an agreement to acquire the retirement business of CIGNA Corp. Positions us as one of the leading providers of retirement products and services in the United States and strengthens our standing as a global asset manager.

November 25, 2003
Signed a definitive agreement with the Korean Deposit Insurance Corporation and the Korean Financial Supervisory Commission to acquire an 80-percent stake in Hyundai Investment and Securities Co., Ltd., and its subsidiary, Hyundai Investment Trust Management Co., Ltd. The transaction closed in February 2004. The Hyundai Company provides trust products and brokerage services to retail and institutional investors. Its subsidiary is Korea's third-largest investment management company. **It makes us the largest foreign-owned asset manager in Korea.**

Our Capital Strength

OUR CAPITAL POSITION IS A FUNDAMENTAL STRENGTH OF Prudential Financial. It fuels investment opportunity. It supports our solid credit ratings. It underlies the products and services we offer. How we deploy our capital is a key factor in reaching our goals. In addition to acquisitions and divestitures, we continue to pursue a multifaceted capital management strategy.

Expense reductions. We are several years into an aggressive expense-reduction campaign. In 2003, we realized approximately $200 million in expense savings.

Returning value to shareholders. In 2003 we repurchased $1 billion in Common Stock and raised our dividend by 25 percent to $0.50 per share.

We remain in a very favorable position to meet our commitments to policyholders and shareholders. We also maintain the flexibility to pursue further acquisitions and other investments to help grow our businesses.

"We continue to seek opportunities to improve capital efficiency. We are also implementing strategies to improve our performance by reducing expenses."

MARK GRIER
Vice Chairman,
Financial Management

Recognition in the Public Eye

At Prudential Financial, we understand it's our people who drive our progress. That's why we are committed to a workplace that provides opportunity and is ripe with innovation.

We are achieving our goal by attracting and retaining talented individuals for our team through challenging work assignments and competitive compensation packages. We insist on the highest standards of management excellence and ethics. And we are dedicated to creating an inclusive work environment that values diversity as a competitive business advantage. We believe this is exactly the right combination to make us the best at what we do.

Our diverse employees, in the United States and over 30 countries, are delivering world-class financial services to a worldwide market. We're proud of our employees and honored that they chose us as their employer.

We're also proud that others are recognizing our accomplishments in this area.


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Prudential Officers and Directors

Executive Officers

Arthur F. Ryan
Chairman, Chief Executive Officer, and President

Vivian L. Banta
Vice Chairman, Insurance Division

Mark B. Grier
Vice Chairman, Financial Management

Rodger A. Lawson
Vice Chairman, International Insurance & Investments Division

John R. Strangfeld Jr.
Vice Chairman, Investment Division

Robert C. Golden
Executive Vice President, Operations and Systems

Richard J. Carbone
Senior Vice President and Chief Financial Officer

John M. Liftin
Senior Vice President and General Counsel

Sharon C. Taylor
Senior Vice President, Human Resources

Board of Directors

Franklin E. Agnew
Business Consultant

Frederic K. Becker
President
Wilentz, Goldman & Spitzer, P.A.

Gilbert F. Casellas
President
Casellas & Associates, LLC

James G. Cullen
Retired President and Chief Operating Officer
Bell Atlantic Corporation

Allan D. Gilmour
(eff. until 12/31/03)
Vice Chairman and Chief Financial Officer
Ford Motor Company

William H. Gray III
President and Chief Executive Officer
The College Fund/UNCF

Jon F. Hanson
Chairman
The Hampshire Companies

Glen H. Hiner
Retired Chairman and Chief Executive Officer
Owens Corning

Constance J. Horner
Guest Scholar
The Brookings Institution

Karl J. Krapek
(eff. as of 1/1/04)
Retired President and COO
United Technologies Corporation

Arthur F. Ryan
Chairman of the Board, CEO and President
Prudential Financial, Inc.

Ida F.S. Schmertz
Founder and Chair
Microleasing LLC

Richard M. Thomson
Retired Chairman and Chief Executive Officer
The Toronto Dominion Bank

James A. Unruh
Founding Principal
Alerion Capital Group, L.L.C.

Stanley C. Van Ness
Partner
Herbert, Van Ness, Cayci and Goodell


Prudential Financial

Bringing Resources to Communities

Each year The Prudential Foundation funds hundreds of community organizations with a focus on education, affordable housing, job initiatives and youth development. Grants are organized around three distinct programs. The Ready to Learn program funds initiatives that strengthen public education at the elementary school level. The Ready to Work program focuses on initiatives that increase employment opportunities by strengthening job skills, and by promoting economic development. The Ready to Live program promotes community well-being through initiatives that build healthy families and develop young people. In addition to The Prudential Foundation, Prudential's Social Investment Program provided nearly $58 million in loans in 2003 to individuals and neighborhoods across the country, including support for affordable housing and economic development.

Prudential Financial, Inc. 2003 Annual Report

(1) We measure this goal based on after-tax adjusted operating income and attributed equity of our Financial Services Businesses. Adjusted operating income, which is not measured in accordance with generally accepted accounting principles (GAAP), excludes net realized investment gains (losses). A significant element of realized losses is impairments and losses from sales of credit-impaired securities, the timing of which depends largely on market credit cycles and can vary considerably across periods. The timing of other sales that would result in gains or losses is largely subject to our discretion and influenced by market opportunities. The fluctuating effects of these transactions could distort trends in the underlying profitability of our businesses. Adjusted operating income also excludes the results of divested businesses, which are not relevant to our ongoing operations, and certain other items, described elsewhere herein. Because we do not predict future realized investment gains (losses), we cannot provide a measure of our goal based on income from continuing operations of the Financial Services Businesses, which is the GAAP measure most comparable to adjusted operating income.

(2) Includes distribution by Wachovia Securities.

All facts and figures as of December 31, 2003, unless otherwise noted.

Strategic Partners variable annuities are issued by Pruco Life Insurance Company (in New York, issued by Pruco Life Insurance Company of New Jersey).

PruLife® SUL Protector and PruLife® SUL Plus are issued by Pruco Life Insurance Company in all states except New York, where they are issued by Pruco Life Insurance Company of New Jersey. Both Pruco Life companies are located at 213 Washington Street, Newark, NJ 07102.

Prudential Real Estate brokerage services are offered by the franchisees of The Prudential Real Estate Affiliates, Inc. Most franchisees are independently owned and operated. Equal Housing Opportunity.

Securities products and services are distributed by Prudential Investment Management Services LLC, Three Gateway Center, Newark, NJ 07102, and Pruco Securities, LLC, 751 Broad Street, Newark, NJ 07102.

All are Prudential Financial companies, and each is responsible for its own financial condition and contractual obligations.

Financial Section

TABLE OF CONTENTS

"Prudential Financial" refers to Prudential Financial, Inc., the ultimate holding company for all of our companies. "Prudential Insurance" refers to The Prudential Insurance Company of America, before and after its demutualization on December 18, 2001 (the "date of demutualization"). "Prudential," the "Company," "we" and "our" refer to our consolidated operations before and after demutualization. The "Plan of Reorganization" refers to Prudential Insurance's Plan of Reorganization, dated as of December 15, 2000 and as amended from time to time thereafter, relating to Prudential Insurance's demutualization. The consolidated financial statements of Prudential Insurance for financial statement periods prior to the demutualization in December 2001 became the historical Consolidated Financial Statements of Prudential Financial.

Financial Services Businesses and Closed Block Business

Effective with the date of demutualization, we established the Financial Services Businesses and the Closed Block Business. The Financial Services Businesses refer to the businesses in our three operating divisions and our Corporate and Other operations. The Insurance division consists of our Individual Life and Annuities and Group Insurance segments. The Investment division consists of our Investment Management, Financial Advisory, Retirement and Other Asset Management segments. The International Insurance and Investments division consists of our International Insurance and International Investments segments. The Common Stock reflects the performance of the Financial Services Businesses, but there can be no assurance that the market value of the Common Stock will reflect solely the financial performance of these businesses. The Class B Stock, which was issued in a private placement on the date of the demutualization, reflects the financial performance of the Closed Block Business, as defined in Note 19 to the Consolidated Financial Statements.

We allocate all of our assets, liabilities and earnings between the Financial Services Businesses and Closed Block Business as if they were separate legal entities, but there is no legal separation between these two businesses. Holders of both the Common Stock and the Class B Stock are common stockholders of Prudential Financial and, as such, are subject to all the risks associated with an investment in Prudential Financial and all of its businesses. The Common Stock and the Class B Stock will be entitled to dividends, if and when declared by Prudential Financial's Board of Directors from funds legally available to pay them, as if the businesses were separate legal entities. See Note 12 to the Consolidated Financial Statements for a discussion of liquidation rights of the Common Stock and the Class B Stock, dividend restrictions on the Common Stock if we do not pay dividends on the Class B Stock when there are funds legally available to pay them and conversion rights of the Class B Stock.

SELECTED FINANCIAL DATA

We derived the selected consolidated income statement data for the years ended December 31, 2003, 2002 and 2001 and the selected consolidated balance sheet data as of December 31, 2003 and 2002 from our Consolidated Financial Statements included elsewhere herein. We derived the selected consolidated income statement data for the years ended December 31, 2000 and 1999 and the selected consolidated balance sheet data as of December 31, 2001, 2000 and 1999 from consolidated financial statements not included herein.

On May 1, 2003 we completed our acquisition of Skandia U.S. Inc., which included American Skandia, Inc. Results for 2003 included results of American Skandia from the date of acquisition.

On July 1, 2003, we completed an agreement with Wachovia to combine each company's respective retail securities brokerage and clearing operations forming Wachovia Securities. We have a 38% ownership interest in the joint venture, while Wachovia owns the remaining 62%. The transaction included our securities brokerage operations but did not include our equity sales, trading and research operations. As part of the transaction we retained certain assets and liabilities related to the contributed businesses, including liabilities for certain litigation and regulatory matters. We account for our 38% ownership of the joint venture under the equity method of accounting; periods prior to July 1, 2003, continue to reflect the results of our previously wholly owned securities brokerage operations on a fully consolidated basis. Accordingly, operating results for 2003 reflect our securities brokerage operations on a consolidated basis for the first six months of 2003 and earnings from the joint venture on the equity basis for the remaining six month period. Results for 2002 and prior years reflect our securities brokerage operations on a consolidated basis.

In April 2001, we completed the acquisition of Gibraltar Life, which has adopted a November 30 fiscal year end. Consolidated balance sheet data as of December 31, 2003, 2002 and 2001 includes Gibraltar Life assets and liabilities as of November 30 and consolidated income statement data for 2001 includes Gibraltar Life results from April 2, 2001, the date of its reorganization, through November 30, 2001. Consolidated income statement data for 2002 and 2003 includes Gibraltar Life results for the twelve months ended November 30, 2002 and 2003, respectively.

We have made several dispositions that materially affect the comparability of the data presented below. In the fourth quarter of 2003, we completed the sale of our property and casualty insurance companies that operate nationally in 48 states outside of New Jersey, and the District of Columbia, to Liberty Mutual Group ("Liberty Mutual"), as well as our New Jersey property and casualty insurance companies to Palisades Group. Results for 2003 include a pre-tax loss of $491 million related to the disposition of these businesses. In the fourth quarter of 2000, we terminated the capital markets activities of Prudential Securities. This business had pre-tax income of $287 million in 2003 (including the gain from a $332 million settlement of an arbitration award), a pre-tax loss of $36 million in 2002, a pre-tax loss of $159 million in 2001, a pre-tax loss of $620 million in 2000, and pre-tax income of $23 million in 1999. The loss from these operations in 2000 included charges of $476 million associated with our termination and wind-down of these businesses. In 2000, we sold Gibraltar Casualty Company, a commercial property and casualty insurer that we placed in wind-down status in 1985. We incurred losses of $81 million in 2003 and $79 million in 2002 under a stop-loss agreement we entered into at the time of sale. Gibraltar Casualty had no impact on results in 2001 and incurred pre-tax losses of $6 million in 2000, and $72 million in 1999.

On December 18, 2001, Prudential Insurance converted from a mutual life insurance company owned by its policyholders to a stock life insurance company and became an indirect, wholly owned subsidiary of Prudential Financial. "Demutualization costs and expenses" amounted to $588 million in 2001, $143 million in 2000, and $75 million in 1999. "Demutualization costs and expenses" in 2001 include $340 million of demutualization consideration paid to former Canadian branch policyholders.

You should read this selected consolidated financial information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements included elsewhere herein.

	Year Ended December 31,				
	2003	2002	2001	2000	1999
	(in millions, except per share and ratio information)				
Income Statement Data:					
Revenues:					
Premiums	$ 13,233	$ 13,053	$ 11,904	$ 9,966	$ 9,499
Policy charges and fee income	2,001	1,780	2,027	1,639	1,516
Net investment income	8,681	8,819	9,087	9,421	9,300
Realized investment gains (losses), net	270	(1,365)	(674)	(265)	924
Commissions and other income	3,722	4,016	4,334	5,287	5,095
Total revenues	27,907	26,303	26,678	26,048	26,334
Benefits and expenses:					
Policyholders' benefits	13,424	13,378	12,457	10,473	10,203
Interest credited to policyholders' account balances	1,830	1,846	1,804	1,751	1,811
Dividends to policyholders	2,602	2,644	2,722	2,724	2,571
General and administrative expenses	7,602	8,355	9,228	9,788	9,452
Capital markets restructuring	—	—	—	476	—
Loss on disposition of property and casualty insurance operations	491	—	—	—	—
Demutualization costs and expenses	—	—	588	143	75
Total benefits and expenses	25,949	26,223	26,799	25,355	24,112
Income (loss) from continuing operations before income taxes	1,958	80	(121)	693	2,222
Income tax expense (benefit)	650	(189)	(32)	386	1,035
Income (loss) from continuing operations	1,308	269	(89)	307	1,187
Income (loss) from discontinued operations, net of taxes	(44)	(75)	(65)	91	(374)
Net income (loss)	$ 1,264	$ 194	$ (154)	$ 398	$ 813
Basic income from continuing operations per share—Common Stock(1)	$ 2.07	$ 1.38	$ 0.07		
Diluted income from continuing operations per share—Common Stock(1)	$ 2.06	$ 1.38	$ 0.07		
Basic net income per share—Common Stock(1)	$ 1.99	$ 1.25	$ 0.07		
Diluted net income per share—Common Stock(1)	$ 1.98	$ 1.25	$ 0.07		
Basic and diluted net income (loss) per share—Class B Stock(1)	$ 89.50	$ (264.00)	$ 1.50		
Dividends declared per share—Common Stock	$ 0.50	$ 0.40			
Dividends declared per share—Class B Stock	$ 9.63	$ 9.63			
Ratio of earnings to fixed charges(2)	1.79	1.04		1.22	1.79

	As of December 31,				
	2003	2002	2001	2000	1999
	(in millions)				
Balance Sheet Data:					
Total investments excluding policy loans	$172,889	$174,381	$157,400	$140,588	$151,445
Separate account assets	106,680	70,555	77,158	82,217	82,131
Total assets	321,274	292,616	292,901	272,619	285,073
Future policy benefits, policyholders' account balances and unpaid claims and claim adjustment expenses	146,223	140,168	133,732	104,130	102,928
Separate account liabilities	106,680	70,555	77,158	82,217	82,131
Short-term debt	4,739	3,469	5,405	11,131	10,858
Long-term debt	5,610	4,757	5,304	2,502	5,513
Total liabilities	299,982	270,596	271,758	252,011	265,782
Guaranteed beneficial interest in Trust holding solely debentures of Parent(3)	—	690	690	—	—
Equity	21,292	21,330	20,453	20,608	19,291

(1) Earnings per share data for 2001 reflects earnings for the period from December 18, 2001, the date of demutualization, through December 31, 2001 only. Net income during this period was $38 million and $3 million for the Financial Services Businesses and Closed Block Business, respectively.

(2) For purposes of this computation, earnings are defined as income from continuing operations before income taxes excluding undistributed income from equity method investments, fixed charges and interest capitalized. Fixed charges are the sum of gross interest expense, interest credited to policyholders' account balances and an estimated interest component of rent expense. Due to the Company's loss in 2001, the ratio coverage was less than 1:1 and is therefore not presented. Additional earnings of $156 million would have been required in 2001 to achieve a ratio of 1:1.

(3) Effective December 31, 2003, the Company adopted the revised guidance under FIN No. 46. As a result, the Trust was deconsolidated and the Prudential Financial debentures are reported as "Long-term debt."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Demutualization and Related Transactions

On the date of demutualization, Prudential Insurance converted from a mutual life insurance company owned by its policyholders to a stock life insurance company and became an indirect, wholly owned subsidiary of Prudential Financial. On that date, eligible policyholders, as defined in the Plan of Reorganization, received shares of Prudential Financial's Common Stock or the right to receive cash or policy credits, which are increases in policy values or increases in other policy benefits, upon the extinguishment of all membership interests in Prudential Insurance.

Also on the date of demutualization, Prudential Financial completed an initial public offering of its Common Stock and completed the sale, through a private placement, of its Class B Stock, a separate class of common stock. The Common Stock reflects the performance of the Financial Services Businesses and the Class B Stock reflects the performance of the Closed Block Business, which are discussed below.

Financial Services Businesses and Closed Block Business

Financial Services Businesses

We refer to the businesses in our three operating divisions and our Corporate and Other operations, collectively, as our Financial Services Businesses. The Insurance division consists of our Individual Life and Annuities and Group Insurance segments. The Investment division consists of our Investment Management, Financial Advisory, Retirement, and Other Asset Management segments. The International Insurance and Investments division consists of our International Insurance and International Investments segments. We also have Corporate and Other operations, which includes our real estate and relocation services business, as well as corporate items and initiatives that are not allocated to business segments. Corporate and Other operations also include businesses that have been or will be divested and businesses that we have placed in wind-down status.

We attribute financing costs to each segment based on the amount of financing used by each segment. The net investment income of each segment includes earnings on the amount of equity that management believes is necessary to support the risks of that segment.

We seek growth internally and through acquisition, joint ventures or other forms of business combination or investment. Our principal acquisition focus is in our current business lines, both domestic and international.

Closed Block Business

In connection with the demutualization, we ceased offering domestic participating products. The liabilities for our individual in force participating products were segregated, together with assets, in a regulatory mechanism referred to as the "Closed Block," as required by the Plan of Reorganization. The Closed Block is designed generally to provide for the reasonable expectations for future policy dividends after demutualization of holders of policies included in the Closed Block by allocating assets that will be used exclusively for payment of benefits, including policyholder dividends, expenses and taxes with respect to these products. See Note 8 to the Consolidated Financial Statements for more information on the Closed Block. We selected the amount and type of Closed Block assets and Closed Block liabilities included in the Closed Block so that the Closed Block assets initially had a lower book value than the Closed Block liabilities. We expect that the Closed Block assets will generate sufficient cash flow, together with anticipated revenues from the Closed Block policies, over the life of the Closed Block to fund payments of all expenses, taxes, and policyholder benefits to be paid to, and the reasonable dividend expectations of, policyholders of the Closed Block policies. We also segregated for accounting purposes the assets that we need to hold outside the Closed Block to meet capital requirements related to the policies included within the Closed Block. No policies sold after demutualization will be added to the Closed Block, and its in force business is expected to ultimately decline as we pay policyholder benefits in full. We also expect the proportion of our business represented by the Closed Block to decline as we grow other businesses.

Also concurrently with our demutualization, Prudential Holdings, LLC, a wholly owned subsidiary of Prudential Financial that owns the capital stock of Prudential Insurance, issued $1.75 billion in senior secured notes (the "IHC debt"). The net proceeds from the issuances of the Class B Stock and IHC debt, except for $72 million used to purchase a guaranteed investment contract to fund a portion of the bond insurance cost associated with that debt, were allocated to the Financial Services Businesses. However, we expect that the IHC debt will be serviced by the net cash flows of the Closed Block Business over time, and we include interest expenses associated with the IHC debt when we report results of the Closed Block Business.

The Closed Block Business consists principally of the Closed Block, assets held outside the Closed Block that Prudential Insurance needs to hold to meet capital requirements related to the Closed Block policies, invested assets held outside the Closed Block that represent the difference between the Closed Block assets and Closed Block liabilities and the interest maintenance reserve, deferred policy acquisition costs related to Closed Block policies, the principal amount of the IHC debt and related hedging activities and certain other related assets and liabilities.

For periods prior to demutualization, the results of the Closed Block Business are those of our former Traditional Participating Products segment. Upon the establishment of the Closed Block Business, we transferred $5.6 billion of net assets previously associated with the former Traditional Participating Products segment, which were in excess of the amounts necessary to support the Closed Block Business, to the Financial Services Businesses. Consequently, income from continuing operations before income taxes of the Closed Block Business includes returns on these net assets for periods prior to the demutualization.

Revenues and Expenses

We earn our revenues principally from insurance premiums; mortality, expense, and asset management fees from insurance and investment products; and investment of general account and other funds. We earn premiums primarily from the sale of individual life insurance and group life and disability insurance. We earn mortality, expense, and asset management fees from the sale and servicing of separate account products including variable life insurance and variable annuities. We also earn asset management and administrative fees from the distribution, servicing and management of mutual funds, retirement products and other asset management products and services. Our operating expenses principally consist of insurance benefits provided, general business expenses, dividends to policyholders, commissions and other costs of selling and servicing the various products we sell and interest credited on general account liabilities.

Profitability

Our profitability depends principally on our ability to price and manage risk on insurance products, our ability to attract and retain customer assets and our ability to manage expenses. Specific drivers of our profitability include:

- our ability to manufacture and distribute products and services and to introduce new products that gain market acceptance on a timely basis;
- our ability to price our insurance products at a level that enables us to earn a margin over the cost of providing benefits and the expense of acquiring customers and administering those products;
- our mortality and morbidity experience on individual and group life insurance, annuity and group disability insurance products;
- our persistency experience, which affects our ability to recover the cost of acquiring new business over the lives of the contracts;

- our cost of administering insurance contracts and providing asset management products and services;
- our returns on invested assets, net of the amounts we credit to policyholders' accounts;
- our ability to earn commissions and fees from the distribution and servicing of mutual funds, annuities, defined contribution and other investment products at a level that enables us to earn a margin over the expense of providing such services;
- the performance of our investment in Wachovia Securities;
- the amount of our assets under management and changes in their fair value, which affect the amount of asset management fees we receive; and
- our ability to generate favorable investment results through asset-liability management and strategic and tactical asset allocation.

In addition, factors such as regulation, competition, interest rates, taxes, foreign exchange rates, securities market conditions and general economic conditions affect our profitability. In some of our product lines, particularly those in the Closed Block Business, we share experience on mortality, morbidity, persistency and investment results with our customers, which can offset the impact of these factors on our profitability from those products.

Historically, the participating products included in the Closed Block have yielded lower returns on capital invested than many of our other businesses. As we have ceased offering domestic participating products, we expect that the proportion of the traditional participating products in our in force business will gradually diminish as these older policies age, and we grow other businesses. However, the relatively lower returns to us on this existing block of business will continue to affect our consolidated results of operations for many years. Our Common Stock reflects the performance of our Financial Services Businesses, but there can be no assurance that the market value of the Common Stock will reflect solely the performance of these businesses.

Executive Summary

Prudential Financial is one of the largest financial services firms in the U.S., offering clients a wide array of financial products and services, including individual life insurance, annuities, group life and disability insurance and pension and retirement services. We also offer mutual funds, asset management, real estate and relocation services and, through our investment in Wachovia Securities, securities brokerage services. We serve individual and institutional customers in over 30 countries through a variety of channels, including one of the largest proprietary distribution forces in the life insurance industry.

The significant developments and events in 2003 reflected our efforts to effectively redeploy capital to seek enhanced returns. These developments included:

- The acquisition of American Skandia, completed May 1, 2003, for a total purchase price of $1.184 billion, the results of which are included in our Individual Life and Annuities segment.
- The combination of our retail securities brokerage and clearing operations with those of Wachovia, forming a joint venture, Wachovia Securities, in which we retained a 38% ownership interest.
- The sale of our property and casualty insurance business.
- The repurchase of 29.1 million shares of Common Stock during the year, at a total cost of $1.0 billion.
- A 25% increase in our Common Stock dividend, to 50 cents per share.

It is our intention to continue strategies to redeploy capital to enhance returns in 2004, with specific focus on the following:

- Completion of the previously announced acquisition of CIGNA's retirement business, expected to close in the first half of 2004.

- Integration of Hyundai Investment and Securities Co., Ltd., a Korean asset management firm of which we acquired 80% in early 2004.
- Continuation of our share repurchase program. In early 2004, Prudential Financial's Board of Directors authorized a new stock repurchase program under which we are authorized to purchase up to $1.5 billion of outstanding Common Stock in 2004.

Our Common Stock (NYSE:PRU) reflects the performance of our Financial Services Businesses, which consist of our Insurance, Investment, and International Insurance and Investments divisions as well as our Corporate and Other operations. Our Class B Stock, which is not traded on any exchange, reflects the performance of our Closed Block Business, which includes our in force participating life insurance and annuity policies and assets that are being used for the payment of benefits and policyholder dividends on these policies, as well as other assets and equity that support these policies.

We analyze performance of the segments of the Financial Services Business using a non-GAAP measure called adjusted operating income. See "—Consolidated Results of Operations" for a definition of adjusted operating income and a discussion of its use as a measure of operating performance.

Shown below are the segments providing the largest contribution to our adjusted operating income in 2003, their comparable contributions in prior years, the adjusted operating income of our remaining segments and a reconciliation of adjusted operating income of our segments to income (loss) from continuing operations before income taxes. See Note 19 to the Consolidated Financial Statements for further information on the presentation of segment results.

	Year ended December 31,		
	2003	2002	2001
	(in millions)		
Adjusted operating income before income taxes for segments of the Financial Services Businesses:			
International Insurance	$ 819	$ 757	$ 611
Individual Life and Annuities	619	390	389
Retirement	192	141	110
Group Insurance	169	155	70
Investment Management	162	139	141
Financial Advisory	(111)	(43)	(140)
Remaining segments and Corporate and Other	122	199	(14)
Items excluded from adjusted operating income:			
Realized investment losses, net, and related charges and adjustments	(199)	(866)	(139)
Divested businesses, sales practices remedies and costs and demutualization costs and expenses	(185)	(35)	(530)
Income from continuing operations before income taxes for Financial Services Businesses	1,588	837	498
Income (loss) from continuing operations before income taxes for Closed Block Business	370	(757)	(619)
Income (loss) from continuing operations before income taxes	$1,958	$ 80	$(121)

Results for 2003 presented above reflect the following:

- Continued strong performance of our international insurance operations, including pretax adjusted operating income of $370 million from our Gibraltar Life operations, and pretax adjusted operating income of $449 million from our international insurance operations other than Gibraltar Life.
- Significantly improved results of our Individual Life and Annuities segment reflecting improved results of our annuities operations, including $167 million in pretax adjusted operating income in 2003 from the American Skandia operations acquired during the year.
- Improved results of our Retirement, Group Insurance and Investment Management segments as we benefited from improved market conditions, lower expenses and improved benefits experience.
- A loss, on a pretax adjusted operating income basis, of $111 million from our Financial Advisory segment. Included in the loss are transition costs of $100 million incurred related to the transaction and costs of $107

million related to obligations we retained in connection with the businesses contributed to Wachovia Securities, primarily retained litigation and regulatory matters. Our share of earnings from our investment in Wachovia Securities, before transition costs, was $88 million, commencing with the formation of the combined company on July 1, 2003.

- Income within Corporate and Other reflects a lower level of income from our own qualified pension plan, offset in part by a lower level of expenses in 2003.
- Realized investment losses, net, and related charges and adjustments for the Financial Services Businesses in 2003 included impairments and credit-related losses of $404 million, down from $1,055 million in 2002.
- Included in the divested businesses results are a pretax loss of $491 million related to the disposition of our property and casualty insurance operations, as well as pretax income from our receipt of $332 million in connection with a favorable settlement related to a former business of Prudential Securities.
- Results of the Closed Block Business for 2003 include realized investment gains of $426 million, as compared to realized investment losses of $587 million in the prior year.

We manage our capital levels consistent with our risk, rating objectives and regulatory requirements. Our ratings targets are "AA/Aa/AA" for Standard & Poor's Ratings Group ("S&P"), Moody's Investors Service ("Moody's") and Fitch Ratings Ltd. ("Fitch"), respectively, and "A+" for A.M. Best Company ("A.M. Best") for our core domestic life insurance companies. Our debt rating targets for Prudential Financial are "A" for S&P, Moody's and Fitch and "a" for A.M. Best. At year-end 2003, we had $21 billion of total capital and $2.6 billion of unused borrowing capacity, which we believe are sufficient to capitalize our existing businesses. Together with anticipated future earnings in 2004, we believe these resources are adequate to cover expected growth in capital requirements, including the acquisition of the CIGNA retirement business, while maintaining balance sheet strength consistent with our ratings objectives. See "—Liquidity and Capital Resources" for additional information.

Accounting Policies & Pronouncements

Application of Critical Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the application of accounting policies that often involve a significant degree of judgment. Management, on an ongoing basis, reviews estimates and assumptions used in the preparation of financial statements. If management determines that modifications in assumptions and estimates are appropriate given current facts and circumstances, results of operations and financial position as reported in the Consolidated Financial Statements could change significantly.

The following sections discuss the accounting policies applied in preparing our financial statements that management believes are most dependent on the application of estimates and assumptions.

Valuation of Investments

A large portion of our investments is reflected at fair value in the statements of financial position based on quoted market prices or estimates from independent pricing services. However, when such information is not available, for example, with respect to private placement fixed maturity securities which comprise 18% of our investments as of December 31, 2003, fair value is estimated, typically by using a discounted cash flow model, which considers current market credit spreads for publicly traded issues with similar terms by companies of comparable credit quality. Consequently, changes in estimated future cash flows or in our assessment of the issuer's credit quality will result in changes in fair value estimates. Fixed maturities and equity securities classified as available for sale are carried at these fair values and the impact of changes in fair value are recorded as an unrealized gain or loss in "Accumulated other comprehensive income (loss)," a separate component of equity. In addition, fixed maturities and equity securities classified as available for sale or held to maturity are subject to our review to identify when a decline in value is other than temporary. Factors we consider in determining whether a decline in value is other than temporary include: whether the decline is substantial; the duration of the decline, generally greater than six months; the reasons for the decline in value, credit event or interest rate related; our ability and intent to hold the investment for a period of time that will allow for a recovery of value; and the financial condition and near-term prospects of the issuer. When it is determined that a decline in value is other than temporary, the carrying value of the security is reduced to its estimated fair value, with a corresponding charge to earnings. This corresponding charge is referred to as an impairment and is reflected in "Realized investment gains (losses), net" in the statements of operations. The level of impairment losses can be expected to increase when economic conditions worsen and decrease when economic conditions improve.

"Commercial loans," which comprise 11% of our investments as of December 31, 2003, are carried primarily at unpaid principal balances, net of unamortized discounts and an allowance for losses. This allowance includes a loan specific portion as well as a portfolio reserve for incurred but not specifically identified losses. The loan specific portion is based on management's judgment as to ultimate collectibility of loan principal. The portfolio reserve is based on a number of factors, such as historical experience and portfolio diversification. Similar to impairment losses discussed above, the allowance for losses can be expected to increase when economic conditions worsen and decrease when economic conditions improve.

See "—Realized Investment Gains and General Account Investments" for a discussion of our investment portfolio and related results, including policies regarding other than temporary declines in investment value.

Policyholder Liabilities

The liability for "Future policy benefits" is the largest liability included in our statements of financial position, 32% of total liabilities as of December 31, 2003. Changes in this liability are generally reflected in the "Policyholders' benefits" caption in our statements of operations. This liability is primarily comprised of the present value of estimated future payments to holders of life insurance and annuity products where the timing and amount of payment depends on policyholder mortality, surrender or retirement experience. For traditional participating life insurance products of our Closed Block Business, the mortality and interest rate assumptions we apply are those used to calculate the policies' guaranteed cash surrender values. For life insurance and annuity products of our Financial Services Businesses, expected mortality is generally based on the Company's historical experience or standard industry tables. Interest rate assumptions are based on factors such as market conditions and expected investment returns. Although mortality and interest rate assumptions are "locked-in" upon the issuance of new insurance or annuity business with fixed and guaranteed terms, significant changes in experience or assumptions may require us to provide for expected future losses on a product by establishing premium deficiency reserves.

Our liability for "Unpaid claims and claim adjustment expenses," which is less than 1% of total liabilities as of December 31, 2003, includes estimates of claims that we believe have been incurred, but have not yet been reported ("IBNR") as of the balance sheet date, primarily attributable to our Group Insurance segment. Consistent with industry accounting practice, we do not establish loss reserves until a loss has occurred. These IBNR estimates, and estimates of the amounts of loss we will ultimately incur on reported claims, which are based in part on our historical experience, are regularly adjusted to reflect actual claims experience. When actual experience differs from our previous estimate, the resulting difference will be included in our reported results for the period of the change in estimate in the "Policyholders' benefits" caption in our statements of operations. On an ongoing basis, trends in actual experience are a significant factor in the determination of claim reserve levels.

Deferred Policy Acquisition Costs

For most life insurance and annuity products that we sell, we defer costs that vary with and are related primarily to the production of new business to the extent these costs are deemed recoverable from future profits, and we record these costs as an asset known as "Deferred policy acquisition costs" or "DAC", which is 2% of total assets as of December 31, 2003. We amortize this DAC asset over the expected lives of the contracts, based on the level and timing of either estimated profits or premiums, depending on the type of contract. For products with amortization based on estimated profits, the amortization rate is periodically updated to reflect current period experience or changes in assumptions that affect future profitability, such as lapse rates, investment returns, mortality experience, expense margins and surrender charges. However, for products with amortization based on future premiums, the amortization rate is locked-in when the product is sold.

Expected profitability is a significant element in evaluating deferred policy acquisition costs related to annuity products. Deferred policy acquisition costs related to annuity products are evaluated quarterly by comparing our actual profitability to our expectations. Expected profitability considers, among other assumptions, our estimate of future asset returns that determine the future fees we will earn, the costs we expect to incur associated with minimum death benefit and other contractual guarantees, as well as other profitability factors. If actual asset returns do not differ significantly from our expectations, they do not result in a change in the rate of amortization of deferred acquisition costs. Where actual asset returns differ significantly from expectations, future asset return assumptions are evaluated using a reversion to mean approach. Under the reversion to mean approach, we consider historical returns over a period of time and project returns for a future four year period so that the investments underlying the annuities grow at a targeted return for the entire period. A calculated rate of return over the four future years, which we refer to as the look-forward period, is determined so that this calculated rate, together with the actual rate of return for the historical period, produces the targeted return for the entire period. If the calculated rate of return is consistent with our range of expectations in light of market conditions, we use it to project the asset growth for the next four years. If the calculated rate of return is not supported by our current expectations, we adjust the rate of return for purposes of these computations. For contract years after the look-forward period, we project asset growth using our long-term rate, currently an 8% annual blended rate of return, which reflects an assumed rate of return of 8.85% for equity type assets. Beginning in the second quarter of 2002 and continuing throughout 2002, we utilized a rate of return lower than the calculated return, which contributed to our additional amortization of deferred acquisition costs during the second and third quarters of 2002. The equity rate of return used in the immediate four year look-forward period varies by product, but was under 10% for all of our variable annuity products for our evaluation of deferred policy acquisition costs as of December 31, 2003. For the average remaining life of our variable annuity contracts in force as of December 31, 2003, our evaluation of deferred policy acquisition costs is based on a 7.7% annual blended rate of return that reflects an assumed rate of return of 8.9% for equity type assets. Deterioration in market conditions may result in increases in the amortization of deferred policy acquisition costs, while further improvement in market conditions may result in a decrease in the amortization of deferred policy acquisition costs. These changes in DAC balances are included as a component of "General and administrative expenses" in our statements of operations.

See "—Insurance Division—Individual Life and Annuities" for discussion of the impact of DAC amortization on our results of our annuities businesses, including a reduction in amortization recorded in 2003 reflecting an increase in our estimate of future gross profits on variable annuities and increases in amortization recorded in 2002 and 2001 reflecting our decreases in estimates of future gross profits during those years.

Goodwill

We test goodwill for impairment on an annual basis as of December 31 of each year and more frequently if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Impairment testing requires us to compare the fair value of each reporting unit to its carrying amount, including goodwill, and record an impairment charge if the carrying amount of a reporting unit exceeds its estimated fair value. The determination of a reporting unit's fair value is based on management's best estimate, which generally considers the unit's expected future earnings and market-based earning multiples of peer companies. As of December 31, 2003, we have $435 million of goodwill reflected on our statement of financial position.

Reserves For Contingencies

A contingency is an existing condition that involves a degree of uncertainty that will ultimately be resolved upon the occurrence of future events. Under GAAP, reserves for contingencies are required to be established when the future event is probable and its impact can be reasonably estimated. An example is the establishment of a reserve for losses in connection with an unresolved legal matter. The initial reserve reflects management's best estimate of the probable cost of ultimate resolution of the matter and is revised accordingly as facts and circumstances change and, ultimately, when the matter is brought to closure.

Other Significant Estimates

In addition to the items discussed above, the application of GAAP requires management to make other estimates and assumptions. For example, accounting for pension and other postretirement and postemployment benefits requires estimates of future returns on plan assets, expected increases in compensation levels and trends in health care costs. See "—Corporate and Other Operations" for a discussion of our pension assumptions and related returns. Another example is the recognition of deferred tax assets, which depends on management's assumption that future earnings will be sufficient to realize the deferred benefit. This is discussed in Note 16 to the Consolidated Financial Statements.

Accounting Policies Adopted

Accounting for Stock Options

Employee stock options issued during 2001 and 2002 are accounted for using the intrinsic value method prescribed by Accounting Principles Board Opinion ("APB") No. 25, "Accounting to Stock Issued to Employees," and related interpretations, an allowable alternative method under Statement of Financial Accounting Standards ("SFAS") No.123, "Accounting for Stock-Based Compensation." Under APB No. 25, we did not recognize any stock-based compensation expense for employee stock options as all employee stock options had an exercise price equal to the market value of our Common Stock at the date of grant. Effective January 1, 2003, we changed our accounting for employee stock options to adopt the fair value recognition provisions of SFAS No. 123, as amended, prospectively for all new awards granted to employees on or after January 1, 2003. Under these provisions, the fair value of all employee stock options awarded on or after January 1, 2003, is included in the determination of net income, but not for options awarded prior thereto. Accordingly, the amount we include in the determination of net income is less than that which would have been recognized if the fair value method had been applied to all awards since inception of the employee stock option plan. The fair value of employee stock options issued prior to January 1, 2003 was estimated using a Black-Scholes option-pricing model. For options issued on or after January 1, 2003, the fair value of each option was estimated using a binomial option-pricing model. Both option-pricing models consider the following assumptions in estimating fair value: dividend yield, expected volatility, risk-free interest rate, and expected life of the option. If we had accounted for all employee stock options under the fair value based accounting method, net income of the Financial Services Businesses for the year ended December 31, 2003, would have been reduced by $35 million or, $.06 and $.07 per share of Common Stock on a basic and diluted basis, respectively. The net income of the Closed Block Business for the year ended December 31, 2003, would have been reduced by $1 million with no change in earnings per share of the Class B Stock. For the year ended December 31, 2002, net income would have been reduced by $30 million or $.05 per share of Common Stock on a basic and diluted basis. For the period December 18, 2001 through December 31, 2001, net income and basic and diluted earnings per share of Common Stock would have been reduced by $1 million and $.01, respectively.

Recently Issued Accounting Pronouncements

See Note 2 to the Consolidated Financial Statements for a discussion of recently issued accounting pronouncements, including the adoption of Statement of Position 03-01, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" ("SOP 03-01"), effective January 1, 2004.

Consolidated Results of Operations

Net Income and Other Data

The following table summarizes income from continuing operations for the Financial Services Businesses and the Closed Block Business as well as other components comprising net income.

	Year ended December 31,		
	2003	2002	2001
	(in millions)		
Financial Services Businesses by segment:			
Individual Life and Annuities	$ 565	$ 243	$ 293
Group Insurance	117	26	(2)
Total Insurance Division	682	269	291
Investment Management	167	203	133
Financial Advisory	(111)	(43)	(140)
Retirement	196	(235)	24
Other Asset Management	46	45	55
Total Investment Division	298	(30)	72
International Insurance	805	569	554
International Investments	(69)	(6)	(44)
Total International Insurance and Investments Division	736	563	510
Corporate and Other	(128)	35	(375)
Income from continuing operations before income taxes for Financial Services Businesses	1,588	837	498
Income (loss) from continuing operations before income taxes for Closed Block Business	370	(757)	(619)
Income (loss) from continuing operations before income taxes	1,958	80	(121)
Income taxes (benefit)	650	(189)	(32)
Income (loss) from continuing operations	1,308	269	(89)
Loss from discontinued operations, net of taxes	(44)	(75)	(65)
Net income (loss)	$1,264	$ 194	$(154)

In managing our business, we analyze operating performance separately for our Financial Services Businesses and our Closed Block Business. For the Financial Services Businesses, we analyze our segments' operating performance using a non-GAAP measure we call "adjusted operating income." Results of the Closed Block Business for all periods are evaluated and presented only in accordance with GAAP. We calculate adjusted operating income for the segments of the Financial Services Businesses by adjusting our income from continuing operations before income taxes to exclude the following items:

- realized investment gains, net of losses, and related charges and adjustments;
- the contribution to income/loss of divested businesses that have been or will be sold or exited that do not qualify for "discontinued operations" accounting treatment under GAAP;
- life insurance sales practices remedies and costs; and
- demutualization costs and expenses.

The contributions to income / loss of wind-down businesses that we have not divested remain in adjusted operating income.

The excluded items are important to an understanding of our overall results of operations. Adjusted operating income is not a substitute for net income determined in accordance with GAAP, and our definition of adjusted operating income may differ from that used by other companies. However, we believe that the presentation of adjusted operating income as we measure it for management purposes enhances the understanding of our results of operations by highlighting the results from ongoing operations and the underlying profitability of the Financial Services Businesses. Adjusted operating income excludes net realized investment gains and losses. A significant element of realized losses is impairments and losses from sales of credit-impaired securities, the timing of which depends largely on market credit cycles and can vary considerably across periods. The timing of other sales that would result in gains or losses is largely subject to our discretion and influenced by market opportunities. Trends in the underlying profitability of our businesses can be more clearly identified without the fluctuating effects of these transactions. Adjusted operating income excludes life insurance sales practices remedies and costs relating to the settlement of individual life insurance sales practices issues for the period from 1982 through 1995 because they relate to a substantial and identifiable non-recurring event. Adjusted operating income excludes the results of divested business, which are not indicative of our future operating results. Adjusted operating income also excludes demutualization costs and expenses as they are directly related to demutualization and would distort the trends associated with ongoing operations.

Results of Operations for Financial Services Businesses by Segment

Insurance Division

Individual Life and Annuities

Operating Results

The following table sets forth the Individual Life and Annuities segment's operating results for the periods indicated.

	Year ended December 31,		
	2003	2002	2001
	(in millions)		
Operating results:			
Revenues:			
Individual Life	$1,936	$1,952	$1,907
Individual Annuities	1,146	744	801
	3,082	2,696	2,708
Benefits and expenses:			
Individual Life	1,579	1,520	1,625
Individual Annuities	884	786	694
	2,463	2,306	2,319
Adjusted operating income:			
Individual Life	357	432	282
Individual Annuities	262	(42)	107
	619	390	389
Realized investment losses, net, and related adjustments(1)	(41)	(162)	(108)
Related charges(2)	(13)	15	12
Income from continuing operations before income taxes	$ 565	$ 243	$ 293

(1) Revenues exclude realized investment gains (losses), net, and related adjustments. For a discussion of these items see "—Realized Investment Gains and General Account Investments—Realized Investment Gains."

(2) Benefits and expenses exclude related charges which represent the unfavorable (favorable) impact of realized investment gains (losses), net, on change in reserves and deferred policy acquisition cost amortization. For a discussion of these items see "—Realized Investment Gains and General Account Investments —Realized Investment Gains."

On May 1, 2003, we completed our acquisition of Skandia U.S. Inc., which included American Skandia for a total purchase price of $1.184 billion. Beginning May 1, 2003, the results of American Skandia have been included in our consolidated results and are included as a component of our annuity business discussed below. See Note 3 to the Consolidated Financial Statements for further discussion of this acquisition and purchase price allocation.

Adjusted Operating Income

2003 to 2002 Annual Comparison. The decrease in adjusted operating income for the segment's individual life insurance business is primarily the result of claims experience, net of reinsurance, less favorable than in the prior year, partially offset by the favorable impact of increases in the market value of variable life insurance assets.

Results of the segment's individual annuity business for 2003 included adjusted operating income of $167 million from the initial eight months of operations of American Skandia, which consisted of revenues of $416 million and total benefits and expenses of $249 million. American Skandia's revenues consisted primarily of policy charges and fee income of $242 million and asset management and service fees of $126 million. Benefits and expenses consisted primarily of general and administrative expenses of $200 million, including $38 million of amortization of the value of business acquired asset ("VOBA") established in purchase accounting, which amounted to $440 million as of the date of acquisition, and guaranteed minimum death benefit payments of $35 million.

Adjusted operating income of the segment's individual annuity business, excluding American Skandia, increased $137 million, from a loss, on an adjusted operating income basis, of $42 million in 2002 to income of $95 million in 2003. Adjusted operating income for 2003 included a $39 million reduction in amortization of deferred policy acquisition costs due to our increased estimate of future gross profits on variable annuities reflecting market value increases in underlying assets. This benefit to adjusted operating income was largely offset by a $36 million charge to strengthen reserves for our periodic income annuities. Results for 2002 included charges totaling $137 million for additional amortization of deferred policy acquisition costs, reflecting our lower estimates of future gross profits resulting from greater expected costs from minimum death benefit guarantees and lower expected fees under individual annuity contracts due to declines in asset values.

2002 to 2001 Annual Comparison. Results for the segment's individual life insurance business for 2002 benefited from a decline in operating expenses, reflecting savings that we continue to realize from our field management and agency restructuring program implemented in 2001, for which that year's expenses included $90 million of implementation costs. Additionally, results of our individual life insurance business for 2002 benefited from increased investment income, primarily from an increase in the level of invested assets. However, these items were partially offset by less favorable mortality experience in 2002, as well as a $47 million increase in amortization of deferred policy acquisition costs, primarily due to a market decline and related policy lapses associated with declines in variable life insurance account values. Results for 2001 included $25 million of net losses from insurance claims arising out of the September 11, 2001, terrorist attacks on the U.S.

Results of our annuity business in 2002 included charges totaling $137 million for additional amortization of deferred policy acquisition costs discussed above. Results for 2001 included similar charges for additional amortization of deferred policy acquisition costs totaling $30 million. A decline in fee revenues in 2002 from our variable annuity products due to a decrease in average account values was partially offset by a decrease in operating expenses resulting from our expense management efforts.

Revenues

2003 to 2002 Annual Comparison. The segment's individual life insurance business reported revenues, as shown in the table above under "—Operating Results," of $1.936 billion in 2003 compared to $1.952 billion 2002, a $16 million decrease. Premiums decreased $43 million, from $395 million in 2002 to $352 million in 2003, reflecting approximately $80 million in decreased premiums on term insurance we issued under policy provisions to customers who previously had lapsing variable life insurance policies with us, partially offset by increased sales and growth of our in force block of term insurance products.

Revenues from the segment's individual annuity business increased $402 million, from $744 million in 2002 to $1.146 billion in 2003, which included revenues of $416 million from American Skandia. Revenues of the segment's existing individual annuity business declined $14 million, from $744 million in 2002 to $730 million in 2003, due primarily to an $18 million decrease in policy charges and fees as, despite a year to year increase, the average market value of variable annuity customer accounts declined in 2003 from 2002.

2002 to 2001 Annual Comparison. The segment's individual life insurance business reported revenues of $1.952 billion in 2002, compared to $1.907 billion in 2001, a $45 million increase. Net investment income increased $28 million from $391 million in 2001 to $419 million in 2002, primarily from an increase in the level of invested assets. Commissions and other income increased $12 million, from $112 million in 2001 to $124 million in 2002, primarily due to an increased level of reinsurance activity. Premiums amounted to $395 million in 2002, essentially unchanged from the prior year.

Revenues from our individual annuity business declined $57 million, from $801 million in 2001 to $744 million in 2002. Policy charges and fees and asset management fees decreased $48 million from $315 million in 2001 to $267 million in 2002, driven primarily from our variable annuity products, reflecting a decline in the average market value of customer accounts on which our fees are based. Net investment income declined $22 million, from $440 million in 2001 to $418 million in 2002, primarily due to lower yields on our investment portfolio. These declines were partially offset by higher premiums resulting from increased sales of our immediate income annuity product.

Benefits and Expenses

2003 to 2002 Annual Comparison. Benefits and expenses, as shown in the table above under "—Operating Results," of the segment's individual life insurance business increased $59 million from $1.520 billion in 2002 to $1.579 billion in 2003. The increase reflects a $97 million increase in policyholder benefits and related changes in reserves, from $676 million in 2002 to $773 million in 2003, as well as an increase in employee termination and related costs. The increase in policyholder benefits and related changes in reserves came primarily from claims experience, net of reinsurance, less favorable than the prior year, partially offset by decreased policy reserves on term insurance, corresponding to the decreased premiums discussed above. Partially offsetting these increases was a decrease in amortization of deferred policy acquisition costs, due primarily to less favorable claims experience and lower policy surrenders.

Benefits and expenses of the segment's individual annuity business increased $98 million, from $786 million in 2002 to $884 million in 2003, which included $249 million of expenses related to American Skandia. Benefits and expenses of the segment's existing individual annuity business decreased $151 million, from $786 million in 2002 to $635 million in 2003. Amortization of deferred policy acquisition costs declined $178 million from 2002 to 2003, primarily as a result of the changes in our estimated future gross profits as discussed above. Partially offsetting this was a $28 million increase in policyholder benefits and related change in reserves, reflecting the $36 million charge to strengthen reserves for our periodic income annuities discussed above, which resulted from refinements in our calculation of these reserves. Benefits and expenses of our individual annuity business include $69 million of guaranteed minimum death benefits in 2003 of which $35 million is associated with the American Skandia business.

Effective January 1, 2004, we adopted SOP 03-01, which requires the recognition of a liability for a guaranteed minimum death benefit ("GMDB") feature, as well as a change in the valuation and presentation of our liability associated with a market value adjustment ("MVA") feature, both of which are contained in certain of our annuity contracts. We estimate the effect of adopting SOP 03-01 resulting from our annuities business will be a net charge of approximately $26 million after taxes. This charge will be recorded as a cumulative effect of change in accounting principle. The net impact of recognition of a liability for GMDB provisions associated with the American Skandia business and the change in the liability for the MVA feature associated with the American Skandia business will be largely offset by a net decrease in VOBA of approximately $130 million, since the expected cash flows on American Skandia's business in force at the time of the acquisition that correspond to the obligations covered by SOP 03-01 were considered in establishing the initial VOBA.

2002 to 2001 Annual Comparison. Benefits and expenses of our individual life insurance business decreased $105 million, or 6%, from $1.625 billion in 2001 to $1.520 billion in 2002. Operating expenses, including distribution costs that we charge to expense, decreased $150 million, from $557 million in 2001 to $407 million in 2002, reflecting savings from our program to restructure our field management and agency structure, for which expenses in 2001 included $90 million of implementation costs. Policyholder benefits and related changes in reserves decreased $12 million, from $688 million in 2001 to $676 million in 2002, as the impact of claims arising from the September 11, 2001 terrorist attacks on the U.S. on 2001 benefits and expenses was partially offset by less favorable mortality experience in 2002 than that of 2001, other than the impact of those claims. A $47 million increase in amortization of deferred acquisition costs, primarily due to the market impact of declines in variable life insurance account values, was a partial offset to the aforementioned decreases in benefits and expenses.

The segment's individual annuity business reported benefits and expenses of $786 million in 2002, compared to $694 million in 2001, an increase of $92 million, or 13%. The increase reflects an increase in amortization of deferred policy acquisition costs of $87 million, which primarily includes charges for additional amortization of $137 million in

2002 and $30 million in 2001 resulting from decreases in expected future gross profits on our annuity products as discussed above. Guaranteed minimum death benefit payments increased $23 million, from $14 million in 2001 to $37 million in 2002.

Sales Results and Account Values

The following table sets forth the individual life insurance business's sales, as measured by scheduled premiums from new sales on an annualized basis and first year excess premiums and deposits on a cash-received basis and changes in account value for the individual annuity business, for the periods indicated. Sales of the individual life insurance business do not correspond to revenues under GAAP. They are, however, a relevant measure of business activity. In managing our individual life insurance business, we analyze new sales based on the measure described above, as this measures the current sales performance of the business, while revenues primarily reflect the renewal persistency and aging of in force policies written in prior years and net investment income, as well as current sales. For our individual annuity business, assets are reported at account value and net sales (redemptions) are gross sales minus redemptions or surrenders and withdrawals, as applicable.

	Year ended December 31,		
	2003	2002	2001
	(in millions)		
Life insurance sales(1):			
Excluding corporate-owned life insurance:			
Variable life	$ 99	$ 145	$ 208
Universal life	132	86	21
Term life	110	89	46
Total excluding corporate-owned life insurance	341	320	275
Corporate-owned life insurance	21	122	199
Total	$ 362	$ 442	$ 474
Life Insurance sales by distribution channel(1)(2):			
Prudential Agents	$ 230	$ 238	$ 213
Third party	111	82	62
Total	$ 341	$ 320	$ 275
Variable Annuities(3):			
Beginning total account value	$15,338	$18,689	$21,059
Sales	4,418	1,395	1,271
Surrenders and withdrawals	(3,939)	(2,267)	(2,356)
Change in market value, interest credited and other activity(4)	5,701	(2,479)	(1,285)
Acquisition of American Skandia	22,431	—	—
Ending total account value	$43,949	$15,338	$18,689
Net sales (redemptions)	$ 479	$ (872)	$ (1,085)
Fixed Annuities:			
Beginning total account value	$ 3,396	$ 2,975	$ 2,926
Sales	247	605	120
Surrenders and withdrawals	(200)	(184)	(216)
Interest credited and other activity(4)	71	—	145
Ending total account value	$ 3,514	$ 3,396	$ 2,975
Net sales (redemptions)	$ 47	$ 421	$ (96)

(1) Scheduled premiums from new sales on an annualized basis and first year excess premiums and deposits on a cash-received basis.

(2) Excluding corporate-owned life insurance.

(3) Variable annuities include only those sold as retail investment products. Investments through defined contribution plan products are included with such products.

(4) Includes maintenance and insurance charges assessed, net bonus payments credited to contract holder accounts, annuity benefits and other adjustments, as well as decreases in policyholder account balances during 2002 of $45 million for variable annuities and $56 million for fixed annuities due to the distribution of policy credits, subsequently paid out in cash, as demutualization consideration in connection with the Company's demutualization. 2001 includes increases to policyholder account values as a result of the issuance of policy credits of $429 million for variable annuities and $157 million for fixed annuities.

2003 to 2002 Annual Comparison. Sales of new life insurance excluding corporate-owned life insurance, measured as described above, increased $21 million from 2002 to 2003. Sales of our universal life and term life products, both of which were updated as to features and pricing in 2003, increased $46 million and $21 million, respectively. These increases were offset by a decline of $46 million in variable life sales, which were negatively affected by customer response to prolonged volatile equity market conditions. Sales of corporate-owned life insurance, substantially all of which is sold by the third-party distribution channel, declined by $101 million. The decline primarily resulted from a single large sale in 2002.

Sales from Prudential Agents decreased slightly from 2002 to 2003, reflecting a decline in the average number of agents for the period from approximately 4,500 in 2002 to approximately 4,300 in 2003 associated with selective hiring of new agents and closures of several offices to promote the cost effectiveness of the Prudential Agent distribution channel as well as some attrition of agents resulting from the Company's sale of its property and casualty insurance businesses in 2003. Sales by the third party distribution channel, other than corporate-owned life insurance, increased $29 million 2002 to 2003, reflecting increased universal and term life sales through this channel.

Total account values for fixed and variable annuities amounted to $47.5 billion as of December 31, 2003, an increase of $28.7 billion, which included $22.4 billion from the May 1, 2003 acquisition of American Skandia. The remainder of the increase came primarily from increases in the market value of customers' variable annuities as well as net sales of $526 million. Individual variable annuity gross sales increased by $3.0 billion, from $1.4 billion for 2002 to $4.4 billion for 2003, primarily due to $2.5 billion in variable annuity sales contributed by American Skandia from the date of acquisition. Excluding American Skandia, variable annuity gross sales increased by $528 million driven by improving market conditions, product enhancements, and continued expansion in third party distribution. Sales of fixed annuities declined year-over-year by $358 million due primarily to management's decision to lower crediting rates in the current interest rate environment. Surrenders and withdrawals increased $1.7 billion in 2003 from 2002, including $2.1 billion from American Skandia, reflecting the larger base of business.

2002 to 2001 Annual Comparison. Sales of new life insurance excluding corporate-owned life insurance, measured as described above, increased $45 million from 2001 to 2002. Increased sales of our universal life insurance products, which we introduced in late 2001, and our term insurance products, reflecting revised product pricing, more than offset a $63 million decline in variable life sales associated with customer response to equity market conditions. Sales of corporate-owned life insurance products, substantially all of which is sold by the third party distribution channel, decreased $77 million, reflecting several large sales in 2001, as compared to a single large sale in 2002.

Sales from Prudential Agents increased $25 million from 2001 to 2002, an increase in agent productivity, partially offset by a decline in the average number of agents for the period from approximately 5,200 in 2001 to approximately 4,500 in 2002. The decline in the number of average agents from 2001 reflected actions we took in 2001 to increase the productivity standards required to continue agents' contracts. Sales by the third party distribution channel, other than corporate-owned life insurance, increased $20 million from 2001 to 2002, reflecting increased universal and term life sales through this channel.

Total account values for fixed and variable annuities amounted to $18.7 billion as of December 31, 2002, a decrease of $2.9 billion from December 31, 2001. This decrease is due primarily to declines in market values of our variable annuities resulting from adverse market conditions as well as net redemptions. Net redemptions for 2002 were $451 million as compared to $1.2 billion in 2001. The $730 million decline in net redemptions is primarily the result of a $609 million increase in gross sales due to product and compensation enhancements as well as strengthening of distribution relationships.

Policy Surrender Experience

The following table sets forth the individual life insurance business's policy surrender experience for variable life insurance, measured by cash value of surrenders, for the periods indicated. These amounts do not correspond to expenses under GAAP. In managing this business, we analyze the cash value of surrenders because it is a measure of the degree to which policyholders are maintaining their in force business with us, a driver of future profitability. Our term life insurance products do not provide for cash surrender values.

	Year ended December 31,		
	2003	2002	2001
	(in millions)		
Cash value of surrenders	$653	$692	$637
Cash value of surrenders as a percentage of mean future benefit reserves, policyholders' account balances, and separate account balances	3.8%	4.2%	3.8%

2003 to 2002 Annual Comparison. The total cash value of surrenders decreased $39 million from 2002 to 2003. The level of surrenders as a percentage of mean future policy benefit reserves, policyholders' account balances and separate account balances decreased from 2002 to 2003, reflecting a higher level of lapses in 2002 associated with declines in variable life insurance account values due to adverse equity market conditions.

2002 to 2001 Annual Comparison. The total cash value of surrenders increased $55 million in 2002 from 2001. The level of surrenders as a percentage of mean future policy benefit reserves, policyholders' account balances and separate account balances increased from 2001 to 2002, reflecting an increase in lapses associated with declines in variable life insurance account values.

Group Insurance

Operating Results

The following table sets forth the Group Insurance segment's operating results for the periods indicated.

	Year ended December 31,		
	2003	2002	2001
	(in millions)		
Operating results:			
Revenues	$3,690	$3,586	$3,248
Benefits and expenses	3,521	3,431	3,178
Adjusted operating income	169	155	70
Realized investment losses, net, and related adjustments(1)	(52)	(129)	(72)
Income (loss) from continuing operations before income taxes	$ 117	$ 26	$ (2)

(1) Revenues exclude realized investment gains (losses), net, and related adjustment. For a discussion of these items see "—Realized Investment Gains and General Account Investments—Realized Investment Gains."

Adjusted Operating Income

2003 to 2002 Annual Comparison. Adjusted operating income increased $14 million from 2002 to 2003. Adjusted operating income for 2003 included a net favorable effect of $8 million from refinements in group life reserves for waiver of premium features and estimates of amounts due policyholders on experience rated cases, while the prior year benefited $19 million from refinements in reserves relating to our group long-term disability product. Excluding the $11 million net negative impact of these refinements, adjusted operating income increased $25 million in 2003 from 2002, reflecting more favorable group life benefits experience in 2003 and a greater contribution from investment results.

2002 to 2001 Annual Comparison. Adjusted operating income increased $85 million from 2001 to 2002. Adjusted operating income for 2001 included a charge of approximately $36 million reflecting a refinement in our reserve for group life incurred but not reported claims. Adjusted operating income for 2002 benefited $19 million from refinements in reserves relating to our group long-term disability product. Excluding these reserve refinements, adjusted operating income increased $30 million from 2001 due primarily to growth in both group life and disability premiums and a lower benefits ratio on group disability products.

Revenues

2003 to 2002 Annual Comparison. Revenues, as shown in the table above under "—Operating Results," increased by $104 million, or 3%, from 2002 to 2003. Group life insurance premiums increased by $81 million, or 4%, to $2.176 billion primarily due to growth in business in force resulting from new sales and continued strong persistency, which declined slightly from 95% in 2002 to 93% in 2003. Group disability premiums, which include long-term care products, increased by $56 million, or 10%, to $630 million reflecting the growth in business in force resulting from new sales and continued strong persistency, which decreased slightly from 87% in 2002 to 85% in 2003. We expect persistency for both group life and disability to decrease from the current levels as a result of the pricing adjustments we implemented in 2002, as discussed below, and a highly competitive market. These increases in premiums were partially offset by a $9 million increase in our estimate of amounts due policyholders on experience rated cases, as discussed above. Policy charges and fee income declined by $42 million primarily as a result of a $17 million increase in our estimate of amounts due policyholders on experience rated cases, as discussed above, and lower fees on experience rated contracts sold to employers for funding of employee benefit programs and retirement arrangements. Although net investment income was relatively unchanged in 2003 from 2002, the portion of this income from policyholder loans declined, with a corresponding decline in interest credited to policyholders' account balances, which resulted in a greater contribution from investment results to adjusted operating income in 2003, as the remaining base of invested assets increased.

2002 to 2001 Annual Comparison. Revenues increased by $338 million, or 10%, from 2001 to 2002. Group life insurance premiums increased by $314 million, or 18%, to $2.095 billion primarily due to growth in business in force resulting from new sales and continued strong persistency, which decreased slightly from 97% in 2001 to 95% in 2002, as well as a change in coverage for one large client from group universal life to group basic life. Group disability premiums, which include long-term care products, increased by $67 million, or 13%, to $574 million reflecting the growth in business in force resulting from new sales and continued strong persistency, which decreased slightly from 89% in 2001 to 87% in 2002. The decreases in persistency are primarily a result of the pricing adjustments implemented in 2002, discussed below, and a highly competitive market. Net investment income increased $35 million, or 6%, primarily due to a larger base of invested assets. These increases in revenue were partially offset by an $84 million decrease in policy charges and fee income primarily due to the change, discussed above, in coverage for one large client from group universal life to group basic life.

Benefits and Expenses

The following table sets forth the Group Insurance segment's benefits and administrative operating expense ratios for the periods indicated.

	Year ended December 31,		
	2003	2002	2001
Benefits ratio(1):			
Group life	90.9%	91.7%	92.6%
Group disability	92.4	87.9	95.2
Administrative operating expense ratio(2):			
Group life	9.7	10.0	10.0
Group disability	22.5	22.0	23.6

(1) Ratio of policyholder benefits to earned premiums, policy charges and fee income. Group disability ratios include long-term care products.

(2) Ratio of administrative operating expenses (excluding commissions) to gross premiums, policy charges and fee income. Group disability ratios include long-term care products.

2003 to 2002 Annual Comparison. Benefits and expenses, as shown in the table above under "—Operating Results," increased by $90 million from 2002 to 2003. Current year benefits were reduced $34 million as a result of the refinements in group life reserves for waiver of premium features discussed above, while the prior year benefited $19 million from reduction in benefits due to the refinement in reserves relating to our group long-term disability product.

Excluding these items, benefits and expenses increased $105 million. This increase resulted principally from an increase of $94 million in policyholders' benefits, including change in policy reserves, reflecting the growth of business in force.

Beginning in 2002, we refocused group life and disability on improved risk selection and reduced benefits ratios. We continuously make pricing adjustments, when contractually permitted, which consider the emerging experience on our group insurance products. While there can be no assurance, we expect these actions, as well as pricing discipline in writing new business, will allow us to maintain or improve our benefits ratios.

The group life benefits ratio for 2003 improved 0.8 percentage points from 2002 reflecting lower claims incidence. The group disability benefits ratio increased by 4.5 percentage points, of which 3.2 percentage points resulted from the reserve refinement in 2002 discussed above. The remaining 1.3 percentage point increase in the group disability benefits ratio is primarily due to a decrease in net claim resolutions on our long-term disability products, partially offset by favorable morbidity experience on our other disability products. The group life and disability administrative operating expense ratios remained relatively unchanged from 2002 to 2003.

2002 to 2001 Annual Comparison. Benefits and expenses increased by $253 million, or 8%, from 2001 to 2002. The increase resulted in large part from an increase of $213 million, or 9%, in policyholders' benefits, including the change in policy reserves. Excluding the reserve refinements noted above, policyholders' benefits increased $268 million, or 11%, reflecting the growth of business in force. An increase of $25 million, or 5%, in operating expenses, including amortization of deferred acquisition costs, also contributed to the increase in benefits and expenses. The increase in operating expenses, from $466 million in 2001 to $491 million in 2002, resulted primarily from the growth in business in force and related sales-based compensation costs.

The group life benefits ratio for 2002 improved 0.9 percentage points from 2001. Absent the negative impact to 2001 from the $36 million reserve refinement, the 2002 group life benefits ratio increased 0.8 percentage points reflecting higher claim incidence, primarily early in the year. The group disability benefits ratio improved by 7.3 percentage points from 2001 to 2002. The benefit from the $19 million reserve refinement recorded in 2002 represented 3.2 percentage points of the improvement. The remainder of the improvement reflects improved case resolution and our ongoing efforts to improve the quality of our underwriting and claims management processes. The group life administrative operating expense ratio remained flat from 2001 to 2002. The group disability administrative operating expense ratio improved from 2001 to 2002 reflecting the impact of our efforts to improve operational efficiencies.

Sales Results

The following table sets forth the Group Insurance segment's new annualized premiums for the periods indicated. In managing our group insurance business, we analyze new annualized premiums, which do not correspond to revenues under GAAP because new annualized premiums measure the current sales performance of the business unit, while revenues primarily reflect the renewal persistency and aging of in force policies written in prior years and net investment income in addition to current sales.

	Year ended December 31,		
	2003	2002	2001
	(in millions)		
New annualized premiums(1):			
Group life	$225	$269	$435
Group disability(2)	144	160	139
Total	$369	$429	$574

(1) Amounts exclude new premiums resulting from rate changes on existing policies, from additional coverage under our Servicemembers' Group Life Insurance contract and from excess premiums on group universal life insurance that build cash value but do not purchase face amounts and include premiums from the takeover of claim liabilities.

(2) Includes long-term care products.

2003 to 2002 Annual Comparison. Total new annualized premiums decreased $60 million, or 14%, from 2002 to 2003. Group life sales decreased in 2003 due primarily to a smaller contribution from large case sales in 2003 as well as the expected slowing of our sales due to the implementation of pricing adjustments in 2002. Group disability sales decreased in 2003 due primarily to one large sale in the fourth quarter of 2002.

2002 to 2001 Annual Comparison. Total new annualized premiums decreased $145 million, or 25%, from 2001 to 2002 due to a decrease in group life sales. The group life sales decrease came from a decrease in sales to new customers reflecting a sale of $99 million to one large customer in 2001 and the expected slowing of our sales due to the implementation of pricing adjustments in 2002, partially offset by increased sales to existing customers. Group disability sales increased in 2002 due primarily to one large fourth quarter sale.

Investment Division

Investment Management

Operating Results

The following table sets forth the Investment Management segment's operating results for the periods indicated.

	Year ended December 31,		
	2003	2002	2001
	(in millions)		
Operating results:			
Revenues	$1,259	$1,235	$1,357
Expenses	1,097	1,096	1,216
Adjusted operating income	162	139	141
Realized investment gains (losses), net(1)	5	64	(8)
Income from continuing operations before income taxes	$ 167	$ 203	$ 133

(1) Revenues exclude realized investment gains (losses), net. For a discussion of these items see "—Realized Investment Gains and General Account Investments—Realized Investment Gains."

Adjusted Operating Income

2003 to 2002 Annual Comparison. Adjusted operating income increased $23 million, from $139 million in 2002 to $162 million in 2003. The increase reflected lower expenses, excluding the impact of recent acquisitions, and higher asset-based fees in our investment management and advisory operations, which were partially offset by a decline in retained fees as a result of the combination of our retail securities brokerage and clearing operations with those of Wachovia. We estimate the decline in retained fees reduced the segment's adjusted operating income for the second half of 2003 by $22 million.

2002 to 2001 Annual Comparison. Adjusted operating income for 2002 was essentially unchanged from 2001. Lower fee revenues resulting from declines in market value of the underlying equity assets under management as well as lower average mutual fund customer account balances on which our fees are based, and lower mortgage loan origination and servicing revenue were largely offset by a decrease in expenses resulting from the decline in revenue and cost saving measures implemented in 2001. We incurred $23 million and $55 million of employee termination and facilities consolidation costs in 2002 and 2001, respectively.

Revenues

The following tables set forth the Investment Management segment's revenues, as shown in the table above under "—Operating Results," by source and assets under management for the periods indicated. In managing our business we analyze assets under management, which do not correspond to GAAP assets, because our primary sources of revenues are fees based on assets under management.

	Year ended December 31,		
	2003	2002	2001
	(in millions)		
Revenues:			
Retail customers(1)	$ 187	$ 184	$ 210
Institutional customers	372	335	383
General account	219	221	227
Sub-total	778	740	820
Mutual fund revenues(2)	481	495	537
Total revenues	$1,259	$1,235	$1,357

(1) Consists of individual mutual funds and both variable annuities and variable life insurance asset management revenues from our separate accounts. This also includes funds invested in proprietary mutual funds through our defined contribution plan products. Revenues from fixed annuities and the fixed rate options of both variable annuities and variable life insurance are included in the general account.

(2) Represents mutual fund revenues other than asset management fees paid to affiliates, which are included in the appropriate categories above.

	December 31, 2003	December 31, 2002
	(in billions)	
Assets Under Management (at fair market value):		
Investment Management Segment—Investment Management & Advisory Services		
Retail customers(1)	$ 81.2	$ 79.9
Institutional customers(2)	94.8	85.2
General account	127.8	122.9
Total Investment Management & Advisory Services	$303.8	$288.0

(1) Consists of individual mutual funds, including investments in our mutual funds through wrap-fee products, and both variable annuities and variable life insurance assets in our separate accounts. Fixed annuities and the fixed rate options of both variable annuities and variable life insurance are included in the general account.

(2) Consists of third-party institutional assets and group insurance contracts.

2003 to 2002 Annual Comparison. Revenues, as shown in the table above under "—Operating Results," increased $24 million, from $1.235 billion in 2002 to $1.259 billion in 2003. The increase came primarily from the management of institutional customer assets inclusive of revenues associated with an international real estate asset manager that we acquired at the end of 2002. A decline in mutual fund revenues from lower average account balances on which our fees are based was partially offset by the inclusion of revenues of the mutual fund business of American Skandia, commencing May 1, 2003.

2002 to 2001 Annual Comparison. Revenues decreased $122 million, from $1.357 billion in 2001 to $1.235 billion in 2002. The decrease came from a decline of $74 million in revenues from management of institutional and retail customer assets as well as a decline of $42 million in our mutual fund revenue. The decrease in revenues from management of institutional and retail customer assets came primarily from declines in market value of the underlying equity assets under management on which our fees are based, as well as lower loan origination and servicing revenue. The decline in mutual fund revenues was the result of lower average market values of customer accounts on which our fees are based.

Expenses

2003 to 2002 Annual Comparison. Expenses, as shown in the table above under "—Operating Results," were essentially unchanged from 2002. Lower employee termination and facility consolidation costs in 2003, and lower asset based and other expenses in our mutual fund operations were offset by the inclusion of expenses associated with the mutual fund business of American Skandia commencing May 1, 2003 and an international real estate asset manager which we acquired at the end of 2002.

2002 to 2001 Annual Comparison. Expenses decreased $120 million, from $1.216 billion in 2001 to $1.096 billion in 2002. The decrease primarily reflects decreases in incentive compensation expenses. Additionally, our 2002 results reflect savings associated with cost reduction initiatives implemented in 2001. In 2002 and 2001 our results reflect $23 million and $55 million, respectively, in employee termination and facility consolidation costs.

Financial Advisory

Operating Results

The following table sets forth the Financial Advisory segment's operating results for the periods indicated.

	Year ended December 31,		
	2003	2002	2001
	(in millions)		
Operating results:			
Revenues	$1,306	$2,421	$2,712
Expenses	1,417	2,464	2,852
Adjusted operating income(1)	$ (111)	$ (43)	$ (140)

(1) Results of this segment are the same on both an adjusted operating income basis and a GAAP basis.

On July 1, 2003, we completed the previously announced agreement with Wachovia to combine each company's respective retail securities brokerage and clearing operations forming Wachovia Securities, a joint venture headquartered in Richmond, VA. We have a 38% ownership interest in the joint venture, while Wachovia owns the remaining 62%. The transaction included our securities brokerage operations but did not include our equity sales, trading and research operations. As part of the transaction we retained certain assets and liabilities related to the contributed businesses, including liabilities for certain litigation and regulatory matters. We account for our 38% ownership of the joint venture under the equity method of accounting; periods prior to July 1, 2003, continue to reflect the results of our previously wholly-owned securities brokerage operations on a fully consolidated basis. Accordingly "—Operating Results", as shown above for 2003, reflect our securities brokerage operations on a consolidated basis for 2001, 2002 and the first six months of 2003 and earnings from the joint venture on the equity basis for the remaining six months of 2003. In addition, in the third quarter of 2003 we decided to exit our existing consumer banking business; therefore, the results of our consumer banking operations previously included within the Financial Advisory segment are shown as discontinued operations for all periods presented.

2003 to 2002 Annual Comparison. The Financial Advisory segment reported a loss, on an adjusted operating income basis, of $111 million in 2003. This loss includes a loss of $53 million from our securities brokerage operations prior to combination of these operations with Wachovia on July 1, 2003. The segment's loss for 2003 includes our share of earnings from Wachovia Securities, on a pre-tax basis and excluding transition costs, of $88 million. Offsetting these results were expenses of $107 million relating primarily to obligations for litigation and regulatory matters we retained in connection with the contributed businesses. Full year results from our securities brokerage operations for 2003 include $100 million of transition costs, of which $32 million represents our share of costs incurred by the venture, as well as a pre-tax gain of $22 million recorded on the completion of the combination of the businesses. In addition, results for 2003 include income of $2 million from our equity sales and trading operations that were not contributed to the new entity.

In 2002 the segment reported a loss of $43 million. The loss consisted of an $87 million loss from our securities brokerage operations, which were contributed to the joint venture, partially offset by income of $44 million from our equity sales and trading operations.

2002 to 2001 Annual Comparison. The Financial Advisory segment reported losses, of $43 million for 2002 and $140 million for 2001. The $97 million decline in the segment's loss came primarily from reduced losses in our securities brokerage operations that were contributed to the joint venture, which reported a loss of $87 million for 2002 as compared to a loss of $180 million for 2001. These operations incurred costs of $38 million in 2002 and $65 million in 2001 to reduce staffing levels, occupancy and other overhead costs. The reduction in the loss reflects lower non-interest expenses resulting from these actions, as well as the $27 million decrease in implementation costs, which together more than offset the negative impact of the continued decline in retail client commissions and net interest revenue. Adjusted operating income from our equity sales and trading operations increased $4 million, to $44 million for 2002, due primarily to cost reduction initiatives and a decrease in costs associated with implementing these initiatives, from $15 million in 2001 to $5 million in 2002.

Retirement

Operating Results

The following table sets forth the Retirement segment's operating results for the periods indicated.

	Year ended December 31,		
	2003	2002	2001
	(in millions)		
Operating results:			
Revenues	$2,281	$2,375	$2,394
Benefits and expenses	2,089	2,234	2,284
Adjusted operating income	192	$ 141	$ 110
Realized investment losses, net, and related adjustments(1)	(1)	(383)	(100)
Related charges(2)	5	7	14
Income (loss) from continuing operations before income taxes	$ 196	$ (235)	$ 24

(1) Revenues exclude realized investment gains (losses), net, and related adjustments. For a discussion of these items see "—Realized Investment Gains and General Account Investments—Realized Investment Gains."

(2) Benefits and expenses exclude related charges which represent the unfavorable (favorable) impact of net realized investment gains (losses), net, on change in reserves and deferred policy acquisition cost amortization. For a discussion of these items see "—Realized Investment Gains and General Account Investments—Realized Investment Gains."

Adjusted Operating Income

2003 to 2002 Annual Comparison. Adjusted operating income increased $51 million, or 36%, in 2003 from 2002. Our guaranteed products business reported adjusted operating income of $193 million in 2003, an increase of $28 million from 2002, reflecting more favorable investment results and lower operating expenses in the current year, partially offset by an $18 million decrease in income from prepayments of investments. As a result of the interest rate and market environment, our results reflect higher than expected income from prepayment activity and favorable market conditions which may not continue at the same pace. The remainder of the increase in adjusted operating income came from the segment's full service defined contribution business, which also benefited from more favorable investment results and lower operating expenses in 2003.

2002 to 2001 Annual Comparison. Adjusted operating income increased $31 million, or 28%, in 2002 from 2001 reflecting an increase in adjusted operating income of $26 million from our guaranteed products business and a $5 million reduction in the loss from our full service defined contribution business. Our guaranteed products business reported adjusted operating income of $165 million in 2002. The increase reflects income in 2002 of $30 million from a single mortgage loan prepayment and the recording of a $29 million charge to recognize increased estimates of policy liabilities in 2001. Absent the impact of these items, adjusted operating income for the guaranteed products business decreased $33 million, or 20%, mostly due to lower investment results in 2002.

Revenues

2003 to 2002 Annual Comparison. Revenues, as shown in the table above under "—Operating Results," decreased $94 million, or 4%, from 2002 to 2003. Net investment income decreased $47 million, from $2.090 billion in 2002 to $2.043 billion in 2003, due primarily to an $18 million decrease in income from prepayments of investments and a decline in yields resulting from the reinvestment of assets in a lower interest rate environment. Premiums decreased $48 million on our guaranteed products business primarily as a result of lower single premium annuity and structured settlement product sales.

2002 to 2001 Annual Comparison. Revenues decreased $19 million from 2001 to 2002. Net investment income decreased $58 million, from $2.148 billion in 2001 to $2.090 billion in 2002, due to a decline in yields on invested assets, partially offset by $30 million of income from a single mortgage loan prepayment in 2002. Policy charges and fee income decreased $9 million from 2002 to 2001 reflecting a decrease associated with our full service defined contribution business. Partially offsetting these lower revenues, were premium increases of $57 million on our guaranteed products business primarily due to increased sales of structured settlement and single sum products and the recording of increased estimates of policy liabilities for return premiums in 2001.

Benefits and Expenses

2003 to 2002 Annual Comparison. Benefits and expenses, as shown in the table above under "—Operating Results," decreased $145 million, or 6%, from 2002 to 2003. Policyholders' benefits, together with the change in policy reserves and interest credited to policyholders, decreased $121 million due to the decrease in premium activity noted above, as well as more favorable investment results in 2003 and lower crediting rates on customer balances. Operating expenses, excluding amortization of deferred acquisition costs and commission expense, decreased $16 million from 2002 to 2003 reflecting cost reduction measures implemented in prior periods.

2002 to 2001 Annual Comparison. Benefits and expenses decreased $50 million, or 2%, from 2001 to 2002. Policyholders' benefits, together with the change in policy reserves and interest credited to policyholders, decreased $32 million from 2001 to 2002 reflecting the decline in yields and increased estimates on policy liabilities recorded in 2001 as discussed above. These items were partly offset by the increase in premium activity noted above. Operating expenses, excluding amortization of deferred acquisition costs and commission expense, for our defined contribution business decreased $21 million due primarily to cost reduction measures implemented in prior periods.

Sales Results and Account Values

The following table shows the changes in the account values and net sales of Retirement segment products for the periods indicated. Net sales are total sales minus withdrawals or withdrawals and benefits, as applicable. Sales and net sales do not correspond to revenues under GAAP, but are used as a relevant measure of business activity.

	Year ended December 31,		
	2003	2002	2001
	(in millions)		
Defined Contribution:			
Beginning total account value	$22,914	$24,640	$26,046
Sales	5,179	3,858	3,689
Withdrawals	(3,381)	(3,248)	(3,422)
Change in market value, interest credited and other activity(1)	3,946	(2,336)	(1,673)
Ending total account value	$28,658	$22,914	$24,640
Net sales	$ 1,798	$ 610	$ 267
Guaranteed Products(2):			
Beginning total account value	$39,058	$39,825	$41,577
Sales	3,256	1,467	2,299
Withdrawals and benefits	(4,013)	(3,590)	(4,372)
Change in market value and interest income	3,281	2,166	2,198
Other(3)	373	(810)	(1,877)
Ending total account value	$41,955	$39,058	$39,825
Net withdrawals	$ (757)	$ (2,123)	$ (2,073)

(1) The year ended December 31, 2002 includes increases to account values of $360 million added to customer accounts due to Common Stock received as demutualization consideration and increases to account values of $448 million added to customer accounts from inclusion of amounts not previously reflected in this segment. The year ended December 31, 2001 includes increases to account values of $433 million added to customer accounts due to Common Stock received as demutualization consideration.

(2) Prudential's retirement plan accounted for 15%, 32% and 29% of sales for the years ended December 31, 2003, 2002 and 2001, respectively. This sales activity predominantly represents repricing of scheduled maturities. These scheduled maturities are also reflected in withdrawals and therefore have no impact on net sales. Ending total account value includes assets of Prudential's retirement plan of $9.7 billion, $8.5 billion and $9.1 billion as of December 31, 2003, 2002 and 2001, respectively.

(3) Represents changes in asset balances for externally managed accounts. The year ended December 31, 2001 includes an increase to policyholder account values of $181 million representing cumulative conversions of client balances to products currently included in the business.

2003 to 2002 Annual Comparison. Account values in our full service defined contribution business amounted to $28.7 billion as of December 31, 2003, an increase of $5.7 billion from $22.9 billion as of December 31, 2002. The increase came primarily from increases in the market value of mutual funds and separate accounts as well as net sales of $1.8 billion, primarily as the result of a single large case sale in the third quarter of 2003. Account values for our guaranteed products business amounted to $42.0 billion as of December 31, 2003, an increase of $2.9 billion from December 31, 2002, reflecting an increase in market value and interest income partially offset by net withdrawals of $757 million. Included in net withdrawals are sales of $1.050 billion from the sale of funding agreements issued through our Funding Agreement Notes Issuance Program that was launched in 2003, as well a large sale in the third quarter of 2003 related to same case mentioned above.

2002 to 2001 Annual Comparison. Account values in our full service defined contribution business amounted to $22.9 billion as of December 31, 2002, a decrease of $1.7 billion from December 31, 2001. The decrease came primarily from a decline in market value of mutual funds reflecting the general downturn of the equity markets. This decline was partially offset by net sales of $610 million and $808 million added to customer accounts from inclusion of amounts not previously reflected in this segment and Common Stock received as demutualization consideration. Account values for guaranteed products amounted to $39.1 billion as of December 31, 2002, a decrease of $767 million from December 31, 2001.

Other Asset Management

Operating Results

The following table sets forth the Other Asset Management segment's operating results for the periods indicated.

	Year ended December 31,		
	2003	2002	2001
		(in millions)	
Operating results:			
Revenues	$101	$90	$105
Expenses	55	45	50
Adjusted operating income (1)	$ 46	$45	$ 55

(1) Results of this segment are the same on both an adjusted operating income basis and a GAAP basis.

2003 to 2002 Annual Comparison. Adjusted operating income was essentially unchanged in 2003 from 2002, as an increase in earnings from our proprietary investment and syndication activities was offset by a decline in earnings from our hedge portfolios.

2002 to 2001 Annual Comparison. Adjusted operating income decreased $10 million, from $55 million in 2001 to $45 million in 2002. Increases in adjusted operating income from our commercial mortgage securitization operation and proprietary investment and syndication activities were more than offset by a decline in the adjusted operating income of our hedge portfolios, which were significantly reduced in size during 2002.

International Insurance and Investments Division

International Insurance

Our international insurance operations are subject to currency fluctuations that can materially affect the U.S. dollar results of our international insurance operations from period to period even if results on a local currency basis are relatively constant. Exchange rates fluctuated significantly for the years ended December 31, 2003, 2002, and 2001. The financial results of our International Insurance segment reflect the impact of forward currency transactions and internal hedges, whereby some currency fluctuation exposure, primarily associated with our Japanese insurance operations, including Gibraltar Life, is assumed in our Corporate and Other operations. These hedging transactions decreased adjusted operating income of the International Insurance segment by $46 million in 2003 and increased its adjusted operating income by $32 million in 2002 and $45 million in 2001. An integral element in the management of this exposure is our execution of forward currency transactions with independent counterparties, the results of which are reflected in Corporate and Other operations. Unless otherwise stated, we have translated all information in this section, including the impact of the currency hedging transactions, on the basis of actual exchange rates for the periods indicated. To provide a better understanding of local operating performance, where indicated below, we have analyzed local results both on the basis of actual exchange rates and on the basis of constant exchange rates. When we discuss constant exchange rate information below, it is on the basis of the average exchange rates for the year ended December 31, 2003.

Operating Results

The following table sets forth the International Insurance segment's operating results for the periods indicated.

	Year ended December 31,		
	2003	**2002**	**2001**
	(in millions)		
Operating Results:			
Revenues:			
International Insurance, excluding Gibraltar Life	$2,935	$2,379	$2,120
Gibraltar Life	2,720	2,694	2,026
	5,655	5,073	4,146
Benefits and expenses:			
International Insurance, excluding Gibraltar Life	2,486	2,000	1,771
Gibraltar Life	2,350	2,316	1,764
	4,836	4,316	3,535
Adjusted operating income:			
International Insurance, excluding Gibraltar Life	449	379	349
Gibraltar Life	370	378	262
	819	757	611
Realized investment gains (losses), net(1)	21	(172)	(57)
Related charges(2)	(35)	(16)	—
Income from continuing operations before income taxes	$ 805	$ 569	$ 554

(1) Revenues exclude realized investment gains (losses), net. For a discussion of these items see "—Realized Investment Gains and General Account Investments—Realized Investment Gains."

(2) Benefits and expenses for Gibraltar Life exclude related charges which represent the portion of dividends to policyholders that represents realized investment gains required to be paid as dividends to policyholders. For a discussion of these items see "—Realized Investment Gains and General Account Investments—Realized Investment Gains."

Adjusted Operating Income

2003 to 2002 Annual Comparison. The decrease in Gibraltar Life's adjusted operating income reflected a $21 million negative impact of currency fluctuations. Excluding the impact of currency fluctuations, adjusted operating income of Gibraltar Life increased $13 million in 2003 from 2002. This increase reflected improved investment results in 2003 and the negative impact in 2002 of refinements in estimates, primarily related to amounts due to policyholders. This increase was partially offset by a reduction in the amount of Gibraltar Life's business in force as expected during the period following its restructuring and a less favorable level of policy benefits and expenses in 2003 than the year-ago period.

Adjusted operating income from our international insurance operations, other than Gibraltar Life, increased $70 million, from $379 million in 2002 to $449 million in 2003. Adjusted operating income of our operations in countries other than Japan increased $56 million, from $37 million in 2002 to $93 million in 2003, including a $17 million favorable impact of currency fluctuations. The $56 million increase came primarily from our operation in Korea, reflecting strong sales and continued favorable persistency. The contribution from continued growth of our Japanese insurance operation other than Gibraltar Life and the more favorable level of policyholder benefits in 2003 was partially offset by a less favorable level of expenses which include costs of relocating to a new home office in Tokyo during the first quarter of 2003 and an $18 million negative impact of currency fluctuations.

The segment's increase in adjusted operating income includes the effect of year over year fluctuations in currency exchange rates as well as the impact of our hedging at expected exchange rates. On a constant exchange rate basis, excluding the impact of currency hedging, adjusted operating income, including results of Gibraltar Life, increased 11%.

2002 to 2001 Annual Comparison. Adjusted operating income for Gibraltar Life increased $116 million from $262 million for the initial eight months of operations in 2001, which included a $56 million gain from policy surrenders associated with the initial period of operations after restructuring, to $378 million for 2002. Gibraltar Life's adjusted operating income for 2002 reflects charges from refinements of estimates, primarily of amounts due to policyholders, and lower surrender gains due to more favorable persistency. The impact of these items was offset primarily by favorable mortality experience and a decrease in the estimated liability for guaranty fund assessments.

Gibraltar Life's $378 million adjusted operating income reported for 2002 included expenses of approximately $25 million related to the refinements of estimates which considered Gibraltar Life's first full year of operations following its reorganization, favorable mortality and improved investment results reflecting the transition from short-term investments to longer-term investments consistent with our asset-liability management strategies. As a result of Gibraltar Life's emergence from reorganization proceedings in April of 2001 and the reduction in benefits for in force policies, when we established Gibraltar Life's initial liability for future policy benefits, we assumed a higher than normal level of policy surrenders for the near term. Our surrender rate assumptions commencing at the date of reorganization were 6% in the first year and 4% thereafter for paid-up policies and range from 2% to 38% in the first year, 3% to 14% in the second year, and 6% to 10% thereafter for premium paying policies. Gibraltar Life's adjusted operating income included in our results for 2002 was reduced by $21 million because of the deviation of policy surrenders from our initial assumptions.

Adjusted operating income, excluding Gibraltar Life, increased $30 million from $349 million in 2001 to $379 million in 2002. Adjusted operating income from our Japanese insurance operation increased $7 million, from $335 million in 2001 to $342 million in 2002. The contribution from continued growth of our existing Japanese insurance operation was partially offset in 2002 by a $19 million negative impact of currency fluctuations and a loss from the termination of a large case that provided individual life insurance coverage to multiple employees of an organization. Our adjusted operating income from operations in countries other than Japan increased $23 million, from $14 million in 2001 to $37 million in 2002, as increased profits from our operation in Korea, reflecting strong sales and continued favorable persistency, offset continued costs of expansion into other countries and the $8 million benefit to results of the year-ago period from a refinement in the methodology used to calculate reserves in our Korean operation. Excluding the impact of the currency fluctuations, our international insurance operations other than Gibraltar Life would have had a 20% increase in adjusted operating income over the prior year.

The segment's increase in adjusted operating income includes the effect of year-over-year fluctuations in currency exchange rates as well as the impact of our hedging at expected exchange rates. On a constant exchange rate basis and excluding the impact of currency hedging, adjusted operating income, including results of Gibraltar Life, increased $175 million.

Revenues

2003 to 2002 Annual Comparison. Revenues, as shown in the table above under "—Operating Results," increased $582 million from 2002 to 2003, which include a net favorable impact of $291 million relating to currency fluctuations. Excluding the impact of currency fluctuations, revenues increased $291 million, from $5.436 billion in 2002 to $5.727 billion in 2003. Revenues on this basis from our international insurance operations, other than Gibraltar Life, increased $419 million, or 17%. This increase in revenues came primarily from an increase in premiums and policy charges and fee income of $373 million, or 16%, from $2.343 billion in 2002 to $2.716 billion in 2003. Premiums and policy charges and fee income from our Japanese operation other than Gibraltar Life increased $210 million, from $1.734 billion in 2002 to $1.944 billion in 2003 and premiums from our Korean operation increased $120 million, from $459 million in 2002 to $579 million in 2003. The increase in premium and policy charges and fee income in both operations was primarily the result of new sales and strong persistency. Premiums in all other countries increased modestly from 2002 to 2003.

Revenues for Gibraltar Life excluding the impact of the currency fluctuations, decreased $128 million, from $2.898 billion in 2002 to $2.770 billion in 2003. Gibraltar Life's decrease of $128 million is primarily due to a $114 million decline in premium revenue. The decline in premium revenue reflects a reduction in the in force business resulting from a higher than normal level of policy surrenders associated with the periods following Gibraltar Life's restructuring.

2002 to 2001 Annual Comparison. Revenues increased $927 million from $4.146 billion in 2001 to $5.073 billion in 2002, including a net unfavorable effect of $191 million related to currency fluctuations. Revenues on a constant exchange rate basis increased $1.118 billion, $765 million from Gibraltar Life and $353 million from our international insurance operations other than Gibraltar Life. The $353 million increase in revenues from our international insurance operations other than Gibraltar Life came primarily from an increase in premium revenue of $301 million, or 16%, from $1.925 billion in 2001 to $2.226 billion in 2002. Premiums, on this same basis, from our Korean operation increased $150 million, from $309 million in 2001 to $459 million in 2002, and premiums in our Japanese operation other than Gibraltar Life increased $125 million primarily the result of strong persistency and new sales. Premium revenue in all other countries increased $26 million from 2001 to 2002.

Benefits and Expenses

2003 to 2002 Annual Comparison. Benefits and expenses, as shown in the table above under "—Operating Results," increased $520 million, from $4.316 billion in 2002 to $4.836 billion in 2003, which include a negative impact of $316 million relating currency fluctuations. Excluding the impact of currency fluctuations, benefits and expenses increased $204 million reflecting a $347 million increase in our international insurance operations, other than Gibraltar Life, partially offset by a $143 million decrease from Gibraltar Life. The $347 million increase in our international insurance operations, other than Gibraltar Life, reflects an increase in policyholders' benefits, including changes in reserves, and an increase in amortization of deferred policy acquisition costs resulting from the aging of business in force and a greater volume of business in force in our Japanese and Korean operations, which was driven by new sales and continued strong persistency.

Gibraltar Life's benefits and expenses increased $34 million, from $2.316 billion in 2002 to $2.350 billion in 2003, which include an increase of $177 million relating to year over year fluctuations in currency exchange rates. Excluding the impact of the currency fluctuations, benefits and expenses decreased $143 million, from $2.518 billion in 2002 to $2.375 billion in 2003. The $143 million decrease is primarily due to a decrease in policyholder benefits, including changes in reserves, as a result of a continued reduction of the in force business resulting from a higher than normal level of policy surrenders associated with the periods following Gibraltar Life's restructuring.

2002 to 2001 Annual Comparison. Benefits and expenses increased $781 million from $3.535 billion in 2001 to $4.316 billion in 2002, including a $552 million increase from Gibraltar Life. Excluding the impact of the Gibraltar Life acquisition, benefits and expenses increased $229 million, or 13%, from $1.771 billion in 2001 to $2.000 billion in 2002. The $229 million increase in benefits and expenses came primarily from an increase of $164 million in policyholders' benefits, which includes the change in reserves for future policy benefits, and an increase of $56 million in amortization of deferred policy acquisition costs. Policyholders' benefits increased from $1.382 billion in 2001 to $1.546 billion in 2002. The increase reflected a greater volume of business in force, which was driven by the aging of business in force in markets where our operations are more mature, new sales, and continued strong persistency, partially offset by the impact of currency fluctuations. On a constant exchange rate basis, total segment benefits and expenses increased $944 million.

Sales Results

In managing our international insurance business, we analyze new annualized premiums, which do not correspond to revenues under GAAP, as well as revenues, because new annualized premiums measure the current sales performance of the segment, while revenues reflect the renewal persistency and aging of in force policies written in prior years and net investment income, in addition to current sales. New annualized premiums on an actual and constant exchange rate basis are as follows for the periods indicated.

	Year ended December 31,		
	2003	2002	2001
		(in millions)	
New annualized premiums:			
On an actual exchange rate basis:			
International Insurance, excluding Gibraltar Life	$608	$510	$582
Gibraltar Life	296	233	110
Total	$904	$743	$692
On a constant exchange rate basis:			
International Insurance, excluding Gibraltar Life	$608	$540	$608
Gibraltar Life	299	253	116
Total	$907	$793	$724

2003 to 2002 Annual Comparison. On a constant exchange rate basis, new annualized premiums increased $114 million, or 14%, from 2002 to 2003, reflecting a $46 million increase from Gibraltar Life. On the same basis, new annualized premiums from our Japanese insurance operation other than Gibraltar Life increased $66 million, or 20%, to $398 million in 2003, which benefited from the conclusion of an agent conference qualification period. There was no similar benefit to 2002. An increase in the Life Planner count also contributed to the growth in sales. Sales in all other countries, also on a constant exchange rate basis were essentially unchanged, primarily as a result of the benefit to sales in 2002 in our operation in Korea, from sales activity in anticipation of a premium rate increase in April 2002.

2002 to 2001 Annual Comparison. On a constant exchange rate basis, new annualized premiums increased $69 million from 2001 to 2002, including an increase of $137 million from Gibraltar Life. On that basis, new annualized premiums from our operations in Japan were $584 million in 2002, including $253 million from Gibraltar Life, compared to $505 million in 2001 when Gibraltar Life's sales force sold policies for our existing Japanese insurance operation during a portion of the year, pending the completion of Gibraltar Life's reorganization. Since the first quarter of 2001, the Gibraltar Life sales force has distributed only Gibraltar Life products. Sales in Japan other than Gibraltar Life during 2001 were particularly strong due to anticipated premium rate increases that took effect on April 1, 2001 and October 1, 2001. Sales in all other countries, also on a constant exchange rate basis, decreased $11 million as a result of a decrease from our operations in Taiwan and Korea, where 2002 sales were affected by premium rate increases in 2001.

Investment Margins and Other Profitability Factors

Many of our insurance products sold in international markets provide for the buildup of cash values for the policyholder at mandated guaranteed interest rates. The spread between the actual investment returns and these guaranteed rates of return to the policyholder is an element of the profit or loss that we will experience on these products. Interest rates guaranteed in our Japanese insurance contracts are regulated by Japanese authorities. Between July 1, 1996, and April 1, 1999, we guaranteed premium rates using an interest rate of 3.1% on most of the products we sold in Japan even though the yield on Japanese government and high-quality corporate bonds was less than that much of this time. This resulted in some negative investment spreads for much of this business over this period. As a consequence, our profitability with respect to these products in Japan during that period resulted primarily from margins on mortality, morbidity and expense charges. In response to the low interest rate environment, Japanese regulators approved a reduction in the required rates for most of the products we sell to 2.35% in April 1999, which results in our charging higher premiums on new business for the same amount of insurance. While this has also resulted in an improvement in investment spreads, these spreads continued to have a negative impact on adjusted operating income from our Japanese insurance operation other than Gibraltar Life in 2003, 2002, and 2001 and the profitability of these products in Japan continues to result primarily from margins on mortality, morbidity, and expense charges. In 2001 and 2003, Japanese regulators approved further reductions in the required interest rates applicable to most of the products we sell. As a result, we increased premium rates on many of our products sold in Japan when the new rates were implemented, in April 2001, October 2001, and August 2003 for some products. Additionally, interest rates on our guaranteed products sold in Korea are regulated by Korean authorities, who approved, in April 2001, January 2002, April 2002, and January 2003, reductions in the required interest rates credited for most of the products we sell, allowing us to charge higher premiums on new business for the same amount of insurance. While these actions enhance our ability to set rates commensurate with available investment returns, the major sources of profitability on our products in Korea, as in Japan, are margins on mortality, morbidity and expense charges rather than investment spreads.

We base premiums and cash values in most countries in which we operate on mandated mortality tables. Our mortality experience in the International Insurance segment on an overall basis for 2003, 2002 and 2001 was well within our pricing assumptions and below the guaranteed levels reflected in the premiums we charge.

International Investments

Operating Results

The following table sets forth the International Investments segment's operating results for the periods indicated. In the second quarter of 2003 we decided to exit certain operations of two Japanese asset management units, and all periods presented below exclude the results of these operations, as they have been included within divested businesses.

	Year ended December 31,		
	2003	2002	2001
	(in millions)		
Operating results:			
Revenues	$356	$325	$296
Expenses	373	331	340
Adjusted operating income	(17)	(6)	(44)
Realized investment losses, net(1)	(52)	—	—
Income (loss) from continuing operations before income taxes	$ (69)	$ (6)	$ (44)

(1) Revenues exclude realized investment gains (losses), net. For a discussion of these items see "—Realized Investment Gains and General Account Investments—Realized Investment Gains."

2003 to 2002 Annual Comparison. Our International Investments segment reported a loss, on an adjusted operating income basis, of $17 million for 2003, compared to a loss of $6 million in 2002, as 2003 included a charge of $34 million to write off a receivable related to an investment in Korea. Excluding this charge, adjusted operating income increased $23 million. The improved results reflect the benefit of recently acquired units and a lower level of expenses related to our existing businesses, as well as higher earnings from our global derivatives businesses.

2002 to 2001 Annual Comparison. Our International Investments segment reported a loss, on an adjusted operating income basis, of $6 million for 2002 compared to a loss of $44 million in 2001. The $38 million reduction in the loss reflected earnings from recently acquired units and lower expenses resulting from our earlier actions to reduce the cost structure.

Corporate and Other Operations

Corporate and Other operations include corporate-level activities that we do not allocate to our business segments, real estate and relocation services, and international ventures and businesses that we have placed in wind-down status but have not divested, which, collectively, we refer to as "Other Businesses."

Corporate-level activities consist primarily of corporate-level income and expenses not allocated to any of our business segments, costs for company-wide initiatives in years prior to 2003, income from our qualified pension plans and investment returns on capital that is not deployed in any of our segments. Corporate-level activities also include returns from investments that we do not allocate to any of our business segments, including a debt-financed investment portfolio, which was substantially reduced in 2001 and liquidated in 2002, as well as the impact of transactions with other segments. Corporate-level activities also include certain retained obligations relating to policyholders with whom we had previously agreed to provide insurance for reduced or no premium in accordance with contractual settlements related to prior individual life sales practices remediation.

	Year ended December 31,		
	2003	2002	2001
	(in millions)		
Operating Results:			
Corporate-level activities(1)	$ 42	$121	$ 1
Other businesses:			
Real Estate and Relocation Services	63	46	(11)
Other	(12)	(7)	(15)
Adjusted operating income	93	160	(25)
Realized investment gains (losses), net, and related adjustments(2)	(36)	(90)	180
Divested businesses(3)	(185)	(15)	58
Sales practices remedies and costs(4)	—	(20)	—
Demutualization(5)	—	—	(588)
Income (loss) from continuing operations before income taxes	$(128)	$ 35	$(375)

(1) Includes consolidating adjustments.
(2) See "—Realized Investment Gains and General Account Investments—Realized Investment Gains." for a discussion of these items.
(3) See "—Divested Businesses" for a discussion of the results of our divested businesses.
(4) See "—Sales Practices Remedies and Costs" for a discussion of our life insurance sales practices remedies and costs.
(5) See "—Demutualization Costs and Expenses" for a discussion of our demutualization costs and expenses.

2003 to 2002 Annual Comparison. Corporate and Other operations resulted in adjusted operating income of $93 million in 2003 and $160 million in 2002, a decline of $67 million. Adjusted operating income from corporate-level activities decreased $79 million, from $121 million in 2002 to $42 million in 2003. Income from our qualified pension plan declined $130 million, from $502 million in 2002 to $372 million in 2003, reflecting a decline in the expected rate of return on plan assets from 9.50% to 8.75% and a reduction in the discount rate from 7.25% to 6.50%. For purposes of calculating pension income from our own qualified pension plan for the year ended December 31, 2004, we will apply a discount rate of 5.75%, compared to 6.50% in 2003, and we will continue to apply an expected return on plan assets of 8.75% and a 4.50% rate of increase in compensation levels. We determined our expected return on plan assets based upon the arithmetic average of prospective returns, which is based upon a risk free rate as of the measurement date adjusted by a risk premium that considers historical statistics and expected investment manager performance, for equity, debt and real estate markets applied on a weighted average basis to our pension asset portfolio. Giving effect to the foregoing assumptions, we expect that income from our own qualified pension plan will continue to contribute to adjusted operating income in 2004, but at a level of about $20 million to $30 million below that of the year 2003. In 2004, pension service costs related to active employees will be allocated to our business segments. The increase in allocated expenses to our business segments will be partially offset by a reduction in the allocation of other benefit costs related to non-active employees which will be retained in Corporate-level activities. Investment income, net of interest expense, declined by $57 million, reflecting the funding of the acquisition of American Skandia and share repurchases. Corporate-level general and administrative expenses were $551 million in 2003, before qualified pension income, compared to $626 million in 2002, a decrease of $75 million. General and administrative expenses for 2003 included $37 million of costs related to a structured financing transaction. General and administrative expenses, other than this cost, decreased by $112 million primarily due to reduced costs pertaining to certain company-wide initiatives, as well as our outsourcing of certain human resource support functions to a third party.

Corporate-level activities included $23 million of costs in 2003 from retained obligations relating to policyholders with whom we had previously agreed to provide insurance for reduced or no premium in accordance with contractual settlements related to prior individual life sales practices remediation, as compared to $96 million in 2002. The lower costs in 2003 were primarily attributable to improved equity market conditions in 2003. The costs in 2002 were partially offset by a $26 million reduction of a liability we established in 2001 for death and other benefits due with respect to policies for which we had not received a death claim but where death had occurred, due to a change in our estimate.

Other businesses included in Corporate and Other operations resulted in adjusted operating income of $51 million in 2003 compared to $39 million in 2002. The improvement relates to our real estate and relocation business, which benefited from decreased expenses in the current period.

2002 to 2001 Annual Comparison. Corporate and Other operations resulted in adjusted operating income of $160 million in 2002 and a loss of $25 million in 2001, an increase of $185 million. Corporate-level activities resulted in adjusted operating income of $121 million in 2002 and $1 million in 2001. The increase was primarily due to higher investment income, net of interest expense, of $44 million. Corporate-level activities benefited from the impact of the transfer of net assets from the Traditional Participating Products segment at the date of our demutualization and from cash and short-term investments held at the parent company. This additional investment income was offset by lower returns from joint venture and limited partnership investments and reduced investment income, net of interest expense, from the wind-down of a debt-financed portfolio and lower yields on corporate-level invested assets.

Corporate-level general and administrative expenses were $626 million in 2002, before qualified pension income, compared to $727 million in 2001. Lower expenses, reflecting in part the impact of previous expense reduction initiatives, more than offset expenses incurred in the 2002 period associated with servicing our stockholder base and expenses associated with the implementation of our organizational changes announced in August 2002. Income from our own qualified pension plan amounted to $502 million in 2002, compared to $540 million in 2001. The $38 million decline reflects changes in pension plan assumptions, primarily a decrease in the discount rate from 7.75% to 7.25%.

Corporate-level activities in 2002 included expenses of $96 million related to supplemental benefits paid to policyholders whom we had previously agreed to provide insurance for reduced or no premium in accordance with contractual settlements related to prior individual life sales practices remediation. These expenses were partially offset by a $26 million reduction, in 2002, of a liability we established in 2001 for death and other benefits due with respect to policies for which we had not received a death claim but where death had occurred, due to a change in our estimate.

In 2001 Corporate-level activities included a $20 million charge offsetting the income earned by Prudential Securities as co-manager in the initial public offering of our Common Stock, which was included in adjusted operating income of our Financial Advisory segment.

Other businesses included in Corporate and Other operations resulted in adjusted operating income of $39 million in 2002, as compared to a loss, on an adjusted operating income basis, of $26 million in 2001. The improvement relates primarily to our real estate and relocation business, which reported adjusted operating income of $46 million in 2002 compared to a loss, on an adjusted operating income basis, of $11 million in 2001. The loss in 2001 reflected expenses of $35 million incurred by this business to consolidate its operating facilities, while 2002 results benefited from increased transaction volume, lower expense levels and activities of a subsidiary acquired in the fourth quarter of 2001. In addition, losses from the remaining operations included in other businesses decreased $8 million, on an adjusted operating income basis, from $15 million in 2001 to $7 million in 2002, primarily reflecting the write-off of goodwill in our international ventures unit in 2001.

Divested Businesses

Our income from continuing operations before income taxes includes results from several businesses that have been or will be sold or exited that do not qualify for "discontinued operations" accounting treatment under GAAP. The results of divested business are reflected in our Corporate and Other operations. A summary of the income from continuing operations before income taxes for these businesses is as follows for the periods indicated:

	Year ended December 31,		
	2003	2002	2001
	(in millions)		
Property and casualty insurance	$(347)	$ 71	$ 200
Prudential Securities capital markets	287	(36)	(159)
Gibraltar Casualty	(81)	(79)	—
Other divested businesses	(41)	16	11
Total income (loss) from continuing operations before income taxes	(182)	(28)	52
Less: Realized investment gains (losses), net	3	(13)	(6)
Divested businesses excluding realized gain (losses), net	$(185)	$(15)	$ 58

Property and Casualty Insurance

In the fourth quarter of 2003, we completed our previously announced agreements to sell our property and casualty insurance companies that operate nationally in 48 states outside of New Jersey, and the District of Columbia, to Liberty Mutual Group ("Liberty Mutual"), as well as our New Jersey property and casualty insurance companies to Palisades Group. Results of the property and casualty insurance operations have been reclassified as a divested business for all periods presented.

Historically, the Individual Life and Annuities segment has been compensated for property and casualty insurance products sold through its distribution network. Following the sale of the property and casualty insurance operations, Prudential Agents will have continued access to non-proprietary property and casualty products under distribution agreements entered into with the purchasers of these businesses, and therefore, the Individual Life and Annuities segment will continue to be compensated for sales of these products, although the extent of these revenues cannot be predicted. In addition, certain expenses incurred at the corporate level that previously were allocated to the Property and Casualty Insurance segment have been reclassified to Corporate and Other operations, for all periods presented. These expenses, which we will seek to mitigate over time, will continue to be absorbed by Corporate and Other operations in future periods.

In addition, in 2003 we sold our specialty automobile insurance business and entered into an agreement to sell our work-place distribution property and casualty insurance operations, which closed in the first quarter of 2004. The results of operations for these businesses are included in "Loss from discontinued operations" for all periods presented.

Operating Results

The following table sets forth the Property and Casualty Insurance segment's operating results for the periods indicated:

	Year ended December 31,		
	2003	2002	2001
	(in millions)		
GAAP results:			
Revenues	$1,569	$1,815	$1,707
Benefits and expenses	1,916	1,744	1,507
Income (loss) from continuing operations before income taxes	$ (347)	$ 71	$ 200

Income From Continuing Operations Before Income Taxes

2003 to 2002 Annual Comparison. Income from continuing operations before income taxes decreased $418 million, from income of $71 million in 2002 to a loss of $347 million in 2003. The loss in 2003 includes a charge of $491 million, which primarily reflects the write-down of the assets to be sold to fair value and management's best estimate of the cost of retained liabilities. The retained liabilities include pre-closing litigation and obligations under reinsurance contracts provided in connection with potential adverse loss development on the business sold to Liberty Mutual. Excluding the $491 million charge recorded in the 2003 period, income from continuing operations increased by $73 million, primarily reflecting improved underwriting results.

2002 to 2001 Annual Comparison. Income from continuing operations before income taxes decreased $129 million, from $200 million in 2001 to $71 million in 2002. Results for 2002 reflected a $102 million lower net benefit from prior accident-year development and a $39 million lower benefit from stop-loss reinsurance recoveries.

Other Divested Businesses

The results for the Prudential Securities capital markets businesses in 2003 include the gain from a $332 million settlement of an arbitration award. Partly offsetting this gain in 2003, are losses related to the residual investment portfolio of the business that continues to be liquidated. The losses in 2002 and 2001 also reflect the liquidation of the residual investment portfolio, as well as costs related to the wind-down of the business.

The results for the Gibraltar Casualty Company, a commercial property and casualty insurer that we sold in September 2000 to Everest Re Group, Ltd. ("Everest"), reflect losses of $81 million in 2003 and $79 million in 2002 from a stop-loss reinsurance agreement we entered into pursuant to the sale, whereby if and when aggregate post-sale claim and claim-related payments exceed Gibraltar Casualty's reserves recorded at the time of sale, we will pay Everest for 80% of the first $200 million of such excess. As of December 31, 2003, we are fully reserved for future payments under this agreement.

Also reflected in other divested businesses are the results of the Prudential Home Mortgage business and certain international securities operations, as well as the operations of certain Japanese asset management units.

Sales Practices Remedies and Costs

Our income from continuing operations before income taxes for the year ended December 31, 2002 includes a pre-tax charge of $20 million of additional individual life sales practices costs including related administrative costs, litigation costs and settlements, which is reflected in our Corporate and Other operations.

Demutualization Costs and Expenses

We incurred costs and expenses related to demutualization totaling $588 million for the year ended December 31, 2001, which are reflected in our Corporate and Other operations. Demutualization costs in 2001 included $340 million of demutualization consideration paid to our former Canadian branch policyholders. Demutualization expenses consisted primarily of the costs of engaging independent accounting, actuarial, investment banking, legal and other consultants that advised us and insurance regulators in the demutualization process and related matters as well as printing and postage for communication with policyholders.

Results of Operations of Closed Block Business

We established the Closed Block Business effective at the date of demutualization. The Closed Block Business includes our in force traditional participating life insurance and annuity products and assets that are being used for the payment of benefits and policyholder dividends on these policies, as well as other assets and equity and related liabilities that support these policies. We no longer offer these traditional participating policies. See "—Overview—Financial Services Businesses and Closed Block Business" for additional details.

At the end of each year, the Board of Directors of Prudential Insurance determines the dividends payable for participating policies for the following year based on its statutory results and past experience, including investment income, net realized investment gains over a number of years, mortality experience and other factors. As required by GAAP, we developed an actuarial calculation of the timing of the maximum future earnings from the policies included in the Closed Block, and if actual cumulative earnings in any given period are greater than the cumulative earnings we expect, we will record this excess as a policyholder dividend obligation. We will subsequently pay this excess to Closed Block policyholders as an additional dividend unless it is otherwise offset by future Closed Block performance that is less favorable than we originally expected. The policyholder dividends we charge to expense within the Closed Block Business will include any policyholder dividend obligations that we recognize for the excess of actual cumulative earnings in any given period over the cumulative earnings we expect in addition to the actual policyholder dividends declared by the Board of Directors of Prudential Insurance. If cumulative performance is less favorable than we expected, the policyholder dividends we charge to expense within the Closed Block Business will be the actual dividends declared by the Board of Directors. Subsequent to the date of demutualization, there was no required charge to expense to recognize a policyholder dividend obligation for the excess of actual cumulative earnings in any given period over the cumulative earnings we expect. However, net unrealized investment gains that have arisen subsequent to the establishment of the Closed Block have been reflected as a policyholder dividend obligation to be paid to Closed Block policyholders, unless otherwise offset by future experience, with an offsetting amount reported in accumulated other comprehensive income, and, as such, we have a policyholder dividend obligation to Closed Block policyholders of $2.443 billion recorded as of December 31, 2003.

Operating Results

Management does not consider adjusted operating income to assess operating performance of the Closed Block Business. Consequently, results of the Closed Block Business for all periods are presented only in accordance with GAAP. The following table sets forth the Closed Block Business GAAP results for the periods indicated.

	Year ended December 31,		
	2003	2002	2001
		(in millions)	
GAAP results:			
Revenues	$7,982	$7,121	$7,728
Benefits and expenses	7,612	7,878	8,347
Income (loss) from continuing operations before income taxes	$ 370	$ (757)	$ (619)

Income from Continuing Operations Before Income Taxes

2003 to 2002 Annual Comparison. Income from continuing operations before income taxes increased $1.127 billion to $370 million in 2003, from a loss of $757 million in 2002. The increase in income from continuing operations before income taxes reflects an increase in realized investment gains (losses), net, of $1.013 billion in 2003 from 2002. In addition, dividends to policyholders decreased by $54 million, reflecting reductions in the dividend scale for 2003, and a decline in operating expenses of $49 million. For a discussion of Closed Block Business realized investment gains (losses), net, see "—Realized Investment Gains and General Account Investments—Realized Investment Gains."

2002 to 2001 Annual Comparison. Loss from continuing operations before income taxes increased $138 million, to $757 million for 2002 from $619 million in 2001. The increase in the loss from continuing operations before income taxes reflects a decline in net investment income, including interest expense on the IHC debt, of $402 million. This decline reflects our transfer of $5.6 billion of net assets previously associated with the former Traditional Participating Products segment at the date of our demutualization in late 2001 and a lower investment yield on the assets remaining in the Closed Block Business, as well as interest expense associated with the IHC debt that we issued in December 2001. Partially offsetting these items was a decrease in the charge for policyholder dividends of $127 million, reflecting changes in the dividend scale for 2002 and 2003. In addition, we established $144 million of reserves in 2001 for death and other benefits due with respect to policies for which we had not received a death claim but where death had occurred. Lastly, we benefited from our expense reduction efforts, for which the Closed Block Business incurred $48 million of implementation costs in 2001.

Revenues

2003 to 2002 Annual Comparison. Revenues, as shown in the table above under "—Operating Results," increased $861 million, or 12%, in 2003 from 2002. Realized investment gains (losses), net, increased $1.013 billion, from net realized investment losses of $587 million in 2002 to net realized investment gains of $426 million in 2003. Premiums decreased $162 million from $4.022 billion in 2002 to $3.860 billion in 2003. We expect the decline in premiums for this business to continue as the policies in force mature or terminate in this closed block of traditional participating insurance.

2002 to 2001 Annual Comparison. Revenues decreased $607 million, or 8%, from 2001 to 2002. Net investment income declined $279 million, from $3.897 billion in 2001 to $3.618 billion in 2002, for the reasons discussed above. Premiums decreased $228 million, or 5%, from $4.250 billion in 2001 to $4.022 billion in 2002, reflecting a decline in first year and renewal premiums as well as paid-up additions, which represent additional insurance purchased with policyholder dividends. Realized investment losses, net of gains, increased $44 million, from $543 million in 2001 to $587 million in 2002.

Benefits and Expenses

2003 to 2002 Annual Comparison. Benefits and expenses, as shown in the table above under "—Operating Results," decreased $266 million, or 3%, in 2003 from 2002. Policyholder benefits and related changes in reserves, including interest credited to policyholders' accounts, decreased $131 million, from $4.444 billion in 2002 to $4.313 billion in 2003, consistent with the discontinuation of sales of traditional products, as discussed above. Dividends to policyholders amounted to $2.452 billion in 2003, a decrease of $54 million, from $2.506 billion in 2002, reflecting reductions in the dividend scale for 2003 based on evaluations of the experience underlying the dividend scale. Operating expenses, including distribution costs that we charge to expense, decreased $49 million in 2003 from 2002, reflecting lower distribution costs as we have discontinued sales of traditional products as well as our continued efforts to reduce operating cost levels.

2002 to 2001 Annual Comparison. Benefits and expenses decreased $469 million, or 6%, from 2001 to 2002. Operating expenses, including distribution costs that we charge to expense, decreased $136 million, from 2001 to 2002, reflecting our efforts to reduce operating cost levels and $48 million of implementation costs for this program incurred by the Closed Block Business in 2001. An increase in interest expense associated with the IHC debt we issued in December 2001 was a partial offset. Policyholder benefits and related changes in reserves, including interest credited to policyholders' accounts, decreased $278 million, from $4.722 billion in 2001 to $4.444 billion in 2002. Policyholder benefits for 2001 included $144 million of reserves established for death and other benefits due with respect to policies for which we had not received a death claim but where death has occurred. Reserves established for new and renewal business decreased in 2002, consistent with our expectations and reflecting our discontinuation of sales of traditional products discussed above, partially offset by growth in reserves due to aging of policies in force. Dividends to policyholders amounted to $2.506 billion in 2002, a decrease of $127 million, or 5%, from $2.633 billion in 2001. The decline reflects reductions in the dividend scales for 2002 and 2003 based on evaluations of the experience underlying the dividend scale.

Policy Surrender Experience

The following table sets forth policy surrender experience for the Closed Block Business, measured by cash value of surrenders, for the periods indicated. In managing this business, we analyze the cash value of surrenders because it is a measure of the degree to which policyholders are maintaining their in force business with us, a driver of future profitability.

	Year ended December 31,		
	2003	2002	2001
		(in millions)	
Cash value of surrenders	$1,364	$1,234	$1,246
Cash value of surrenders as a percentage of mean future policy benefit reserves	2.9%	2.6%	2.7%

2003 to 2002 Annual Comparison. The total cash value of surrenders increased $130 million in 2003 from 2002. The level of surrenders as a percentage of mean future policy benefit reserves increased to 2.9% in 2003 from 2.6% in 2002. The increase reflects the surrender of a few large cash value policies during 2003.

2002 to 2001 Annual Comparison. The total cash value of surrenders decreased $12 million in 2002 from 2001, primarily as a result of our efforts during 2001 to locate policyholders in connection with our demutualization. The level of surrenders as a percentage of mean future policy benefit reserves was relatively unchanged in 2002 from 2001.

Income Taxes

Shown below is our income tax provision (benefit) for the years ended December 31, 2003, 2002 and 2001, separately reflecting the impact of certain significant items. Also presented below is the income tax provision (benefit) that would have resulted from application of the statutory 35% federal income tax rate in each of these periods.

	Year Ended December 31,		
	2003	2002	2001
		(in millions)	
Tax provision (benefit)	$ 650	$(189)	$ (32)
Impact of:			
Effect of change in repatriation assumption for certain international operations	(120)	—	—
Disposition of subsidiaries	78	183	—
Adjustments to mutual life insurance company tax estimated liability	—	—	200
Tax provision (benefit) excluding these items	$ 608	$ (6)	$168
Tax provision (benefit) at statutory rate	$ 685	$ 28	$ (42)

For the year ended December 31, 2003, the difference between taxes excluding the items shown above and taxes that would have resulted from the application of the statutory rate is attributable, in part, to nontaxable investment income, reductions in foreign tax rates and an increase in tax credits, partially offset by an increase in state taxes.

For the year ended December 31, 2001, the difference between taxes excluding the items shown above and taxes that would have resulted from the application of the statutory rate is attributable, in part, to the inclusion of non-deductible demutualization costs and expenses in income from continuing operations.

Discontinued Operations

Included within net income are the results of businesses which are reflected as discontinued operations under GAAP. A summary of the results of discontinued operations by business is as follows for the periods indicated:

	Year ended December 31,		
	2003	2002	2001
	(in millions)		
Property and casualty operations	$ (28)	$(32)	$(21)
International securities operations	(76)	(69)	(40)
Web-based workplace distribution of voluntary benefits	—	(58)	(20)
Healthcare operations	11	71	25
Other	(13)	3	(25)
Loss from discontinued operations before income taxes	(106)	(85)	(81)
Income tax benefit	(62)	(10)	(16)
Loss from discontinued operations, net of taxes	$ (44)	$(75)	$(65)

Realized Investment Gains and General Account Investments

Realized Investment Gains

Realized investment gains, net of losses, primarily include gains and losses resulting from sales and impairments of fixed income and equity investments, prepayment premiums we receive on private bond issues, and gains and losses in connection with derivative contracts that do not qualify for hedge accounting treatment. We perform impairment reviews on an ongoing basis and record an impairment charge when we determine that a decline in value is other than temporary. The level of impairments generally reflects economic conditions and is expected to increase when economic conditions worsen and to decrease when economic conditions improve. We may realize additional credit-related losses through sales of investments pursuant to our credit risk and portfolio management objectives. We require most issuers of private fixed maturity securities to pay us make-whole yield maintenance payments when they prepay the securities. Prepayments are driven by factors specific to the activities of our borrowers as much as by the interest rate environment.

We use derivative contracts to hedge the risk that changes in interest rates or foreign currency exchange rates will affect the market value of certain investments. We also use derivative contracts to mitigate the risk that unfavorable changes in currency exchange rates will reduce U.S. dollar equivalent earnings generated by certain of our non-U.S. businesses. Derivative contracts also include forward purchases and sales of to-be-announced mortgage-backed securities primarily related to our mortgage dollar roll program. The vast majority of these derivative contracts do not qualify for hedge accounting, and consequently we recognize the changes in fair value of such contracts from period to period in current earnings, although we do not necessarily account for the hedged assets or liabilities the same way. Accordingly, realized investment gains and losses from our hedging activities contribute significantly to fluctuations in net income.

The comparisons below discuss realized investment gains, net of losses and related charges and adjustments. Related charges, which are not applicable to the Closed Block Business, pertain to policyholder dividends, deferred policy acquisition costs and reserves for future policy benefits. A percentage of net realized investment gains on specified Gibraltar Life assets is required to be paid as dividends to Gibraltar Life policyholders. We amortize deferred policy acquisition costs for interest sensitive products based on estimated gross profits, which include net realized investment gains on the underlying invested assets, and the related charge for amortization of deferred policy acquisition costs represents the amortization related to net realized investment gains. We adjust the reserves for some of our policies when cash flows related to these policies are affected by net realized investment gains, and the related charge for reserves for future policy benefits represents that adjustment. The changes in these related charges from one period to another may be disproportionate to the changes in realized investment gains, net of losses, evaluated over several periods.

A portion of realized gains, pertaining to certain derivative results, is included in adjusted operating income. Pursuant to a currency hedging program, we execute forward sale contracts in the hedged currencies in exchange for U.S. dollars at a specified exchange rate. The maturities of these contracts correspond with future periods in which non-U.S. earnings are expected to be generated. These contracts do not qualify for hedge accounting under GAAP. All resulting profits or losses from such contracts, including mark-to-market adjustments of open contracts, are included in "Realized investment gains (losses), net." When the contracts are terminated in the same period that the expected earnings emerge, the resulting positive or negative cash flow is included in adjusted operating income. In addition, we utilize interest and currency swaps to manage interest and currency exchange rate exposures arising from mismatches between assets and liabilities, including duration mismatches. For the swap contracts that do not qualify for hedge accounting treatment, mark-to-market adjustments of open contracts as well as periodic settlements are included in "Realized investment gains (losses), net." Periodic settlements pertaining to such contracts are included in adjusted operating income.

The following tables set forth realized investment gains (losses), net, by investment type for the Financial Services Businesses and Closed Block Business, as well as related charges and adjustments associated with the Financial Services Businesses, for the years ended December 31, 2003, 2002, and 2001, respectively. For a discussion of our investment portfolio and related results, including overall income yield and investment income, as well our policies regarding other than temporary declines in investment value, see "—General Account Investments" below.

	Year ended December 31,		
	2003	2002	2001
Realized investment gains (losses), net:			
Financial Services Businesses	$(156)	$ (778)	$(131)
Closed Block Business	426	(587)	(543)
Consolidated realized investment gains (losses), net	$ 270	$(1,365)	$(674)

	Year ended December 31,		
	2003	2002	2001
Financial Services Businesses:			
Realized investment gains (losses), net			
Fixed maturity investments	$ (93)	$(508)	$(345)
Equity securities	23	(149)	(59)
Derivative instruments	(231)	(226)	236
Other	145	105	37
Total	(156)	(778)	(131)
Related adjustment for derivative (gains) losses included in adjusted operating income	—	(94)	(34)
Realized investment gains (losses), net, excluded from adjusted operating income	$(156)	$(872)	$(165)
Related charges	$ (43)	$ 6	$ 26

	Year ended December 31,		
	2003	2002	2001
Closed Block Business:			
Realized investment gains (losses), net			
Fixed maturity investments	$ 331	$(212)	$(372)
Equity securities	(33)	(186)	(177)
Derivative instruments	64	(174)	(10)
Other	64	(15)	16
Total	$ 426	$(587)	$(543)

2003 to 2002 Annual Comparison. The Financial Services Businesses' net realized investment losses in 2003 were $156 million compared to $778 million in 2002. Realized losses in 2003 included fixed maturity impairments of $266 million and credit-related losses of $22 million compared with $385 million and $470 million for 2002, respectively. Impairments in 2003 were concentrated in the manufacturing, finance, services and transportation sectors and were primarily driven by downgrades in credit, bankruptcy or other adverse financial conditions of the respective issuers. Impairments in 2002 were concentrated in the transportation, technology, services, finance and manufacturing sectors and were primarily driven by downgrades in credit, bankruptcy or other adverse financial conditions of the respective issuers. Realized losses in 2003 and 2002 on fixed maturity securities were offset, in part, by realized gains driven largely by sales of fixed maturity securities in a declining rate environment, along with gains on private bond prepayment premiums. We realized net gains on equity securities of $23 million in 2003 compared to net losses of $149 million in 2002. We recognized $101 million and $164 million of impairments on equity securities in 2003 and 2002, respectively, primarily related to our Gibraltar Life operations. The equity securities impairments in both periods were primarily the result of market declines over a prolonged period. Impairments on equity securities in 2003 were more than offset by equity trading gains, primarily in Gibraltar Life, as it shifted its portfolio to a passive index strategy. Realized losses in 2003 include net derivative losses of $231 million, compared to net derivative losses of $226 million in 2002. The losses in 2003 included negative mark-to-market adjustments of $161 million on forward currency contracts used to hedge the future income of non-U.S. businesses, driven by the weakening of the U.S. dollar. Derivative losses in 2002 were primarily the result of losses of $152 million on treasury futures contracts used to manage the duration of the Company's fixed maturity investment portfolio, as well as losses of $88 million on foreign currency forward contracts used to hedge the future income of non-U.S. businesses, driven by the weakening of the U.S. dollar.

For the Closed Block Business, net realized investment gains in 2003 were $426 million compared to losses of $587 million in 2002. Realized gains in 2003 reflected net realized gains on sales of fixed maturity securities in a declining rate environment and private bond prepayment premiums, partially offset by fixed maturity impairments of $123 million and credit-related losses of $46 million. Impairments in 2003 were concentrated in the manufacturing, finance, and services sectors and were primarily driven by downgrades in credit, bankruptcy or other adverse financial conditions of the respective issuers. Realized losses in 2002 included $302 million of fixed maturity impairments and $420 million of credit-related losses, which were partially offset by realized gains on sales of fixed maturity securities in a declining rate environment and private bond prepayment gains. Impairments in 2002 were concentrated in the transportation, services, technology, and finance sectors and were primarily driven by downgrades in credit, bankruptcy or other adverse financial conditions of the respective issuers. We realized net losses on equity securities of $33 million in 2003, including $59 million of impairments, compared to losses of $186 million in 2002, which included $145 million of impairments. The equity security impairments in both periods were primarily the result of market declines over a prolonged period. Net gains on derivatives were $64 million in 2003 compared to losses of $174 million in 2002. The derivative losses in 2002 were largely attributable to losses on equity futures contracts and currency hedges of non-U.S. dollar investments. Realized investment gains in 2003 also include $41 million of gains in connection with the partial divestiture of an equity investment in a real estate operating company.

2002 to 2001 Annual Comparison. The Financial Services Businesses' net realized investment losses for 2002 were $778 million compared to $131 million for 2001. Realized losses in 2002 included fixed maturity impairments of $385 million and credit related losses of $470 million for 2002 compared with $392 million and $225 million for 2001, respectively. These losses were offset in part, in both periods, by realized gains driven largely by sales of fixed income securities in declining rate environments and gains from prepayments of private bonds. We realized net losses on equity securities of $149 million in 2002, including $164 million of impairments, compared to losses of $59 million in 2001, which included $153 million of impairments. Realized losses for 2002 include derivative losses of $226 million, compared to derivative gains of $236 million for 2001. Derivative losses in 2002 were primarily the result of losses of $152 million on treasury futures contracts used to manage the duration of the Company's fixed maturity investment portfolio, as well as losses of $88 million on foreign currency forward contracts used to hedge the future income of non-U.S. businesses, driven by the weakening of the U.S. dollar. Derivative gains recorded for 2001 were primarily attributable to the impact of the strengthening dollar on currency hedges of non-U.S. dollar investments, as well as gains on Japanese equity futures contracts held in anticipation of sales of equity securities.

For the Closed Block Business, net realized investment losses for 2002 were $587 million compared to $543 million for 2001. Realized losses in 2002 include fixed maturity impairments of $302 million and credit related losses of $420 million, which were offset in part by realized gains on sales of fixed income securities and prepayment premiums. Realized losses in 2001 included fixed maturity impairments of $385 million and credit related losses of $184 million, which were offset in part by realized gains on sales of fixed income securities and prepayment premiums. We realized net losses on equity securities of $186 million in 2002, including $145 million of impairments, compared to losses of $177 million in 2001, which included $86 million of impairments. Net losses on derivatives were $174 million for 2002 compared to $10 million for 2001. Derivative losses for 2002 were largely attributable to losses on equity futures contracts and currency hedges of non-U.S. dollar investments.

General Account Investments

We maintain a diversified investment portfolio in our insurance companies to support our liabilities to customers in our Financial Services Businesses and the Closed Block Business, as well as our other general liabilities. Our general account does not include assets of our securities brokerage, securities trading, banking operations, assets of our asset management operations managed for third parties, and separate account assets for which the customer assumes risks of ownership.

The General Account portfolio is managed pursuant to the distinct objectives of the Financial Services Businesses and the Closed Block Business. The primary investment objectives of the Financial Services Businesses include:

- matching the liability characteristics of the major products and other obligations of the Company; and
- maximizing the portfolio book yield within risk constraints.

The primary investment objectives of the Closed Block Business include:

- providing for the reasonable dividend expectations of the participating policyholders within the Closed Block Business and the Class B shareholders; and
- maximizing total return and preserving principal, within risk constraints, while matching the liability characteristics of the major products in the Closed Block Business.

Management of Investments

We design asset mix strategies for our general account to match the characteristics of our products and other obligations and seek to closely approximate the interest rate sensitivity of the assets with the estimated interest rate sensitivity of the product liabilities. We achieve income objectives through asset/liability management and strategic and tactical asset allocations within a disciplined risk management framework. Our asset allocation also reflects our desire for broad diversification across asset classes, sectors and issuers.

The Investment Committee of our Board of Directors oversees our proprietary investments. It also reviews performance and risk positions quarterly. Our Senior Vice President, Asset Liability and Risk Management, approves the investment policy for the general account assets of our insurance subsidiaries and oversees the investment process for our general account. Under his direction, the Asset Liability and Risk Management Group works with our business units to develop investment objectives, performance factors and measures and asset allocation ranges.

The Asset Liability and Risk Management Group also works closely with each of our business units to ensure that the specific characteristics of our products are incorporated into its processes. The Asset Liability and Risk Management Group has the authority to initiate tactical shifts within exposure ranges approved annually by the Investment Committee. The Investment Management segment manages virtually all of our investments, other than those of our International Insurance segment, under the direction of the Asset Liability and Risk Management Group. Our International Insurance segment manages the majority of its investments locally.

Asset/Liability Management

The Asset Liability and Risk Management Group uses a disciplined, risk-controlled approach to asset/liability management. The methodology focuses on aligning assets to the effective sensitivity of the cash flow and return requirements of our liabilities. The Asset Liability and Risk Management Group consults with the product experts in the businesses on an ongoing basis to arrive at asset/liability matching policies and decisions. We adjust this dynamic process as products change, as we develop new products and as changes in the market environment occur.

We develop asset strategies for specific classes of product liabilities and attributed or accumulated surplus, each with distinct risk characteristics. Most of our products can be categorized in to the following three classes:

- interest-crediting products for which the rates credited to customers are periodically adjusted to reflect market and competitive forces and actual investment experience, such as fixed annuities;
- participating individual and experience rated group products in which customers participate in actual investment and business results through annual dividends, interest or return of premium; and
- guaranteed products for which there are price or rate guarantees for the life of the contract, such as GICs.

We determine a target asset mix for each product class, which we reflect in our investment policies. Our asset/ liability management process has permitted us to manage interest-sensitive products successfully through several market cycles.

Portfolio Composition

Our investment portfolio consists primarily of public and private fixed maturity securities, commercial loans, equity securities and other invested assets. Portfolio composition is a critical element of our investment management process. The composition of our general account reflects, within the discipline provided by our risk management approach, our need for competitive results and the diverse selection of investment alternatives available through our Investment Management segment. The size of our portfolio enables us to invest in asset classes that may be unavailable to the typical investor.

Our total general account investments were $174.9 billion and $169.2 billion as of December 31, 2003 and 2002, respectively, which are segregated between the Financial Services Businesses and the Closed Block Business. Total general account investments attributable to the Financial Services Businesses were $110.9 billion and $105.1 billion as of December 31, 2003 and 2002, respectively, while total general account investments attributable to the Closed Block Business were $64.0 billion and $64.1 billion as of December 31, 2003 and 2002, respectively. The following table sets forth the composition of the investments of our general account as of the dates indicated.

	As of December 31, 2003			
	Financial Services Businesses	Closed Block Business	Total	% of Total
	($ in millions)			
Fixed Maturities:				
Public, available for sale, at fair value	$ 66,430	$29,538	$ 95,968	54.9%
Public, held to maturity, at amortized cost	3,010	—	3,010	1.7
Private, available for sale, at fair value	17,921	15,052	32,973	18.9
Private, held to maturity, at amortized cost	58	—	58	—
Trading account assets, at fair value	226	—	226	0.1
Equity securities, at fair value	1,101	2,282	3,383	1.9
Commercial loans, at book value	11,774	7,006	18,780	10.7
Other long term investments(1)	3,702	1,041	4,743	2.7
Policy loans, at outstanding balance	2,609	5,543	8,152	4.7
Short-term investments	4,052	3,581	7,633	4.4
Total general account investments	110,883	64,043	174,926	100.0%
Invested assets of other entities and operations(2)	6,115	—	6,115	
Total investments	$116,998	$64,043	$181,041	

	As of December 31, 2002			
	Financial Services Businesses	Closed Block Business	Total	% of Total
	($ in millions)			
Fixed Maturities:				
Public, available for sale, at fair value	$ 61,975	$30,991	$ 92,966	55.0%
Public, held to maturity, at amortized cost	2,563	—	2,563	1.5
Private, available for sale, at fair value	17,248	15,242	32,490	19.2
Private, held to maturity, at amortized cost	46	—	46	—
Trading account assets, at fair value	96	—	96	0.1
Equity securities, at fair value	1,267	1,521	2,788	1.6
Commercial loans, at book value	11,720	6,987	18,707	11.0
Other long term investments(1)	3,877	1,075	4,952	3.0
Policy loans, at outstanding balance	3,146	5,681	8,827	5.2
Short-term investments	3,158	2,579	5,737	3.4
Total general account investments	105,096	64,076	169,172	100.0%
Invested assets of other entities and operations(2)	14,036	—	14,036	
Total investments	$119,132	$64,076	$183,208	

(1) Other long-term investments consist of real estate and non-real estate related investments in joint ventures (other than our equity investment in Wachovia Securities) and partnerships, investment real estate held through direct ownership, our interest in separate account investments and other miscellaneous investments.

(2) Includes invested assets of securities brokerage, securities trading, and banking operations. Excludes assets of our asset management operations managed for third parties and separate account assets for which the customer assumes risks of ownership.

As of December 31, 2003, our general account investment portfolio attributable to the Financial Services Businesses consisted primarily of $87.4 billion of fixed maturity securities (79% of the total portfolio in 2003 and 78% in 2002), $11.8 billion of commercial loans (11% of the total portfolio in 2003 and 11% in 2002), $1.1 billion of equity securities (1% of the total portfolio in 2003 and 1% in 2002) and $10.6 billion of other investments (9% of the total portfolio in 2003 and 10% in 2002). Portfolio growth in 2003 was due primarily to the reinvestment of net investment income.

As of December 31, 2003, our general account investment portfolio attributable to the Closed Block Business consisted primarily of $44.6 billion of fixed maturity securities (70% of the total portfolio in 2003 and 72% in 2002), $7.0 billion of commercial loans (11% of the total portfolio in 2003 and 11% in 2002), $2.3 billion of equity securities (3% of the total portfolio in 2003 and 2% in 2002) and $10.1 billion of other investments (16% of the total portfolio in 2003 and 15% in 2002). The portfolio size was relatively the same as of December 31, 2003 and 2002 as the reinvestment of net investment income was largely offset by net operating outflows.

Investment Results

The overall income yield on our general account investments after investment expenses, excluding realized investment gains (losses), was 5.51% and 5.73% for the years ended December 31, 2003 and 2002, respectively. The decline in yield on the portfolio in 2003 from 2002 is primarily attributable to reinvestment activities over the last two years in a declining interest rate environment.

The net investment income yield attributable to the Financial Services Businesses was 4.96% for the year ended December 31, 2003 compared to 5.16% for the year ended December 31, 2002. The change in yield between periods was primarily due to declines in fixed maturities and commercial loan yields primarily attributable to reinvestment activities in a declining interest rate environment and lower mortgage prepayment fees in 2003, partially offset by more favorable results from limited partnerships within other investments. The yield on the Financial Services Businesses reflects the income yield on the investment portfolio of our Japanese insurance operations, which was 2.02% for the year ended December 31, 2003 compared to 1.93% for the year ended December 31, 2002. The increase in yield on the Japanese insurance portfolio in 2003 from 2002 is primarily attributable to the redeployment of excess cash and investment in U.S. mortgage-backed bonds during 2002.

The net investment income yield attributable to the Closed Block Business was 6.49% for the year ended December 31, 2003 compared to 6.75% for the year ended December 31, 2002. The change in yield between periods was primarily due to declines in fixed maturities primarily attributable to reinvestment activities in a declining interest rate environment, partially offset by more favorable results from limited partnerships within other investments.

Continuation of the current low interest rate environment will result in our reinvestment of maturing securities at lower rates and would reduce the yield we are able to earn on our investments, which support our obligations for certain products, including traditional whole life insurance, fixed annuities and guaranteed investment contracts. This reduction in yield would also have a corresponding impact on the "spread," which is the difference between the yield on our investments and the amounts that we are required to pay our customers related to these products and which could have a negative impact on our future profitability.

The following table sets forth the income yield and investment income, excluding realized investment gains (losses), for each major investment category of our general account for the periods indicated.

	For the year ended December 31, 2003					
	Financial Services Businesses		Closed Block Business		Combined	
	Yield(1)	Amount	Yield(1)	Amount	Yield(1)	Amount
			($ in millions)			
Fixed maturities	4.82%	$3,708	6.81%	$2,703	5.49%	$6,411
Equity securities	1.50	16	2.21	39	1.95	55
Commercial loans	7.15	803	8.39	564	7.61	1,367
Policy loans	5.35	150	6.40	347	6.04	497
Short-term investments and cash equivalents	1.82	104	2.17	78	1.93	182
Other investments	8.97	372	9.92	101	9.16	473
Gross investment income before investment expenses	5.12	5,153	6.73	3,832	5.70	8,985
Investment expenses	(.16)	(224)	(.24)	(200)	(.19)	(424)
Investment income after investment expenses	4.96%	4,929	6.49%	3,632	5.51%	8,561
Investment results of other entities and operations(2)		120		—		120
Total investment income		$5,049		$3,632		$8,681

	For the year ended December 31, 2002					
	Financial Services Businesses		Closed Block Business		Combined	
	Yield(1)	Amount	Yield(1)	Amount	Yield(1)	Amount
			($ in millions)			
Fixed maturities	5.20%	$3,596	7.33%	$2,828	5.96%	$6,424
Equity securities	2.54	42	2.48	30	2.52	72
Commercial loans	7.44	888	8.37	528	7.77	1,416
Policy loans	5.85	169	6.50	360	6.28	529
Short-term investments and cash equivalents	2.18	200	3.56	112	2.39	312
Other investments	7.01	310	(0.88)	(4)	5.31	306
Gross investment income before investment expenses	5.31	5,205	7.00	3,854	5.92	9,059
Investment expenses	(.15)	(225)	(.25)	(236)	(.19)	(461)
Investment income after investment expenses	5.16%	4,980	6.75%	3,618	5.73%	8,598
Investment results of other entities and operations(2)		221		—		221
Total investment income		$5,201		$3,618		$8,819

(1) Yields are based on average carrying values except for fixed maturities, equity securities and securities lending activity. Yields for fixed maturities are based on amortized cost. Yields for equity securities are based on cost. Yields for securities lending activity are calculated net of corresponding liabilities and rebate expenses. Yields for 2002 are presented on a basis consistent with our current reporting practices.

(2) Investment income of securities brokerage and securities trading operations.

Fixed Maturity Securities

Investment Mix

Our fixed maturity securities portfolio consists of publicly traded and private placed debt securities across an array of industry categories. Our international portfolios are predominantly foreign government securities.

We manage our public portfolio to a risk profile directed by the Asset Liability and Risk Management Group and, in the case of our international insurance portfolios, to a profile that reflects local market regulations and our investment competencies in these markets. We seek to employ relative value analysis both in credit selection and in purchasing and selling securities. The total return that we earn on the portfolio will be reflected both as investment income and also as realized gains or losses on investments.

We use our private placement and asset-backed portfolios to enhance the diversification and yield of our overall fixed maturity portfolio. Within our domestic portfolios, we maintain a private fixed income portfolio that is larger than the industry average as a percentage of total fixed income holdings. Over the last several years, our investment staff has directly originated more than half of our annual private placement originations. Our origination capability offers the opportunity to lead transactions and gives us the opportunity for better terms, including covenants and call protection, and to take advantage of innovative deal structures.

Investments in fixed maturity securities attributable to the Financial Services Businesses were $83.0 billion at amortized cost with an estimated fair value of $87.4 billion as of December 31, 2003 versus $77.3 billion at amortized cost with an estimated fair value of $81.9 billion as of December 31, 2002.

Investments in fixed maturity securities attributable to the Closed Block Business were $41.3 billion at amortized cost with an estimated fair value of $44.6 billion as of December 31, 2003 versus $43.2 billion at amortized cost with an estimated fair value of $46.2 billion as of December 31, 2002.

Fixed Maturity Securities by Contractual Maturity Date

The following tables set forth the breakdown of our fixed maturity securities portfolio in total by contractual maturity as of December 31, 2003.

	As of December 31, 2003			
	Financial Services Businesses		Closed Block Business	
	Amortized Cost	% of Total	Amortized Cost	% of Total
	($ in millions)			
Maturing in 2004	$ 3,961	4.8%	$ 2,319	5.6%
Maturing in 2005	6,068	7.3	2,627	6.4
Maturing in 2006	5,819	7.0	2,247	5.4
Maturing in 2007	5,317	6.4	2,512	6.1
Maturing in 2008	6,475	7.8	2,712	6.6
Maturing in 2009	5,267	6.3	2,241	5.4
Maturing in 2010	5,960	7.2	2,194	5.3
Maturing in 2011	6,283	7.6	2,459	6.0
Maturing in 2012	4,613	5.6	2,293	5.6
Maturing in 2013 and beyond	33,203	40.0	19,689	47.6
Total Fixed Maturities	$82,966	100.0%	$41,293	100.0%

Fixed Maturity Securities and Unrealized Gains and Losses by Industry Category

The following table sets forth the composition of the portion of our fixed maturity securities portfolio by industry category attributable to the Financial Services Businesses as of the dates indicated and the associated gross unrealized gains and losses.

	As of December 31, 2003				As of December 31, 2002			
Industry(1)	Amortized Cost	Gross Unrealized Gains(2)	Gross Unrealized Losses(2)	Fair Value	Amortized Cost	Gross Unrealized Gains(2)	Gross Unrealized Losses(2)	Fair Value
	(in millions)							
Corporate Securities:								
Manufacturing	$13,115	$ 996	$ 61	$14,050	$12,505	$ 886	$ 86	$13,305
Finance	10,839	569	57	11,351	8,594	538	34	9,098
Services	6,646	570	26	7,190	4,775	349	46	5,078
Utilities	6,467	630	28	7,069	6,115	527	83	6,559
Energy	2,829	289	10	3,108	3,590	353	25	3,918
Retail and Wholesale	2,402	147	24	2,525	2,533	199	30	2,702
Transportation	1,800	166	4	1,962	1,996	128	10	2,114
Other	646	31	14	663	446	22	2	466
Total Corporate Securities	44,744	3,398	224	47,918	40,554	3,002	316	43,240
Foreign Government	23,075	892	91	23,876	20,375	1,184	1	21,558
Asset-Backed Securities	6,189	121	19	6,291	5,732	142	30	5,844
Mortgage Backed	4,966	94	28	5,032	4,751	203	3	4,951
U.S. Government	3,992	333	7	4,318	5,863	437	1	6,299
Total	$82,966	$4,838	$369	$87,435	$77,275	$4,968	$351	$81,892

(1) Investment data has been classified based on Lehman industry categorizations for domestic public holdings and similar classifications by industry for all other holdings.

(2) Includes $42 million of gross unrealized gains and $26 million of gross unrealized losses as of December 31, 2003 compared to $67 million of gross unrealized gains and $7 million of gross unrealized losses as of December 31, 2002 on securities classified as held to maturity, which are not reflected in other comprehensive income.

As a percentage of amortized cost, fixed maturity investments attributable to the Financial Services Businesses as of December 31, 2003, consist primarily of 28% foreign government sector, 16% manufacturing sector, 13% finance sector, 8% services sector, and 8% utilities sector compared to 26% foreign government sector, 16% manufacturing sector, 11% finance sector, 8% utilities sector, and 8% U.S. government sector as of December 31, 2002. As of December 31, 2003, 92% of the mortgage-backed securities in the Financial Services Businesses were publicly traded agency pass-through securities related to residential mortgage loans. Collateralized mortgage obligations represented the remaining 8% of mortgage-backed securities, and less than 1% of fixed maturities.

The gross unrealized losses related to our fixed maturity portfolio attributable to the Financial Services Businesses were $0.4 billion as of December 31, 2003, compared to $0.4 billion as of December 31, 2002. The gross unrealized losses in 2003 were concentrated primarily in the foreign government, manufacturing and finance sectors while gross unrealized losses in 2002 were concentrated in the manufacturing, utilities, and services sectors. Non-investment grade securities represented 13% of the gross unrealized losses attributable to the Financial Services Businesses in 2003 versus 51% of gross unrealized losses in 2002.

The following table sets forth the composition of the portion of our fixed maturity securities portfolio by industry category attributable to the Closed Block Business as of the dates indicated and the associated gross unrealized gains and losses.

Industry(1)	As of December 31, 2003 Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair value	As of December 31, 2002 Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
				(in millions)				
Corporate Securities:								
Manufacturing	$ 9,412	$ 770	$ 33	$10,149	$ 8,993	$ 675	$ 83	$ 9,585
Finance	5,587	368	5	5,950	5,322	400	13	5,709
Utilities	5,398	584	24	5,958	4,921	454	72	5,303
Services	5,088	554	10	5,632	4,332	370	40	4,662
Energy	2,280	267	3	2,544	2,318	261	7	2,572
Retail and Wholesale	1,990	200	1	2,189	2,613	265	21	2,857
Transportation	1,196	112	4	1,304	1,210	82	16	1,276
Other	29	5	—	34	273	20	3	290
Total Corporate Securities	30,980	2,860	80	33,760	29,982	2,527	255	32,254
U.S. Government	4,844	284	31	5,097	4,422	446	6	4,862
Mortgage Backed	1,372	50	2	1,420	5,055	143	3	5,195
Asset-Backed Securities	2,842	45	8	2,879	2,851	62	12	2,901
Foreign Government	1,255	182	3	1,434	887	136	2	1,021
Total	$41,293	$3,421	$124	$44,590	$43,197	$3,314	$278	$46,233

(1) Investment data has been classified based on Lehman industry categorizations for domestic public holdings and similar classifications by industry for all other holdings.

As a percentage of amortized cost, fixed maturity investments attributable to the Closed Block Business as of December 31, 2003, consist primarily of 23% manufacturing sector, 14% finance sector, 13% utilities sector, 12% services sector, and 12% U.S. Government compared to 21% manufacturing sector, 12% finance sector, 12% mortgage backed securities, 11% utilities sector and 10% services sector as of December 31, 2002. As of December 31, 2003, 73% of the mortgage-backed securities in the Closed Block Business were publicly traded agency pass-through securities related to residential mortgage loans. Collateralized mortgage obligations represented the remaining 27% of mortgage-backed securities, and less than 1% of fixed maturities.

The gross unrealized losses related to our fixed maturity portfolio attributable to the Closed Block Business were $0.1 billion as of December 31, 2003, compared to $0.3 billion as of December 31, 2002. The gross unrealized losses as of December 31, 2003, were concentrated primarily in the manufacturing, U.S. Government and utilities sectors while gross unrealized losses in 2002 were concentrated in manufacturing, utilities, and services sectors. Non-investment grade securities represented 40% of the gross unrealized losses attributable to the Closed Block Business as of December 31, 2003, versus 63% of gross unrealized losses as of December 31, 2002.

Fixed Maturity Securities Credit Quality

The Securities Valuation Office ("SVO") of the NAIC evaluates the investments of insurers for regulatory reporting purposes and assigns fixed maturity securities to one of six categories called "NAIC Designations." NAIC designations of "1" or "2" include fixed maturities considered investment grade, which include securities rated Baa3 or higher by Moody's or BBB- or higher by S&P. NAIC Designations of "3" through "6" are referred to as below investment grade, which include securities rated Ba1 or lower by Moody's and BB+ or lower by S&P. As a result of time lags between the funding of investments, the finalization of legal documents and the completion of the SVO filing process, the fixed maturity portfolio generally includes securities that have not yet been rated by the SVO as of each balance sheet date. Pending receipt of SVO ratings, the categorization of these securities by NAIC designation is based on the expected ratings indicated by internal analysis.

Non-U.S. dollar denominated investments of our Japanese insurance companies are not subject to NAIC guidelines; however, they are regulated locally by the Financial Services Agency, an agency of the Japanese government. The Financial Services Agency has its own investment quality criteria and risk control standards. Our Japanese insurance companies comply with the Financial Services Agency's credit quality review and risk monitoring guidelines. The credit quality ratings of the non-U.S. dollar denominated investments of our Japanese insurance companies are based on ratings assigned by Moody's or rating equivalents based on Japanese government ratings.

The amortized cost of our public and private below-investment grade fixed maturities attributable to the Financial Services Businesses totaled $5.7 billion, or 7%, of the total fixed maturities as of December 31, 2003, compared to $6.1 billion, or 8%, of total fixed maturities as of December 31, 2002. The decrease in the amount of below-investment grade fixed maturities as of December 31, 2003, from a year earlier was primarily driven by SVO ratings upgrades, principally on private bonds, as well as the maturity or prepayment of some below investment grade bonds.

The amortized cost of our public and private below-investment grade fixed maturities attributable to the Closed Block Business totaled $5.9 billion, or 14%, of the total fixed maturities as of December 31, 2003, compared to $6.0 billion, or 14%, of total fixed maturities as of December 31, 2002.

Public Fixed Maturities—Credit Quality

The following table sets forth our public fixed maturity portfolios by NAIC rating attributable to the Financial Services Businesses as of the dates indicated.

(1)(2)		As of December 31, 2003				As of December 31, 2002			
NAIC Designation	Rating Agency Equivalent	Amortized Cost	Gross Unrealized Gains(3)	Gross Unrealized Losses(3)	Fair Value	Amortized Cost	Gross Unrealized Gains(3)	Gross Unrealized Losses(3)	Fair Value
					(in millions)				
1	Aaa, Aa, A	$50,133	$2,247	$210	$52,170	$47,430	$2,968	$ 35	$50,363
2	Baa	13,767	900	91	14,576	11,281	671	110	11,842
	Subtotal Investment Grade	63,900	3,147	301	66,746	58,711	3,639	145	62,205
3	Ba	1,580	167	11	1,736	1,730	68	56	1,742
4	B	757	89	3	843	519	20	23	516
5	C and lower	67	30	2	95	94	5	17	82
6	In or near default	34	3	1	36	50	3	1	52
	Subtotal Below Investment Grade	2,438	289	17	2,710	2,393	96	97	2,392
	Total Public Fixed Maturities	$66,338	$3,436	$318	$69,456	$61,104	$3,735	$242	$64,597

(1) Reflects equivalent ratings for investments of the international insurance operations that are not rated by U.S. insurance regulatory authorities.
(2) Includes, as of December 31, 2003 and December 31, 2002, respectively, 27 securities with amortized cost of $149 million (fair value, $151 million) and 65 securities with amortized cost of $307 million (fair value, $306 million) that have been categorized based on expected NAIC designations pending receipt of SVO ratings.
(3) Includes $41 million of gross unrealized gains and $25 million of gross unrealized losses as of December 31, 2003 compared to $66 million of gross unrealized gains and $7 million of gross unrealized losses as of December 31, 2002 on securities classified as held to maturity which are not reflected in other comprehensive income.

The following table sets forth our public fixed maturity portfolios by NAIC rating attributable to the Closed Block Business as of the dates indicated.

(1)		As of December 31, 2003				As of December 31, 2002			
NAIC Designation	Rating Agency Equivalent	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
					(in millions)				
1	Aaa, Aa, A	$17,277	$1,071	$48	$18,300	$20,110	$1,435	$ 14	$21,531
2	Baa	7,052	551	16	7,587	6,137	440	51	6,526
	Subtotal Investment Grade	24,329	1,622	64	25,887	26,247	1,875	65	28,057
3	Ba	1,954	190	2	2,142	1,896	82	55	1,923
4	B	1,283	109	5	1,387	880	33	42	871
5	C and lower	91	17	1	107	146	5	27	124
6	In or near default	12	3	0	15	17	—	1	16
	Subtotal Below Investment Grade	3,340	319	8	3,651	2,939	120	125	2,934
	Total Public Fixed Maturities	$27,669	$1,941	$72	$29,538	$29,186	$1,995	$190	$30,991

(1) Includes, as of December 31, 2003 and December 31, 2002, respectively, 65 securities with amortized cost of $204 million (fair value, $211 million) and 30 securities with amortized cost of $193 million (fair value, $193 million) that have been categorized based on expected NAIC designations pending receipt of SVO ratings.

Private Fixed Maturities—Credit Quality

The following table sets forth our private fixed maturity portfolios by NAIC rating attributable to the Financial Services Businesses as of the dates indicated.

(1)(2)		As of December 31, 2003				As of December 31, 2002			
NAIC Designation	Rating Agency Equivalent	Amortized Cost	Gross Unrealized Gains(3)	Gross Unrealized Losses(3)	Fair Value	Amortized Cost	Gross Unrealized Gains(3)	Gross Unrealized Losses(3)	Fair Value
					(in millions)				
1	Aaa, Aa, A	$ 4,647	$ 400	$ 7	$ 5,040	$ 4,945	$ 457	$ 5	$ 5,397
2	Baa	8,749	749	13	9,485	7,519	632	23	8,128
	Subtotal Investment Grade	13,396	1,149	20	14,525	12,464	1,089	28	13,525
3	Ba	2,004	146	13	2,137	2,275	99	41	2,333
4	B	508	38	3	543	597	21	13	605
5	C and lower	552	62	12	602	700	20	24	696
6	In or near default	168	7	3	172	135	4	3	136
	Subtotal Below Investment Grade	3,232	253	31	3,454	3,707	144	81	3,770
	Total Private Fixed Maturities	$16,628	$1,402	$51	$17,979	$16,171	$1,233	$109	$17,295

(1) Reflects equivalent ratings for investments of the international insurance operations that are not rated by U.S. insurance regulatory authorities.

(2) Includes, as of December 31, 2003 and December 31, 2002, respectively, 196 securities with amortized cost of $2,803 million (fair value, $2,876 million) and 280 securities with amortized cost of $2,376 million (fair value, $2,421 million) that have been categorized based on expected NAIC designations pending receipt of SVO ratings.

(3) Includes $1 million of gross unrealized gains and $1 million of gross unrealized losses as of December 31, 2003 compared to $1 million of gross unrealized gains as of December 31, 2002 on securities classified as held to maturity which are not reflected in other comprehensive income.

The following table sets forth our private fixed maturity portfolios by NAIC rating attributable to the Closed Block Business as of the dates indicated.

(1) NAIC Designation	Rating Agency Equivalent	As of December 31, 2003 Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	As of December 31, 2002 Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(in millions)							
1	Aaa, Aa, A	$ 2,862	$ 336	$ 2	$ 3,196	$ 3,440	$ 399	$ 7	$ 3,832
2	Baa	8,205	950	9	9,146	7,499	769	32	8,236
	Subtotal Investment Grade	11,067	1,286	11	12,342	10,939	1,168	39	12,068
3	Ba	1,615	139	9	1,745	1,886	123	16	1,993
4	B	440	31	3	468	563	18	15	566
5	C and lower	362	20	6	376	485	9	13	481
6	In or near default	140	4	23	121	138	1	5	134
	Subtotal Below Investment Grade	2,557	194	41	2,710	3,072	151	49	3,174
	Total Private Fixed Maturities	$13,624	$1,480	$52	$15,052	$14,011	$1,319	$88	$15,242

(1) Includes, as of December 31, 2003 and December 31, 2002, respectively, 110 securities with amortized cost of $1,157 million (fair value, $1,188 million) and 184 securities with amortized cost of $1,708 million (fair value, $1,766 million) that have been categorized based on expected NAIC designations pending receipt of SVO ratings.

Unrealized Losses from Fixed Maturity Securities

The following table sets forth the amortized cost and gross unrealized losses of fixed maturity securities attributable to the Financial Services Businesses where the estimated fair value had declined and remained below amortized cost by 20% or more for the following timeframes:

	As of December 31, 2003 Amortized Cost	Gross Unrealized Losses	As of December 31, 2002 Amortized Cost	Gross Unrealized Losses
	(in millions)			
Less than six months	$ 51	$ 13	$242	$ 72
Six months or greater but less than nine months	—	—	4	1
Nine months or greater but less than twelve months	7	2	—	—
Twelve months and greater	—	—	—	—
Total	$ 58	$ 15	$246	$ 73

The gross unrealized losses in 2003 were primarily concentrated in the manufacturing and asset-backed securities sectors, as well as other corporate securities, while the gross unrealized losses in 2002 were concentrated in the utilities, retail and wholesale, and manufacturing sectors.

The following table sets forth the amortized cost and gross unrealized losses of fixed maturity securities attributable to the Closed Block Business where the estimated fair value had declined and remained below amortized cost by 20% or more for the following timeframes:

	As of December 31, 2003		As of December 31, 2002	
	Amortized Cost	Gross Unrealized Losses	Amortized Cost	Gross Unrealized Losses
	(in millions)			
Less than six months	$ 74	$ 24	$285	$ 84
Six months or greater but less than nine months	—	—	1	—
Nine months or greater but less than twelve months	—	—	—	—
Twelve months and greater	—	—	—	—
Total	$ 74	$ 24	$286	$ 84

The gross unrealized losses in 2003 were primarily concentrated in the manufacturing, utilities, and transportation sectors while the gross unrealized losses in 2002 were concentrated in the manufacturing, utilities and finance sectors.

Impairments of Fixed Maturity Securities

We maintain separate monitoring processes for public and private fixed maturities and create watch lists to highlight securities that require special scrutiny and management. Our public fixed maturity asset managers formally review all public fixed maturity holdings on a quarterly basis and more frequently when necessary to identify potential credit deterioration whether due to ratings downgrades, unexpected price variances, and/or industry specific concerns. We classify public fixed maturity securities of issuers that have defaulted as securities not in good standing and all other public watch list assets as closely monitored.

For private placements our credit and portfolio management processes help ensure prudent controls over valuation and management. We have separate pricing and authorization processes to establish "checks and balances" for new investments. We apply consistent standards of credit analysis and due diligence for all transactions, whether they originate through our own in-house origination staff or through agents. Our regional offices closely monitor the portfolios in their regions. We set all valuation standards centrally, and we assess the fair value of all investments quarterly.

Our private fixed maturity asset managers conduct specific servicing tests on each investment on an ongoing basis to determine whether the investment is in compliance or should be placed on the watch list or assigned an early warning classification. We assign early warning classifications to those issuers that have failed a servicing test or experienced a minor covenant default, and we continue to monitor them for improvement or deterioration. In certain situations, the general account benefits from negotiated rate increases or fees resulting from a covenant breach. We assign closely monitored status to those investments that have been recently restructured or for which restructuring is a possibility due to substantial credit deterioration or material covenant defaults. We classify as not in good standing securities of issuers that are in more severe conditions, for example, bankruptcy or payment default.

We classify our fixed maturity securities as either held to maturity or available for sale. Securities classified as held to maturity are those securities where we have the positive intent and ability to hold the securities until maturity. These securities are reflected at amortized cost in our consolidated statement of financial position. Securities not classified as held to maturity are considered available for sale, and, as a result, we record unrealized gains and losses to the extent that amortized cost is different from estimated fair value. All held to maturity securities and all available for sale securities with unrealized losses are subject to our review to identify other-than-temporary impairments in value. In evaluating whether a decline in value is other-than-temporary, we consider several factors including, but not limited to, the following:

- whether the decline is substantial;
- the duration of the decline (generally greater than six months);

- the reasons for the decline in value (credit event or interest rate related);
- our ability and intent to hold our investment for a period of time to allow for a recovery of value; and
- the financial condition of and near-term prospects of the issuer.

When we determine that there is an other-than-temporary impairment, we record a write down to estimated fair value which reduces the cost basis. The new cost basis of an impaired security is not adjusted for subsequent increases in estimated fair value. Estimated fair values for fixed maturities, other than private placement securities, are based on quoted market prices or prices obtained from independent pricing services. Estimated fair values for private placement fixed maturities are determined primarily by using a discounted cash flow model which considers the current market spreads between the U.S. Treasury yield curve and corporate bond yield curve, adjusted for type of issue, its current credit quality and its remaining average life. The estimated fair value of certain non-performing private placement fixed maturities is based on management's estimates.

Impairments of fixed maturity securities attributable to the Financial Services Businesses totaled $266 million in 2003 and $385 million in 2002. Impairments of fixed maturity securities attributable to the Closed Block Business totaled $123 million in 2003 and $302 million in 2002. For a further discussion of impairments, see "—Realized Investment Gains" above.

Commercial Loans

Investment Mix

We originate domestic commercial mortgages using dedicated investment staff and a network of independent companies through our various regional offices across the country. All loans are underwritten consistently to Company standards using our proprietary quality rating system that has been developed from our experience in real estate and mortgage lending. Our loan portfolio strategy emphasizes diversification by property type and geographic location.

Consumer loans are loans extended by Gibraltar Life to individuals for financing purchases of consumer goods and services and are guaranteed by third party guarantor companies.

Ongoing surveillance of the portfolio is performed and loans are placed on watch list status based on a predefined set of criteria. We place loans on early warning status in cases where we detect that the physical condition of the property, the financial situation of the borrower or tenant or other market factors could lead to a loss of principal or interest. We classify loans as closely monitored when there is a collateral deficiency or other credit events that will lead to a potential loss of principal or interest. Loans not in good standing are those loans where there is a high probability of loss of principal, such as when the loan is in the process of foreclosure or the borrower is in bankruptcy. In our domestic operations, our workout and special servicing professionals manage the loans on the watch list. In our international portfolios, we monitor delinquency in consumer loans on a pool basis and evaluate any servicing relationship and guarantees the same way we do for commercial loans.

As of both December 31, 2003 and 2002, we held approximately 11% of our general account investments in commercial loans. These percentages are gross of a $0.4 billion allowance for losses as of both December 31, 2003 and 2002.

Our loan portfolio strategy emphasizes diversification by property type and geographic location. The following tables set forth the breakdown of the gross carrying values of our commercial loan portfolio by geographic region and property type as of the dates indicated.

	As of December 31, 2003				As of December 31, 2002			
	Financial Services Businesses		Closed Block Business		Financial Services Businesses		Closed Block Business	
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
	($ in millions)							
Commercial loans by region:								
U.S. Regions:								
Pacific	$ 2,694	22.1%	$2,607	36.9%	$ 2,595	21.4%	$2,671	37.8%
South Atlantic	1,654	13.5	1,392	19.7	1,650	13.6	1,397	19.8
Middle Atlantic	1,780	14.6	1,161	16.4	1,564	12.9	1,123	15.9
East North Central	849	7.0	513	7.3	853	7.0	442	6.3
Mountain	478	3.9	420	5.9	460	3.8	436	6.2
West South Central	558	4.6	308	4.4	574	4.7	322	4.6
West North Central	410	3.4	254	3.6	414	3.4	259	3.7
New England	323	2.6	280	4.0	321	2.6	281	3.9
East South Central	202	1.6	124	1.8	204	1.7	130	1.8
Subtotal—U.S.	8,948	73.3	7,059	100.0	8,635	71.1	7,061	100.0
Asia	3,020	24.7	—	—	3,121	25.7	—	—
Other	242	2.0	—	—	384	3.2	—	—
Total Commercial Loans	$12,210	100.0%	$7,059	100.0%	$12,140	100.0%	$7,061	100.0%

	As of December 31, 2003				As of December 31, 2002			
	Financial Services Businesses		Closed Block Business		Financial Services Businesses		Closed Block Business	
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
	($ in millions)							
Commercial loans by property type:								
Apartment complexes	$ 2,909	23.8%	$1,733	24.5%	$ 2,736	22.5%	$1,677	23.8%
Office buildings	1,770	14.5	1,585	22.4	1,745	14.4	1,589	22.5
Retail stores	906	7.4	833	11.9	1,086	8.9	906	12.8
Industrial buildings	1,805	14.8	1,574	22.3	1,587	13.1	1,512	21.4
Residential properties	1,360	11.1	6	0.1	1,431	11.8	10	—
Agricultural properties	1,010	8.3	854	12.1	992	8.2	872	12.4
Other	290	2.4	474	6.7	305	2.5	495	7.1
Subtotal of collateralized loans	10,050	82.3	7,059	100.0	9,882	81.4	7,061	100.0
Uncollateralized loans	2,160	17.7	—	—	2,258	18.6	—	—
Total Commercial Loans	$12,210	100.0%	$7,059	100.0%	$12,140	100.0%	$7,061	100.0%

Commercial Loans by Contractual Maturity Date

The following tables set forth the breakdown of our commercial loan portfolio by contractual maturity as of December 31, 2003.

	As of December 31, 2003			
	Financial Services Businesses		Closed Block Business	
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
	($ in millions)			
Maturing in 2004	$ 1,643	13.4%	$ 511	7.2%
Maturing in 2005	1,144	9.4	332	4.7
Maturing in 2006	1,003	8.2	343	4.9
Maturing in 2007	1,241	10.2	565	8.0
Maturing in 2008	1,280	10.5	546	7.7
Maturing in 2009	1,578	12.9	779	11.0
Maturing in 2010	694	5.7	565	8.0
Maturing in 2011	372	3.0	590	8.4
Maturing in 2012	366	3.0	690	9.8
Maturing in 2013 and beyond	2,889	23.7	2,138	30.3
Total Commercial Loans	$12,210	100.0%	$7,059	100.0%

Commercial Loan Quality

We establish valuation allowances for loans that are determined to be non-performing as a result of our loan review process. We define a non-performing loan as a loan for which it is probable that amounts due according to the contractual terms of the loan agreement will not be collected. Valuation allowances for a non-performing loan are recorded based on the present value of expected future cash flows discounted at the loan's effective interest rate or at the fair value of the collateral if the loan is collateral dependent. We record subsequent adjustments to our valuation allowances when appropriate.

The following tables set forth the gross carrying value for commercial loans by loan classification as of the dates indicated:

	As of December 31, 2003		As of December 31, 2002	
	Financial Services Businesses	Closed Block Business	Financial Services Businesses	Closed Block Business
	(in millions)			
Performing	$11,709	$7,029	$11,693	$7,031
Delinquent, not in foreclosure	391	1	339	—
Delinquent, in foreclosure	23	5	13	5
Restructured	87	24	95	25
Total Commercial Loans	$12,210	$7,059	$12,140	$7,061

The following table sets forth the change in valuation allowances for our commercial loan portfolio as of the dates indicated:

	2003		2002	
	Financial Services Businesses	Closed Block Business	Financial Services Businesses	Closed Block Business
	(in millions)			
Allowance, beginning of year	$420	$ 74	$472	$ 75
Additions (release) of allowance for losses	(15)	(20)	(30)	(1)
Charge-offs, net of recoveries	(6)	(1)	(40)	—
Change in foreign exchange	37	—	18	—
Allowance, end of year	$436	$ 53	$420	$ 74

Equity Securities

Investment Mix

Our equity securities consist principally of investments in common stock of publicly traded companies, and to a lesser extent privately held companies.

The following table sets forth the composition of our equity securities portfolio attributable to the Financial Services Businesses and the associated gross unrealized gains and losses as of the dates indicated:

	As of December 31, 2003				As of December 31, 2002			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
				(in millions)				
Public equity	$ 984	$ 97	$38	$1,043	$1,167	$54	$96	$1,125
Private equity	44	15	1	58	128	15	1	142
Total Equity	$1,028	$112	$39	$1,101	$1,295	$69	$97	$1,267

The following table sets forth the composition of our equity securities portfolio attributable to the Closed Block Business and the associated gross unrealized gains and losses as of the dates indicated:

	As of December 31, 2003				As of December 31, 2002			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
				(in millions)				
Public equity	$1,748	$574	$ 50	$2,272	$1,530	$117	$133	$1,514
Private equity	6	4	—	10	7	—	—	7
Total Equity	$1,754	$578	$ 50	$2,282	$1,537	$117	$133	$1,521

Unrealized Losses from Equity Securities

The following table sets forth the cost and gross unrealized losses of our equity securities attributable to the Financial Services Businesses where the estimated fair value had declined and remained below cost by 20% or more for the following timeframes:

	As of December 31,			
	2003		2002	
	Cost	Gross Unrealized Losses	Cost	Gross Unrealized Losses
		(in millions)		
Less than six months	$ 11	$ 3	$ 33	$ 10
Six months or greater but less than nine months	—	—	5	2
Nine months or greater but less than twelve months	—	—	2	1
Twelve months and greater	3	1	—	—
Total	$ 14	$ 4	$ 40	$ 13

The gross unrealized losses in 2003 were primarily concentrated in the manufacturing and transportation sectors while the gross unrealized losses in 2002 were concentrated in the manufacturing, finance, and energy sectors.

The following table sets forth the cost and gross unrealized losses of our equity securities attributable to the Closed Block Business where the estimated fair value had declined and remained below cost by 20% or more for the following timeframes:

	As of December 31,			
	2003		2002	
	Cost	Gross Unrealized Losses	Cost	Gross Unrealized Losses
	(in millions)			
Less than six months	$ 13	$ 4	$ 85	$ 27
Six months or greater but less than nine months	—	—	10	5
Nine months or greater but less than twelve months	—	—	—	—
Twelve months and greater	—	—	—	—
Total	$ 13	$ 4	$ 95	$ 32

The gross unrealized losses in 2003 were primarily concentrated in the retail and wholesale, manufacturing, and services sectors while the gross unrealized losses in 2002 were concentrated in the manufacturing, services, and finance sectors.

Impairments of Equity Securities

We classify all of our equity securities as available-for-sale, and, as a result, we record unrealized gains and losses to the extent cost is different from estimated fair value. All securities with unrealized losses are subject to our review to identify other-than-temporary impairments in value. In evaluating whether a decline in value is other-than-temporary, we consider several factors including, but not limited to, the following:

- whether the decline is substantial;
- the duration of the decline (generally greater than six months);
- the reasons for the decline in value (credit event or market fluctuation);
- our ability and intent to hold the investment for a period of time to allow for a recovery of value; and
- the financial condition of and near-term prospects of the issuer.

Where we have determined that there is an other-than-temporary impairment, we record a write down to estimated fair value which adjusts the cost basis. The new cost basis of an impaired security is not adjusted for subsequent increases in fair value. Estimated fair values for publicly traded equity securities are based on quoted market prices or prices obtained from independent pricing services. Fair values for privately traded equity securities are established using valuation and discounted cash flow models that call for a substantial level of judgment from management.

Impairments of equity securities attributable to the Financial Services Businesses totaled $101 million in 2003 and $164 million in 2002. Impairments of equity securities attributable to the Closed Block Business totaled $59 million in 2003 and $145 million in 2002. For a further discussion of impairments, see "—Realized Investment Gains" above.

Other Long-Term Investments

"Other long-term investments" are comprised as follows:

	As of December 31, 2003		As of December 31, 2002	
	Financial Services Businesses	Closed Block Business	Financial Services Businesses	Closed Block Business
	(in millions)			
Joint ventures and limited partnerships:				
Real estate related	$ 84	$ 284	$ 363	$ 322
Non real estate related	482	758	471	647
Real estate held through direct ownership	1,160	21	1,124	28
Separate accounts	1,273	—	1,051	—
Other	703	(22)	868	78
Total other long-term investments	$3,702	$1,041	$3,877	$1,075

Liquidity and Capital Resources

Prudential Financial Liquidity

The principal sources of funds available to Prudential Financial, the parent holding company, to meet its obligations, including the payment of shareholder dividends, debt service, capital contributions to subsidiaries and operating expenses, are cash and short-term investments, dividends, returns of capital and interest income from its subsidiaries. These sources of funds are complemented by Prudential Financial's capital markets access. We believe that cash flows from these sources are sufficient to satisfy the liquidity requirements of Prudential Financial. As of December 31, 2003, Prudential Financial had cash and short-term investments of approximately $1.7 billion, a decrease of $59 million, or 3%, from December 31, 2002. Principal sources and uses of cash and short-term investments at Prudential Financial for the year ended December 31, 2003 were as follows:

	December 31, 2003
	(in millions)
Sources:	
Dividends and returns of capital from subsidiaries(1)	$ 1,752
Proceeds from long- and short-term debt issuances(2)	1,907
Other	177
Total sources	3,836
Uses:	
Capital contributions to subsidiaries(3)	(1,833)
Share repurchases	(1,009)
Demutualization consideration(4)	(442)
Shareholder dividends	(275)
Other	(336)
Total uses	(3,895)
Net decrease in cash and short-term investments	$ (59)

(1) Includes approximately $0.9 billion returned to Prudential Financial associated with the sale of our property and casualty insurance businesses and dividends/returns of capital of approximately $250 million from the Insurance division, approximately $375 million from the Investment division, and approximately $220 million from Corporate and other operations.

(2) For a discussion of this activity see "—Financing Activities."

(3) Includes the acquisition of American Skandia for approximately $1.2 billion and capital contributions of approximately $50 million for the Insurance division, approximately $460 million for the Investment division and $140 million for the International Insurance and Investments division.

(4) Includes demutualization consideration paid to eligible policyholders and payments related to policy credit notes issued to Prudential Insurance. See "—Uses of Capital—Demutualization Consideration" for a discussion of this activity.

Prudential Financial Capital Adequacy – Financial Services Businesses

Prudential Financial seeks to capitalize its businesses consistent with its risk, ratings objectives and regulatory requirements, all of which are considered when determining the aggregate capital requirements for the Company. Our ratings targets are "AA/Aa/AA" for S&P, Moody's and Fitch, respectively, and "A+" for A.M. Best for our core domestic life insurance companies. Our debt rating targets are "A" for S&P, Moody's and Fitch and "a" for A.M. Best for Prudential Financial.

The primary components of capitalization for the Financial Services Businesses consist of the equity we attribute to the Financial Services Businesses, excluding unrealized gains and losses on investments, the contractual obligations of holders of our Equity Security Units to purchase Prudential Financial, Inc. Common Stock in November, 2004 and outstanding borrowings of the Financial Services Businesses that are ascribed to "general corporate purposes" as discussed below under "—Financing Activities". Based on these components, the capital position of the Financial Services Businesses as of December 31, 2003, was as follows:

	December 31, 2003
	(in millions)
Attributed equity (excluding unrealized gains and losses on investments)	$18,440
Equity Security Units	690
Debt used for general corporate purposes	1,966
Total capital	$21,096

As shown in the table above, as of December 31, 2003, the Financial Services Businesses had approximately $21 billion in capital, all of which was available to support the aggregate capital requirements of the businesses in its three divisions and its Corporate and Other operations. Based on our assessment of these businesses and operations, we believe that the capital of the Financial Services Businesses as of December 31, 2003, exceeds the amount required to support its business risks. In addition, we believe this capital position, combined with our borrowing capacity, gives us substantial financial flexibility.

The Risk Based Capital ("RBC") ratio is the primary measure by which we evaluate the capital adequacy of Prudential Insurance, which encompasses businesses of both the Financial Services Businesses and the Closed Block Business. We manage Prudential Insurance's RBC ratio to a level consistent with our ratings targets for it. RBC is determined by statutory formulas that consider risks related to the type and quality of the invested assets, insurance-related risks associated with Prudential Insurance's products, interest rate risks and general business risks. The RBC ratio calculations are intended to assist insurance regulators in measuring the adequacy of Prudential Insurance's statutory capitalization. As of December 31, 2003, Prudential Insurance's RBC ratio was above the level that we believe is required to meet our ratings targets.

Prudential Insurance's statutory capital as of December 31, 2003, included approximately $2.0 billion associated with the insurance policies in the Closed Block Business that we believe will not be necessary to cover the risk of the Closed Block Business. We have commenced a process of entering into reinsurance arrangements that will enable us to redeploy this capital. In addition, its statutory capital included $500 million to $750 million relating to our on-going domestic life insurance business that we believe is not necessary to cover its risks due to changes to statutory minimum reserve requirements and reinsurance arrangements with respect to such business entered into in the second half of 2003. We expect to use $2.1 billion of this capital ($2.5 billion to $2.75 billion) to support the acquisition of CIGNA's retirement business. This will leave between $400 million and $650 million of capital beyond that which we believe is consistent with maintaining or improving our ratings.

Similarly, we believe that our international insurance subsidiaries have capital of $500 million to $750 million in excess of the amounts needed to maintain or improve their ratings and that such capital (which generally is not distributable to Prudential Financial without regulatory approval) can be deployed in the growth of our businesses. We used a portion of the $500 million to $750 million to fund the acquisition of Hyundai.

We also consider additional borrowing capacity in evaluating the capital position of the Financial Services Businesses. We measure this additional borrowing capacity by calculating the amount of additional borrowings the Financial Services Businesses could incur for general corporate purposes before we reach our Corporate Debt to Capital Ratio limit, which is currently 20%. We believe that a ratio of 20% or less is currently consistent with our ratings targets. As of December 31, 2003, this ratio was 10.0%, indicating that the Financial Services Businesses could have incurred $2.6 billion of additional borrowings for general corporate purposes as of that date without exceeding the limit. As of December 31, 2003, the overall outstanding borrowings of the Financial Services Businesses included approximately $1 billion the proceeds of which were temporarily invested in cash and short-term investments or loans to affiliates. A reallocation of these proceeds to general corporate purposes would be considered in calculating the ratio of corporate debt to total capital and would reduce the $2.6 billion of additional borrowings available for general corporate purposes.

Uses of Capital

CIGNA Retirement Acquisition. As noted above, we plan to use $2.1 billion of the $2.5 billion to $2.75 billion of the capital described above to fund the acquisition of CIGNA's retirement business, which is expected to close during the first half of 2004.

Share Repurchases. During the fourth quarter of 2003, the Company acquired 6.5 million shares of its Common Stock at a total cost of approximately $252 million. For the year ended December 31, 2003, we repurchased 29.1 million shares of Common Stock at a total cost of approximately $1.0 billion.

On February 10, 2004, Prudential Financial's Board of Directors authorized a new stock repurchase program under which Prudential Financial is authorized to purchase up to $1.5 billion of its outstanding Common Stock in 2004. The timing and amount of any repurchases under the authorization will be determined by management based on market conditions and other considerations, and such repurchases may be effected in the open market or through negotiated transactions. This stock repurchase program supersedes all previous repurchase programs.

Demutualization Consideration. During 2003, Prudential Financial paid out $142 million in demutualization consideration to eligible policyholders whom we have located since the time of demutualization and to governmental authorities in respect of other eligible policyholders we continue to be unable to locate. We remain obligated to disburse additional payments of $812 million to governmental authorities to the extent we are still unable to locate remaining eligible policyholders within a prescribed period of time specified by state escheat laws. These laws historically required remittance to the states in periods that typically ranged from three to seven years, but many states have enacted new legislation that reduces the escheatment time period and a number of other states are pursuing similar legislation. Liabilities relating to demutualization consideration payments were established at the time of demutualization in 2001. For an estimate of expected payments by period see "—Contractual Obligations." In addition, at the time of demutualization, Prudential Financial made a contribution of $1.050 billion to Prudential Insurance to cover demutualization consideration for eligible policyholders who received policy credits as a part of our demutualization. The contribution was financed with proceeds from the purchase by Prudential Insurance of a series of notes issued by Prudential Financial with market rates of interest and maturities ranging from nineteen months to three years. During 2003, notes totaling $300 million matured. Of the remaining notes, $600 million matures in 2004 and $150 million matures in 2005.

Restrictions on Dividends and Returns of Capital from Subsidiaries

Our insurance and various other companies are subject to regulatory limitations on the payment of dividends and on other transfers of funds to affiliates. With respect to Prudential Insurance, New Jersey insurance law provides that, except in the case of extraordinary dividends or distributions, all dividends or distributions paid by Prudential Insurance may be declared or paid only from unassigned surplus, as determined pursuant to statutory accounting principles, less unrealized investment gains and revaluation of assets. As of December 31, 2003 and December 31, 2002, Prudential Insurance's unassigned surplus (deficit) was $1,557 million and $(420) million, respectively. There were applicable adjustments for unrealized investment gains of $624 million as of December 31, 2003 and no adjustments as of December 31, 2002. There was no revaluation of assets for purposes of the law referred to above regarding dividends and distributions in either year. Prudential Insurance also must notify the New Jersey insurance regulator of its intent to pay a dividend. If the dividend, together with other dividends or distributions made within the preceding twelve months, would exceed a specified statutory limit, Prudential Insurance must also obtain a non-disapproval from the New Jersey insurance regulator. The current statutory limitation applicable to New Jersey life insurers generally is the greater of 10% of the prior calendar year's statutory surplus or the prior calendar year's statutory net gain from operations (excluding realized capital gains and losses). In addition to these regulatory limitations, the terms of the IHC debt contain restrictions potentially limiting dividends by Prudential Insurance applicable to the Financial Services Businesses in the event the Closed Block Business is in financial distress and other circumstances. Prudential Insurance provided no dividends to Prudential Financial in 2003.

The laws regulating dividends of the other states and foreign jurisdictions where our other insurance companies are domiciled are similar, but not identical, to New Jersey's. Pursuant to Gibraltar Life's reorganization, in addition to regulatory restrictions, there are certain restrictions on Gibraltar Life's ability to pay dividends to Prudential Financial. There are regulatory restrictions on the payment of dividends by Prudential Life Insurance Company Ltd ("Prudential of Japan"). We anticipate that it will be several years before these restrictions will allow Gibraltar and Prudential of Japan to pay dividends. The ability of our asset management subsidiaries, and the majority of our other operating subsidiaries, to pay dividends is unrestricted.

Liquidity of Subsidiaries

Domestic Insurance Subsidiaries

General Liquidity

Liquidity refers to a company's ability to generate sufficient cash flows to meet the needs of its operations. We manage the liquidity of our domestic insurance operations to ensure stable, reliable and cost-effective sources of cash flows to meet all of our obligations. Liquidity is provided by a variety of sources, as described more fully below, including portfolios of liquid assets. The investment portfolios of our domestic and foreign insurance operations are integral to the overall liquidity of those operations. We segment our investment portfolios and employ an asset/liability management approach specific to the requirements of our product lines. This enhances the discipline applied in managing the liquidity, as well as the interest and credit risk profiles, of each portfolio in a manner consistent with the unique characteristics of the product liabilities.

Liquidity is monitored through the use of internally developed benchmarks, which take into account the characteristics of the asset portfolio. The results are affected substantially by the overall quality of our investments.

Our domestic insurance companies' flexibility and liquidity are enhanced through access to a variety of instruments available for funding and/or to manage short-term cash flow mismatches, including securities lending and repurchase agreements, commercial paper (issued through Prudential Funding, LLC, discussed below), medium- and long-term debt, common stock and other capital securities. Although our domestic insurance companies generate adequate cash flow to meet the needs of their normal operations, they may incur indebtedness from time to time to fund expansion, investment opportunities, temporary cash flow timing mismatches and the retirement of debt.

Cash Flow from Operations

The principal sources of liquidity of Prudential Insurance and our other domestic insurance subsidiaries are premiums and annuity considerations, investment and fee income and investment maturities and sales associated with our insurance, annuities and guaranteed products operations. Principal uses of liquidity relate to benefits, claims, dividends paid to policyholders, and payments to policyholders and contract holders in connection with surrenders, withdrawals and net policy loan activity. Uses of liquidity also include commissions, general and administrative expenses, purchases of investments, and repayments in connection with financing activities.

In managing the liquidity of our domestic insurance operations, we consider the risk of policyholder and contractholder withdrawals of funds earlier than our assumptions in selecting assets to support these contractual obligations. We use surrender charges and other contract provisions to mitigate the extent, timing and profitability impact of withdrawals of funds by customers from annuity contracts and deposit liabilities. The following table sets forth withdrawal characteristics of our general account annuity reserves and deposit liabilities (based on statutory liability values) as of the dates indicated.

	December 31, 2003		December 31, 2002	
	Amount	% of Total	Amount	% of Total
	($ in millions)			
Not subject to discretionary withdrawal provisions	$18,869	43%	$17,589	42%
Subject to discretionary withdrawal, with adjustment:				
With market value adjustment	5,603	12%	5,282	13%
At market value	919	2%	692	2%
At contract value, less surrender charge of 5% or more	2,535	6%	2,066	5%
Subtotal	27,926	63%	25,629	62%
Subject to discretionary withdrawal at contract value with no surrender charge or surrender charge of less than 5%	16,202	37%	15,748	38%
Total annuity reserves and deposit liabilities	44,128	100%	$41,377	100%

Gross account withdrawals for our domestic insurance operations' products amounted to $7.8 billion and $6.1 billion for the years ending December 31, 2003 and 2002, respectively. These withdrawals include contractually scheduled maturities of general account guaranteed investment contracts of $1,274 million and $1,064 million for the years ended December 31, 2003 and 2002, respectively. Since these contractual withdrawals, as well as the level of surrenders experienced, were consistent with our assumptions in asset liability management, the associated cash outflows did not have an adverse impact on our overall liquidity.

Individual life insurance policies are less susceptible to withdrawal than our annuity reserves and deposit liabilities because policyholders may incur surrender charges and undergo a new underwriting process in order to obtain a new insurance policy. Annuity benefits under group annuity contracts are generally not subject to early withdrawal. Included in the table above are approximately 43% of annuity reserves and deposit fund liabilities that are not subject to early withdrawal as of December 31, 2003.

The domestic insurance operations' cash flows from investment activities result from repayments of principal, proceeds from maturities and sales of invested assets and investment income, net of amounts reinvested. The primary liquidity risks with respect to these flows are the risk of default by debtors, our counterparties' willingness to extend repurchase and/or securities lending arrangements, and market volatility. We closely monitor and manage these risks through the credit risk management process and regular monitoring of our liquidity position.

We believe that cash flows from our insurance, annuity and guaranteed products operations are adequate to satisfy liquidity requirements of these operations based on our current liability structure and considering a variety of reasonably foreseeable stress scenarios. The continued adequacy of this liquidity will depend upon factors including future securities market conditions, changes in interest rate levels and policyholder perceptions of our financial strength, which could lead to reduced cash inflows or increased cash outflows.

Liquid Assets

Liquid assets include cash, cash-equivalents, short-term investments, marketable fixed maturities and public equity securities. As of December 31, 2003, and 2002, the domestic insurance operations had $108.2 billion and $104.3 billion in liquid assets, respectively. As of December 31, 2003, $82.8 billion, or 87% of the fixed maturity securities held in our domestic insurance company General Account portfolios were rated investment grade. The remaining $12.3 billion, or 13% of fixed maturity investments were rated non-investment grade. We consider attributes of the various categories of liquid assets (for example, type of asset and credit quality) in calculating internal liquidity benchmark results in order to evaluate the adequacy of our domestic insurance operations' liquidity under a variety of stress scenarios. We believe that the liquidity profile of our assets is sufficient to satisfy liquidity requirements of reasonably foreseeable stress scenarios. For additional discussion of our investment portfolios, see "—Realized Investment Gains and General Account Investments—General Account Investments."

Prudential Funding, LLC

Prudential Funding, LLC ("Prudential Funding"), a wholly owned subsidiary of Prudential Insurance, continues to serve as a source of financing for Prudential Insurance and its subsidiaries, as well as for other subsidiaries of Prudential Financial. Prudential Funding operates under a support agreement with Prudential Insurance whereby Prudential Insurance has agreed to maintain Prudential Funding's positive tangible net worth at all times. Prudential Funding borrows funds primarily through the direct issuance of commercial paper and private placement medium-term notes. Prudential Funding's outstanding loans to other subsidiaries of Prudential Financial are expected to decline over time as it transitions into a financing company primarily for Prudential Insurance and its remaining subsidiaries. We anticipate that our other subsidiaries will borrow directly from third parties and from Prudential Financial, as well as from Prudential Funding from time to time. The impact of Prudential Funding on liquidity is considered in the internal liquidity benchmarks of the domestic insurance operations.

As of December 31, 2003, Prudential Financial, Prudential Insurance and Prudential Funding had unsecured committed lines of credit totaling $2.6 billion. Currently, Prudential Insurance and Prudential Funding have access to $1.6 billion of the lines and there were no outstanding borrowings under these facilities as of December 31, 2003 or December 31, 2002. For a further discussion on lines of credit, see "—Financing Activity—Lines of Credit and Other Credit Facilities."

International Insurance Subsidiaries

In our international insurance operations, liquidity is provided through ongoing operations as well as portfolios of liquid assets. In managing the liquidity and the interest and credit risk profiles of our international insurance portfolios, we employ a discipline similar to the discipline employed for our domestic insurance subsidiaries. Liquidity is monitored through the use of internal liquidity benchmarks taking into account the liquidity of the asset portfolios.

Similar to our domestic operations, in managing the liquidity of these operations we consider the risk of policyholder and contractholder withdrawals of funds earlier than our assumptions in selecting assets to support these contractual obligations. As of December 31, 2003, and December 31, 2002, our international insurance subsidiaries had total insurance related liabilities (other than dividends payable to policyholders) of $38.3 billion and $33.2 billion, respectively. Of that amount, $28.8 billion and $26.1 billion are associated with Gibraltar Life, our largest international insurance subsidiary. Concurrent with our acquisition of Gibraltar Life in April 2001, substantially all of its insurance liabilities were restructured, under a reorganization, to include special surrender penalties on existing policies. These charges mitigate the extent, timing, and profitability impact of withdrawals of funds by customers and apply to $25.8 billion and $24.6 billion of Gibraltar Life's insurance related reserves as of December 31, 2003 and December 31, 2002, respectively. The following table sets forth the schedule (for each year ending March 31) of special surrender charges on policies that were in force at the time of the acquisition:

2002	2003	2004	2005	2006	2007	2008	2009
15%	14%	12%	10%	8%	6%	4%	2%

Policies issued by Gibraltar Life post acquisition are not subject to the above restructured policy surrender charge schedule. Policies issued post acquisition are subject to discretionary withdrawal at contract value, less applicable surrender charges, currently 5% or more.

Prudential of Japan, with $7.8 and $6.0 billion of insurance related liabilities as of December 31, 2003 and December 31, 2002, respectively, is our second largest international insurance subsidiary. Prudential of Japan did not have a material amount of general account annuity reserves and deposit liabilities subject to discretionary withdrawal as of December 31, 2003 or December 31, 2002. Additionally, we believe that the individual life insurance policies sold by Prudential of Japan do not have significant withdrawal risk because policyholders may incur surrender charges and must undergo a new underwriting process in order to obtain a new insurance policy.

As of December 31, 2003 and December 31, 2002, our international insurance subsidiaries had cash and short-term investments of approximately $1.6 billion and $1.8 billion, respectively, and fixed maturity investments classified as "available for sale" with fair values of $30.2 billion and $26.7 billion, respectively. We believe that ongoing operations and the liquidity profile of our international insurance assets provide sufficient liquidity in reasonably foreseeable stress scenarios.

Prudential Securities Group Liquidity

Prudential Securities Group's assets totaled $7.5 billion and $20.3 billion as of December 31, 2003 and 2002, respectively. On July 1, 2003, we completed the combination of our retail brokerage business with Wachovia. As a result, we contributed $16.3 billion of assets and corresponding liabilities and equity in return for our investment in Wachovia Securities. Prudential Securities Group continues to own our investment in Wachovia Securities as well as the retained wholly owned businesses. The wholly owned businesses remaining in Prudential Securities Group continue to maintain sufficiently liquid balance sheets consisting mostly of cash and cash equivalents, segregated client assets, short-term collateralized receivables from clients and broker-dealers, and collateralized loans to clients. Prudential Securities Group's total capitalization, including equity, subordinated debt and long-term debt, was $2.4 billion and $3.6 billion as December 31, 2003 and December 31, 2002, respectively.

In October 2000, we announced that we would terminate our institutional fixed income activities that constituted the major portion of the debt capital markets operations of Prudential Securities Group. As of December 31, 2003, Prudential Securities Group had remaining assets amounting to approximately $700 million related to its institutional fixed income activities, compared to $900 million as of December 31, 2002.

Financing Activities

As of December 31, 2003 and December 31, 2002, total short- and long-term debt of the Company were $10.349 billion and $8.226 billion, respectively, including debt associated with the Financial Services Businesses and the Closed Block Business. Outstanding short- and long-term debt of the parent company amounted to $2.615 billion as of December 31, 2003, which amount is included in the total consolidated outstanding short- and long-term debt of the Company above. Prudential Financial had no short- and long-term debt as of December 31, 2002.

Prudential Financial is authorized to borrow funds from various sources to meet its capital needs, as well as the capital needs of its subsidiaries. The following table sets forth the outstanding short- and long-term debt of Prudential Financial, including that related to the Equity Security Units, as of the dates indicated:

	December 31, 2003	December 31, 2002
	(in millions)	
Borrowings:		
General obligation short-term debt	$ 412	$—
General obligation long-term debt:		
Senior debt	1,492	—
Debt related to Equity Security Units(1)	711	—
Total general obligations	$2,615	$—

(1) Long-term debt as of December 31, 2003, includes debt related to the Prudential Financial's equity security units, previously included in "Guaranteed beneficial interest in Trust holding solely debentures of parent" as of December 31, 2002. The $711 million includes $690 million corresponding to contractual obligations of Equity Security Units to purchase Prudential Financial Common Stock in November 2004.

Prudential Financial's short-term debt includes commercial paper borrowings of $412 million. The weighted average interest rate on the commercial paper borrowings under this program was 1.21% for the full year ended December 31, 2003.

To enhance financial flexibility, Prudential Financial filed a $5 billion shelf registration statement, effective April 25, 2003, with the Securities and Exchange Commission, which permits the issuance of public debt, equity and hybrid securities. The total principal amount of debt outstanding under this shelf program as of December 31, 2003 was $1.5

billion. In addition, upon the adoption of the revised guidance under FIN 46, $711 million in borrowings associated with our equity security units are now included in long-term debt of Prudential Financial. The weighted average interest rate on Prudential Financial's long-term debt, including the effect of interest rate hedging activity, was 3.76% for the year ended December 31, 2003.

Effective April 25, 2003, we formally allocated $1.0 billion of an unsecured committed line of credit expiring in October 2006 to Prudential Financial. There were no outstanding borrowings under this facility as of December 31, 2003 or December 31, 2002. For a discussion of our lines of credit, see "—Lines of Credit and Other Facilities" below.

Current capital markets activities principally consist of unsecured short-term and long-term debt borrowings issued at Prudential Funding and Prudential Financial and asset-based or secured forms of financing. The secured financing arrangements include transactions such as securities lending and repurchase agreements, which we generally use to finance liquid securities in our short-term spread portfolios, primarily within Prudential Insurance.

The following table sets forth total consolidated borrowings of the Company as of the dates indicated:

	December 31, 2003	December 31, 2002
	(in millions)	
Borrowings:		
General obligation short-term debt	$ 4,738	$ 3,468
General obligation long-term debt:		
Senior debt	2,400	1,744
Surplus notes	691	690
Debt related to Equity Security Units(1)	711	—
Total general obligation long-term debt	3,802	2,434
Total general obligations	8,540	5,902
Limited and non-recourse borrowing:		
Limited and non-recourse short-term debt	1	1
Limited and non-recourse long-term debt(2)	1,808	2,323
Total limited and non-recourse borrowing	1,809	2,324
Total borrowings(3)	10,349	8,226
Total asset-based financing(4)	17,037	29,127
Total borrowings and asset-based financings	$27,386	$37,353

(1) Long-term debt as of December 31, 2003, includes debt related to the Prudential Financial's equity security units, previously included in "Guaranteed beneficial interest in Trust holding solely debentures of parent" as of December 31, 2002. The $711 million includes $690 million corresponding to contractual obligations of Equity Security Units to purchase Prudential Financial Common Stock in November 2004.

(2) As of December 31, 2003 and December 31, 2002, $1.75 billion of limited and non-recourse debt is within the Closed Block Business.

(3) Includes $ 0.5 billion and $1.3 billion related to Prudential Securities Group as of December 31, 2003 and December 31, 2002, respectively. Does not include $1.1 billion of medium-term notes of consolidated trust entities secured by funding agreements purchased with the proceeds of such notes, which are included in "Policyholders' account balances".

(4) Includes $0.7 billion and $8.9 billion related to Prudential Securities Group as of December 31, 2003 and December 31, 2002, respectively.

Total general debt obligations increased by $2.6 billion, or 45%, from December 31, 2002, reflecting a $1.3 billion net increase in long-term debt and a $1.3 billion net increase in short-term debt. The increase in long-term debt was driven primarily by the issuance of $1.5 billion of long-term debt at Prudential Financial. In addition, upon the adoption of FIN 46, borrowings associated with our equity security units are now included in long-term debt. These increases were partially offset by $400 million in a mortgage repayment and another $400 million in long-term notes becoming current at Prudential Funding. The net increase in short-term debt was driven by increased commercial paper issuance of $1.6 billion at Prudential Funding and $412 million at Prudential Financial. These increases were partially offset by long-term debt maturities of approximately $300 million at Prudential Funding and a $300 million surplus note maturity at Prudential Insurance. In addition, direct third party borrowings of subsidiaries declined by $539 million, primarily due to reduced bank borrowings of $374 million at Prudential Securities Group.

Total long-term limited and non-recourse debt declined by $515 million. This change was due to a decline of approximately $400 million resulting from the deconsolidation of certain entities upon adoption of FIN 46 and another $112 million decline related to the sale of warehoused investments whose debt previously was included in our consolidated financial position.

Asset-based financing declined by $12.1 billion primarily due to an $8.2 billion decline at Prudential Securities Group. This was due to the combination of our retail brokerage operations with Wachovia. The decrease was also driven by the Company's adoption of SFAS 149, under which assets and liabilities associated with dollar roll activity are netted. This resulted in a decrease of approximately $2.0 billion in asset-based financing outstanding at year end. In addition, asset-based financing also declined by approximately $1.5 billion at Prudential Insurance.

Prudential Funding's commercial paper borrowings as of December 31, 2003 and December 31, 2002, were $2.8 billion and $1.3 billion, respectively. In the second quarter of 2002, Prudential Financial issued a subordinated guarantee covering Prudential Funding's domestic commercial paper program. The weighted average interest rates on the commercial paper borrowings under this program were 1.13%, 1.26%, and 4.22% for the years ended December 31, 2003, 2002, and 2001 respectively.

The total principal amount of debt outstanding under Prudential Funding's medium-term note programs as of December 31, 2003 and December 31, 2002, was $1.2 billion and $1.4 billion, respectively. The weighted average interest rates on Prudential Funding's long-term debt, including the effect of interest rate hedging activity, were 1.87%, 3.21%, and 4.58% for the years ended December 31, 2003, 2002, and 2001, respectively.

We had outstanding surplus notes totaling $691 million and $990 million as of December 31, 2003 and December 31, 2002, respectively. These debt securities, which are included as surplus of Prudential Insurance on a statutory accounting basis, are subordinate to other Prudential Insurance borrowings and to policyholder obligations and are subject to regulatory approvals for principal and interest payments.

Our total borrowings consist of amounts used for general corporate purposes, investment related debt, securities business related debt and debt related to specified other businesses. Borrowings used for general corporate purposes include those used for cash flow timing mismatches at Prudential Financial, Prudential Financial's investments in equity and debt securities of subsidiaries and amounts utilized for regulatory capital purposes. Investment related borrowings consist of debt issued to finance specific investment assets or portfolios of investment assets, including institutional spread lending investment portfolios, real estate and real estate related investments held in consolidated joint ventures, as well as institutional and insurance company portfolio cash flow timing differences. Securities business related debt consists of debt issued to finance primarily the liquidity of our broker-dealers and our capital markets and other securities business related operations. Debt related to specified other businesses consists of borrowings associated with our discontinued consumer banking business, the individual annuity business, real estate franchises and relocation services. Borrowings under which either the holder is entitled to collect only against the assets pledged to the debt as collateral, or has only very limited rights to collect against other assets, have been classified as limited and non-recourse debt. Consolidated borrowings as of December 31, 2003 and 2002 include $1.75 billion of limited and non-recourse debt within the Closed Block Business.

The following table summarizes our borrowings, categorized by use of proceeds, as of the dates indicated:

	December 31, 2003	December 31, 2002
	(in millions)	
General obligations:		
General corporate purposes	$ 1,966	$1,596
Investment related	1,542	899
Securities business related	2,909	2,614
Specified other businesses	1,412	793
Equity Security Units(1)	711	—
Total general obligations	8,540	5,902
Limited and non-recourse debt	1,809	2,324
Total borrowings	$10,349	$8,226
Long-term debt	$ 5,610	$4,757
Short-term debt	4,739	3,469
Total borrowings	$10,349	$8,226
Borrowings of Financial Services Businesses	$ 8,599	$6,476
Borrowings of Closed Block Business	1,750	1,750
Total borrowings	$10,349	$8,226

(1) Long-term debt as of December 31, 2003, includes debt related to the Prudential Financial's equity security units, previously included in "Guaranteed beneficial interest in Trust holding solely debentures of parent" as of December 31, 2002. The $711 million includes $690 million corresponding to contractual obligations of Equity Security Units to purchase Prudential Financial Common Stock in November 2004.

Lines of Credit and Other Credit Facilities

As of December 31, 2003, Prudential Financial, Prudential Insurance and Prudential Funding had unsecured committed lines of credit totaling $2.6 billion. Of this amount, $1.0 billion is under a facility that expires in May 2004, $0.1 billion is under a 364-day facility that expires in October 2004, and $1.5 billion is under a facility that expires in October 2006. Borrowings under the outstanding facilities will mature no later than the respective expiration dates of the facilities. The facility expiring in May 2004 includes 28 financial institutions, many of which are also among the 27 financial institutions participating in the October 2006 facility. We use these facilities primarily as back-up liquidity lines for our commercial paper programs, and there were no outstanding borrowings under these facilities as of December 31, 2003 or December 31, 2002. Effective April 25, 2003, we formally allocated $1.0 billion of the October 2006 facility to Prudential Financial. As a result, Prudential Insurance and Prudential Funding now have access to the remaining $1.5 billion in unsecured committed credit lines.

Our ability to borrow under these facilities is conditioned on our continued satisfaction of customary conditions, including maintenance at all times by Prudential Insurance of total adjusted capital of at least $5.5 billion based on statutory accounting principles prescribed under New Jersey law. Prudential Insurance's total adjusted capital as of December 31, 2003 and December 31, 2002, was $10.9 billion and $9.1 billion, respectively. The ability of Prudential Financial to borrow under these facilities is conditioned on its maintenance of consolidated net worth of at least $12.5 billion, based on generally accepted accounting principles. Prudential Financial's consolidated net worth totaled $21.3 billion and $21.3 billion as of December 31, 2003 and December 31, 2002, respectively. In addition, we have a credit facility expiring in December 2004 utilizing a third party-sponsored, asset-backed commercial paper conduit, under which we can borrow up to $500 million. This facility is supported in its entirety by unsecured committed lines of credit from many of the financial institutions included in our other facilities. Our actual ability to borrow under this facility depends on market conditions, and with respect to the lines of credit, Prudential Financial is subject to the same net worth requirement as with our other facilities. We also use uncommitted lines of credit from banks and other financial institutions.

Contractual Obligations

The following table summarizes the payments due for the specific contractual obligations outlined below as of December 31, 2003.

	Payments Due by Period				
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	(in millions)				
Short-term and long-term debt(1)	$10,349	$4,739	$ 832	$1,371	$3,407
Operating leases(2)	1,127	215	352	240	320
Policyholders' account balances with contractual maturities(3)	9,254	3,218	2,657	1,294	2,085
Undistributed demutualization consideration(4)	812	271	494	47	—
Total, excluding pension and post-retirement contributions	21,542	8,443	$4,335	$2,952	$5,812
Pension and other post-retirement contributions(5)	39	39			
Total	$21,581	$8,482			

(1) See Footnote 10 to the Consolidated Financial Statements for additional information.

(2) See Footnote 20 to the Consolidated Financial Statements for additional information.

(3) We offer various investment-type products with contractually scheduled maturities through which customers deposit funds with us that typically provide for a rate of interest on the amount invested through the maturity of the contract. These obligations are backed by our general account assets, and we bear all of the investment and asset/liability management risk on these contracts. Examples of these types of products include GICs, funding agreements, and annuities without life contingencies. These liabilities are reflected within "Policyholders' account balances" on our consolidated statements of financial position and amount to $7.717 billion as of December 31, 2003. The difference between our recorded liability and the total payment amount reflects $1.537 billion of future interest to be credited.

(4) Prudential Financial remains obligated to disburse demutualization consideration for eligible policyholders that we have been unable to locate. To the extent we continue to be unable to locate these policyholders within a prescribed period of time specified by state escheat laws, typically three to seven years, the funds must be remitted to governmental authorities. Many states have enacted new legislation that reduces the escheatment time period and a number of other states are pursuing similar legislation. The amounts reflected in the table above are reflective of state escheat laws as of December 31, 2003. These liabilities are reflected within "Other liabilities" on our consolidated statements of financial position.

(5) This amount represents our best estimate as of the date of this filing of our aggregated expected contributions to our non-qualified pension and post-retirement plans for 2004. We do not currently expect to make any contributions in 2004 to our qualified plans. We have not included any amounts subsequent to 2004, as these amounts are not readily determinable at this time. See Footnote 15 to the Consolidated Financial Statements for additional information regarding the estimated 2004 contribution.

We enter into agreements to purchase goods and services in the normal course of business; however, these agreements are not material to our consolidated results of operations or financial position.

Contractual Commitments

In connection with our commercial mortgage banking business, we originate commercial mortgage loans. As of December 31, 2003, we had outstanding commercial mortgage loan commitments with borrowers of $1.282 billion. In certain of these transactions, we prearrange that we will sell the loan to an investor after we fund the loan. As of December 31, 2003, $559 million of our commitments to originate commercial mortgage loans are subject to such arrangements.

In connection with our discontinued consumer banking business, we have commitments under home equity lines of credit and other lines of credit to lend up to specified limits to customers. It is anticipated that commitment amounts will only be partially drawn down based on overall customer usage patterns and, therefore, do not necessarily represent future cash requirements. We evaluate each credit decision on such commitments at least annually and have the ability to cancel or suspend such lines at our option. The total commitments for home equity lines of credit and other lines of credit were $1.859 billion, of which $818 million remains available as of December 31, 2003.

We also have other commitments, which primarily include commitments to fund investments. These commitments amounted to $2.964 billion as of December 31, 2003.

In connection with certain acquisitions, we agreed to pay additional consideration in future periods, based upon the attainment by the acquired entity of defined operating objectives. In accordance with GAAP, we do not accrue contingent consideration obligations prior to the attainment of the objectives. As of December 31, 2003, maximum potential future consideration pursuant to such arrangements, to be resolved over the following six years, is $269 million. Any such payments would result in increases in intangible assets, including goodwill.

See "—Off-Balance Sheet Arrangements—Guarantees" below for a discussion of financial guarantees.

The following table summarizes the expirations of the contractual commitments discussed above as of December 31, 2003.

		Expirations by Period			
	Total	Less than 1 Year	1 – 3 Years	4 – 5 Years	More than 5 Years
			(in millions)		
Commitments to originate commercial mortgage loans	$1,282	$ 941	$ 122	$219	$ —
Commitments for home equity and other lines of credit	818	40	173	14	591
Other commitments	2,964	1,453	1,068	335	108
Contingent consideration	269	—	142	89	38
Financial guarantees	916	196	222	90	408
Total	$6,249	$2,630	$1,727	$747	$1,145

Deferred Policy Acquisition Costs

We capitalize costs that vary with and are related primarily to the production of new insurance and annuity business. These costs include commissions, costs to issue and underwrite the policies and certain variable field office expenses. The capitalized amounts are known as deferred policy acquisition costs, or DAC. Our total DAC, including the impact of unrealized investment gains and losses, amounted to $7.8 billion and $7.0 billion as of December 31, 2003 and 2002, respectively. As of December 31, 2003, approximately 49% of our total DAC relates to our Individual Life and Annuities segment, approximately 35% relates to our International Insurance segment and approximately 16% relates to our Closed Block Business.

If we were to experience a significant decrease in asset values or increase in lapse or surrender rates on policies for which we amortize DAC based on estimated gross margins or gross profits, such as participating and variable life insurance, we would expect acceleration of the write-off of DAC for the affected blocks of policies. Additionally, for all policies on which we have outstanding DAC, we would be required to evaluate whether this experience called into question our ability to recover all or a portion of the DAC, and we would be required to write off some or all of the DAC if we concluded that we could not recover it. An accelerated write-off of DAC would negatively affect our reported earnings and level of capital under generally accepted accounting principles.

Off-Balance Sheet Arrangements

Guarantees

We provide financial guarantees incidental to other transactions. These credit-related financial instruments have off-balance sheet credit risk because only their origination fees, if any, and accruals for probable losses, if any, are recognized until the obligation under the instrument is fulfilled or expires. These instruments can extend for several years and expirations are not concentrated in any single period. We seek to control credit risk associated with these instruments by limiting credit, maintaining collateral where customary and appropriate and performing other monitoring procedures.

A number of guarantees provided by the Company relate to real estate investments, in which the unconsolidated investor has borrowed funds, and we have guaranteed their obligation to their lender. In some cases, the investor is an affiliate, and in other cases an unaffiliated investor purchases the real estate investment from us. We provide these guarantees to assist them in obtaining financing for the transaction on more beneficial terms. Our maximum potential exposure under these guarantees was $880 million as of December 31, 2003. Any payments that may become required of us under these guarantees would either first be reduced by proceeds received by the creditor on a sale of the assets, or would provide us with rights to obtain the assets. As of December 31, 2003 no amounts were accrued as a result of our assessment that it is unlikely that payments will be required.

We are subject to other financial guarantees and indemnity arrangements, including those related to business that have been sold. Some of these guarantees may extend far into the future and are subject to caps aggregating to $36 million. In other limited cases, the amount that can be claimed from us or the time in which these claims may be presented to us are not limited. As of December 31, 2003, we have accrued liabilities of $11 million associated with all other financial guarantees and indemnity arrangements, which does not include liabilities we retained associated with sold businesses.

Other Off-Balance Sheet Arrangements

We do not have retained or contingent interests in assets transferred to unconsolidated entities, or variable interests in unconsolidated entities or other similar transactions, arrangements or relationships that serve as credit, liquidity or market risk support, that we believe are reasonably likely to have a material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or our access to or requirements for capital resources. In addition, we do not have relationships with any unconsolidated entities that are contractually limited to narrow activities that facilitate our transfer of or access to assets.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Risk Management, Market Risk and Derivative Instruments

Risk management includes the identification and measurement of various forms of risk, the establishment of risk thresholds and the creation of processes intended to maintain risks within these thresholds while optimizing returns on the underlying assets or liabilities. We consider risk management an integral part of our core business.

Market risk is the risk of change in the value of financial instruments as a result of absolute or relative changes in interest rates, foreign currency exchange rates or equity or commodity prices. To varying degrees, the investment and trading activities supporting all of our products and services generate market risks. The market risks incurred and our strategies for managing these risks vary by product.

With respect to non-variable life insurance products, fixed rate annuities, the fixed rate options in our variable life insurance and annuity products, consumer banking products, and other finance businesses, we incur market risk primarily in the form of interest rate risk. We manage this risk through asset/liability management strategies that seek to match the interest rate sensitivity of the assets to that of the underlying liabilities. Our overall objective in these strategies is to limit the net change in value of assets and liabilities arising from interest rate movements. While it is more difficult to measure the interest sensitivity of our insurance liabilities than that of the related assets, to the extent that we can measure such sensitivities we believe that interest rate movements will generate asset value changes that substantially offset changes in the value of the liabilities relating to the underlying products.

For variable annuities and variable life insurance products, excluding the fixed rate options in these products, mutual funds and most separate accounts, our main exposure to the market is the risk that asset management fees decrease as a result of declines in assets under management due to changes in prices of securities. We also run the risk that asset management fees calculated by reference to performance could be lower. For variable annuity and variable life insurance products with minimum guaranteed death and other benefits, we also face the risk that declines in the value of underlying investments as a result of changes in prices of securities may increase our net exposure to these death and other benefits under these contracts. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Result of Operations for Financial Services Businesses by Segment—Insurance Division—Individual Life and Annuities" for payments made under the guaranteed minimum death benefit provision of certain individual annuity contracts, which we do not believe add significantly to our overall market risk.

We manage our exposure to equity price risk relating to our general account primarily by seeking to match the risk profile of equity investments against risk-adjusted equity market benchmarks. We measure benchmark risk levels in terms of price volatility in relation to the market in general.

The sources of our exposure to market risk can be divided into two categories, "other than trading" activities conducted primarily in our insurance, annuity and guaranteed products operations, and "trading" activities conducted primarily in our equity and futures operations, as well as, historically, in our former domestic retail securities brokerage business. As part of our management of both "other than trading" and "trading" market risks, we use a variety of risk management tools and techniques. These include sensitivity and Value-at-Risk ("VaR") measures, position and other limits based on type of risk, and various hedging methods.

Other Than Trading Activities

We hold the majority of our assets for "other than trading" activities in our segments that offer insurance, annuities and guaranteed products. We incorporate asset/liability management techniques and other risk management policies and limits into the process of investing our assets. We use derivatives for hedging purposes in the asset/liability management process.

Insurance, Annuities and Guaranteed Products Asset/Liability Management

We seek to maintain interest rate and equity exposures within established ranges, which we periodically adjust based on market conditions and the design of related products sold to customers. Our risk managers establish investment risk limits for exposures to any issuer, geographic region, type of security or industry sector and oversee efforts to manage risk within policy constraints set by management and approved by the Board of Directors.

We use duration and convexity analyses to measure price sensitivity to interest rate changes. Duration measures the relative sensitivity of the fair value of a financial instrument to changes in interest rates. Convexity measures the rate of change of duration with respect to changes in interest rates. We seek to manage our interest rate exposure by legal entity by matching the relative sensitivity of asset and liability values to interest rate changes, or controlling "duration mismatch" of assets and liabilities. We have target duration mismatch constraints for each entity. As of December 31, 2003 and 2002, the difference between the pre-tax duration of assets and the target duration of liabilities in our duration managed portfolios was within our constraint limits. We consider risk-based capital implications in our asset/liability management strategies.

We also perform portfolio stress testing as part of our regulatory cash flow testing. In this testing, we evaluate the impact of altering our interest-sensitive assumptions under various moderately adverse interest rate environments. These interest-sensitive assumptions relate to the timing and amount of redemptions and prepayments of fixed-income securities and lapses and surrenders of insurance products and the potential impact of any guaranteed minimum interest rates. We evaluate any shortfalls that this cash flow testing reveals to determine if we need to increase statutory reserves or adjust portfolio management strategies.

Market Risk Related to Interest Rates

Our "other than trading" assets that subject us to interest rate risk include primarily fixed maturity securities, commercial loans and policy loans. In the aggregate, the carrying value of these assets represented 74% of our consolidated assets, other than assets that we held in separate accounts, as of December 31, 2003 and 70% as of December 31, 2002.

With respect to "other than trading" liabilities, we are exposed to interest rate risk through policyholder account balances relating to interest-sensitive life insurance, annuity and investment-type contracts and through outstanding short-term and long-term debt.

We assess interest rate sensitivity for "other than trading" financial assets, financial liabilities and derivatives using hypothetical test scenarios that assume either upward or downward 100 basis point parallel shifts in the yield curve from prevailing interest rates. The following tables set forth the potential loss in fair value from a hypothetical 100 basis point upward shift as of December 31, 2003 and 2002, because this scenario results in the greatest net exposure to interest rate risk of the hypothetical scenarios tested at those dates. While the test scenario is for illustrative purposes only and does not reflect our expectations regarding future interest rates or the performance of fixed-income markets, it is a near-term, reasonably possible hypothetical change that illustrates the potential impact of such events. These test scenarios do not measure the changes in value that could result from non-parallel shifts in the yield curve, which we would expect to produce different changes in discount rates for different maturities. As a result, the actual loss in fair value from a 100 basis point change in interest rates could be different from that indicated by these calculations.

	As of December 31, 2003			
	Notional Value of Derivatives	Estimated Fair Value	Hypothetical Fair Value After + 100 Basis Point Parallel Yield Curve Shift	Hypothetical Change in Fair Value
	(in millions)			
Financial assets with interest rate risk:				
Fixed maturities:				
Available for sale		$128,943	$120,886	$(8,057)
Held to maturity		3,084	2,980	(104)
Commercial loans		21,037	20,140	(897)
Mortgage securitization inventory		1,058	1,049	(9)
Policy loans		9,706	9,123	(583)
Derivatives:				
Swaps	$11,231	(379)	(349)	30
Futures	2,148	1	(68)	(69)
Options	278	11	3	(8)
Forwards	12,791	(13)	(116)	(103)
Financial liabilities with interest rate risk:				
Short-term and long-term debt(1)		(10,844)	(10,421)	423
Investment contracts		(41,450)	(40,865)	585
Net estimated potential loss				$(8,792)

	As of December 31, 2002			
	Notional Value of Derivatives	Estimated Fair Value	Hypothetical Fair Value After + 100 Basis Point Parallel Yield Curve Shift	Hypothetical Change in Fair Value
	(in millions)			
Financial assets with interest rate risk:				
Fixed maturities:				
Available for sale		$125,463	$118,100	$(7,363)
Held to maturity		2,673	2,598	(75)
Commercial loans		21,335	20,214	(1,121)
Mortgage securitization inventory		708	703	(5)
Policy loans		10,714	10,044	(670)
Derivatives:				
Swaps	$8,306	(63)	(8)	55
Futures	1,012	(31)	14	45
Options	233	8	3	(5)
Forwards	7,584	(195)	(194)	1
Financial liabilities with interest rate risk:				
Short-term and long-term debt		(8,804)	(8,447)	357
Investment contracts		(38,765)	(38,203)	562
Guaranteed beneficial interest in Trust holding solely debentures of Parent(1)		(755)	(730)	25
Net estimated potential loss				$(8,194)

(1) As of December 31, 2003, "Short-term and long-term debt" includes long-term debt related to our equity security units. As of December 31, 2002, our equity security units were included in "Guaranteed beneficial interest in Trust holding solely debentures of Parent."

The tables above do not include approximately $104 billion of insurance reserve and deposit liabilities as of December 31, 2003 and $99 billion as of December 31, 2002. We believe that the interest rate sensitivities of these insurance liabilities offset, in large measure, the interest rate risk of the financial assets set forth in these tables.

The $598 million increase in the total estimated potential loss as of December 31, 2003 from December 31, 2002 resulted primarily from the increase in our portfolio of fixed maturities available for sale during 2003.

The estimated changes in fair values of our financial assets shown above relate primarily to assets invested to support our insurance liabilities, but do not include assets associated with products for which investment risk is borne primarily by the contract holders rather than by us.

Market Risk Related to Equity Prices

We actively manage equity price risk against benchmarks in respective markets. We benchmark our return on equity holdings against a blend of market indices, mainly the S&P 500 and Russell 2000, and we target price sensitivities that approximate those of the benchmark indices. We estimate our equity price risk from a hypothetical 10% decline in equity benchmark market levels and measure this risk in terms of the decline in fair market value of equity securities we hold. Using this methodology, our estimated equity price risk as of December 31, 2003 was $340 million, representing a hypothetical decline in fair market value of equity securities we held at that date from $3.401 billion to $3.061 billion. Our estimated equity price risk using this methodology as of December 31, 2002 was $281 million, representing a hypothetical decline in fair market value of equity securities we held at that date from $2.807 billion to $2.526 billion. In calculating these amounts, we exclude equity securities related to products for which the investment risk is borne primarily by the contractholder rather than by us. While these scenarios are for illustrative purposes only and do not reflect our expectations regarding future performance of equity markets or of our equity portfolio, they represent near term reasonably possible hypothetical changes that illustrate the potential impact of such events.

Market Risk Related to Foreign Currency Exchange Rates

We are exposed to foreign currency exchange rate risk in our general account and through our operations in foreign countries. In our international life insurance business, we generally invest in assets denominated in the same currencies as our insurance liabilities, which mitigates our foreign currency exchange rate risk for these operations.

Our exposure to foreign currency risk within the general account investment portfolios supporting our U.S. insurance operations arises primarily from purchased investments that are denominated or payable in foreign currencies. We generally hedge substantially all foreign currency-denominated fixed-income investments supporting our U.S. operations into U.S. dollars, using foreign exchange forward contracts and currency swaps, in order to mitigate the risk that the fair value of these investments fluctuates as a result of changes in foreign exchange rates. We generally do not hedge all of the foreign currency risk of our equity investments in unaffiliated foreign entities.

Our operations in foreign countries create two additional sources of foreign currency risk. First, we reflect the operating results of our foreign branches and subsidiaries in our financial statements based on the average exchange rates prevailing during the period. We hedge some of these foreign currency flows based on our overall risk management strategy and loss limits. We generally hedge our anticipated exposure to adjusted operating income fluctuations resulting from changes in foreign currency exchange rates relating to our International operations in Japan and Korea, of which our Japanese insurance operations are the most significant, using foreign exchange forward contracts and currency swaps. Second, we translate our equity investment in foreign branches and subsidiaries into U.S. dollars using the foreign currency exchange rate at the financial statement period-end date. We have chosen to partially hedge this exposure.

We actively manage foreign currency exchange rate risk within specified limits at the consolidated level using VaR analysis. This statistical technique estimates, at a specified confidence level, the potential pre-tax loss in portfolio market value that could occur over an assumed time horizon due to adverse market movements. We calculate this using a variance/covariance approach.

We calculate VaR estimates of exposure to loss from volatility in foreign currency exchange rates for one-month time periods. Our estimated VaR as of December 31, 2003 for foreign currency assets not hedged to U.S. dollars, measured at the 95% confidence level and using a one-month time horizon, was $24 million, representing a hypothetical decline in fair market value of these foreign currency assets from $811 million to $787 million. Our estimated VaR as of December 31, 2002 for foreign currency assets not hedged to U.S. dollars, measured at the 95% confidence level and using a one-month time horizon, was $9 million, representing a hypothetical decline in fair market value of these foreign currency assets from $494 million to $485 million. These calculations use historical price volatilities and correlation data at a 95% confidence level. We discuss limitations of VaR models below. Our estimated VaR for foreign exchange forward contracts and currency swaps used to hedge our anticipated exposure to adjusted operating income fluctuations resulting from changes in foreign currency exchange rates relating to our international operations, measured at the 95% confidence level and using a one-month time horizon, was $59 million as of December 31, 2003 and $110 million as of December 31, 2002.

Our average monthly Value-at-Risk for foreign currency assets not hedged to U.S. dollars from foreign currency exchange rate movements, measured at the 95% confidence level over a one month time horizon, was $18 million during 2003 and $15 million during 2002.

Derivatives

Derivatives are financial instruments whose values are derived from interest rates, foreign exchange rates, financial indices, or the prices of securities or commodities. Derivative financial instruments may be exchange-traded or contracted in the over-the-counter market and include swaps, futures, options and forward contracts. See Note 18 to the Consolidated Financial Statements for a description of our derivative activities as of December 31, 2003 and 2002. Under insurance statutes, our insurance companies may use derivative financial instruments to hedge actual or anticipated changes in their assets or liabilities, to replicate cash market instruments or for certain income-generating activities. These statutes generally prohibit the use of derivatives for speculative purposes. We use derivative financial instruments primarily to seek to reduce market risk from changes in interest rates or foreign currency exchange rates, and to alter interest rate or foreign currency exposures arising from mismatches between assets and liabilities. In addition, derivatives are used in our futures operations for trading purposes.

Trading Activities

We engage in trading activities primarily in connection with our equity and futures operations, as well as, historically, in our former domestic retail securities brokerage business. We maintain trading inventories in various equity, foreign exchange instruments and commodities, primarily to facilitate transactions for our clients. Market risk affects the values of our trading inventories through fluctuations in absolute or relative interest rates, credit spreads, foreign currency exchange rates, securities and commodity prices. We seek to use short security positions and forwards, futures, options and other derivatives to limit exposure to interest rate and other market risks. We also trade derivative financial instruments that allow our clients to manage exposure to interest rate, currency and other market risks. Most of our derivative transactions involve exchange-listed contracts and are short term in duration. We act both as a broker, by selling exchange-listed contracts, and as a dealer, by entering into futures and security transactions as a principal. As a broker, we assume counterparty and credit risks that we seek to mitigate by using margin or other credit enhancements and by establishing trading limits and credit lines. As a dealer, we are subject to market risk as well as counterparty and credit risk. We manage the market risk associated with trading activities through hedging activities and formal policies, risk and position limits, counterparty and credit limits, daily position monitoring, and other forms of risk management.

Value-at-Risk

VaR is one of the tools we use to monitor and manage our exposure to the market risk of our trading activities. We calculate a VaR that encompasses our trading activities using a 95% confidence level. The VaR method incorporates the risk factors to which the market value of our trading activities is exposed, which consist of interest rates, including credit spreads, foreign exchange rates, equity prices and commodity prices, estimates of volatilities from historical data, the sensitivity of our trading activities to changes in those market factors and the correlations of those factors. We regularly test our VaR model by comparing actual adverse results to those estimated by the VaR model with a 95% confidence level over a one-day time horizon. The VaR for our trading activities expressed in terms of adverse changes to fair value at the 95% confidence level over a one-day time horizon was $2 million as of December 31, 2003 and $2 million as of December 31, 2002. The average daily VaR for our trading activities, expressed in terms of adverse changes to fair value with a 95% confidence level over a one-day time horizon, was $2 million during 2003 and $4 million during 2002. The following table sets forth a breakdown of this VaR by risk component as follows:

	As of December 31, 2003	Average for 2003	As of December 31, 2002	Average for 2002
	(in millions)			
Interest rate risk	$ 1	$ 2	$ 2	$ 4
Equity risk	—	—	—	—
Commodities risk	1	—	—	—
Total(1)	$ 2	$ 2	$ 2	$ 4

(1) As of December 31, 2003 and 2002, and during the years then ended, VaR from foreign currency exchange rate risk in our trading activities was immaterial.

Limitations of VaR Models

Although VaR models represent a recognized tool for risk management, they have inherent limitations, including reliance on historical data that may not be indicative of future market conditions or trading patterns. Accordingly, you should not view VaR models as a predictor of future results. We may incur losses that could be materially in excess of the amounts indicated by the models on a particular trading day or over a period of time, and there have been instances when results have fallen outside the values generated by our VaR models. A VaR model does not estimate the greatest possible loss. We use these models together with other risk management tools, including stress testing. The results of these models and analysis thereof are subject to the judgment of our risk management personnel.

Report of Independent Auditors

To the Board of Directors and Stockholders of
Prudential Financial, Inc.:

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Prudential Financial, Inc. and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The accompanying supplemental combining financial information is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position and results of operations of the individual components. Such supplemental information has been subjected to the auditing procedures applied in the audits of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

As described in Notes 2, 3, 6 and 14, the Company adopted Financial Accounting Standards Board revised Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities" as of December 31, 2003, the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" as of January 1, 2003, Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" as of January 1, 2002, and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" as of January 1, 2002.

PricewaterhouseCoopers LLP

New York, New York
February 10, 2004

PRUDENTIAL FINANCIAL, INC.

Consolidated Statements of Financial Position
December 31, 2003 and 2002 (in millions, except share amounts)

	2003	2002
ASSETS		
Fixed maturities:		
Available for sale, at fair value (amortized cost: 2003—$121,193; 2002—$117,869)	$128,943	$125,463
Held to maturity, at amortized cost (fair value: 2003—$3,084; 2002—$2,673)	3,068	2,612
Trading account assets, at fair value	3,302	3,449
Equity securities, available for sale, at fair value (cost: 2003—$2,799; 2002—$2,849)	3,401	2,807
Commercial loans	19,469	19,401
Policy loans	8,152	8,827
Securities purchased under agreements to resell	1,464	4,844
Cash collateral for borrowed securities	—	4,660
Other long-term investments	5,609	5,408
Short-term investments	7,633	5,737
Total investments	181,041	183,208
Cash and cash equivalents	7,949	9,898
Accrued investment income	1,797	1,790
Broker-dealer related receivables	1,098	5,631
Deferred policy acquisition costs	7,826	7,031
Other assets	14,883	14,503
Separate account assets	106,680	70,555
TOTAL ASSETS	$321,274	$292,616
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Future policy benefits	$ 94,845	$ 90,460
Policyholders' account balances	49,691	46,280
Unpaid claims and claim adjustment expenses	1,687	3,428
Policyholders' dividends	4,688	3,675
Securities sold under agreements to repurchase	9,654	14,902
Cash collateral for loaned securities	5,786	10,231
Income taxes payable	2,282	1,933
Broker-dealer related payables	2,364	4,838
Securities sold but not yet purchased	1,598	1,996
Short-term debt	4,739	3,469
Long-term debt	5,610	4,757
Other liabilities	10,358	14,072
Separate account liabilities	106,680	70,555
Total liabilities	299,982	270,596
Guaranteed beneficial interest in Trust holding solely debentures of Parent	—	690
COMMITMENTS AND CONTINGENCIES (See Note 20)		
STOCKHOLDERS' EQUITY		
Preferred Stock ($.01 par value; 10,000,000 shares authorized; none issued)	—	—
Common Stock ($.01 par value; 1,500,000,000 shares authorized; 584,590,320 and 584,511,144 shares issued at December 31, 2003 and 2002, respectively)	6	6
Class B Stock ($.01 par value; 10,000,000 shares authorized; 2,000,000 shares issued and outstanding at December 31, 2003 and 2002, respectively)	—	—
Additional paid-in capital	19,560	19,513
Common Stock held in treasury, at cost (49,736,520 and 24,283,271 shares at December 31, 2003 and 2002, respectively)	(1,632)	(743)
Deferred compensation	(48)	(21)
Accumulated other comprehensive income	2,446	2,585
Retained earnings (deficit)	960	(10)
Total stockholders' equity	21,292	21,330
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$321,274	$292,616

See Notes to Consolidated Financial Statements

PRUDENTIAL FINANCIAL, INC.

Consolidated Statements of Operations
Years Ended December 31, 2003, 2002 and 2001 (in millions, except per share amounts)

	2003	2002	2001
REVENUES			
Premiums	$13,233	$ 13,053	$11,904
Policy charges and fee income	2,001	1,780	2,027
Net investment income	8,681	8,819	9,087
Realized investment gains (losses), net	270	(1,365)	(674)
Commissions and other income	3,722	4,016	4,334
Total revenues	27,907	26,303	26,678
BENEFITS AND EXPENSES			
Policyholders' benefits	13,424	13,378	12,457
Interest credited to policyholders' account balances	1,830	1,846	1,804
Dividends to policyholders	2,602	2,644	2,722
General and administrative expenses	7,602	8,355	9,228
Demutualization costs and expenses	—	—	588
Loss on disposition of property and casualty insurance operations	491	—	—
Total benefits and expenses	25,949	26,223	26,799
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	1,958	80	(121)
Income taxes:			
Current	162	(91)	(902)
Deferred	488	(98)	870
Total income tax expense (benefit)	650	(189)	(32)
INCOME (LOSS) FROM CONTINUING OPERATIONS	1,308	269	(89)
DISCONTINUED OPERATIONS			
Loss from discontinued operations, net of taxes	(44)	(75)	(65)
NET INCOME (LOSS)	$ 1,264	$ 194	$ (154)
EARNINGS PER SHARE (See Note 13)			
Financial Services Businesses(a)			
Basic:			
Income from continuing operations per share of Common Stock	$ 2.07	$ 1.38	$ 0.07
Discontinued operations	(0.08)	(0.13)	—
Net income per share of Common Stock	$ 1.99	$ 1.25	$ 0.07
Diluted:			
Income from continuing operations per share of Common Stock	$ 2.06	$ 1.38	$ 0.07
Discontinued operations	(0.08)	(0.13)	—
Net income per share of Common Stock	$ 1.98	$ 1.25	$ 0.07
Dividends declared per share of Common Stock	$ 0.50	$ 0.40	$ —
Closed Block Business(a)			
Net income (loss) per share of Class B Stock—basic and diluted	$ 89.50	$(264.00)	$ 1.50
Dividends declared per share of Class B Stock	$ 9.63	$ 9.63	—

(a) Earnings per share amounts for 2001 are for the period December 18, 2001 through December 31, 2001.

See Notes to Consolidated Financial Statements

PRUDENTIAL FINANCIAL, INC.

Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2003, 2002 and 2001 (in millions)

	Common Stock		Class B Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Common Stock Held in Treasury	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount							
Balance, December 31, 2000	—	$ —	$ —	$ —	$ 20,374	$ —	$ —	$ 234	$20,608
Common Stock issued in demutualization	457.1	5	—	15,985	(15,990)	—	—	—	—
Policy credits issued and cash payments to be made to eligible policyholders	—	—	—	—	(4,189)	—	—	—	(4,189)
Initial public offering of Common Stock	126.5	1	—	3,336	—	—	—	—	3,337
Private placement of Class B Stock	—	—	—	167	—	—	—	—	167
Equity security units	—	—	—	(26)	—	—	—	—	(26)
Comprehensive income:									
Net loss before the date of demutualization	—	—	—	—	(195)	—	—	—	(195)
Net income after the date of demutualization	—	—	—	—	41	—	—	—	41
Other comprehensive income, net of tax	—	—	—	—	—	—	—	710	710
Total comprehensive income									556
Balance, December 31, 2001	583.6	6	—	19,462	41	—	—	944	20,453
Treasury stock acquired	(26.0)	—	—	—	—	(800)	—	—	(800)
Stock-based compensation programs	1.7	—	—	4	—	57	(21)	—	40
Adjustments to policy credits issued and cash payments to eligible policyholders	0.9	—	—	47	—	—	—	—	47
Dividends declared on Common Stock	—	—	—	—	(226)	—	—	—	(226)
Dividends declared on Class B Stock	—	—	—	—	(19)	—	—	—	(19)
Comprehensive income:									
Net income	—	—	—	—	194	—	—	—	194
Other comprehensive income, net of tax	—	—	—	—	—	—	—	1,641	1,641
Total comprehensive income									1,835
Balance, December 31, 2002	560.2	6	—	19,513	(10)	(743)	(21)	2,585	21,330
Treasury stock acquired	(29.1)	—	—	—	—	(1,001)	—	—	(1,001)
Stock-based compensation programs	3.7	—	—	40	(6)	112	(27)	—	119
Adjustments to policy credits issued and cash payments to eligible policyholders	0.1	—	—	7	—	—	—	—	7
Dividends declared on Common Stock	—	—	—	—	(269)	—	—	—	(269)
Dividends declared on Class B Stock	—	—	—	—	(19)	—	—	—	(19)
Comprehensive income:									
Net income	—	—	—	—	1,264	—	—	—	1,264
Other comprehensive income, net of tax	—	—	—	—	—	—	—	(139)	(139)
Total comprehensive income									1,125
Balance, December 31, 2003	534.9	$ 6	$ —	$19,560	$ 960	$(1,632)	$ (48)	$2,446	$21,292

See Notes to Consolidated Financial Statements

PRUDENTIAL FINANCIAL, INC.

Consolidated Statements of Cash Flows
Years Ended December 31, 2003, 2002 and 2001 (in millions)

	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ 1,264	$ 194	$ (154)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Realized investment (gains) losses, net	(270)	1,365	674
Policy charges and fee income	(410)	(486)	(482)
Interest credited to policyholders' account balances	1,830	1,846	1,804
Depreciation and amortization, including premiums and discounts	733	559	433
Net loss on business dispositions	510	—	—
Change in:			
Deferred policy acquisition costs	(606)	(211)	(259)
Future policy benefits and other insurance liabilities	2,072	2,026	933
Trading account assets	(560)	1,596	2,268
Income taxes payable	263	(205)	(1,282)
Broker-dealer related receivables/payables	417	564	4,538
Securities purchased under agreements to resell	(85)	(423)	974
Cash collateral for borrowed securities	(435)	550	(1,352)
Cash collateral for loaned securities	(737)	788	(1,626)
Securities sold but not yet purchased	(51)	(795)	(2,168)
Securities sold under agreements to repurchase	(1,554)	2,517	(2,625)
Other, net	(2,977)	401	(1,573)
Cash flows from (used in) operating activities	(596)	10,286	103
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from the sale/maturity/prepayment of:			
Fixed maturities, available for sale	46,595	60,529	98,150
Fixed maturities, held to maturity	1,418	418	139
Equity securities, available for sale	1,355	2,050	5,503
Commercial loans	3,019	3,148	5,459
Other long-term investments	1,222	1,080	798
Payments for the purchase of:			
Fixed maturities, available for sale	(47,919)	(71,539)	(97,511)
Fixed maturities, held to maturity	(1,816)	(2,701)	(56)
Equity securities, available for sale	(1,268)	(2,830)	(2,557)
Commercial loans	(2,473)	(2,543)	(1,558)
Other long-term investments	(804)	(1,357)	(1,400)
Acquisition of subsidiaries, net of cash acquired	(946)	—	5,912
Cash of operations contributed to Wachovia Securities Financial Holdings, LLC	(229)	—	—
Proceeds from sale of subsidiaries, net of cash disposed	(45)	—	—
Short-term investments	(2,528)	(612)	(442)
Cash flows from (used in) investing activities	(4,419)	(14,357)	12,437
CASH FLOWS FROM FINANCING ACTIVITIES			
Policyholders' account deposits	10,091	8,973	6,771
Policyholders' account withdrawals	(9,402)	(7,464)	(9,014)
Proceeds from the issuance of Common Stock	—	—	3,337
Proceeds from the issuance of Class B Stock	—	—	167
Proceeds from the issuance of equity security units	—	—	663
Cash dividends paid on Common Stock	(256)	(173)	—
Cash dividends paid on Class B Stock	(19)	(19)	—
Net increase (decrease) in short-term debt	3,484	(2,170)	(6,098)
Proceeds from deferred compensation program	—	56	—
Treasury stock acquired	(1,007)	(782)	—
Treasury stock reissued for exercise of stock options	53	1	—
Proceeds from the issuance of long-term debt	1,495	122	3,214
Repayments of long-term debt	(1,226)	(542)	(720)
Cash payments to eligible policyholders	(147)	(2,569)	—
Cash flows from (used in) financing activities	3,066	(4,567)	(1,680)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,949)	(8,638)	10,860
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	9,898	18,536	7,676
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 7,949	$ 9,898	$ 18,536
SUPPLEMENTAL CASH FLOW INFORMATION			
Income taxes paid (received)	$ (84)	$ 57	$ 466
Interest paid	$ 399	$ 482	$ 638
NON-CASH TRANSACTIONS DURING THE YEAR			
Policy credits issued and demutualization consideration payable to eligible policyholders	$ —	$ —	$ 4,529

See Notes to Consolidated Financial Statements

PRUDENTIAL FINANCIAL, INC.

Notes to Consolidated Financial Statements

1. BUSINESS

Prudential Financial, Inc. ("Prudential Financial") and its subsidiaries (collectively, "Prudential" or the "Company") provide a wide range of insurance, investment management, and other financial products and services to both retail and institutional customers throughout the United States and in many other countries. Principal products and services provided include life insurance, annuities, mutual funds, pension and retirement related investments and administration, and asset management. In addition, the Company provides securities brokerage services indirectly through a minority ownership in a joint venture. The Company has organized its principal operations into the Financial Services Businesses and the Closed Block Business. The Financial Services Businesses operate through three operating divisions: Insurance, Investment, and International Insurance and Investments. Businesses that are not sufficiently material to warrant separate disclosure and businesses to be divested are included in Corporate and Other operations within the Financial Services Businesses. The Closed Block Business, which includes the Closed Block (see Note 8), is managed separately from the Financial Services Businesses. The Closed Block Business was established on the date of demutualization and includes the Company's in force participating insurance and annuity products and assets that are used for the payment of benefits and policyholder dividends on these products, as well as other assets and equity that support these products and related liabilities. In connection with the demutualization, the Company has ceased offering these participating products.

Demutualization and Initial Public Offering

On December 18, 2001 (the "date of demutualization"), The Prudential Insurance Company of America ("Prudential Insurance") converted from a mutual life insurance company to a stock life insurance company and became an indirect, wholly owned subsidiary of Prudential Financial. The demutualization was completed in accordance with the Company's Plan of Reorganization, which was approved by the Commissioner of Banking and Insurance of the State of New Jersey in October 2001.

On the date of demutualization, policyholder membership interests in Prudential Insurance were extinguished and eligible policyholders collectively received shares of Common Stock, the rights to receive cash and increases to their policy values in the form of policy credits. The demutualization was accounted for as a reorganization. Accordingly, the Company's retained earnings on the date of demutualization, after the distribution of the above consideration, was reclassified to "Common Stock" and "Additional paid-in capital." At the time of demutualization, Prudential Financial completed an initial public offering of 126.5 million shares of Common Stock at a price of $27.50 per share which included 16.5 million shares of Common Stock as a result of the exercise of the over-allotment option granted to underwriters in the initial public offering. Also on the date of demutualization, Prudential Financial completed the sale, through a private placement, of 2.0 million shares of Class B Stock, a separate class of common stock, at a price of $87.50 per share. The Common Stock reflects the performance of the Financial Services Businesses and the Class B Stock reflects the performance of the Closed Block Business.

Concurrent with the demutualization, Prudential Insurance completed a corporate reorganization whereby various subsidiaries (and certain related assets and liabilities) of Prudential Insurance were dividended so that they became wholly owned subsidiaries of Prudential Financial rather than of Prudential Insurance. The subsidiaries distributed by Prudential Insurance to Prudential Financial included its property and casualty insurance companies, its principal securities brokerage companies, its international insurance companies, its principal asset management operations, its international securities and investments operations, its domestic banking operations and its residential real estate brokerage franchise and relocation services operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of Prudential Financial, its majority-owned subsidiaries and those partnerships and joint ventures in which the Company has a majority financial interest, except in those instances where the Company cannot exercise control because the minority owners have substantive participating rights in the operating and capital decisions of the entity. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Intercompany balances and transactions have been eliminated. Effective on the date of demutualization and corporate reorganization, the historical consolidated financial statements of Prudential Insurance became the historical consolidated financial statements of Prudential Financial.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, in particular deferred policy acquisition costs, value of business acquired, investments, future policy benefits, disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Earnings Per Share

As discussed in Note 1 under "Demutualization and Initial Public Offering," the Company has outstanding two separate classes of common stock. Basic earnings per share is computed by dividing available income attributable to each of the two groups of common shareholders by the respective weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

Stock Options

Effective January 1, 2003, the Company changed its accounting for employee stock options to adopt the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," as amended, prospectively for all new awards granted to employees on or after January 1, 2003. During 2002 and 2001, the Company accounted for employee stock options using the intrinsic value method of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Under this method, the Company did not recognize any stock-based compensation expense for employee stock options as all options granted had an exercise price equal to the market value of the underlying Common Stock on the date of grant. The Company accounts for non-employee stock options using the fair value method. See Note 14 for pro forma net income and earnings per share, as well as additional information pertaining to stock options.

Investments

Fixed maturities classified as "available for sale" are carried at estimated fair value. Fixed maturities that the Company has both the positive intent and ability to hold to maturity are stated at amortized cost and classified as "held to maturity." The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion is included in "Net investment income." The amortized cost of fixed maturities is written down to estimated fair value when a decline in value is considered to be an other than temporary impairment. See the discussion below on realized investment gains and losses for a description of the accounting for impairments. Unrealized gains and losses on fixed maturities "available for sale," net of income tax and the effect on

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

deferred policy acquisition costs, future policy benefits and policyholders' dividends that would result from the realization of unrealized gains and losses, are included in a separate component of equity, "Accumulated other comprehensive income (loss)."

Trading account assets and securities sold but not yet purchased consist primarily of investments and derivatives used by the Company either in its capacity as a broker-dealer, its operation of hedge portfolios or its use of derivatives for asset and liability management activities. These instruments are carried at estimated fair value. Realized and unrealized gains and losses on trading account assets and securities sold but not yet purchased are included in "Commissions and other income."

Equity securities, available for sale, are comprised of common and non-redeemable preferred stock and are carried at estimated fair value. The associated unrealized gains and losses, net of income tax and the effect on deferred policy acquisition costs, future policy benefits and policyholders' dividends that would result from the realization of unrealized gains and losses, are included in "Accumulated other comprehensive income (loss)." The cost of equity securities is written down to estimated fair value when a decline in value is considered to be an other than temporary impairment. See the discussion below on realized investment gains and losses for a description of the accounting for impairments.

Commercial loans are stated primarily at unpaid principal balances, net of unamortized discounts and an allowance for losses. In connection with the acquisition of Gibraltar Life (see Note 3), commercial loans were acquired at a discount to par and are carried at amortized cost. Accretion of the discount over the remaining lives of the loans is included in "Net investment income." The allowance for losses includes a loan specific reserve for non-performing loans and a portfolio reserve for incurred but not specifically identified losses. Non-performing loans include those loans for which it is probable that amounts due according to the contractual terms of the loan agreement will not all be collected. These loans are measured at the present value of expected future cash flows discounted at the loan's effective interest rate, or at the fair value of the collateral if the loan is collateral dependent. Interest received on non-performing loans, including loans that were previously modified in a troubled debt restructuring, is either applied against the principal or reported as revenue, according to management's judgment as to the collectibility of principal. Management discontinues accruing interest on non-performing loans after the loans are 90 days delinquent as to principal or interest, or earlier when management has serious doubts about collectibility. When a loan is recognized as non-performing, any accrued but uncollectible interest is reversed against interest income of the current period. Generally, a loan is restored to accrual status only after all delinquent interest and principal are brought current and, in the case of loans where the payment of interest has been interrupted for a substantial period, a regular payment performance has been established. The portfolio reserve for incurred but not specifically identified losses considers the Company's past loan loss experience, the current credit composition of the portfolio, historical credit migration, property type diversification, default and loss severity statistics and other relevant factors.

Policy loans are carried at unpaid principal balances.

Securities repurchase and resale agreements and securities borrowed and loaned transactions are used to generate income, to borrow funds, or to facilitate trading activity. Securities repurchase and resale agreements are generally short-term in nature, and therefore, the carrying amounts of these instruments approximate fair value. Securities repurchase and resale agreements are collateralized principally by U.S. government and government agency securities. Securities borrowed or loaned are collateralized principally by cash or U.S. government securities. For securities repurchase agreements and securities loaned transactions used to generate income, the cash received is typically invested in cash equivalents, short-term investments or fixed maturities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Securities purchased under agreements to resell and securities sold under agreements to repurchase that satisfy certain criteria are treated as collateralized financing arrangements. These agreements are carried at the amounts at which the securities will be subsequently resold or reacquired, as specified in the respective agreements. The Company's policy is to take possession or control of securities purchased under agreements to resell and to value the securities daily. Assets to be repurchased or resold are the same, or substantially the same, as the assets transferred or received. The market value of securities to be repurchased is monitored, and additional collateral is obtained, where appropriate, to protect against credit exposure. Income and expenses related to these transactions executed within our general account, insurance subsidiaries, and broker-dealer used to generate income is reported as net investment income; however, for transactions used to borrow funds, the associated borrowing cost is reported as interest expense (included in "General and administrative expenses"). Income and expenses related to these transactions executed within our mortgage banking, derivative dealer and hedge portfolio operations are reported in "Commissions and other income."

Securities borrowed and securities loaned are treated as financing arrangements and are recorded at the amount of cash advanced or received. With respect to securities loaned, the Company obtains collateral in an amount equal to 102% and 105% of the fair value of the domestic and foreign securities, respectively. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or provided as necessary. Substantially all of the Company's securities borrowed transactions are with brokers and dealers, commercial banks and institutional clients. Substantially all of the Company's securities loaned transactions are with large brokerage firms. Income and expenses associated with securities borrowing activities is included in "Net investment income." Income and expenses associated with securities lending activities used to generate income is generally included in "Net investment income;" however, for securities lending activity used for funding purposes the associated rebate is reported as interest expense (included in "General and administrative expenses").

Other long-term investments consist of the Company's investments in joint ventures and limited partnerships in which the Company does not exercise control as well as investments in the Company's own separate accounts, which are carried at estimated fair value, and investment real estate. Joint venture and partnership interests are generally accounted for using the equity method of accounting, except in instances in which the Company's interest is so minor that it exercises virtually no influence over operating and financial policies. In such instances, the Company applies the cost method of accounting. The Company's net income from investments in joint ventures and partnerships is generally included in "Net investment income."

Real estate held for disposal is carried at the lower of depreciated cost or fair value less estimated selling costs and is not further depreciated once classified as such. Real estate which the Company has the intent to hold for the production of income is carried at depreciated cost less any write-downs to fair value for impairment losses and is reviewed for impairment whenever events or circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized when the review indicates that the carrying value of the investment real estate exceeds the estimated undiscounted future cash flows (excluding interest charges) from the investment. At that time, the carrying value of the investment real estate is written down to fair value. Depreciation on real estate held for the production of income is computed using the straight-line method over the estimated lives of the properties, and is included in "Net investment income."

Short-term investments consist of highly liquid debt instruments with a maturity of greater than three months and less than twelve months when purchased. These investments are carried at amortized cost which, because of their short term, approximates fair value.

Realized investment gains (losses), net are computed using the specific identification method. Costs of fixed maturities and equity securities are adjusted for impairments, which are declines in value that are considered to be

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

other than temporary. Impairment adjustments are included in "Realized investment gains (losses), net." In evaluating whether a decline in value is other than temporary, the Company considers several factors including, but not limited to the following: (1) whether the decline is substantial; (2) the duration of the decline (generally greater than six months); (3) the reasons for the decline in value (credit event, interest related or market fluctuation); (4) the Company's ability and intent to hold the investments for a period of time to allow for a recovery of value; and (5) the financial condition of and near-term prospects of the issuer. Provisions for losses on commercial loans are included in "Realized investment gains (losses), net." Decreases in the carrying value of investment real estate held for disposal or for the production of income are recorded in "Realized investment gains (losses), net."

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks, money market instruments and other debt issues with a maturity of three months or less when purchased.

Deferred Policy Acquisition Costs

The costs that vary with and that are related primarily to the production of new insurance and annuity business are deferred to the extent such costs are deemed recoverable from future profits. Such costs include commissions, costs of policy issuance and underwriting, and variable field office expenses. Deferred policy acquisition costs ("DAC") are subject to recoverability testing at the end of each accounting period. DAC, for applicable products, is adjusted for the impact of unrealized gains or losses on investments as if these gains or losses had been realized, with corresponding credits or charges included in "Accumulated other comprehensive income (loss)."

For participating life insurance included in the Closed Block, DAC is amortized over the expected life of the contracts (up to 45 years) in proportion to estimated gross margins based on historical and anticipated future experience, which is evaluated regularly. The average rate of assumed future investment yield used in estimating expected gross margins was 7.33% at December 31, 2003 and gradually increases to 8.06% for periods after December 31, 2031. The effect of changes in estimated gross margins on unamortized deferred acquisition costs is reflected in "General and administrative expenses" in the period such estimated gross margins are revised. Policy acquisition costs related to interest-sensitive and variable life products and certain investment-type products are deferred and amortized over the expected life of the contracts (periods ranging from 7 to 30 years) in proportion to estimated gross profits arising principally from investment results, mortality and expense margins, and surrender charges based on historical and anticipated future experience, which is updated periodically. The effect of changes to estimated gross profits on unamortized deferred acquisition costs is reflected in "General and administrative expenses" in the period such estimated gross profits are revised. DAC related to non-participating traditional individual life insurance is amortized over the expected life of the contracts in proportion to premiums.

The Company has offered programs under which policyholders, for a selected product or group of products, can exchange an existing policy or contract issued by the Company for another form of policy or contract. These transactions are known as internal replacements. If policyholders surrender traditional life insurance policies in exchange for life insurance policies that do not have fixed and guaranteed terms, the Company immediately charges to expense an estimate of the remaining unamortized DAC on the surrendered policies. For other internal replacement transactions, the unamortized DAC on the surrendered policies is immediately charged to expense if the terms of the new policies are not substantially similar to those of the former policies. If the new policies have terms that are substantially similar to those of the earlier policies, the DAC is retained with respect to the new policies and amortized over the expected life of the new policies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

For property and casualty insurance contracts, DAC is amortized over the period in which related premiums are earned. Future investment income is considered in determining the recoverability of DAC.

For group annuity defined contribution contracts and funding agreement notes issuance program, acquisition expenses are deferred and amortized over the expected life of the contracts in proportion to estimated gross profits. For group and individual long-term care contracts, acquisition expenses are deferred and amortized over the expected life of the contracts in proportion to premiums. For other group life and disability insurance, group annuities and guaranteed investment contracts, acquisition costs are expensed as incurred.

Separate Account Assets and Liabilities

Separate account assets and liabilities are reported at estimated fair value and represent segregated funds which are invested for certain policyholders, pension funds and other customers. The assets consist of common stocks, fixed maturities, real estate related investments, real estate mortgage loans and short-term investments. The assets of each account are legally segregated and are generally not subject to claims that arise out of any other business of the Company. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. The investment income and gains or losses for separate accounts generally accrue to the policyholders and are not included in the Consolidated Statements of Operations. Mortality, policy administration and surrender charges on the accounts are included in "Policy charges and fee income." Asset management fees charged to the accounts are included in "Commissions and other income."

Other Assets and Other Liabilities

Other assets consist primarily of prepaid benefit costs, reinsurance recoverables, certain restricted assets, trade receivables, value of business acquired, goodwill and other intangible assets, the Company's investment in Wachovia Securities Financial Holdings, LLC. ("Wachovia Securities"), mortgage securitization inventory, property and equipment and receivables resulting from sales of securities that had not yet settled at the balance sheet date. Commercial mortgage loans and other securities sold by the Company in securitization transactions for the years ended December 31, 2003, 2002 and 2001, were $1,179 million, $615 million and $1,409 million, respectively. In some of the commercial loan securitizations, the Company retained servicing responsibilities, however, did not retain any material ownership interest in the financial assets that were transferred. The Company recognized net pre-tax gains of $19 million, $18 million and $60 million for the years ended December 31, 2003, 2002 and 2001, respectively, in connection with securitizations transactions, which are recorded in "Commissions and other income." Property and equipment are stated at cost less accumulated depreciation. Depreciation is determined using the straight-line method over the estimated useful lives of the related assets which generally range from 3 to 40 years. Other liabilities consist primarily of trade payables, employee benefit liabilities, demutualization consideration not yet paid to policyholders and payables resulting from purchases of securities that had not yet settled at the balance sheet date.

As a result of certain acquisitions and the application of purchase accounting, the Company reports a financial asset representing the value of business acquired ("VOBA"). VOBA represents the present value of future profits embedded in acquired insurance and annuity contracts. VOBA is determined by estimating the net present value of future cash flows from the contracts in force at the date of acquisition. For acquired traditional insurance contracts, future positive cash flows generally include net valuation premiums while future negative cash flows include policyholders' benefits and certain maintenance expenses. For acquired annuity contracts, future positive cash flows generally include fees and other charges assessed to the contracts as long as they remain in force as well as fees collected upon surrender, if applicable, while future negative cash flows include costs to administer contracts, and benefit payments. The Company amortizes VOBA over the effective life of the acquired contracts. For acquired

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

traditional insurance contracts, VOBA is amortized in proportion to gross premiums or in proportion to the face amount of insurance in force, as applicable. For acquired annuity contracts VOBA is amortized in proportion to estimated gross profits arising from the contracts and anticipated future experience, which is evaluated regularly. The effect of changes in estimated gross profits on unamortized VOBA is reflected in "General and administrative expenses" in the period such estimates of expected future profits are revised.

Contingencies

Amounts related to contingencies are accrued if it is probable that a liability has been incurred and an amount is reasonably estimable.

Insurance Revenue and Expense Recognition

Premiums from life insurance policies, excluding interest-sensitive life contracts, are recognized when due. Benefits are recorded as an expense when they are incurred. A liability for future policy benefits is recorded when premiums are recognized using the net level premium method.

Premiums from non-participating group annuities with life contingencies, structured settlements with life contingencies and single premium immediate annuities with life contingencies are recognized when received. Benefits are recorded as an expense when they are incurred. A liability for future policy benefits is recorded when premiums are recognized, based on the present value of future benefits and expenses.

Certain annuity contracts provide the holder a guarantee that the benefit received upon death will be no less than a minimum prescribed amount that is based upon a combination of net deposits to the contract, net deposits to the contract accumulated at a specified rate or the highest historical account value on a contract anniversary. To the extent the guaranteed minimum death benefit exceeds the current account value at the time of death, the Company incurs a cost that is recorded as "Policyholders' benefits" for the period in which death occurs.

Amounts received as payment for interest-sensitive life contracts, deferred annuities, structured settlements and other contracts without life contingencies, and participating group annuities are reported as deposits to "Policyholders' account balances." Revenues from these contracts are reflected in "Policy charges and fee income," or as a reduction of "Interest credited to policyholders' account balances," and consist primarily of fees assessed during the period against the policyholders' account balances for mortality charges, policy administration charges and surrender charges. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration, interest credited and amortization of DAC.

For group life and disability insurance, and property and casualty insurance, premiums are recognized over the period to which the premiums relate in proportion to the amount of insurance protection provided. Claim and claim adjustment expenses are recognized when incurred.

Premiums, benefits and expenses are stated net of reinsurance ceded to other companies. Estimated reinsurance recoverables and the cost of reinsurance are recognized over the life of the reinsured policies using assumptions consistent with those used to account for the underlying policies.

Foreign Currency Translation Adjustments

Assets and liabilities of foreign operations and subsidiaries reported in other than U.S. dollars are translated at the exchange rate in effect at the end of the period. Revenues, benefits and other expenses are translated at the average rate

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

prevailing during the period. The effects of translating the statements of financial position of non-U.S. entities with functional currencies other than the U.S. dollar are included, net of related hedge gains and losses and income taxes, in "Accumulated other comprehensive income (loss)."

Commissions and Other Income

Commissions and other income principally includes securities and commodities commission revenues and asset management fees which are recognized in the period in which the services are performed, as well as earnings from our investment in Wachovia Securities. Realized and unrealized gains from trading activities of the Company's securities and investment management businesses are also included in "Commissions and other income."

Derivative Financial Instruments

The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, on January 1, 2001. Except as noted below, the adoption of this statement did not have a material impact on the results of operations of the Company. In 2003, the Company adopted SFAS No. 149, "Amendment of Statement 133, Accounting for Derivative Instruments and Hedging Activities." The adoption of this statement did not have a material impact on the results of operations of the Company, other than as discussed below.

Upon its adoption of SFAS No. 133, the Company reclassified "held to maturity" securities with a fair market value of approximately $12,085 million to "available for sale" as permitted by the new standard. This reclassification resulted in unrealized investment gains of $94 million, net of tax, which were recorded as a component of "Accumulated other comprehensive income (loss)" at the time of the transfer in 2001.

Upon its adoption of SFAS No. 149, the Company recharacterized certain contracts to acquire "to be announced" securities from "Fixed maturities—available for sale" to derivatives within "Other long-term investments". The impact of adoption of this standard included a reduction of approximately $3.2 billion of available for sale securities, as of December 31, 2003, with the related offsets recorded in "Other assets" and "Other liabilities." In addition, an asset related to these contracts of approximately $12 million was reported in "Other long-term investments," as of December 31, 2003, with a related gain reported in "Realized investment gains (losses), net" for the year ended December 31, 2003.

Derivatives are financial instruments whose values are derived from interest rates, foreign exchange rates, financial indices, or the values of securities or commodities. Derivative financial instruments used by the Company include swaps, futures, forwards and option contracts and may be exchange-traded or contracted in the over-the-counter market. Derivative positions are carried at estimated fair value, generally by obtaining quoted market prices or through the use of pricing models. Values can be affected by changes in interest rates, foreign exchange rates, financial indices, values of securities or commodities, credit spreads, market volatility and liquidity. Values can also be affected by changes in estimates and assumptions used in pricing models.

Derivatives are used to manage the characteristics of the Company's asset/liability mix, manage the interest rate and currency characteristics of invested assets and to mitigate the risk of a diminution, upon translation to U.S. dollars, of expected non-U.S. earnings resulting from unfavorable changes in currency exchange rates. They are also used in a derivative dealer capacity in the Company's securities operations to meet the needs of clients by structuring transactions that allow clients to manage their exposure to interest rates, foreign exchange rates, indices or prices of securities and commodities and similarly in a dealer capacity through the operation of hedge portfolios in a limited-

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

purpose subsidiary. Additionally, derivatives may be used to seek to reduce exposure to interest rate and foreign currency risks associated with assets held or expected to be purchased or sold, and liabilities incurred or expected to be incurred.

Derivatives are recorded in the Consolidated Statements of Financial Position either as assets, within "Trading account assets," "Broker-dealer related receivables," or "Other long-term investments," or as liabilities, within "Broker-dealer related payables" or "Other liabilities." Realized and unrealized changes in fair value of derivatives used in a dealer capacity are included in "Commissions and other income" in the Consolidated Statements of Operations in the periods in which the changes occur. Cash flows from such derivatives are reported in the operating activities section of the Consolidated Statements of Cash Flows.

As discussed in detail below and in Note 18, all realized and unrealized changes in fair value of non-dealer related derivatives, with the exception of the effective unrealized portion of cash flow hedges and effective hedges of net investments in foreign operations, are recorded in current earnings. Cash flows from these derivatives are reported in the investing activities section in the Consolidated Statements of Cash Flows.

For non-dealer related derivatives the Company designates derivatives as either (1) a hedge of the fair value of a recognized asset or liability or unrecognized firm commitment ("fair value" hedge); (2) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge); (3) a foreign-currency fair value or cash flow hedge ("foreign currency" hedge); (4) a hedge of a net investment in a foreign operation; or (5) a derivative that does not qualify for hedge accounting.

To qualify for hedge accounting treatment, a derivative must be highly effective in mitigating the designated risk of the hedged item. Effectiveness of the hedge is formally assessed at inception and throughout the life of the hedging relationship. Even if a derivative qualifies for hedge accounting treatment, there may be an element of ineffectiveness of the hedge. Under such circumstances, the ineffective portion of adjusting the derivative to fair value is recorded in "Realized investment gains (losses), net."

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as fair value, cash flow or foreign currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.

When a derivative is designated as a fair value hedge and is determined to be highly effective, changes in its fair value, along with changes in the fair value of the hedged asset or liability (including losses or gains on firm commitments), are reported on a net basis in the income statement line item associated with the hedged item. Under certain circumstances, the change in fair value of an unhedged item is either not recorded or recorded instead in "Accumulated other comprehensive income (loss)." When such items are hedged and the hedge qualifies as a fair value hedge, the change in fair value of both the hedged item and the derivative are reported on a net basis in "Realized investment gains (losses), net." Periodic settlements associated with such derivatives are recorded in the same income statement line as the related settlements of the hedged items.

When a derivative is designated as a cash flow hedge and is determined to be highly effective, changes in its fair value are recorded in "Accumulated other comprehensive income (loss)" until earnings are affected by the variability of cash flows (*e.g.*, when periodic settlements on a variable-rate asset or liability are recorded in earnings). At that time, the related portion of deferred gains or losses on the derivative instrument is reclassified and reported in the income statement line item associated with the hedged item.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

When a derivative is designated as a foreign currency hedge and is determined to be highly effective, changes in its fair value are recorded in either current period earnings or "Accumulated other comprehensive income (loss)," depending on whether the hedge transaction is a fair value hedge (*e.g.*, a hedge of a firm commitment that is to be settled in a foreign currency) or a cash flow hedge (*e.g.*, a foreign currency denominated forecasted transaction). When a derivative is used as a hedge of a net investment in a foreign operation, its change in fair value, to the extent effective as a hedge, is recorded in the cumulative translation adjustment account within "Accumulated other comprehensive income (loss)."

If a derivative does not qualify for hedge accounting, all changes in its fair value, including net receipts and payments, are included in "Realized investment gains (losses), net" without considering changes in the fair value of the economically associated assets or liabilities.

The Company occasionally is a party to a financial instrument that contains a derivative instrument that is "embedded" in the financial instrument. At inception, the Company assesses whether the economic characteristics of the embedded derivative are clearly and closely related to the economic characteristics of the remaining component of the financial instrument (*i.e.*, the host contract) and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. When it is determined that (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and (2) a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract, carried at fair value, and changes in its fair value are included in "Realized investment gains (losses), net."

When it is determined that the derivative no longer qualifies as an effective fair value or cash flow hedge or management removes the hedge designation, the derivative will continue to be carried on the balance sheet at its fair value, with changes in fair value recognized currently in "Realized investment gains (losses), net." The asset or liability under a fair value hedge will no longer be adjusted for changes in fair value and the existing basis adjustment is amortized to the income statement line associated with the asset or liability. The component of "Accumulated other comprehensive income (loss)" related to discontinued cash flow hedges is amortized to the income statement line associated with the hedged cash flows over the original term of the hedge contract.

When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, or because it is probable that the forecasted transaction will not occur by the end of the specified time period, the derivative will continue to be carried on the balance sheet at its fair value, with changes in fair value recognized currently in "Realized investment gains (losses), net." Any asset or liability that was recorded pursuant to recognition of the firm commitment is removed from the balance sheet and recognized currently in "Realized investment gains (losses), net." Gains and losses that were in "Accumulated other comprehensive income (loss)" pursuant to the hedge of a forecasted transaction are recognized immediately in "Realized investment gains (losses), net."

Income Taxes

The Company and its eligible domestic subsidiaries file a consolidated federal income tax return that includes both life insurance companies and non-life insurance companies. In addition to taxes on operations, the Internal Revenue Code imposes an "equity tax" on mutual life insurance companies. Subsequent to the demutualization, the Company is no longer subject to the equity tax. Subsidiaries operating outside the United States are taxed, and income tax expense is recorded, based on applicable foreign statutes.

Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to reduce a deferred tax asset to the amount expected to be realized.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Demutualization Costs and Expenses

Demutualization costs and expenses include the cost of engaging external accounting, actuarial, investment banking, legal and other consultants to advise the Company, the New Jersey Department of Banking and Insurance and the New York State Insurance Department in the demutualization process and related matters as well as the cost of printing and postage for communications with policyholders and other administrative costs. Demutualization costs and expenses for the year ended December 31, 2001 also include $340 million of demutualization consideration paid to former Canadian branch policyholders pertaining to certain policies that Prudential Insurance transferred to London Life Insurance Company in 1996.

New Accounting Pronouncements

In December 2003, the Financial Accounting Standards Board ("FASB") revised Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities", which was originally issued in January 2003. FIN No. 46 addresses whether certain types of entities, referred to as variable interest entities ("VIEs"), should be consolidated in a company's financial statements. A VIE is an entity that either (1) has equity investors that lack certain essential characteristics of a controlling financial interest (including the ability to control the entity, the obligation to absorb the entity's expected losses and the right to receive the entity's expected residual returns) or (2) lacks sufficient equity to finance its own activities without financial support provided by other entities, which in turn would be expected to absorb at least some of the expected losses of the VIE. An entity should consolidate a VIE if it stands to absorb a majority of the VIE's expected losses or to receive a majority of the VIE's expected residual returns. The Company adopted FIN No. 46 for relationships with VIEs that began on or after February 1, 2003, and on December 31, 2003, adopted the revised guidance for all relationships with VIEs that are special purpose entities ("SPEs"). The Company will implement the revised guidance to relationships with potential VIEs that are not SPEs as of March 31, 2004. The transition to the revised guidance for SPEs as of December 31, 2003, resulted in the deconsolidation of certain previously consolidated SPEs, with no material effect to the Company's consolidated financial position, results of operations or cash flows. The Company does not believe the transition to the revised guidance on March 31, 2004, will have a material effect on the Company's consolidated financial position or results of operations.

In July 2003, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 03-01, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts." AcSEC has developed the SOP to address the evolution of product designs since the issuance of Statement of Financial Accounting Standards ("SFAS") No. 60, "Accounting and Reporting by Insurance Enterprises," and SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" and the need for interpretive guidance to be developed in three areas: separate account presentation and valuation; the accounting recognition given sales inducements (bonus interest, bonus credits, persistency bonuses); and the classification and valuation of certain long-duration contract liabilities.

The most significant accounting implications of the SOP are as follows: (1) reporting and measuring assets and liabilities of separate account products as general account assets and liabilities when specified criteria are not met; (2) reporting and measuring seed money in separate accounts as general account assets based on the insurer's proportionate beneficial interest in the separate account's underlying assets; (3) capitalizing sales inducements that meet specified criteria and amortizing such amounts over the life of the contracts using the same methodology as used for amortizing deferred acquisition costs, but immediately expensing those sales inducements accrued or credited if such criteria are not met; (4) recognizing contractholder liabilities for: (a) modified guaranteed (market value adjusted) annuities at accreted balances that do not include the then current market value surrender adjustment, (b) two-tier

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

annuities at the lower (non-annuitization) tier account value, (c) persistency bonuses at amounts that are not reduced for expected forfeitures, (d) group pension participating and similar general account "pass through" contracts that are not accounted for under SFAS No. 133 at amounts based on the fair value of the assets or index that determines the investment return pass through; (5) establishing an additional liability for guaranteed minimum death and similar mortality and morbidity benefits only for contracts determined to have mortality and morbidity risk that is other than nominal and when the risk charges made for a period are not proportionate to the risk borne during that period; and (6) for contracts containing an annuitization benefits contract feature, if such contract feature is not accounted for under the provisions of SFAS No. 133 establishing an additional liability for the contract feature if the present value of expected annuitization payments at the expected annuitization date exceeds the expected account balance at the expected annuitization date.

The Company will adopt the SOP effective January 1, 2004. The effect of initially adopting this SOP will be reported as a cumulative effect of a change in accounting principle in the 2004 results of operations, which the Company expects to be a charge of approximately $75 million, net of taxes. This charge is caused primarily by the impact of converting a large group annuity contract and certain individual market value adjusted ("MVA") annuity contracts from separate account accounting treatment to general account accounting treatment and an increase in reserves for guaranteed minimum death benefits. In addition, the FASB is currently considering the accounting for certain unearned revenue liabilities under the SOP, which could result in a decrease in the cumulative effect of change in accounting principle to be recorded.

In April 2003, the FASB issued Statement No. 133 Implementation Issue No. B36, "Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Creditworthiness of the Obligor Under Those Instruments." Implementation Issue No. B36 indicates that a modified coinsurance arrangement ("modco"), in which funds are withheld by the ceding insurer and a return on those withheld funds is paid based on the ceding company's return on certain of its investments, generally contains an embedded derivative feature that is not clearly and closely related to the host contract and should be bifurcated in accordance with the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." Effective October 1, 2003, the Company adopted the guidance prospectively for existing contracts and all future transactions. As permitted by SFAS No. 133, all contracts entered into prior to January 1, 1999, were grandfathered and are exempt from the provisions of SFAS No. 133 that relate to embedded derivatives. The application of Implementation Issue No. B36 had no impact on the consolidated financial position or results of operations of the Company.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 generally applies to instruments that are mandatorily redeemable, that represent obligations that will be settled with a variable number of company shares, or that represent an obligation to purchase a fixed number of company shares. For instruments within its scope, the statement requires classification as a liability with initial measurement at fair value. Subsequent measurement depends upon the certainty of the terms of the settlement (such as amount and timing) and whether the obligation will be settled by a transfer of assets or by issuance of a fixed or variable number of equity shares. The Company's adoption of SFAS No. 150, as of July 1, 2003, did not have a material effect on the Company's consolidated financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. Prior to the adoption of SFAS No. 146, such amounts were recorded upon the Company's commitment to a restructuring plan. The Company has adopted this statement for applicable transactions occurring on or after January 1, 2003.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

In November 2002, the FASB issued FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 expands existing accounting guidance and disclosure requirements for certain guarantees and requires the recognition of a liability for the fair value of certain types of guarantees issued or modified after December 31, 2002. The January 1, 2003 adoption of the Interpretation's guidance did not have a material effect on the Company's financial position.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that an intangible asset acquired either individually or with a group of other assets shall initially be recognized and measured based on fair value. An intangible asset with a finite life is amortized over its useful life to the reporting entity; an intangible asset with an indefinite useful life, including goodwill, is not amortized. All indefinite lived intangible assets shall be tested for impairment in accordance with the statement. The Company adopted SFAS No. 142 as of January 1, 2002.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 eliminated the requirement that discontinued operations be measured at net realizable value or that entities include losses that have not yet occurred. SFAS No. 144 eliminated the exception to consolidation for a subsidiary for which control is likely to be temporary. The implementation of this provision was not material to the Company's financial position. SFAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. An impairment for assets that are not to be disposed of is recognized only if the carrying amounts of long-lived assets are not recoverable and exceed their fair values. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations and cash flows that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. Consequently, certain activities included in discontinued operations in the accompanying financial statements would not have been recorded as discontinued operations prior to the adoption of SFAS No. 144. See Note 3 for additional information pertaining to discontinued operations. The Company adopted SFAS No. 144 effective January 1, 2002.

Reclassifications

Certain amounts in prior years have been reclassified to conform to the current year presentation.

3. ACQUISITIONS AND DISPOSITIONS

Acquisition of CIGNA Corporation's Retirement Business

On November 17, 2003, the Company announced that it had entered into a definitive Stock Purchase and Asset Transfer Agreement with CIGNA Corporation ("CIGNA") and certain of its affiliates, pursuant to which the Company will acquire CIGNA's retirement business. The total consideration payable in the transaction is a cash purchase price of $2.1 billion, subject to certain adjustments. The transaction is subject to various closing conditions, including, among others, state insurance and other regulatory approvals and is expected to close in the first half of 2004.

Acquisition of Skandia U.S. Inc.

On May 1, 2003, the Company acquired Skandia U.S. Inc. ("Skandia U.S."), a wholly owned subsidiary of Skandia Insurance Company Ltd. ("Skandia"). The Company purchased newly issued shares of common stock representing 90% of the outstanding common stock of Skandia U.S. and one share of a newly issued class of preferred stock (collectively the "Shares") and entered into an agreement at the date of acquisition whereby the Company had the

3. ACQUISITIONS AND DISPOSITIONS *(continued)*

right to acquire, and Skandia had the right to require the Company to acquire, the remaining 10% of outstanding common stock. This agreement was accounted for as a financing transaction until the Company purchased the remaining 10% in the third quarter of 2003. The Company's acquisition of Skandia U.S. included American Skandia, Inc. ("American Skandia"). American Skandia, through its wholly owned subsidiaries, is the largest distributor of variable annuities through independent financial planners in the U. S. and operates a mutual fund business.

Effective May 1, 2003, 100% of the assets acquired and liabilities assumed and the results of operations have been included in the Company's consolidated financial statements. The total purchase price was as follows:

	(in millions)
Purchase price paid for the Shares(a)	$ 646
Assumption of collateralized notes held by third parties	248
Purchase price for the remaining 10% equity of Skandia U.S.	165
Other payments to Skandia(b)	115
Transaction costs	10
Total purchase price(c)	$1,184

The following table represents an allocation of the purchase price to assets acquired and liabilities assumed:

	(in millions)
Total investments at market value	$ 486
Cash and cash equivalents	238
Valuation of business acquired ("VOBA")	440
Other assets at fair value	393
Separate account assets	22,311
Total assets acquired	23,868
Policyholders' account balances	(168)
Other liabilities at fair value	(205)
Separate account liabilities	(22,311)
Total liabilities assumed	(22,684)
Net assets acquired(c)	$ 1,184

(a) The proceeds were used by Skandia U.S. to retire an aggregate of $646 million of unsecured debt and collateralized notes held by Skandia.

(b) Prior to the Company's acquisition of Skandia U.S., Skandia acquired certain subsidiaries of Skandia U.S. The cash Skandia paid to Skandia U.S. for these subsidiaries has been repaid to Skandia and is considered a component of the purchase price.

(c) In May 2003, subsequent to the Company's acquisition of Skandia U.S., Skandia U.S. paid a dividend to Prudential Financial of approximately $108 million, reducing the equity of Skandia U.S. by that amount.

As described in Note 2, VOBA represents the present value of profits embedded in acquired insurance and annuity contracts and is determined based on the net present value of future cash flows expected to result from the contracts in force at the date of acquisition. For the American Skandia business, future cash flows include future positive cash flows such as fees and other charges assessed against the contract, and future negative cash flows such as costs to administer the contracts and benefit payments including payments under guaranteed minimum death benefit ("GMDB") provisions.

Certain contracts issued by American Skandia include a MVA feature that requires the Company to pay to the contract holder upon surrender the accreted value of the fund as well as a market value adjustment based on the crediting rates on the contract surrendered compared to crediting rates on newly issued contracts. As of December 31, 2003, this liability is reflected at market value, which considers the effects of unrealized gains and losses in contract value resulting from changes in crediting rates. Upon adoption of SOP 03-01 effective January 1, 2004, the Company

3. ACQUISITIONS AND DISPOSITIONS *(continued)*

will account for American Skandia's contracts containing MVA features as described previously under "New Accounting Pronouncements" and will recognize an explicit liability for the GMDB provision of its contracts. The recognition of a liability for GMDB provisions associated with the American Skandia business and the change in the liability for the MVA feature associated with the American Skandia business will result in a net decrease in VOBA of approximately $130 million, since the expected cash flows on American Skandia's business in force at the time of acquisition that corresponds to the obligations covered by SOP-03-01 were considered in establishing the initial VOBA.

As of December 31, 2003, the Company's VOBA was $489 million, principally related to the American Skandia acquisition.

The following table provides estimated future amortization of value of business acquired, net of interest, including the effect of adoption of SOP 03-01, for the periods indicated.

	VOBA Amortization
	(in millions)
2004	$ 60
2005	54
2006	48
2007	43
2008	38
2009 and thereafter	114
Total	$357

The following table presents selected unaudited pro forma financial information of the Company, assuming that the Skandia U.S. acquisition had occurred January 1, 2002, for the periods ended December 31, 2003 and 2002. This pro forma information does not purport to represent what the Company's actual results of operations would have been if the acquisition had occurred as of the dates indicated or what such results would be for any future periods.

	Years ended December 31,	
	2003	2002
	(in millions, except per share data)	
Total revenues	$28,049	$ 26,868
Income from continuing operations	1,321	386
Net income	1,277	311
Earnings per share:		
Financial Services Businesses:		
Income from continuing operations per share of Common Stock		
Basic	$ 2.10	$ 1.58
Diluted	2.08	1.58
Net income per share of Common Stock		
Basic	$ 2.02	$ 1.45
Diluted	2.00	1.45
Closed Block Business:		
Income (loss) from continuing operations per share of Class B Stock		
Basic and diluted	$ 89.50	$(264.00)
Net income (loss) per share of Class B Stock		
Basic and diluted	$ 89.50	$(264.00)

3. ACQUISITIONS AND DISPOSITIONS *(continued)*

Investment in Wachovia Securities

On July 1, 2003, the Company completed the combination of its retail securities brokerage and clearing operations with those of Wachovia Corporation ("Wachovia") to form a joint venture, Wachovia Securities Financial Holdings, LLC ("Wachovia Securities"). The Company has a 38% ownership interest in the joint venture, while Wachovia owns the remaining 62%. The transaction included certain assets and liabilities of the Company's securities brokerage operations but did not include its equity sales, trading and research operations. As part of the transaction the Company retained certain assets and liabilities related to the contributed businesses, including liabilities for certain litigation and regulatory matters. The Company accounts for its 38% ownership of the joint venture under the equity method of accounting; periods prior to July 1, 2003, continue to reflect the results of the Company's previously wholly-owned securities brokerage operations on a fully consolidated basis.

Results for the year ended December 31, 2003, include a pre-tax gain of $22 million from the combination of the businesses.

The Company recognized pre-tax equity earnings from Wachovia Securities of $56 million for the year ended December 31, 2003. The pre-tax equity earnings from Wachovia Securities are included in "Commissions and other income" within the Consolidated Statement of Operations. The Company's investment in Wachovia Securities as of December 31, 2003, was $1 billion and is included in "Other assets" in the Consolidated Statement of Financial Position.

Acquisition of Kyoei Life Insurance Company, Ltd.

In April 2001, the Company completed the acquisition of Kyoei Life Insurance Co., Ltd. ("Kyoei"), a stock life insurance company located in Japan, which has been accounted for as a purchase. Kyoei was renamed Gibraltar Life Insurance Company, Ltd. ("Gibraltar Life") by the Company concurrent with the acquisition. Gibraltar Life primarily offers individual life insurance in Japan, and its distribution is primarily through an agency force and affinity groups.

Prior to its acquisition, Gibraltar Life filed for reorganization under the Reorganization Law of Japan. The Reorganization Law, similar to Chapter 11 of the U.S. Bankruptcy Code, is intended to provide a mechanism for restructuring financially troubled companies by permitting the adjustment of the interests of creditors, shareholders and other interested parties. On April 2, 2001, the Tokyo District Court issued its official recognition order approving the Reorganization Plan. The Reorganization Plan became effective immediately upon the issuance of the recognition order, and is binding upon Gibraltar Life, its creditors, including policyholders, its former shareholders and other interested parties, whether or not they submitted claims or voted for or against the plan. The Reorganization Plan included the extinguishment of all existing stock for no consideration and the issuance of 1.0 million new shares of common stock. Also under the Reorganization Plan, Gibraltar Life was discharged from all financial indebtedness, retaining only liabilities under insurance policies and contracts, certain pension liabilities, liabilities incurred in the ordinary course of business and certain other claims. Gibraltar Life's in force insurance policies, except for group life, collective term and reinsurance policies, were restructured such that guaranteed interest rates and cash surrender values were reduced and special surrender charges imposed. Pursuant to the Reorganization Plan, on April 19, 2001 the Company contributed ¥50 billion ($395 million based on currency exchange rates at that time) in cash to Gibraltar Life's capital and on April 20, 2001 received 100% of Gibraltar Life's newly issued common stock. The Company also provided ¥98 billion ($775 million based on currency exchange rates at that time) to Gibraltar Life in the form of a subordinated loan.

In years four and eight following the recognition of the Reorganization Plan by the Tokyo District Court, a special dividend to certain Gibraltar Life policyholders will be payable based on 70% of net realized investment gains, if any,

3. ACQUISITIONS AND DISPOSITIONS *(continued)*

over the value included in the Reorganization Plan of real estate and loans, net of transaction costs and taxes. As of December 31, 2003, a liability of $882 million is included in "Policyholders' dividends" which is based on the difference between the current estimated fair values of loans and real estate at the date of the Consolidated Statements of Financial Position and the value of such assets included in the Reorganization Plan.

For purposes of inclusion in the Company's Consolidated Financial Statements, Gibraltar Life has adopted a November 30 fiscal year end; therefore, the consolidated financial statements as of December 31, 2003 and 2002, include Gibraltar Life's assets and liabilities as of November 30, 2003 and 2002, respectively, and for the years ended December 31, 2003, 2002 and 2001, respectively, include Gibraltar Life's results of operations for the periods April 2, 2001 through November 30, 2001, December 1, 2001 through November 30, 2002 and December 1, 2002 through November 30, 2003. The Company's Consolidated Financial Statements include income from continuing operations before income taxes for Gibraltar Life of $345 million, $221 million and $238 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Discontinued Operations

Results of operations of discontinued businesses, including charges upon disposition, for the years ended December 31, are as follows:

	2003	2002	2001
	(in millions)		
International securities operations (a)	$ (76)	$(69)	$(40)
Web-based workplace distribution of voluntary benefits (b)	—	(58)	(20)
Healthcare operations (c)	11	71	25
Property and casualty operations (d)	(28)	(32)	(21)
Other (e)	(13)	3	(25)
Loss from discontinued operations before income taxes	(106)	(85)	(81)
Income tax benefit	(62)	(10)	(16)
Loss from discontinued operations, net of taxes	$ (44)	$(75)	$(65)

The Company's Consolidated Statements of Financial Position include total assets and total liabilities related to discontinued businesses of $1,511 million and $1,172 million, respectively, at December 31, 2003 and $3,107 million and $2,600 million, respectively, at December 31, 2002.

(a) In the fourth quarter of 2002, the Company announced its decision to exit certain of the international securities operations of Prudential Securities Group Inc. in Europe. The exited operations include European retail transaction-oriented stockbrokerage and related activities. As a result of exiting these activities, the primary business of Prudential Securities Group Inc. in Europe is the provision of private banking and wealth management services to high net worth individuals. Institutional services in Europe are limited primarily to the sale of U.S. equities. The loss for the discontinued businesses for the year ended December 31, 2002 includes a pre-tax charge of $38 million relating primarily to severance and termination benefits and office closure costs.

In the fourth quarter of 2003, the Company determined, based upon its expected continued involvement with certain of the international securities operations of Prudential Securities Group Inc. after their sale, that those operations no longer qualified for discontinued operations treatment. As such, the results of these businesses (after tax losses of $15 million and $4 million in 2003 and 2002, respectively, and after tax income of $1 million in 2001) were reclassified to continuing operations for all periods.

(b) In the third quarter of 2002, the Company discontinued its web-based business for the workplace distribution of voluntary benefits. The loss for the year ended December 31, 2002 includes a pre-tax impairment charge of $32 million on the Company's investment in a vendor of that distribution platform, as well as a pre-tax charge of $7 million related to severance and contract termination costs.

3. ACQUISITIONS AND DISPOSITIONS *(continued)*

(c) The sale of the Company's healthcare business to Aetna was completed in 1999. The loss the Company previously recorded upon the disposal of its healthcare business was reduced in each of the years ended December 31, 2003, 2002 and 2001. The reductions were primarily the result of favorable resolution of certain legal, regulatory and contractual matters. Although the Company no longer issues or renews healthcare policies, it was required to issue and renew policies for specified periods of time after the closing date, in order to provide for uninterrupted operation and growth of the business that Aetna acquired. All such policies were 100% coinsured by Aetna. Consequently, the following amounts pertaining to the coinsurance agreement had no effect on the Company's results of operations. Ceded premiums and benefits were $(2) million and $(7) million, respectively for the year ended December 31, 2003. Ceded premiums and benefits were $27 million and $17 million, respectively for the year ended December 31, 2002. Ceded premium and benefits were $966 million and $827 million, respectively, for the year ended December 31, 2001. Reinsurance recoverable under this agreement, included in "Other assets," was $14 million at December 31, 2003 and $45 million at December 31, 2002.

(d) Includes the results of the Company's specialty automobile and work-place distribution property and casualty insurance operations, which the Company sold in 2003 and early 2004, respectively.

(e) Other includes the results of the consumer banking operations, which the Company decided to exit in the third quarter of 2003, and the retail broker-dealer operations in Tokyo which the Company decided to sell in the fourth quarter of 2002.

Charges recorded in connection with the disposals of businesses include estimates that are subject to subsequent adjustment. It is possible that such adjustments might be material to future results of operations of a particular quarterly or annual period.

Disposition of Other Property and Casualty Insurance Operations

In the fourth quarter of 2003, the Company completed the sale of its property and casualty insurance companies that operated nationally in 48 states outside of New Jersey, and the District of Columbia, to Liberty Mutual Group, as well as its New Jersey property and casualty insurance companies to Palisades Group. Results of these businesses are included in "Income (loss) from continuing operations before income taxes" for all periods. For the year ended December 31, 2003, the Company recognized a loss on disposition of $491 million ($319 million after taxes), recorded within "Loss from disposition of property and casualty insurance operations," which also includes management's best estimate of the cost of retained liabilities, including litigation pertaining to events before the closing and the estimated value of indemnification coverage provided in connection with potential adverse claim experience and a $57 million abandonment and impairment loss recorded in connection with certain long-lived assets.

4. INVESTMENTS

Fixed Maturities and Equity Securities

The following tables provide information relating to fixed maturities and equity securities (excluding trading account assets) at December 31,

	2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in millions)			
Fixed maturities available for sale				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 7,023	$ 439	$ 30	$ 7,432
Obligations of U.S. states and their political subdivisions	1,815	178	8	1,985
Foreign government bonds	24,167	1,072	91	25,148
Corporate securities	84,443	6,412	331	90,524
Mortgage-backed securities	3,745	116	7	3,854
Total fixed maturities available for sale	$121,193	$8,217	$467	$128,943
Equity securities available for sale	$ 2,799	$ 691	$ 89	$ 3,401

4. INVESTMENTS *(continued)*

	2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in millions)			
Fixed maturities held to maturity				
Foreign government bonds	$ 163	$ 2	$ 3	$ 162
Corporate securities	312	12	—	324
Mortgage-backed securities	2,593	28	23	2,598
Total fixed maturities held to maturity	$ 3,068	$ 42	$ 26	$ 3,084

	2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in millions)			
Fixed maturities available for sale				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 8,323	$ 670	$ 7	$ 8,986
Obligations of U.S. states and their political subdivisions	1,962	213	1	2,174
Foreign government bonds	21,158	1,317	3	22,472
Corporate securities	78,845	5,729	609	83,965
Mortgage-backed securities	7,581	288	3	7,866
Total fixed maturities available for sale	$117,869	$8,217	$623	$125,463
Equity securities available for sale	$ 2,849	$ 188	$230	$ 2,807

	2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in millions)			
Fixed maturities held to maturity				
Obligations of U.S. states and their political subdivisions	$ 3	$ —	$—	$ 3
Foreign government bonds	103	3	—	106
Corporate securities	274	7	4	277
Mortgage-backed securities	2,232	58	3	2,287
Total fixed maturities held to maturity	$ 2,612	$ 68	$ 7	$ 2,673

The amortized cost and estimated fair value of fixed maturities by contractual maturities at December 31, 2003, is as follows:

	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(in millions)		(in millions)	
Due in one year or less	$ 6,187	$ 6,273	$ 48	$ 49
Due after one year through five years	33,224	34,881	116	121
Due after five years through ten years	37,943	40,423	49	53
Due after ten years	40,094	43,512	262	263
Mortgage-backed securities	3,745	3,854	2,593	2,598
Total	$121,193	$128,943	$3,068	$3,084

Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations.

4. INVESTMENTS *(continued)*

The following table depicts the source of fixed maturity proceeds and related gross gains/(losses) on trades and prepayments and losses on impairments of both fixed maturities and equity securities:

	2003	2002	2001
		(in millions)	
Fixed maturities – available for sale:			
Proceeds from sales	$34,489	$47,341	$84,629
Proceeds from maturities/repayments	12,106	13,188	13,521
Gross investment gains from sales and prepayments	933	1,276	1,270
Gross investment losses from sales	(307)	(1,301)	(1,136)
Fixed maturities – held to maturity:			
Proceeds from maturities/repayments	$ 1,418	$ 418	$ 139
Gross investment gains from prepayments	—	—	—
Fixed maturity and equity security impairments:			
Write-downs for impairments of fixed maturities	$ (389)	$ (687)	$ (777)
Write-downs for impairments of equity securities	(160)	(309)	(239)

Due to the adoption of SFAS No. 133, on January 1, 2001, the aggregate amortized cost of "held to maturity" securities transferred to the "available for sale" portfolio was $11,937 million. Unrealized investment gains of $94 million, net of tax, were recorded in "Accumulated other comprehensive income (loss)" at the time of the transfer in 2001.

Commercial Loans

The Company's commercial loans are as follows at December 31,

	2003		2002	
	Amount (in millions)	% of Total	Amount (in millions)	% of Total
Collateralized loans by property type				
Office buildings	$ 3,355	18.8%	$ 3,334	18.9%
Retail stores	1,739	9.8%	1,992	11.3%
Residential properties	2,058	11.5%	2,137	12.1%
Apartment complexes	4,642	26.1%	4,413	25.0%
Industrial buildings	3,379	19.0%	3,099	17.6%
Agricultural properties	1,864	10.5%	1,864	10.6%
Other	764	4.3%	800	4.5%
Subtotal of collateralized loans	17,801	100.0%	17,639	100.0%
Valuation allowance	(160)		(198)	
Total collateralized loans	17,641		17,441	
Uncollateralized loans				
Uncollateralized loans	2,160		2,258	
Valuation allowance	(332)		(298)	
Total uncollateralized loans	1,828		1,960	
Net carrying value	$19,469		$19,401	

4. INVESTMENTS *(continued)*

The commercial loans are geographically dispersed throughout the United States, Canada and Asia with the largest concentrations in California (22.2%) and Asia (15.1%) at December 31, 2003.

Activity in the allowance for losses for all commercial loans, for the years ended December 31, is summarized as follows:

	2003	2002	2001
	(in millions)		
Allowance for losses, beginning of year	$496	$550	$ 240
Allowance on loans acquired from Gibraltar Life	—	—	739
Release of allowance for losses	(34)	(33)	(22)
Charge-offs, net of recoveries	(7)	(39)	(414)
Change in foreign exchange	37	18	7
Allowance for losses, end of year	$492	$496	$ 550

Non-performing commercial loans identified in management's specific review of probable loan losses and the related allowance for losses at December 31, are as follows:

	2003	2002
	(in millions)	
Non-performing commercial loans with allowance for losses	$ 369	$ 379
Non-performing commercial loans with no allowance for losses	120	182
Allowance for losses, end of year	(318)	(282)
Net carrying value of non-performing commercial loans	$ 171	$ 279

Non-performing commercial loans with no allowance for losses are loans in which the fair value of the collateral or the net present value of the loans' expected future cash flows equals or exceeds the recorded investment. The average recorded investment in non-performing loans before allowance for losses was $542 million, $631 million and $1,338 million for 2003, 2002 and 2001, respectively. Net investment income recognized on these loans totaled $14 million, $27 million and $36 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Other Long-term Investments

"Other long-term investments" are comprised as follows:

	2003	2002
	(in millions)	
Joint venture and limited partnerships:		
Real estate related	$ 368	$ 685
Non real estate related	1,245	1,120
Total joint venture and limited partnerships	1,613	1,805
Real estate held through direct ownership	1,204	1,217
Separate accounts	1,273	1,051
Other	1,519	1,335
Total other long-term investments	$5,609	$5,408

4. INVESTMENTS *(continued)*

Equity Method Investments

Summarized combined financial information for joint ventures and limited partnership interests accounted for under the equity method, including our investment in Wachovia Securities, in which the Company has an investment of $10 million or greater and an equity interest of 10% or greater, is as follows:

	At December 31, 2003	At December 31, 2002
	(in millions)	
STATEMENTS OF FINANCIAL POSITION		
Investments in real estate	$ 2,540	$2,179
Investments in securities	15,788	2,958
Cash and cash equivalents	751	132
Other assets	12,726	76
Total assets	$31,805	$5,345
Borrowed funds-third party	$17,604	$ 645
Borrowed funds-Prudential Financial	460	—
Other liabilities	6,174	561
Total liabilities	24,238	1,206
Partners' capital	7,567	4,139
Total liabilities and partners' capital	$31,805	$5,345
Equity in partners' capital included above	$ 2,486	$1,273
Equity in limited partnership interests not included above	548	532
Carrying value	$ 3,034	$1,805

	Years ended December 31, 2003	2002	2001
	(in millions)		
STATEMENTS OF OPERATIONS			
Income from real estate investments	$ 313	$ 140	$ 246
Income from securities investments	2,693	140	142
Interest expense-third party	(162)	(63)	(31)
Other expenses	(2,293)	(159)	(251)
Net earnings	$ 551	$ 58	$ 106
Equity in net earnings included above	$ 141	$ 12	$ 37
Equity in net earnings of limited partnership interests not included above	60	16	48
Total equity in net earnings	$ 201	$ 28	$ 85

4. INVESTMENTS *(continued)*

Net Investment Income

Net investment income for the years ended December 31, was from the following sources:

	2003	2002	2001
		(in millions)	
Fixed maturities available for sale	$6,308	$6,344	$ 6,778
Fixed maturities held to maturity	117	80	12
Trading account assets	66	135	294
Equity securities available for sale	54	73	45
Commercial loans	1,368	1,416	1,407
Policy loans	497	529	522
Broker-dealer related receivables	95	259	497
Short-term investments and cash equivalents	182	312	451
Other investment income	541	370	432
Gross investment income	9,228	9,518	10,438
Less investment expenses	(547)	(699)	(1,351)
Net investment income	$8,681	$8,819	$ 9,087

Based on the carrying value, assets categorized as "non-income producing" at December 31, 2003 included in fixed maturities, commercial loans and other long-term investments totaled $72 million, $28 million and $30 million, respectively.

Realized Investment Gains (Losses), Net

Realized investment gains (losses), net, for the years ended December 31, were from the following sources:

	2003	2002	2001
		(in millions)	
Fixed maturities	$ 238	$ (720)	$(717)
Equity securities available for sale	(10)	(335)	(236)
Commercial loans	81	48	—
Investment real estate	(22)	(7)	44
Joint ventures and limited partnerships	65	24	—
Derivatives	(167)	(400)	226
Other	85	25	9
Realized investment gains (losses), net	$ 270	$(1,365)	$(674)

4. INVESTMENTS *(continued)*

Net Unrealized Investment Gains (Losses)

Net unrealized investment gains and losses on securities available for sale and certain other long-term investments are included in the Consolidated Statements of Financial Position as a component of "Accumulated other comprehensive income (loss)." Changes in these amounts include reclassification adjustments to exclude from "Other comprehensive income (loss)" those items that are included as part of "Net income" for a period that had been part of "Other comprehensive income (loss)" in earlier periods. The amounts for the years ended December 31, are as follows:

	Unrealized Gains (Losses) On Investments	Deferred Policy Acquisition Costs	Future Policy Benefits	Policyholders' Dividends	Deferred Income Tax (Liability) Benefit	Accumulated Other Comprehensive Income (Loss) Related To Net Unrealized Investment Gains (Losses)
				(in millions)		
Balance, December 31, 2000	$ 731	$ (50)	$ (104)	$ —	$ (218)	$ 359
Net investment gains (losses) on investments arising during the period	781	—	—	—	(293)	488
Reclassification adjustment for (gains) losses included in net income	860	—	—	—	(323)	537
Impact of net unrealized investment (gains) losses on deferred policy acquisition costs	—	(270)	—	—	97	(173)
Impact of net unrealized investment (gains) losses on future policy benefits	—	—	27	—	(10)	17
Balance, December 31, 2001	2,372	(320)	(77)	—	(747)	1,228
Net investment gains (losses) on investments arising during the period	4,019	—	—	—	(1,434)	2,585
Reclassification adjustment for (gains) losses included in net income	1,055	—	—	—	(376)	679
Impact of net unrealized investment (gains) losses on deferred policy acquisition costs	—	(216)	—	—	78	(138)
Impact of net unrealized investment (gains) losses on future policy benefits	—	—	(769)	—	276	(493)
Impact of net unrealized investment (gains) losses on policyholders' dividends	—	—	—	(1,606)	579	(1,027)
Balance, December 31, 2002	7,446	(536)	(846)	(1,606)	(1,624)	2,834
Net investment gains (losses) on investments arising during the period	1,164	—	—	—	(439)	725
Reclassification adjustment for (gains) losses included in net income	(368)	—	—	—	139	(229)
Impact of net unrealized investment (gains) losses on deferred policy acquisition costs	—	103	—	—	(37)	66
Impact of net unrealized investment (gains) losses on future policy benefits	—	—	(446)	—	161	(285)
Impact of net unrealized investment (gains) losses on policyholders' dividends	—	—	—	(837)	301	(536)
Balance, December 31, 2003	$8,242	$(433)	$(1,292)	$(2,443)	$(1,499)	$ 2,575

4. INVESTMENTS *(continued)*

The table below presents unrealized gains (losses) on investments by asset class at December 31,

	2003	2002	2001
		(in millions)	
Fixed maturities	$7,750	$7,594	$2,478
Equity securities	602	(42)	20
Other investments	(110)	(106)	(126)
Unrealized gains on investments	$8,242	$7,446	$2,372

Duration of Gross Unrealized Loss Positions for Fixed Maturities

The following table shows the fair value and gross unrealized losses aggregated by investment category and length of time that individual fixed maturity securities have been in a continuous unrealized loss position, as of December 31, 2003:

	Less than twelve months		Twelve months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(in millions)			
Fixed maturities[1]						
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 1,642	$ 34	$ —	$—	$ 1,642	$ 34
Obligations of U.S. states and their political subdivisions	235	8	3	—	238	8
Foreign government bonds	2,703	91	54	2	2,757	93
Corporate securities	8,802	250	1,498	79	10,300	329
Mortgage-backed securities	2,309	29	—	—	2,309	29
Total	$15,691	$412	$1,555	$81	$17,246	$493

(1) Includes $1,617 million of fair value and $26 million of gross unrealized losses at December 31, 2003 on securities classified as held to maturity, which are not reflected in accumulated other comprehensive income.

As of December 31, 2003, gross unrealized losses on fixed maturities totaled $493 million comprising 1,023 issuers. Of this amount, there was $412 million in less than twelve months category comprising 922 issuers and $81 million in the greater than twelve months category comprising 101 issuers. The $493 million of gross unrealized losses is comprised of $396 million related to investment grade securities and $97 million related to below investment grade securities. Approximately $39 million of the total gross unrealized losses represented declines in value of greater than 20%, none of which had been in that position for a period of twelve months or more, and substantially all of which were less than six months old. The $81 million of gross unrealized losses of twelve months or more were concentrated in the retail, finance and manufacturing sectors and there were no individual issuers with gross unrealized losses greater than $10 million. Based on a review of the above information in conjunction with other factors as outlined in the policy surrounding other than temporary impairments (see Note 2), the Company has concluded that an adjustment for other than temporary impairments is not warranted at December 31, 2003.

4. INVESTMENTS *(continued)*

Duration of Gross Unrealized Loss Positions for Equity Securities

The following table shows the fair value and gross unrealized losses aggregated by length of time that individual equity securities have been in a continuous unrealized loss position, as of December 31, 2003:

	Less than twelve months		Twelve months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(in millions)			
Equity securities available for sale	$548	$65	$123	$24	$671	$89

As of December 31, 2003, gross unrealized losses on equity securities totaled $89 million comprising 1,474 issuers. Of this amount, there were $65 million in less than twelve months category comprising 1,043 issuers and $24 million in the greater than twelve months category comprising 431 issuers. Approximately $8 million of the total gross unrealized losses represented declines of greater than 20%, substantially all of which was less than six months old. There were no individual issuers comprising more than $5 million of the $24 million of gross unrealized losses in the greater than twelve months category. Based on a review of the above information in conjunction with other factors outlined in the policy surrounding other than temporary impairments (see Note 2), the Company has concluded that an adjustment for other than temporary impairments is not warranted at December 31, 2003.

Securities Pledged, Restricted Assets and Special Deposits

The Company pledges investment securities it owns to unaffiliated parties through certain transactions, including securities lending, securities sold under agreements to repurchase and futures contracts. At December 31, the carrying value of investments pledged to third parties as reported in the Consolidated Statements of Financial Position included the following:

	2003	2002
	(in millions)	
Fixed maturities available for sale	$13,537	$15,600
Trading account assets	1,927	1,799
Separate account assets	3,196	2,496
Total securities pledged	$18,660	$19,895

In the normal course of its business activities, the Company accepts collateral that can be sold or repledged. The primary sources of this collateral are securities in customer accounts, securities purchased under agreements to resell and securities borrowed transactions. The fair value of this collateral was approximately $1,628 million and $13,488 million at December 31, 2003 and 2002, respectively, of which $1,478 million in 2003 and $9,288 million in 2002 had either been sold or repledged.

Assets of $419 million and $399 million at December 31, 2003 and 2002, respectively, were on deposit with governmental authorities or trustees as required by certain insurance laws. Additionally, assets valued at $601 million and $789 million at December 31, 2003 and 2002, respectively, were held in voluntary trusts established primarily to fund guaranteed dividends to certain policyholders and to fund certain employee benefits. Assets valued at $73 million and $424 million at December 31, 2003 and 2002, respectively, were pledged as collateral for bank loans and other financing agreements. Letter stock or other securities restricted as to sale amounted to $11 million and $25 million at December 31, 2003 and 2002, respectively. Restricted cash and securities of $1,908 million and $1,869 million at December 31, 2003 and 2002, respectively, were included in "Other assets." The restricted cash represents funds deposited by clients and funds accruing to clients as a result of trades or contracts.

5. DEFERRED POLICY ACQUISITION COSTS

The balances of and changes in deferred policy acquisition costs as of and for the years ended December 31, are as follows:

	2003	2002	2001
	(in millions)		
Balance, beginning of year	$7,031	$ 6,868	$ 7,063
Capitalization of commissions, sales and issue expenses	1,584	1,478	1,385
Amortization	(978)	(1,267)	(1,126)
Change in unrealized investment gains and losses	103	(216)	(270)
Foreign currency translation	204	168	(184)
Disposition of subsidiaries	(118)	—	—
Balance, end of year	$7,826	$ 7,031	$ 6,868

6. GOODWILL AND OTHER INTANGIBLES

The Company adopted SFAS No. 142 as of January 1, 2002. The Company ceased the amortization of goodwill as of that date and determined that the implementation of the standard's transition provisions did not result in an impairment loss as of the adoption date. Net loss would have been approximately $133 million for the year ended December 31, 2001, had the provisions of the new standard been applied as of January 1, 2001. Goodwill amortization amounted to $21 million for the year ended December 31, 2001. The changes in the book value of goodwill by segment, are as follows:

	Year Ended December 31, 2003					
	Balance at January 1	Acquisitions	Impairment Charge	Disposal of Reporting Unit	Other[(a)]	Balance at December 31
	(in millions)					
Investment Management	$135	$ —	$ —	$ —	$ 7	$142
International Insurance	—	14	—	—	—	14
International Investments	161	3	—	—	(7)	157
Corporate and Other	121	1	—	—	—	122
Total	$417	$ 18	$ —	$ —	$ —	$435

	Year Ended December 31, 2002					
	Balance at January 1	Acquisitions	Impairment Charge	Disposal of Reporting Unit	Other	Balance at December 31
	(in millions)					
Investment Management	$ 50	$ 85	$ —	$ —	$ —	$135
Other Asset Management	4	—	—	(4)	—	—
International Investments	119	45	(3)	—	—	161
Corporate and Other	152	2	(33)	—	—	121
Total	$325	$132	$ (36)	$ (4)	$ —	$417

(a) Other represents foreign currency translation and purchase price adjustments.

The Company tests goodwill for impairment annually as of December 31 and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The December 31, 2003 annual impairment test resulted in no impairments. As a result of the December 31,

6. GOODWILL AND OTHER INTANGIBLES *(continued)*

2002 annual impairment test, the Company determined that the goodwill related to its Property and Casualty Insurance business, included in Corporate and Other above, was impaired. Accordingly, the Company recorded an impairment charge of $33 million representing the entire carrying amount of the business's goodwill.

At December 31, 2003, the gross carrying amount and accumulated amortization for the Company's other intangibles amounted to $336 million and $133 million, respectively, and at December 31, 2002, $319 million and $99 million, respectively. Other intangibles consist primarily of mortgage servicing rights and customer relationships related to the Investment Management segment. At December 31, 2003 and 2002, mortgage servicing rights, including both purchased and originated servicing rights, were $122 million and $124 million, respectively, and customer relationships were $72 million and $77 million, respectively. Amortization expense for other intangibles was $35 million, $27 million and $21 million for the years ended December 31, 2003, 2002 and 2001, respectively. Amortization expense for other intangibles currently owned by the Company is expected to be approximately $30 million for each of the next five years.

7. POLICYHOLDERS' LIABILITIES

Future Policy Benefits

Future policy benefits at December 31, are as follows:

	2003	2002
	(in millions)	
Life insurance	$78,927	$74,438
Annuities	15,504	15,052
Other contract liabilities	414	970
Total future policy benefits	$94,845	$90,460

The Company's individual participating insurance is included within the Closed Block Business. Participating insurance represented 30% and 34% of domestic individual life insurance in force at December 31, 2003 and 2002, respectively, and 92%, 91% and 92% of domestic individual life insurance premiums for 2003, 2002 and 2001, respectively.

Life insurance liabilities include reserves for death and endowment policy benefits, terminal dividends and certain health benefits. Annuity liabilities include reserves for life contingent immediate annuities and life contingent group annuities. Other contract liabilities primarily consist of unearned premium and benefit reserves for group health products and, for periods prior to December 31, 2003, property and casualty insurance.

Future policy benefits for individual participating traditional life insurance are based on the net level premium method, calculated using the guaranteed mortality and nonforfeiture interest rates which range from 2.5% to 9.5%; less than 1% of the reserves are based on an interest rate in excess of 8%.

Future policy benefits for individual non-participating traditional life insurance policies, group and individual long-term care policies and individual health insurance policies are equal to the aggregate of (1) the present value of future benefit payments and related expenses, less the present value of future net premiums, and (2) premium deficiency reserves. Assumptions as to mortality, morbidity and persistency are based on the Company's experience when the basis of the reserve is established. Interest rates used for the aggregate reserves range from 1.4% to 14%; less than 1% of the reserves are based on an interest rate in excess of 8%.

7. POLICYHOLDERS' LIABILITIES *(continued)*

Future policy benefits for individual and group annuities are equal to the aggregate of (1) the present value of expected future payments on the basis of actuarial assumptions established at issue, and (2) premium deficiency reserves. Assumptions as to mortality are based on the Company's experience when the basis of the reserve is established. The interest rates used in the determination of the aggregate reserves range from 1.8% to 14.8%; less than 2% of the reserves are based on an interest rate in excess of 8%.

Future policy benefits for other contract liabilities are generally equal to the present value of expected future payments based on the Company's experience (except for certain group insurance coverages for which future policy benefits are equal to gross unearned premium reserves). The interest rates used in the determination of the aggregate reserves range from 2.5% to 9.3%; less than 3% of the reserves are based on an interest rate in excess of 8%.

Premium deficiency reserves are established, if necessary, when the liability for future policy benefits plus the present value of expected future gross premiums are determined to be insufficient to provide for expected future policy benefits and expenses and to recover any unamortized policy acquisition costs. Premium deficiency reserves have been recorded for the group single premium annuity business, which consists of limited-payment, long-duration traditional and non-participating annuities; structured settlements and single premium immediate annuities with life contingencies; and for certain individual health policies. Liabilities of $2,830 million and $2,457 million are included in "Future policy benefits" with respect to these deficiencies at December 31, 2003 and 2002, respectively.

Policyholders' Account Balances

Policyholders' account balances at December 31, are as follows:

	2003	2002
	(in millions)	
Individual annuities	$ 9,565	$ 8,497
Group annuities	4,046	3,911
Guaranteed investment contracts and guaranteed interest accounts	13,951	13,698
Funding agreements	1,451	284
Interest-sensitive life contracts	8,400	7,584
Dividend accumulations and other	12,278	12,306
Policyholders' account balances	$49,691	$46,280

Policyholders' account balances for interest-sensitive life and investment-type contracts represent an accumulation of account deposits plus credited interest less withdrawals, expenses and mortality charges, if applicable. Included in funding agreements at December 31, 2003, are $1,052 million of medium-term notes of consolidated trust entities secured by funding agreements purchased with the proceeds of such notes. The interest rates associated with such notes range from 1.3% to 3.9%. Interest crediting rates range from 0.5% to 9.5% for interest-sensitive life contracts and from 0.0% to 13.8% for investment-type contracts. Less than 3% of policyholders' account balances have interest crediting rates in excess of 8%.

7. POLICYHOLDERS' LIABILITIES *(continued)*

Unpaid Claims and Claim Adjustment Expenses

The following table provides a reconciliation of the activity in the liability for unpaid claims and claim adjustment expenses for property and casualty insurance and accident and health insurance at December 31:

	2003		2002		2001	
	Accident and Health	Property and Casualty	Accident and Health	Property and Casualty	Accident and Health	Property and Casualty
	(in millions)					
Balance at January 1	$1,567	$ 1,861	$1,655	$1,753	$1,701	$1,848
Less reinsurance recoverables, net	24	598	129	671	246	608
Net balance at January 1	1,543	1,263	1,526	1,082	1,455	1,240
Incurred related to:						
Current year	634	1,184	627	1,615	632	1,440
Prior years	33	(22)	(32)	(15)	(45)	(113)
Total incurred	667	1,162	595	1,600	587	1,327
Paid related to:						
Current year	237	706	237	967	219	932
Prior years	361	297	341	452	312	553
Total paid	598	1,003	578	1,419	531	1,485
Acquisitions (dispositions)	—	(1,364)	—	—	15	—
Net balance at December 31	1,612	58	1,543	1,263	1,526	1,082
Plus reinsurance recoverables, net	17	—	24	598	129	671
Balance at December 31	$1,629	$ 58	$1,567	$1,861	$1,655	$1,753

The property and casualty reinsurance recoverable balance related to unpaid claims at December 31, 2003, 2002 and 2001 includes $0 million, $151 million and $165 million, respectively, attributable to the Company's discontinued property and casualty businesses. The accident and health reinsurance recoverable balance related to unpaid claims at December 31, 2003, 2002 and 2001 includes $1 million, $9 million and $117 million, respectively, attributable to the Company's discontinued healthcare business.

The unpaid claims and claim adjustment expenses presented above include estimates for liabilities associated with reported claims and for incurred but not reported claims based, in part, on the Company's experience. Changes in the estimated cost to settle unpaid claims are charged or credited to the Consolidated Statements of Operations periodically as the estimates are revised. Accident and health unpaid claims liabilities are discounted using interest rates ranging from 3.5% to 7.5%.

The amounts incurred for claims and claim adjustment expenses for property and casualty that related to prior years were primarily driven by lower than anticipated losses for the auto line of business and prior period reserve releases related to mold claims in 2003 and group personal catastrophe coverage in 2002. The amounts incurred for claims and claim adjustment expenses for accident and health in 2003 that related to prior years were primarily due to required interest somewhat offset by long-term disability claim termination experience, and long-term disability claim termination experience for 2002 and 2001.

8. CLOSED BLOCK

On the date of demutualization, Prudential Insurance established a Closed Block for certain individual life insurance policies and annuities issued by Prudential Insurance in the United States. The Closed Block forms the principal component of the Closed Block Business. For a discussion of the Closed Block Business see Note 19. The

8. CLOSED BLOCK *(continued)*

Company established a separate closed block for participating individual life insurance policies issued by the Canadian branch of Prudential Insurance. Due to the substantially smaller number of outstanding Canadian policies, this separate closed block is insignificant in size and is not included in the information presented below.

The policies included in the Closed Block are specified individual life insurance policies and individual annuity contracts that were in force on the effective date of the Plan of Reorganization and for which Prudential Insurance is currently paying or expects to pay experience-based policy dividends. Assets have been allocated to the Closed Block in an amount that has been determined to produce cash flows which, together with revenues from policies included in the Closed Block, are expected to be sufficient to support obligations and liabilities relating to these policies, including provision for payment of benefits, certain expenses, and taxes and to provide for continuation of the policyholder dividend scales in effect in 2000, assuming experience underlying such scales continues. To the extent that, over time, cash flows from the assets allocated to the Closed Block and claims and other experience related to the Closed Block are, in the aggregate, more or less favorable than what was assumed when the Closed Block was established, total dividends paid to Closed Block policyholders in the future may be greater than or less than the total dividends that would have been paid to these policyholders if the policyholder dividend scales in effect in 2000 had been continued. Any cash flows in excess of amounts assumed will be available for distribution over time to Closed Block policyholders and will not be available to stockholders. If the Closed Block has insufficient funds to make guaranteed policy benefit payments, such payments will be made from assets outside of the Closed Block. The Closed Block will continue in effect as long as any policy in the Closed Block remains in force unless, with the consent of the New Jersey insurance regulator, it is terminated earlier.

The recorded assets and liabilities were allocated to the Closed Block at their historical carrying amounts.

The excess of Closed Block Liabilities over Closed Block Assets at the date of the demutualization (adjusted to eliminate the impact of related amounts in "Accumulated other comprehensive income (loss)") represented the estimated maximum future earnings at that date from the Closed Block expected to result from operations attributed to the Closed Block after income taxes. In establishing the Closed Block, the Company developed an actuarial calculation of the timing of such maximum future earnings. If actual cumulative earnings of the Closed Block from inception through the end of any given period are greater than the expected cumulative earnings, only the expected earnings will be recognized in income. Any excess of actual cumulative earnings over expected cumulative earnings will represent undistributed accumulated earnings attributable to policyholders, which are recorded as a policyholder dividend obligation. The policyholder dividend obligation represents amounts to be paid to Closed Block policyholders as an additional policyholder dividend unless otherwise offset by future Closed Block performance that is less favorable than originally expected. If the actual cumulative earnings of the Closed Block from its inception through the end of any given period are less than the expected cumulative earnings of the Closed Block, the Company will recognize only the actual earnings in income. However, the Company may reduce policyholder dividend scales in the future, which would be intended to increase future actual earnings until the actual cumulative earnings equaled the expected cumulative earnings. As of December 31, 2003, the Company has not recognized a policyholder dividend obligation for the excess of actual cumulative earnings over the expected cumulative earnings. However, net unrealized investment gains that have arisen subsequent to the establishment of the Closed Block have been reflected as policyholder dividend obligations of $2,443 million and $1,606 million at December 31, 2003 and 2002, respectively, to be paid to Closed Block policyholders unless otherwise offset by future experience, with an offsetting amount reported in "Accumulated other comprehensive income (loss)."

On December 11, 2002 and November 13, 2001, Prudential Insurance's Board of Directors acted to reduce dividends, effective January 1, 2003 and 2002, respectively, on Closed Block policies to reflect unfavorable investment

8. CLOSED BLOCK *(continued)*

experience that had emerged since July 1, 2000, the date the Closed Block was originally funded. These actions resulted in a $56 million reduction of the liability for policyholder dividends recognized in the year ended December 31, 2002.

Closed Block Liabilities and Assets designated to the Closed Block at December 31, as well as maximum future earnings to be recognized from Closed Block Liabilities and Closed Block Assets, are as follows:

	2003	2002
	(in millions)	
Closed Block Liabilities		
Future policy benefits	$48,842	$48,247
Policyholders' dividends payable	1,168	1,151
Policyholder dividend obligation	2,443	1,606
Policyholders' account balances	5,523	5,481
Other Closed Block liabilities	7,222	9,760
Total Closed Block Liabilities	65,198	66,245
Closed Block Assets		
Fixed maturities, available for sale, at fair value	40,517	42,402
Equity securities, available for sale, at fair value	2,282	1,521
Commercial loans	6,423	6,457
Policy loans	5,543	5,681
Other long-term investments	983	1,008
Short-term investments	3,361	2,374
Total investments	59,109	59,443
Cash and cash equivalents	2,075	2,526
Accrued investment income	693	715
Other Closed Block assets	323	528
Total Closed Block Assets	62,200	63,212
Excess of reported Closed Block Liabilities over Closed Block Assets	2,998	3,033
Portion of above representing accumulated other comprehensive income:		
Net unrealized investment gains	3,415	2,720
Allocated to policyholder dividend obligation	(2,443)	(1,606)
Future earnings to be recognized from Closed Block Assets and Closed Block Liabilities	$ 3,970	$ 4,147

Information regarding the policyholder dividend obligation is as follows:

	2003	2002
	(in millions)	
Balance, January 1	$1,606	$ —
Impact on income before gains allocable to policyholder dividend obligation	—	—
Net investment gains	—	—
Unrealized investment gains	837	1,606
Balance, December 31	$2,443	$1,606

8. CLOSED BLOCK *(continued)*

Closed Block revenues and benefits and expenses for the years ended December 31, 2003 and 2002, and the period from the date of demutualization through December 31, 2001 were as follows:

	2003	2002	December 18, 2001 through December 31, 2001
	(in millions)		
Revenues			
Premiums	$3,860	$4,022	$293
Net investment income	3,326	3,333	129
Realized investment gains (losses), net	430	(521)	24
Other income	64	68	3
Total Closed Block revenues	7,680	6,902	449
Benefits and Expenses			
Policyholders' benefits	4,174	4,310	288
Interest credited to policyholders' account balances	139	139	5
Dividends to policyholders	2,452	2,506	100
General and administrative expenses	759	801	33
Total Closed Block benefits and expenses	7,524	7,756	426
Closed Block revenues, net of Closed Block benefits and expenses, before income taxes	156	(854)	23
Income tax expense (benefit)	(21)	(147)	2
Closed Block revenues, net of Closed Block benefits and expenses and income taxes	$ 177	$ (707)	$ 21

9. REINSURANCE

The Company participates in reinsurance in order to provide additional capacity for future growth and limit the maximum net loss potential arising from large risks. Life reinsurance is accomplished through various plans of reinsurance, primarily yearly renewable term and coinsurance. Prior to the sale of the Company's property and casualty insurance businesses, property and casualty reinsurance was placed on a pro-rata basis and excess of loss, including stop-loss, basis. Reinsurance ceded arrangements do not discharge the Company as the primary insurer. Ceded balances would represent a liability of the Company in the event the reinsurers were unable to meet their obligations to the Company under the terms of the reinsurance agreements. Reinsurance premiums, commissions, expense reimbursements, benefits and reserves related to reinsured long-duration contracts are accounted for over the life of the underlying reinsured contracts using assumptions consistent with those used to account for the underlying contracts. The cost of reinsurance related to short-duration contracts is accounted for over the reinsurance contract period. Amounts recoverable from reinsurers, for both short and long-duration reinsurance arrangements, are estimated in a manner consistent with the claim liabilities and policy benefits associated with the reinsured policies.

The tables presented below exclude amounts pertaining to the Company's discontinued operations.

Reinsurance amounts included in the Consolidated Statements of Operations for the years ended December 31, were as follows:

	2003	2002	2001
		(in millions)	
Direct premiums	$13,968	$13,731	$12,498
Reinsurance assumed	133	103	84
Reinsurance ceded	(868)	(781)	(678)
Premiums	$13,233	$13,053	$11,904
Policyholders' benefits ceded	$ 840	$ 798	$ 823

9. REINSURANCE *(continued)*

Reinsurance recoverables, included in "Other assets" at December 31, are as follows:

	2003	2002
	(in millions)	
Life insurance	$521	$ 604
Property and casualty	—	457
Other reinsurance	66	71
Total reinsurance recoverable	$587	$1,132

Three major reinsurance companies account for approximately 65% of the reinsurance recoverable at December 31, 2003. The Company periodically reviews the financial condition of its reinsurers and amounts recoverable therefrom in order to minimize its exposure to loss from reinsurer insolvencies, recording an allowance when necessary for uncollectible reinsurance.

10. SHORT-TERM AND LONG-TERM DEBT

Short-term Debt

Short-term debt at December 31, is as follows:

	2003	2002
	(in millions)	
Commercial paper	$3,258	$1,265
Notes payable	1,027	1,566
Current portion of long-term debt	454	638
Total short-term debt	$4,739	$3,469

The weighted average interest rate on outstanding short-term debt, excluding the current portion of long-term debt, was approximately 1.1% and 1.6% at December 31, 2003 and 2002, respectively.

At December 31, 2003, the Company had $2,566 million in committed lines of credit from numerous financial institutions, all of which were unused. These lines of credit generally have terms ranging from one to five years.

The Company issues commercial paper primarily to manage operating cash flows and existing commitments, to meet working capital needs and to take advantage of current investment opportunities. At December 31, 2003 and 2002, a portion of commercial paper borrowings were supported by $2,500 million of the Company's existing lines of credit. At December 31, 2003 and 2002, the weighted average maturity of commercial paper outstanding was 18 and 19 days, respectively.

10. SHORT-TERM AND LONG-TERM DEBT *(continued)*

Long-term Debt

Long-term debt at December 31, is as follows:

Description	Maturity Dates	Rate	2003	2002
			(in millions)	
Prudential Holdings, LLC notes (the "IHC debt")				
Series A	2017(a)	(c)	$ 333	$ 333
Series B	2023(a)	7.245%	777	777
Series C	2023(a)	8.695%	640	640
Fixed rate notes				
U.S. Dollar	2006-2035(b)	3.75%-15.00%	3,169	1,131
Japanese Yen	2010	(d)	—	384
Floating rate notes ("FRNs")				
U.S. Dollar	2004-2035	(e)	—	785
Japanese Yen	2005-2010	(f)	—	17
Surplus notes	2007-2025	(g)	691	690
Total long-term debt			$5,610	$4,757

(a) Annual scheduled repayments of principal for the Series A and Series C notes begin in 2013. Annual scheduled repayments of principal for the Series B notes begin in 2018.

(b) U.S. Dollar fixed rate notes at December 31, 2003 include $711 million related to the issuance of equity security units. See Note 11 for more details regarding equity security units.

(c) The interest rate on the Series A notes is a floating rate equal to LIBOR plus 0.875% per year. The interest rate ranged from 1.94% to 2.29% in 2003 and 2.29% to 2.87% in 2002.

(d) The interest rate on the Japanese Yen denominated fixed rate note was 2.2% in 2002. This note was prepaid in 2003.

(e) The interest rates on the U.S. dollar denominated FRNs are generally based on rates such as LIBOR, Constant Maturity Treasury and the Federal Funds Rate. Interest rates on the U.S. dollar denominated FRNs ranged from 1.72% to 4.58% in 2002. U.S. Dollar floating rate notes at December 31, 2002 included $375 million related to a variable interest entity that was deconsolidated upon the adoption of the revised guidance under FIN No. 46 on December 31, 2003.

(f) The interest rates on the Japanese Yen denominated FRNs are based on the Yen LIBOR plus 1.20%. The interest rates ranged from 1.27% to 1.33% in 2002. These FRNs were prepaid in 2003.

(g) The interest rate on the Surplus notes ranged from 7.65% to 8.30% in 2003 and 2002.

Several long-term debt agreements have restrictive covenants related to the total amount of debt, net tangible assets and other matters. At December 31, 2003 and 2002, the Company was in compliance with all debt covenants.

Payment of interest and principal on the surplus notes issued after 1993, of which $691 million and $690 million was outstanding at December 31, 2003 and 2002, respectively, may be made only with the prior approval of the Commissioner of Banking and Insurance of the State of New Jersey ("the Commissioner"). The Commissioner could prohibit the payment of the interest and principal on the surplus notes if certain statutory capital requirements are not met. At December 31, 2003, the Company has met these statutory capital requirements.

In order to modify exposure to interest rate and currency exchange rate movements, the Company utilizes derivative instruments, primarily interest rate swaps, in conjunction with some of its debt issues. These instruments qualify for hedge accounting treatment. The impact of these instruments, which is not reflected in the rates presented in the table above, were decreases in interest expense of $18 million and $15 million for the years ended December 31, 2003 and 2002, respectively. Floating rates are determined by contractual formulas and may be subject to certain minimum or maximum rates. See Note 18 for additional information on the Company's use of derivative instruments.

Interest expense for short-term and long-term debt was $403 million, $427 million and $647 million, for the years ended December 31, 2003, 2002 and 2001, respectively. Securities business related interest expense of $82 million,

10. SHORT-TERM AND LONG-TERM DEBT *(continued)*

$144 million and $287 million for the years ended December 31, 2003, 2002 and 2001, respectively, is included in "Net investment income."

Included in "Policyholders' account balances" are additional debt obligations of the Company. See Note 7 for further discussion.

Prudential Holdings, LLC Notes

On the date of demutualization, Prudential Holdings, LLC ("PHLLC"), a wholly owned subsidiary of Prudential Financial, issued $1.75 billion in senior secured notes (the "IHC debt"). PHLLC owns the capital stock of Prudential Insurance and does not have any operating businesses of its own. The IHC debt represents senior secured obligations of PHLLC with limited recourse; neither Prudential Financial, Prudential Insurance nor any other affiliate of PHLLC is an obligor or guarantor on the IHC debt. The IHC debt is collateralized by 13.8% of the outstanding common stock of Prudential Insurance and other items specified in the indenture, primarily the "Debt Service Coverage Account" (the "DSCA") discussed below.

PHLLC's ability to meet its obligations under the IHC debt is dependent principally upon sufficient available funds being generated by the Closed Block Business and the ability of Prudential Insurance, the sole direct subsidiary of PHLLC, to dividend such funds to PHLLC. The payment of scheduled principal and interest on the Series A notes and the Series B notes is insured by a financial guarantee insurance policy. The payment of principal and interest on the Series C notes is not insured. The IHC debt is redeemable prior to its stated maturity at the option of PHLLC and, in the event of certain circumstances, the IHC debt bond insurer can require PHLLC to redeem the IHC debt.

Net proceeds from the IHC debt amounted to $1,727 million. The majority of the net proceeds, or $1,218 million, was distributed to Prudential Financial through a dividend on the date of demutualization for use in the Financial Services Businesses. Net proceeds of $437 million were deposited to a restricted account within PHLLC. This restricted account, referred to as the DSCA, constitutes additional collateral for the IHC debt. The remainder of the net proceeds, or $72 million, was used to purchase a guaranteed investment contract to fund a portion of the financial guarantee insurance premium related to the IHC debt.

10. SHORT-TERM AND LONG-TERM DEBT *(continued)*

Summarized consolidated financial data for Prudential Holdings, LLC is presented below. Amounts for 2001 include results of operations and cash flows of Prudential Insurance prior to the date of demutualization.

	2003	2002
	(in millions)	
Consolidated Statements of Financial Position data at December 31:		
Total assets	$237,242	$223,573
Total liabilities	220,770	208,264
Total equity	16,472	15,309
Total liabilities and equity	237,242	223,573

	2003	2002	2001
		(in millions)	
Consolidated Statements of Operations data for the years ended December 31:			
Total revenues	$ 17,344	$ 15,906	$ 27,161
Total benefits and expenses	15,891	16,050	27,359
Income (loss) from continuing operations before income taxes	1,453	(144)	(198)
Net income (loss)	1,085	(93)	(151)
Consolidated Statements of Cash Flows data for the years ended December 31:			
Cash flows from (used in) operating activities	$ (484)	$ 8,337	$ 5,267
Cash flows from (used in) investing activities	(2,116)	(7,503)	7,374
Cash flows from (used in) financing activities	2,116	(1,473)	(13,730)
Net decrease in cash and cash equivalents	(484)	(639)	(1,089)

Prudential Financial is a holding company and is a legal entity separate and distinct from its subsidiaries. The rights of Prudential Financial to participate in any distribution of assets of any subsidiary, including upon its liquidation or reorganization, are subject to the prior claims of creditors of that subsidiary, except to the extent that Prudential Financial may itself be a creditor of that subsidiary and its claims are recognized. PHLLC and its subsidiaries have entered into covenants and arrangements with third parties in connection with the issuance of the IHC debt which are intended to confirm their separate, "bankruptcy-remote" status, by assuring that the assets of PHLLC and its subsidiaries are not available to creditors of Prudential Financial or its other subsidiaries, except and to the extent that Prudential Financial and its other subsidiaries are, as shareholders or creditors of PHLLC and its subsidiaries, or would be, entitled to those assets.

At December 31, 2003, the Company was in compliance with all IHC debt covenants.

11. EQUITY SECURITY UNITS

On the date of demutualization, Prudential Financial and Prudential Financial Capital Trust I (the "Trust") co-issued 13,800,000 6.75% equity security units (the "Units") to the public at an offering price of $50 per Unit for gross proceeds of $690 million. Each Unit has a stated amount of $50 and initially consists of (1) a contract requiring the holder to purchase (the "purchase contract") shares of Common Stock of Prudential Financial on November 15, 2004 (the "settlement date"), at a price determined by a formula described in the purchase contract and (2) a redeemable capital security of the Trust, with a stated liquidation amount of $50. The Trust was created as a statutory business trust under Delaware law and as a wholly-owned financing subsidiary of Prudential Financial, and was consolidated into the financial statements of the Company prior to the adoption of the revised guidance under FIN No. 46 described below. The redeemable capital securities are initially pledged to secure the obligations of the Unit holders to purchase Common Stock under the purchase contracts. The number of shares of Common Stock that will be received upon settlement of the purchase contracts (the "settlement rate") will be based upon the "applicable market value" of the

11. EQUITY SECURITY UNITS *(continued)*

Common Stock, defined as the average of the closing price per share of Common Stock on each of the twenty consecutive trading days ending on the third trading day preceding the settlement date. If the "applicable market value" of the Common Stock is equal to or greater than $34.10, then the settlement rate will be 1.47 shares of Common Stock per purchase contract. If the "applicable market value" of the Common Stock is less than or equal to $27.50, then the settlement rate will be 1.82 shares of Common Stock per purchase contract. If the "applicable market value" of the Common Stock is greater than $27.50 but less than $34.10, the settlement rate will be equal to $50 divided by the "applicable market value" of Common Stock per purchase contract.

At the time of issuance of the Units, the Trust also issued 426,805 shares of common securities to Prudential Financial at a price of $50 per common security for gross proceeds of $21 million. The combined proceeds to the Trust from the issuances of the redeemable capital securities and the common securities (collectively, the "Trust securities"), or $711 million, were invested by the Trust in $711 million aggregate principal amount of 5.34% debentures of Prudential Financial maturing on November 15, 2006. The interest rate payable on the debentures will be reset to, and at the time of, any reset to the distribution rate on the redeemable capital securities as noted below. Prudential Financial may defer interest payments on the debentures; however, the payments cannot be deferred beyond the maturity date of the debentures of November 15, 2006. Upon repayment of the debentures by Prudential Financial to the Trust on their maturity date, the Trust will use the cash proceeds, after satisfaction of any liabilities to creditors of the Trust, to repay the redeemable capital securities at their aggregate stated liquidation amount plus any accrued and unpaid distributions. The Trust may not redeem the redeemable capital securities at any other time, for any reason or under any other circumstances. The debentures represent the sole assets of the Trust and the redeemable capital securities and common securities represent an undivided beneficial ownership interest in the assets of the Trust. The redeemable capital securities rank equally with the common securities except that, in the event of default by Prudential Financial on the debentures, the redeemable capital securities become senior to the common securities. The debentures are unsecured obligations of Prudential Financial and rank equally in right of payment to all other senior unsecured debt of Prudential Financial. Prudential Financial is dependent on dividends and other distributions from its subsidiaries in order to make the principal and interest payments on the debentures.

Holders of the purchase contracts receive, from Prudential Financial, quarterly contract fee payments at an annual rate of 1.41% of the stated amount of $50 per purchase contract through and including the settlement date. Prudential Financial has the option to defer contract fee payments on the purchase contracts; however, the payments cannot be deferred beyond the settlement date. Holders of the redeemable capital securities receive, from the Trust, quarterly cumulative cash distributions at an annual rate of 5.34% of the stated liquidation amount of $50 per redeemable capital security through and including August 15, 2004. The quarterly distribution rate on the redeemable capital securities may be reset, in conjunction with a planned remarketing of the redeemable capital securities on August 15, 2004, effective for distributions and interest accrued from August 16, 2004 to November 15, 2006. If Prudential Financial defers interest payments on the debentures as noted above, the Trust will also defer distributions on the Trust securities. During any period in which payments are deferred on the purchase contracts or on the debentures and Trust securities, Prudential Financial cannot declare or pay any dividends or distributions on its capital stock, other than the Class B stock, or make certain other payments relating to the capital stock, other than the Class B Stock, and debt of the Company that is equal to or junior to the debentures. As of December 31, 2003, no payments have been deferred.

Prudential Financial has irrevocably guaranteed, on a senior and unsecured basis, distributions on and the stated liquidation amount of the redeemable capital securities to the extent of available Trust funds. The guarantee is unsecured and ranks equally in right of payment to all other senior unsecured debt of Prudential Financial. Prudential Financial currently has no outstanding secured or other debt that would rank senior to this guarantee; however, Prudential Financial's guarantee is effectively junior to the debt and other liabilities of its subsidiaries. The guarantee, when taken together with Prudential Financial's obligations under the debentures and its obligations to the Trust, have the effect of providing a full and unconditional guarantee of amounts due on the redeemable capital securities.

11. EQUITY SECURITY UNITS *(continued)*

Prior to December 31, 2003, the financial statements of the Trust are consolidated within the financial statements of the Company. Accordingly, the investment in the common securities of the Trust by Prudential Financial and the investment in the debentures of Prudential Financial by the Trust are eliminated in consolidation and the redeemable capital securities, to which the entire gross proceeds of $690 million from the issuance of the Units have been allocated, are reported as "Guaranteed beneficial interest in Trust holding solely debentures of Parent." In addition, the interest payments on the debentures by Prudential Financial and the corresponding interest income recognized by the Trust are eliminated in consolidation and the distributions on the redeemable capital securities by the Trust are reported within "General and administrative expenses." The present value of the sum of the contract fee payments on the purchase contracts of $26 million was recorded at issuance in 2001 as a charge directly to equity with a corresponding credit to liabilities. The contract fee payments are allocated to the liability established and interest expense as the payments are made. Total issuance costs incurred in connection with the offering of the Units, which were paid by Prudential Financial, amounted to $27 million and are included in "Other assets." The issuance costs are being amortized over the life of the debentures.

Effective December 31, 2003 the Company implemented the revised guidance under FIN No. 46. As a result, the financial statements of the Trust, a variable interest entity, are no longer consolidated within the financial statements of the Company, since the Company is not the primary beneficiary of the Trust. Accordingly, the $711 million of Prudential Financial debentures maturing on November 15, 2006 is now reported as "Long-term debt," and the investment in common securities of $21 million is reported in "Other assets." Additionally, beginning in 2004 the distributions on the redeemable capital securities will no longer be recognized within the financial statements of the Company, but will be replaced by the interest expenses attributable to the payments on the debentures. The contract fee payments and the issuance cost in connection with the offering of the Units will continue to be accounted for as discussed above.

12. STOCKHOLDERS' EQUITY

Preferred Stock

Prudential Financial adopted a shareholder rights plan (the "rights plan") under which each outstanding share of Common Stock is coupled with a shareholder right. The rights plan is not applicable to any Class B Stock. Each right initially entitles the holder to purchase one one-thousandth of a share of a series of Prudential Financial preferred stock upon payment of the exercise price. At the time of the demutualization, the Board of Directors of Prudential Financial determined that the initial exercise price per right is $110, subject to adjustment from time to time as provided in the rights plan. There was no preferred stock outstanding at December 31, 2003 and 2002.

Common Stock and Class B Stock

On the date of demutualization, Prudential Financial completed an initial public offering of 110.0 million shares of its Common Stock at an initial public offering price of $27.50 per share. The shares of Common Stock issued in the offerings were in addition to shares of Common Stock the Company distributed to policyholders as part of the demutualization. On December 21, 2001, Prudential Financial issued an additional 16.5 million shares of Common Stock at an offering price of $27.50 per share as a result of the exercise of the over-allotment option granted to underwriters in the initial public offering. The Common Stock is traded on the New York Stock Exchange under the symbol "PRU." Also on the date of demutualization, Prudential Financial completed the sale, through a private placement, of 2.0 million shares of Class B Stock at a price of $87.50 per share. The Class B Stock is a separate class of common stock which is not publicly traded. The Common Stock reflects the performance of the Financial Services Businesses and the Class B Stock reflects the performance of the Closed Block Business.

12. STOCKHOLDERS' EQUITY *(continued)*

Holders of Common Stock have no interest in a legal entity representing the Financial Services Businesses and holders of the Class B Stock have no interest in a legal entity representing the Closed Block Business and holders of each class of common stock are subject to all of the risks associated with an investment in the Company.

In the event of a liquidation, dissolution or winding-up of the Company, holders of Common Stock and holders of Class B Stock would be entitled to receive a proportionate share of the net assets of the Company that remain after paying all liabilities and the liquidation preferences of any preferred stock.

Dividends

The principal sources of funds available to Prudential Financial to meet its obligations, including the payment of shareholder dividends, debt service, capital contributions to subsidiaries, and operating expenses, are cash and short-term investments, dividends, returns of capital, and interest from its subsidiaries. The regulated insurance and various other subsidiaries are subject to regulatory limitations on their payment of dividends and other transfers of funds to Prudential Financial.

New Jersey insurance law provides that dividends or distributions may be declared or paid by Prudential Insurance without prior regulatory approval only from unassigned surplus, as determined pursuant to statutory accounting principles, less unrealized capital gains and certain other adjustments. Unassigned surplus of Prudential Insurance was $1,557 million at December 31, 2003. There were applicable adjustments for unrealized capital gains of $624 million at December 31, 2003. In addition, Prudential Insurance must obtain non-disapproval from the New Jersey insurance regulator before paying a dividend if the dividend, together with other dividends or distributions made within the preceding twelve months, would exceed the greater of 10% of Prudential Insurance's surplus as of the preceding December 31 or its net gain from operations for the twelve month period ending on the preceding December 31, excluding realized capital gains and losses.

The laws regulating dividends of Prudential Financial's other insurance subsidiaries domiciled in other states are similar, but not identical, to New Jersey's. The laws of foreign countries may also limit the ability of the Company's insurance and other subsidiaries organized in those countries to pay dividends to Prudential Financial.

The declaration and payment of dividends on the Common Stock depends primarily upon the financial condition, results of operations, cash requirements, future prospects and other factors relating to the Financial Services Businesses. Dividends declared and paid on the Common Stock do not depend upon and are not affected by the financial performance of the Closed Block Business, unless the Closed Block Business is in financial distress. Dividends declared and paid on the Common Stock are not affected by decisions with respect to dividend payments on the Class B Stock except as indicated in the following paragraph. Furthermore, dividends on the Common Stock are limited to both the amount that is legally available for payment under New Jersey corporate law if the Financial Services Businesses were treated as a separate corporation thereunder and the amount that is legally available for payment under New Jersey corporate law on a consolidated basis after taking into account dividends on the Class B Stock.

The declaration and payment of dividends on the Class B Stock depends upon the financial performance of the Closed Block Business and, as the Closed Block matures, the holders of the Class B Stock will receive the surplus of the Closed Block Business no longer required to support the Closed Block for regulatory purposes. Dividends on the Class B Stock are payable in an aggregate amount per year at least equal to the lesser of (1) a Target Dividend Amount of $19.25 million or (2) the CB Distributable Cash Flow for such year, which is a measure of the net cash flows of the Closed Block Business. Notwithstanding this formula, as with any common stock, Prudential Financial will retain the flexibility to suspend dividends on the Class B Stock; however, if CB Distributable Cash Flow exists and Prudential

12. STOCKHOLDERS' EQUITY *(continued)*

Financial chooses not to pay dividends on the Class B Stock in an aggregate amount at least equal to the lesser of the CB Distributable Cash Flow or the Target Dividend Amount for that period, then cash dividends cannot be paid on the Common Stock with respect to such period.

Stock Conversion Rights of the Class B Stock

Prudential Financial may, at its option, at any time, exchange all outstanding shares of Class B Stock into such number of shares of Common Stock as have an aggregate average market value equal to 120% of the appraised fair market value of the outstanding shares of Class B Stock.

Holders of Class B Stock will be permitted to convert their shares of Class B Stock into such number of shares of Common Stock as have an aggregate average market value equal to 100% of the appraised fair market value of the outstanding shares of Class B Stock (1) in the holder's sole discretion, in the year 2016 or at any time thereafter, and (2) at any time in the event that (a) the Class B Stock will no longer be treated as equity of Prudential Financial for federal income tax purposes or (b) the New Jersey Department of Banking and Insurance amends, alters, changes or modifies the regulation of the Closed Block, the Closed Block Business, the Class B Stock or the IHC debt in a manner that materially adversely affects the CB Distributable Cash Flow; provided, however, that in no event may a holder of Class B Stock convert shares of Class B Stock to the extent such holder immediately upon such conversion, together with its affiliates, would be the beneficial owner (as defined under the Securities Exchange Act of 1934) of in excess of 9.9% of the total outstanding voting power of Prudential Financial's voting securities. In the event a holder of shares of Class B Stock requests to convert shares pursuant to clause (2)(a) in the preceding sentence, Prudential Financial may elect, instead of effecting such conversion, to increase the Target Dividend Amount to $12.6875 per share per annum retroactively from the time of issuance of the Class B Stock.

Treasury Stock

In January 2002, Prudential Financial's Board of Directors authorized a program to repurchase up to $1 billion of Prudential Financial's outstanding Common Stock. During 2002, the Company acquired 26,027,069 shares of Common Stock at a total cost of $800 million, including 1,696,929 shares at a cost of $56 million that were immediately reissued to the Prudential Securities Incorporated ("Prudential Securities") deferred compensation program referred to in Note 14.

In March 2003, Prudential Financial's Board of Directors authorized a new stock repurchase program that authorized Prudential Financial to purchase up to an additional $1 billion of its outstanding Common Stock. During 2003, the Company acquired 29,076,809 shares of Common Stock at a total cost of $1.0 billion.

In March 2004, Prudential Financial's Board of Directors authorized a new stock repurchase program under which the Company is authorized to purchase up to $1.5 billion of its outstanding Common Stock in 2004. This stock repurchase program supersedes all previous repurchase programs. The timing and amount of repurchases are determined by management based on market conditions and other considerations, and such repurchases may be effected in the open market or throughout negotiated transactions.

Treasury stock is accounted for at cost. When treasury stock is reissued, the treasury stock balance is reduced by the average cost per share.

12. STOCKHOLDERS' EQUITY *(continued)*

Comprehensive Income

The components of comprehensive income for the years ended December 31, are as follows:

	2003	2002	2001
		(in millions)	
Net income (loss)	$1,264	$ 194	$(154)
Other comprehensive income, net of tax:			
Change in foreign currency translation adjustments	153	83	(130)
Change in net unrealized investments gains (losses)	(259)	1,606	869
Additional pension liability adjustment	(33)	(48)	(29)
Other comprehensive income (loss), net of tax of $(159); $818, $568	(139)	1,641	710
Comprehensive income	$1,125	$1,835	$ 556

The balance of and changes in each component of "Accumulated other comprehensive income (loss)" for the years ended December 31, are as follows (net of taxes):

	Accumulated Other Comprehensive Income (Loss)			
	Foreign Currency Translation Adjustments	Net Unrealized Investment Gains (Losses)	Pension Liability Adjustment	Total Accumulated Other Comprehensive Income (Loss)
		(in millions)		
Balance, December 31, 2000	$(107)	$ 359	$ (18)	$ 234
Change in component during year	(130)	869	(29)	710
Balance, December 31, 2001	(237)	1,228	(47)	944
Change in component during year	83	1,606	(48)	1,641
Balance, December 31, 2002	(154)	2,834	(95)	2,585
Change in component during year	153	(259)	(33)	(139)
Balance, December 31, 2003	$ (1)	$2,575	$(128)	$2,446

Statutory Net Income and Surplus

Prudential Financial's U.S. insurance subsidiaries are required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the insurance department of the state of domicile. Statutory accounting practices primarily differ from GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. Statutory net income (loss) of Prudential Insurance amounted to $1,231 million, $(490) million and $(896) million for the years ended December 31, 2003, 2002 and 2001, respectively. Statutory capital and surplus of Prudential Insurance amounted to $7,472 million and $5,699 million at December 31, 2003 and 2002, respectively.

13. EARNINGS PER SHARE

The Company has outstanding two separate classes of common stock. The Common Stock reflects the performance of the Financial Services Businesses and the Class B Stock reflects the performance of the Closed Block Business. Accordingly, earnings per share is calculated separately for each of these two classes of common stock. Earnings per common share amounts are based on the earnings available to common stockholders for the periods subsequent to the date of demutualization.

Net income for the Financial Services Businesses and the Closed Block Business is determined in accordance with GAAP and includes general and administrative expenses charged to each of the respective businesses based on the

13. EARNINGS PER SHARE *(continued)*

Company's methodology for the allocation of such expenses. Cash flows between the Financial Services Businesses and the Closed Block Business related to administrative expenses are determined by a policy servicing fee arrangement that is based upon insurance and policies in force and statutory cash premiums. To the extent reported administrative expenses vary from these cash flow amounts, the differences are recorded, on an after tax basis, as direct equity adjustments to the equity balances of the businesses. The direct equity adjustments modify the earnings available to each of the classes of common stock for earnings per share purposes.

Common Stock

A reconciliation of the numerators and denominators of the basic and diluted per share computations is as follows:

	2003			2002			December 18, 2001 through December 31, 2001		
	Income (in millions)	Weighted Average Shares	Per Share Amount	Income (in millions)	Weighted Average Shares	Per Share Amount	Income (in millions)	Weighted Average Shares	Per Share Amount
Basic earnings per share									
Income from continuing operations attributable to the Financial Services Businesses	$1,069			$754			$ 41		
Direct equity adjustment	60			43			—		
Income from continuing operations attributable to the Financial Services Businesses available to holders of Common Stock after direct equity adjustment	$1,129	544,444,345	$2.07	$797	576,567,377	$1.38	$ 41	580,047,053	$0.07
Effect of dilutive securities and compensation programs									
Stock options		1,463,747			759,993			780,337	
Deferred and long-term compensation programs		1,524,221			655,125			—	
Put options		—			1,324			—	
Equity security units		931,196			—			—	
Diluted earnings per share									
Income from continuing operations attributable to the Financial Services Businesses available to holders of Common Stock after direct equity adjustment	$1,129	548,363,509	$2.06	$797	577,983,819	$1.38	$ 41	580,827,390	$0.07

For the years ended December 31, 2003 and 2002, 9,333,483 and 5,349,629 options, respectively, weighted for the portion of the period they were outstanding, with a weighted average exercise price of $31.66 and $32.97 per share, respectively, were excluded from the computation of diluted earnings per share because the options, based on application of the treasury stock method, were antidilutive.

13. EARNINGS PER SHARE *(continued)*

Class B Stock

The net income (loss) attributable to the Closed Block Business available to holders of Class B Stock after direct equity adjustment for the years ended December 31, 2003 and 2002, and the period December 18, 2001 through December 31, 2001, amounted to $179 million, $(528) million and $3 million, respectively. For the year ended December 31, 2003, the direct equity adjustment resulted in a decrease of $60 million in the net income attributable to the Closed Block Business applicable to holders of Class B Stock for earnings per share purposes. For the year ended December 31, 2002, the direct equity adjustment resulted in an increase in loss of $43 million applicable to holders of the Class B stock for earnings per share purposes. There was no direct equity adjustment in 2001. For the years ended December 31, 2003 and 2002 and the period December 18, 2001 through December 31, 2001, the weighted average number of shares of Class B Stock used in the calculation of basic earnings per share amounted to 2,000,000 shares. There are no potentially dilutive shares associated with the Class B Stock.

14. STOCK-BASED COMPENSATION

In March 2003, the Company's Board of Directors adopted the Prudential Financial, Inc. Omnibus Incentive Plan (the "Omnibus Plan"). Upon adoption of the Omnibus Plan, the Prudential Financial, Inc. Stock Option Plan previously adopted by the Company on January 9, 2001 (the "Option Plan") was merged into the Omnibus Plan. The Omnibus Plan provides for equity-based compensation incentives through the grant of stock options, and stock appreciation rights ("SARs"), as did the Option Plan. The Omnibus Plan also provides for the grant of restricted stock shares, restricted stock units, and dividend equivalents, as well as cash and equity-based performance awards ("performance shares"). Any authorized shares of Common Stock not used under the Option Plan are available for the grant of awards under the Omnibus Plan. All outstanding award grants under the Option Plan continue in full force and effect, subject to the original terms under the Option Plan.

As of December 31, 2003, 65,231,100 authorized shares remained available for grant under the Omnibus Plan including previously authorized but unissued shares under the Option Plan.

Under the Omnibus Plan, the Company made grants of stock options, restricted stock shares, restricted stock units and performance share awards to executives. Restricted stock awards, restricted stock units, stock options and performance shares are granted to executives on a recurring basis primarily as replacements for a portion of long-term cash compensation.

Through December 31, 2003, there have been no grants of SARs.

Options

Under the Option Plan, the Company had made two types of grants, an Associates Grant and general grants (the "Executive Grants"). The Associates Grant, which occurred in December 2001, was a one-time broad based award that granted 240 stock options per full-time participant and 120 options per part-time participant. The Executive Grants, which began in 2002, are awarded to certain officers on a recurring basis primarily as replacement for a portion of long-term cash compensation. Each stock option granted under either type of grant has or will have an exercise price no less than the fair market value of the Company's Common Stock on the date of grant and has a maximum term of 10 years. Generally, one third of the option grant vests in each of the first three years. Participants are employees and non-employees (i.e. statutory agents who perform services for the Company and participating subsidiaries.)

Under the Option Plan, and subsequently the Omnibus Plan, a total of 12,322,009 shares were initially authorized for the Associates Grant and a total of 30,805,024 shares were initially authorized for the Executive Grants.

14. STOCK-BASED COMPENSATION *(continued)*

Employee Stock Option Grants

During 2002 and 2001, the Company accounted for employee stock options using the intrinsic value method of APB No. 25, and related interpretations. Under this method, the Company did not recognize any stock-based compensation expense for employee stock options as all options granted had an exercise price equal to the market value of the underlying Common Stock on the date of grant. Effective January 1, 2003, the Company changed its accounting for employee stock options to adopt the fair value recognition provisions of SFAS No. 123, as amended, prospectively for all new awards granted to employees on or after January 1, 2003. Generally, awards previously issued under the Option Plan vest over three years. If the Company had accounted for all 2001 and 2002 employee stock option grants under the fair value based accounting method of SFAS No. 123 for the years ended December 31, 2003 and 2002 and the period December 18, 2001 through December 31, 2001, net income and earnings per share would have been as follows:

	Year ended December 31, 2003		Year ended December 31, 2002		December 18, 2001 through December 31, 2001	
	Financial Services Businesses	Closed Block Business	Financial Services Businesses	Closed Block Business	Financial Services Businesses	Closed Block Business
	(in millions, except per share amounts)					
Net income (loss), as reported	$1,025	$ 239	$ 679	$ (485)	$ 38	$ 3
Add: Total employee stock option compensation expense included in reported net income, net of tax	10	—	—	—	—	—
Deduct: Total employee stock option compensation expense determined under the fair value based method for all awards, net of tax	45	1	30	—	1	—
Pro forma net income (loss)	$ 990	$ 238	$ 649	$ (485)	$ 37	$ 3
Earnings per share:						
Basic—as reported	1.99	89.50	1.25	(264.00)	.07	1.50
Basic—pro forma	1.93	89.50	1.20	(264.00)	.06	1.50
Diluted—as reported	1.98	89.50	1.25	(264.00)	.07	1.50
Diluted—pro forma	1.91	89.50	1.20	(264.00)	.06	1.50

Grants of stock options since the demutualization include the one-time Associates Grant in December 2001 and the Executive Grants during 2002 and 2003. The Executive Grants replace a portion of long-term cash compensation, which would have been expensed. The table above reflects the pro forma effect of the fair value based accounting method considering both the 2001 Associates Grant and the 2002 Executive Grants. The pro forma effect of the 2002 Executive Grants, without considering the Associates Grant, would have been to reduce net income by $24 million and $12 million for the years ended December 31, 2003 and 2002, respectively, with a corresponding reduction of $0.04 and $0.02 to basic and diluted net income per share of Common Stock for the years ended December 31, 2003 and 2002, respectively.

14. STOCK-BASED COMPENSATION *(continued)*

The fair value of each option issued prior to January 1, 2003 was estimated on the date of grant using a Black-Scholes option-pricing model. For options issued on or after January 1, 2003, the fair value of each option was estimated on the date of grant using a binomial option-pricing model. The weighted average assumptions used in the determination of the fair value of each option are as follows:

	2003	2002	2001
Dividend yield	1.20%	1.05%	1%
Expected volatility	26.27%	33.33%	37%
Risk-free interest rate	3.01%	3.98%	4.05%
Expected life of stock option	5.5 years	6 years	4 years

The dividend yield reflects the assumption that the current dividend payout will continue with no anticipated increases.

A summary of the status of the Company's employee stock option grants is as follows:

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2000	—	$ —
Granted	11,364,120	27.53
Exercised	—	—
Forfeited	(116,400)	27.50
Expired	—	—
Transfer to non-employee status	(41,760)	27.50
Outstanding at December 31, 2001	11,205,960	27.53
Granted	10,367,694	33.53
Exercised	(45,109)	27.50
Forfeited	(2,338,522)	28.29
Expired	—	—
Transfer to non-employee status	(68,662)	27.70
Outstanding at December 31, 2002	19,121,361	30.69
Granted	8,575,698	29.66
Exercised	(1,818,239)	28.60
Forfeited	(5,009,860)	29.40
Expired	—	—
Transfer to non-employee status	(77,586)	27.55
Outstanding at December 31, 2003	20,791,374	$30.77

Options exercisable were 7,424,250 shares with a weighted average exercise price of $30.21 at December 31, 2003, 3,291,965 shares with a weighted average exercise price of $27.72 at December 31, 2002 and 15,000 shares with a weighted average exercise price of $27.50 at December 31, 2001.

Employee options granted and their related grant date weighted average fair value are as follows:

	2003			2002			2001		
	Shares	Weighted Average Grant Date Fair Value	Weighted Average Exercise Price	Shares	Weighted Average Grant Date Fair Value	Weighted Average Exercise Price	Shares	Weighted Average Grant Date Fair Value	Weighted Average Exercise Price
Exercise equals market	8,575,698	$7.39	$29.66	10,367,694	$11.87	$33.53	11,364,120	$8.78	$27.53
Exercise exceeds market	—	—	—	—	—	—	—	—	—
Exercise less than market	—	—	—	—	—	—	—	—	—
Total granted during the year	8,575,698	$7.39	$29.66	10,367,694	$11.87	$33.53	11,364,120	$8.78	$27.53

14. STOCK-BASED COMPENSATION *(continued)*

The following table summarizes information about the employee stock options outstanding and employee stock options exercisable at December 31, 2003:

	Options Outstanding			Options Exercisable	
	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
Range of exercise prices:					
$27.50 — $29.90	12,018,412	8.61	$28.72	4,258,559	$27.71
$30.49 — $36.55	8,761,826	8.60	33.58	3,165,691	33.58
$36.60 — $40.62	11,136	9.83	37.99	—	—
Total	20,791,374	8.61	$30.77	7,424,250	$30.21

Non-employee Stock Option Grants

The Company applies SFAS No. 123 in accordance with Emerging Issues Task Force Issue No. 96-18 "Accounting for Equity Instruments That Are Issued to Other Than Employees" and related interpretations in accounting for its non-employee stock options.

Prior to January 1, 2003, the fair value of each option was estimated on the balance sheet date for nonvested options and on the vesting date for vested options using a Black-Scholes option-pricing model. In 2003, the Company implemented a binomial option-pricing model. The fair value of each option under the binomial model was estimated on the balance sheet date for nonvested options and on the vesting date for any option vesting during 2003. The weighted average assumptions used in the determination of the fair value of each option are as follows:

	2003	2002	2001
Dividend yield	1.20%	1.30%	1%
Expected volatility	26.27%	35.60%	37%
Risk-free interest rate	2.47%	2.15%	4.07%
Expected life of stock option	3.20 years	3.21 years	3.95 years

The dividend yield reflects the assumption that the current dividend payout will continue with no anticipated increases.

The compensation expense recognized for stock-based non-employee compensation awards was $5 million, $4 million and $270 thousand for the years ended December 31, 2003 and 2002, and the period December 18, 2001 through December 31, 2001, respectively.

14. STOCK-BASED COMPENSATION *(continued)*

A summary of the status of the Company's non-employee stock option grants is as follows:

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2000	—	$ —
Granted	773,760	27.50
Exercised	—	—
Forfeited	(1,920)	27.50
Expired	—	—
Transfer from employee status	41,760	27.50
Outstanding at December 31, 2001	813,600	27.50
Granted	83,980	33.96
Exercised	(2,480)	27.50
Forfeited	(99,935)	27.54
Expired	—	—
Transfer from employee status	68,662	27.70
Outstanding at December 31, 2002	863,827	28.14
Granted	163,159	28.61
Exercised	(68,100)	27.65
Forfeited	(71,116)	27.59
Expired	—	—
Transfer from employee status	77,586	27.55
Outstanding at December 31, 2003	965,356	$28.25

Options exercisable were 495,397 shares with a weighted average exercise price of $27.85 at December 31, 2003, 268,080 shares with a weighted average exercise price of $27.50 at December 31, 2002 and 1,200 shares with a weighted average exercise price at $27.50 at December 31, 2001. The weighted average fair value for nonvested options and options vesting during the year was $14.80, $9.26 and $12.77 for the years ended December 31, 2003, 2002 and 2001, respectively.

The following table summarizes information about the non-employee stock options outstanding and exercisable at December 31, 2003:

	Options Outstanding			Options Exercisable	
	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
Range of exercise prices:					
$27.50 — $29.90	876,245	8.16	$27.68	468,544	$27.50
$30.96 — $34.24	89,111	8.51	33.81	26,853	33.96
Total	965,356	8.19	$28.25	495,397	$27.85

14. STOCK-BASED COMPENSATION *(continued)*

Restricted Stock Shares and Restricted Stock Units

A restricted stock share represents a grant of Common Stock to employee and non-employee participants that is subject to certain transfer restrictions and forfeiture provisions for a specified period of time. A restricted stock unit is an unfunded, unsecured right to receive a share of Common Stock at the end of a specified period of time, which is also subject to forfeiture and transfer restrictions. Generally, the restrictions on restricted stock shares and restricted stock units will lapse on the third anniversary of the date of grant. Restricted stock shares subject to the transfer restrictions and forfeiture provisions are considered nonvested shares. Nonvested shares forfeited by participants revert to the Company and are reflected as treasury stock of the Company as of the date of forfeiture.

Performance Share Awards

Performance share awards are awards of units denominated in Common Stock. The number of units is determined over the performance period, and may be adjusted based on the satisfaction of certain performance goals. Performance share awards are payable in Common Stock.

The following tables summarize awards granted, weighted average price, compensation expense recorded and nonvested awards for restricted stock shares, restricted stock units and performance shares:

	Awards Granted			Weighted Average Grant Date Price	Weighted Average Balance Sheet Date Price
	Employee	Non-Employee	Total	Employee	Non-Employee
Restricted stock shares	1,917,152	13,946	1,931,098	$33.66	$41.77
Restricted stock units	139,452	—	139,452	33.61	—
Performance shares	236,933	—	236,933	33.61	—
Total	2,293,537	13,946	2,307,483	$33.65	$41.77

The weighted average price of employee restricted stock shares, restricted stock units, and performance shares is based on the quoted fair value of the Company's Common Stock on the date of grant. The weighted average price of non-employee restricted stock shares is based on the Company's Common Stock price at the balance sheet date.

	Compensation Expense for Year Ended December 31, 2003		
	Employee	Non-Employee	Total
		(in millions)	
Restricted stock shares	$19	$ —	$19
Restricted stock units	2	—	2
Performance shares	2	—	2
Total	$23	$ —	$23

	Nonvested Shares at December 31, 2003		
	Employee	Non-Employee	Total
Restricted stock shares	1,645,145	13,946	1,659,091
Restricted stock units	138,846	—	138,846
Performance shares	236,933	—	236,933
Total	2,020,924	13,946	2,034,870

14. STOCK-BASED COMPENSATION *(continued)*

Deferred Compensation Program

Prior to the contribution of the Company's retail securities brokerage and clearing operations into the joint venture with Wachovia on July 1, 2003, the Company maintained a deferred compensation program for Financial Advisors and certain other employees (the "participants") of the contributed operations, under which participants elected to defer a portion of their compensation. Amounts deposited to participant accounts, including matching contributions as well as other amounts based on the attainment of specific performance goals, vest in 3 to 8 years. Nonvested balances are forfeited if the participant is terminated for cause or voluntarily terminates prior to the vesting date. In 2002, participants were permitted to elect to redeem all or a portion of their existing nonvested account balances and invest the proceeds in Prudential Financial Common Stock. Accordingly, the Company acquired, on behalf of the participants electing to participate, 1,696,929 shares of Common Stock at a total cost of $56 million. On the date the account balances were converted to Common Stock, related remaining deferred compensation expense of $29 million, which is being amortized over the vesting period, was recorded as a reduction in stockholders' equity. The deferred compensation expense of $14 million, as of July 1, 2003, was included in the net assets of the Company's retail securities brokerage and clearing operations contributed to the joint venture with that of Wachovia. The results of operations of the joint venture, of which the Company owns a 38% interest, will include the amortization of the deferred compensation expense. As of December 31, 2003, there were 1,000,963 nonvested shares in participants accounts. The Company continues to repurchase forfeited shares from the joint venture, which are reflected as treasury stock of the Company as of the date of forfeiture.

15. EMPLOYEE BENEFIT PLANS

Pension and Other Postretirement Plans

The Company has funded and non-funded contributory and non-contributory defined benefit pension plans, which cover substantially all of its employees. For some employees, benefits are based on final average earnings and length of service, while benefits for other employees are based on an account balance that takes into consideration age, service and salary during their career.

The Company provides certain life insurance and health care benefits for its retired employees, their beneficiaries and covered dependents ("other postretirement benefits"). The health care plan is contributory; the life insurance plan is non-contributory. Substantially all of the Company's U.S. employees may become eligible to receive other postretirement benefits if they retire after age 55 with at least 10 years of service or under certain circumstances after age 50 with at least 20 years of continuous service. The Company has elected to amortize its transition obligation for other postretirement benefits over 20 years.

On December 8, 2003 President Bush signed the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 ("the Act") into law. The Act introduces a prescription drug benefit under Medicare (Medicare Part D). This legislation may eventually reduce the Company's costs for retiree health care benefits.

On January 12, 2004, the FASB issued FASB Staff Position No. SFAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement, and Modernization Act of 2003" ("FSP 106-1"). As permitted by FSP 106-1, the Company is electing to defer the accounting for the effects of the Act. The deferral remains in effect until the earlier of the re-measurement of plan assets and obligations subsequent to January 31, 2004 or the issuance of guidance by the FASB. The accumulated postretirement benefit obligation and net periodic postretirement cost in the financial statements and accompanying notes do not reflect the effect of the Act.

15. EMPLOYEE BENEFIT PLANS *(continued)*

Prepaid and accrued benefits costs are included in "Other assets" and "Other liabilities," respectively, in the Company's Consolidated Statements of Financial Position. The status of these plans as of September 30, adjusted for fourth-quarter activity, is summarized below:

	Pension Benefits		Other Postretirement Benefits	
	2003	2002	2003	2002
	(in millions)			
Change in benefit obligation				
Benefit obligation at the beginning of period	$(7,570)	$(6,607)	$(2,434)	$(2,096)
Service cost	(180)	(175)	(14)	(14)
Interest cost	(444)	(463)	(152)	(152)
Plan participants' contributions	(1)	—	(11)	(8)
Amendments	(17)	(218)	73	141
Acquisitions	—	—	—	—
Annuity purchase	3	68	—	—
Actuarial losses, net	(645)	(560)	(559)	(375)
Settlements	436	—	—	—
Curtailments	130	—	1	—
Contractual termination benefits	(1)	(1)	—	—
Special termination benefits	(61)	—	(1)	—
Benefits paid	642	452	171	165
Foreign currency changes	(81)	(66)	(4)	—
Divestiture	—	—	71	—
Transfer from postemployment benefits	—	—	—	(95)
Benefit obligation at end of period	$(7,789)	$(7,570)	$(2,859)	$(2,434)
Change in plan assets				
Fair value of plan assets at beginning of period	$ 7,914	$ 8,629	$ 1,156	$ 1,343
Actual return (loss) on plan assets	1,391	(299)	128	(38)
Annuity purchase	(3)	(68)	—	—
Employer contributions	74	95	8	8
Plan participants' contributions	1	—	10	8
Contributions for settlements	423	—	—	—
Disbursement for settlements	(436)	—	—	—
Benefits paid	(642)	(452)	(171)	(165)
Foreign currency changes	9	9	—	—
Fair value of plan assets at end of period	$ 8,731	$ 7,914	$ 1,131	$ 1,156
Funded status				
Funded status at end of period	$ 942	$ 344	$(1,728)	$(1,278)
Unrecognized transition (asset) liability	(23)	(129)	6	41
Unrecognized prior service costs	181	234	(74)	(9)
Unrecognized actuarial losses, net	1,428	1,477	866	349
Effects of fourth quarter activity	9	11	1	2
Net amount recognized	$ 2,537	$ 1,937	$ (929)	$ (895)
Amounts recognized in the Statements of Financial Position				
Prepaid benefit cost	$ 3,328	$ 3,082	$ —	$ —
Accrued benefit liability	(1,003)	(1,285)	(929)	(895)
Intangible asset	17	4	—	—
Accumulated other comprehensive income	195	136	—	—
Net amount recognized	$ 2,537	$ 1,937	$ (929)	$ (895)
Accumulated benefit obligation	$(7,249)	$(6,903)	$(2,859)	$(2,434)

15. EMPLOYEE BENEFIT PLANS *(continued)*

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $1,195 million, $1,057 million and $88 million, respectively, at September 30, 2003 and $1,480 million, $1,247 million and $77 million, respectively, at September 30, 2002.

In 2003 and 2002, the pension plan purchased annuity contracts from Prudential Insurance for $3 million and $68 million, respectively. The approximate future annual benefit payment for all annuity contracts was $22 million and $20 million in 2003 and 2002, respectively.

The benefit obligation for pensions increased by $17 million in 2003 for the inclusion of a new non-qualified pension plan for mid-career hires. The benefit obligation for pensions increased by $218 million in 2002 for amendments related to the distribution of value to the pension plan upon demutualization for $200 million and $18 million related to Prudential Securities cash balance feature, which increased the amount of earnings considered pensionable.

The benefit obligation for other postretirement benefits decreased by $73 million in 2003 for changes in the substantive plan made to medical, dental and life insurance benefits. There was a reduction in cost related to changes in the prescription drug program of $39 million and a reduction of $39 million for cost sharing shifts to certain retirees for medical and dental benefits. There was an increase in cost of $5 million associated with providing Prudential Financial benefits to former Prudential Securities Inc. employees that transferred to Prudential Financial effective July 1, 2003. The benefit obligation for other postretirement benefits decreased by $141 million in 2002 for changes in the substantive plan made to medical and dental benefits. The significant cost reduction relates to changes in the prescription drug program of $128 million for co-payments and $13 million for cost sharing shifts to certain retirees for medical and dental benefits. Also in 2002, the Company approved the establishment of a new category of retiree called disabled retirees. Based on this new category, $95 million of medical and dental benefits were transferred from postemployment benefits to postretirement benefits.

The pension benefits were amended during the time periods presented for 2002 and 2001 to provide contractual termination benefits to certain plan participants whose employment had been terminated. Costs related to these amendments are reflected in contractual termination benefits in the table below.

Employees were provided special termination benefits in conjunction with their termination of employment related to the Prudential Securities Inc. and Prudential Property and Casualty transactions in 2003. These benefits include the cost of vesting plan participants, accruing benefits until year-end, crediting service for vesting purposes and certain early retirement subsidies.

15. EMPLOYEE BENEFIT PLANS *(continued)*

Net periodic (benefit) cost included in "General and administrative expenses" in the Company's Consolidated Statements of Operations for the years ended December 31, includes the following components:

	Pension Benefits			Other Postretirement Benefits		
	2003	2002	2001	2003	2002	2001
	(in millions)					
Components of net periodic (benefit) cost						
Service cost	$ 180	$ 175	$ 167	$ 14	$ 14	$ 18
Interest cost	444	463	431	152	152	150
Expected return on plan assets	(839)	(913)	(880)	(83)	(114)	(134)
Amortization of transition amount	(106)	(106)	(106)	3	17	17
Amortization of prior service cost	29	30	12	(1)	—	—
Amortization of actuarial (gain) loss, net	14	(45)	(85)	10	(10)	(16)
Settlements	16	—	—	—	—	—
Curtailments	31	—	—	—	—	—
Contractual termination benefits	—	1	4	—	—	—
Special termination benefits	61	—	—	1	—	—
Net periodic (benefit) cost	$(170)	$(395)	$(457)	$ 96	$ 59	$ 35

The increase in the minimum liability included in "Accumulated other comprehensive income" as of September 30, 2003 and September 30, 2002 is as follows:

	Pension Benefits		Other Postretirement Benefits	
	2003	2002	2003	2002
	(in millions)			
Increase in minimum liability included in other comprehensive income	$59	$66	$—	$—

The assumptions as of September 30, used by the Company to calculate the benefit obligations as of that date and to determine the benefit cost in the year are as follows:

	Pension Benefits			Other Postretirement Benefits		
	2003	2002	2001	2003	2002	2001
Weighted-average assumptions						
Discount rate (beginning of period)	6.50%	7.25%	7.75%	6.50%	7.25%	7.75%
Discount rate (end of period)	5.75%	6.50%	7.25%	5.75%	6.50%	7.25%
Rate of increase in compensation levels (beginning of period)	4.50%	4.50%	4.50%	4.50%	4.50%	4.50%
Rate of increase in compensation levels (end of period)	4.50%	4.50%	4.50%	4.50%	4.50%	4.50%
Expected return on plan assets (beginning of period)	8.75%	9.50%	9.50%	7.75%	9.00%	9.00%
Health care cost trend rates	—	—	—	6.05–10.00%	6.40–10.00%	6.76–8.76%
Ultimate health care cost trend rate after gradual decrease until 2007	—	—	—	5.00%	5.00%	5.00%

The pension and postretirement expected long term rates of return for 2003 were determined based upon an approach that considered an expectation of the allocation of plan assets during the measurement period of 2003. Expected returns are estimated by asset class as noted in the discussion of investment policies and strategies. The expected returns by an asset class contemplate the risk free interest rate environment as of the measurement date and then add a risk premium. The risk premium is a range of percentages and is based upon historical information and other factors such as expected reinvestment returns and asset manager performance.

15. EMPLOYEE BENEFIT PLANS *(continued)*

The Company applied the same approach to the determination of the expected long term rate of return in 2004. The expected long term rate of return for 2004 is 8.75% and 7.75%, respectively, for the pension and postretirement plans.

The Company, with respect to pension benefits, uses market related value to determine the components of net periodic benefit cost. Market related value is a measure of asset value that reflects the difference between actual and expected return on assets over a 5 year period.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage point increase and decrease in assumed health care cost trend rates would have the following effects:

	Other Postretirement Benefits
	2003
	(in millions)
One percentage point increase	
Increase in total service and interest costs	$ 11
Increase in postretirement benefit obligation	230
One percentage point decrease	
Decrease in total service and interest costs	$ 9
Decrease in postretirement benefit obligation	197

Pension and postretirement plan asset allocation as of September 30, 2003 and September 30, 2002, are as follows:

	Pension Percentage of Plan Assets as of September 30		Postretirement Percentage of Plan Assets as of September 30	
	2003	2002	2003	2002
Asset category				
U.S. Stocks	49%	42%	52%	55%
International Stocks	9%	9%	5%	3%
U.S. Bonds	32%	30%	20%	14%
International Bonds	2%	5%	0%	0%
Short Term Investments	2%	3%	3%	1%
Real Estate	6%	8%	0%	0%
Municipal Bonds	0%	0%	20%	27%
Other	0%	3%	0%	0%
Total	100%	100%	100%	100%

15. EMPLOYEE BENEFIT PLANS *(continued)*

The Company, for its domestic pension and postretirement plans, has developed guidelines for asset allocations. As of the September 30, 2003 measurement date the range of target percentages are as follows:

	Pension Investment Policy Guidelines as of September 30, 2003		Postretirement Investment Policy Guidelines as of September 30, 2003	
	Minimum	Maximum	Minimum	Maximum
Asset category				
U.S. Stocks	18%	56%	24%	59%
International Stocks	5%	15%	1%	7%
U.S. Bonds	19%	57%	10%	44%
International Bonds	5%	25%	0%	0%
Short Term Investments	0%	5%	0%	27%
Real Estate	0%	7%	0%	0%
Municipal Bonds	0%	0%	20%	22%

Management reviews its investment strategy on an annual basis.

The investment goal of the domestic pension plan assets is to generate an above benchmark return on a diversified portfolio of stocks, bonds and real estate, while meeting the cash requirements for a pension obligation that includes a traditional formula principally representing payments to annuitants and a cash balance formula which allows lump sum payments and annuity payments. The pension plan risk management practices include guidelines for asset concentration, credit rating and liquidity. The pension plan does not invest in leveraged derivatives. Derivatives such as futures contracts are used to reduce transaction costs and change asset concentration.

The investment goal of the domestic postretirement plan assets is to generate an above benchmark return on a diversified portfolio of stocks, bonds and municipal bonds, while meeting the cash requirements for the postretirement obligations that includes a medical benefit including prescription drugs, a dental benefit and a life benefit. The postretirement domestic equity is used to provide expected growth in assets deposited into the plan assets. International equity is used to provide diversification to domestic equity as well as expected capital growth. Bonds provide liquidity and income. Short-term investments provide liquidity and allow for defensive asset mixes. Municipal bonds provide liquidity and tax efficient income, where appropriate. The postretirement plans risk management practices include guidelines for asset concentration, credit rating, liquidity, and tax efficiency. The postretirement plan does not invest in leveraged derivatives. Derivatives such as futures contracts are used to reduce transaction costs and change asset concentration.

Pension assets include Prudential Financial Inc. common stock in the amount of $103 million (1.2 percent of total plan assets) as of September 30, 2002. There were no investments in Prudential Financial Inc. common stock as of September 30, 2003. Pension plan assets of $7,216 million and $6,385 million are included in Separate Account assets and liabilities as of September 30, 2003 and 2002, respectively.

Postretirement equity securities did not include any Prudential Financial Inc. common stock as of September 30, 2003 or 2002.

15. EMPLOYEE BENEFIT PLANS *(continued)*

Net periodic (benefit) cost included in "General and administrative expenses" in the Company's Consolidated Statements of Operations for the years ended December 31, includes the following components:

	Pension Benefits			Other Postretirement Benefits		
	2003	2002	2001	2003	2002	2001
	(in millions)					
Components of net periodic (benefit) cost						
Service cost	$ 180	$ 175	$ 167	$ 14	$ 14	$ 18
Interest cost	444	463	431	152	152	150
Expected return on plan assets	(839)	(913)	(880)	(83)	(114)	(134)
Amortization of transition amount	(106)	(106)	(106)	3	17	17
Amortization of prior service cost	29	30	12	(1)	—	—
Amortization of actuarial (gain) loss, net	14	(45)	(85)	10	(10)	(16)
Settlements	16	—	—	—	—	—
Curtailments	31	—	—	—	—	—
Contractual termination benefits	—	1	4	—	—	—
Special termination benefits	61	—	—	1	—	—
Net periodic (benefit) cost	$(170)	$(395)	$(457)	$ 96	$ 59	$ 35

The increase in the minimum liability included in "Accumulated other comprehensive income" as of September 30, 2003 and September 30, 2002 is as follows:

	Pension Benefits		Other Postretirement Benefits	
	2003	2002	2003	2002
	(in millions)			
Increase in minimum liability included in other comprehensive income	$59	$66	$—	$—

The assumptions as of September 30, used by the Company to calculate the benefit obligations as of that date and to determine the benefit cost in the year are as follows:

	Pension Benefits			Other Postretirement Benefits		
	2003	2002	2001	2003	2002	2001
Weighted-average assumptions						
Discount rate (beginning of period)	6.50%	7.25%	7.75%	6.50%	7.25%	7.75%
Discount rate (end of period)	5.75%	6.50%	7.25%	5.75%	6.50%	7.25%
Rate of increase in compensation levels (beginning of period)	4.50%	4.50%	4.50%	4.50%	4.50%	4.50%
Rate of increase in compensation levels (end of period)	4.50%	4.50%	4.50%	4.50%	4.50%	4.50%
Expected return on plan assets (beginning of period)	8.75%	9.50%	9.50%	7.75%	9.00%	9.00%
Health care cost trend rates	—	—	—	6.05–10.00%	6.40–10.00%	6.76–8.76%
Ultimate health care cost trend rate after gradual decrease until 2007	—	—	—	5.00%	5.00%	5.00%

The pension and postretirement expected long term rates of return for 2003 were determined based upon an approach that considered an expectation of the allocation of plan assets during the measurement period of 2003. Expected returns are estimated by asset class as noted in the discussion of investment policies and strategies. The expected returns by an asset class contemplate the risk free interest rate environment as of the measurement date and then add a risk premium. The risk premium is a range of percentages and is based upon historical information and other factors such as expected reinvestment returns and asset manager performance.

15. EMPLOYEE BENEFIT PLANS *(continued)*

The Company applied the same approach to the determination of the expected long term rate of return in 2004. The expected long term rate of return for 2004 is 8.75% and 7.75%, respectively, for the pension and postretirement plans.

The Company, with respect to pension benefits, uses market related value to determine the components of net periodic benefit cost. Market related value is a measure of asset value that reflects the difference between actual and expected return on assets over a 5 year period.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage point increase and decrease in assumed health care cost trend rates would have the following effects:

	Other Postretirement Benefits
	2003
	(in millions)
One percentage point increase	
Increase in total service and interest costs	$ 11
Increase in postretirement benefit obligation	230
One percentage point decrease	
Decrease in total service and interest costs	$ 9
Decrease in postretirement benefit obligation	197

Pension and postretirement plan asset allocation as of September 30, 2003 and September 30, 2002, are as follows:

	Pension Percentage of Plan Assets as of September 30		Postretirement Percentage of Plan Assets as of September 30	
	2003	2002	2003	2002
Asset category				
U.S. Stocks	49%	42%	52%	55%
International Stocks	9%	9%	5%	3%
U.S. Bonds	32%	30%	20%	14%
International Bonds	2%	5%	0%	0%
Short Term Investments	2%	3%	3%	1%
Real Estate	6%	8%	0%	0%
Municipal Bonds	0%	0%	20%	27%
Other	0%	3%	0%	0%
Total	100%	100%	100%	100%

15. EMPLOYEE BENEFIT PLANS *(continued)*

The Company, for its domestic pension and postretirement plans, has developed guidelines for asset allocations. As of the September 30, 2003 measurement date the range of target percentages are as follows:

	Pension Investment Policy Guidelines as of September 30, 2003		Postretirement Investment Policy Guidelines as of September 30, 2003	
	Minimum	Maximum	Minimum	Maximum
Asset category				
U.S. Stocks	18%	56%	24%	59%
International Stocks	5%	15%	1%	7%
U.S. Bonds	19%	57%	10%	44%
International Bonds	5%	25%	0%	0%
Short Term Investments	0%	5%	0%	27%
Real Estate	0%	7%	0%	0%
Municipal Bonds	0%	0%	20%	22%

Management reviews its investment strategy on an annual basis.

The investment goal of the domestic pension plan assets is to generate an above benchmark return on a diversified portfolio of stocks, bonds and real estate, while meeting the cash requirements for a pension obligation that includes a traditional formula principally representing payments to annuitants and a cash balance formula which allows lump sum payments and annuity payments. The pension plan risk management practices include guidelines for asset concentration, credit rating and liquidity. The pension plan does not invest in leveraged derivatives. Derivatives such as futures contracts are used to reduce transaction costs and change asset concentration.

The investment goal of the domestic postretirement plan assets is to generate an above benchmark return on a diversified portfolio of stocks, bonds and municipal bonds, while meeting the cash requirements for the postretirement obligations that includes a medical benefit including prescription drugs, a dental benefit and a life benefit. The postretirement domestic equity is used to provide expected growth in assets deposited into the plan assets. International equity is used to provide diversification to domestic equity as well as expected capital growth. Bonds provide liquidity and income. Short-term investments provide liquidity and allow for defensive asset mixes. Municipal bonds provide liquidity and tax efficient income, where appropriate. The postretirement plans risk management practices include guidelines for asset concentration, credit rating, liquidity, and tax efficiency. The postretirement plan does not invest in leveraged derivatives. Derivatives such as futures contracts are used to reduce transaction costs and change asset concentration.

Pension assets include Prudential Financial Inc. common stock in the amount of $103 million (1.2 percent of total plan assets) as of September 30, 2002. There were no investments in Prudential Financial Inc. common stock as of September 30, 2003. Pension plan assets of $7,216 million and $6,385 million are included in Separate Account assets and liabilities as of September 30, 2003 and 2002, respectively.

Postretirement equity securities did not include any Prudential Financial Inc. common stock as of September 30, 2003 or 2002.

15. EMPLOYEE BENEFIT PLANS *(continued)*

The expected benefit payments for the Company's domestic pension and postretirement plans for the years indicated are as follows:

Expected Benefits Payments	Pension	Other Postretirement Benefits
	(in millions)	
2004	$ 641	$ 226
2005	441	233
2006	369	239
2007	371	242
2008	375	241
2009-2013	2,004	1,206
Total	$4,201	$2,387

The Company anticipates that it will make cash contributions in 2004 of $37 million to the non-qualified pension plan and $2 million to the postretirement plans. The Company does not anticipate making any contributions to the qualified pension plan in 2004.

Postemployment Benefits

The Company accrues postemployment benefits primarily for life and health benefits provided to former or inactive employees who are not retirees. The net accumulated liability for these benefits at December 31, 2003 and 2002, was $52 million and $91 million, respectively, and is included in "Other liabilities."

Other Employee Benefits

The Company sponsors voluntary savings plans for employees (401(k) plans). The plans provide for salary reduction contributions by employees and matching contributions by the Company of up to 4% of annual salary. The matching contributions by the Company included in "General and administrative expenses" were $54 million, $55 million and $72 million for the years ended December 31, 2003, 2002 and 2001, respectively.

16. INCOME TAXES

The components of income tax expense (benefit) for the years ended December 31, were as follows:

	2003	2002	2001
	(in millions)		
Current tax expense (benefit)			
U.S.	$101	$(125)	$(1,021)
State and local	23	2	60
Foreign	38	32	59
Total	162	(91)	(902)
Deferred tax expense (benefit)			
U.S.	143	(238)	773
State and local	43	(61)	(74)
Foreign	302	201	171
Total	488	(98)	870
Total income tax expense (benefit)	$650	$(189)	$ (32)

16. INCOME TAXES *(continued)*

The Company's actual income tax expense (benefit) for the years ended December 31, differs from the expected amount computed by applying the statutory federal income tax rate of 35% to income from continuing operations before income taxes for the following reasons:

	2003	2002	2001
		(in millions)	
Expected federal income tax expense (benefit)	$685	$ 28	$ (42)
Assumed repatriation of foreign earnings	120	—	—
Disposition of subsidiaries	(78)	(183)	—
Equity tax	—	—	(200)
Non-taxable investment income	(72)	(116)	(63)
State and local income taxes	43	(41)	(9)
Non-deductible expenses	(12)	40	241
Change in valuation allowance	(2)	37	17
Other	(34)	46	24
Total income tax expense (benefit)	$650	$(189)	$ (32)

Deferred tax assets and liabilities at December 31, resulted from the items listed in the following table:

	2003	2002
	(in millions)	
Deferred tax assets		
Insurance reserves	$ 1,247	$ 832
Policyholder dividends	1,077	710
Net operating and capital loss carryforwards	248	426
Other	814	810
Deferred tax assets before valuation allowance	3,386	2,778
Valuation allowance	(85)	(118)
Deferred tax assets after valuation allowance	3,301	2,660
Deferred tax liabilities		
Net unrealized investment gains	2,999	2,739
Deferred policy acquisition costs	1,943	1,798
Employee benefits	253	(6)
Other	214	218
Deferred tax liabilities	5,409	4,749
Net deferred tax liability	$(2,108)	$(2,089)

Management believes that based on its historical pattern of taxable income, the Company will produce sufficient income in the future to realize its deferred tax asset after valuation allowance. A valuation allowance has been recorded primarily related to tax benefits associated with foreign operations and state and local deferred tax assets. Adjustments to the valuation allowance will be made if there is a change in management's assessment of the amount of the deferred tax asset that is realizable. At December 31, 2003 and 2002, respectively, the Company had federal net operating and capital loss carryforwards of $170 million and $348 million, which expire between 2007 and 2018. At December 31, 2003 and 2002, respectively, the Company had state operating and capital loss carryforwards for tax purposes approximating $5,160 million and $4,182 million, which expire between 2005 and 2023. At December 31, 2003 and 2002, respectively, the Company had foreign operating loss carryforwards for tax purposes approximating $35 million and $341 million, $24 million of which expires between 2004 and 2012 and $11 million have an unlimited carryforward.

16. INCOME TAXES *(continued)*

The Company previously had not provided U.S. income taxes on unremitted foreign earnings of its non-U.S. operations because such earnings had been considered to be permanently reinvested in such operations. During 2003, the Company determined that earnings from companies in high tax jurisdictions will be repatriated to the U.S. Accordingly, earnings from its Japanese insurance operations are no longer considered permanently reinvested. U.S. income tax expense associated with the assumed repatriation of such earnings in the amount of $112 million have been recognized. The Company has undistributed earnings of foreign subsidiaries, other than its Japanese insurance operations, of $674 million and $353 million at December 31, 2003 and 2002, respectively, for which deferred taxes have not been provided. Such earnings are considered permanently invested in the foreign subsidiaries. Determining the tax liability that would arise if these earnings were remitted is not practicable.

The Internal Revenue Service (the "Service") has completed all examinations of the consolidated federal income tax returns through 1996. The Service has begun its examination of 1997 through 2001. Management believes sufficient provisions have been made for potential adjustments.

17. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values presented below have been determined by using available market information and by applying valuation methodologies. Considerable judgment is applied in interpreting data to develop the estimates of fair value. Estimated fair values may not be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair values. The methods and assumptions discussed below were used in calculating the estimated fair values of the instruments. See Note 18 for a discussion of derivative instruments.

Fixed Maturities

Estimated fair values for fixed maturities, other than private placement securities, are based on quoted market prices or prices obtained from independent pricing services. Estimated fair values for private placement fixed maturities are determined primarily by using a discounted cash flow model which considers the current market spreads between the U.S. Treasury yield curve and corporate bond yield curve, adjusted for the type of issue, its current credit quality and its remaining average life. The estimated fair value of certain non-performing private placement fixed maturities is based on amounts estimated by management.

Commercial Loans

The estimated fair value of commercial loans is primarily based upon the present value of the expected future cash flows discounted at the appropriate U.S. Treasury rate or Japanese Government Bond rate for yen based loans, adjusted for the current market spread for similar quality loans.

Policy Loans

The estimated fair value of U.S. insurance policy loans is calculated using a discounted cash flow model based upon current U.S. Treasury rates and historical loan repayment patterns, while Japanese insurance policy loans use the risk-free proxy based on the Yen Libor.

Mortgage Securitization Inventory

The estimated fair value of the mortgage securitization inventory is based upon various factors, including the terms of the loans, the intended exit strategy for the loans based upon either a securitization pricing model or commitments from investors, prevailing interest rates, and credit risk.

17. FAIR VALUE OF FINANCIAL INSTRUMENTS *(continued)*

Investment Contracts

For guaranteed investment contracts, income annuities and other similar contracts without life contingencies, estimated fair values are derived using discounted projected cash flows based on interest rates being offered for similar contracts with maturities consistent with those of the contracts being valued. For individual deferred annuities and other deposit liabilities, fair value approximates carrying value.

Debt and Guaranteed beneficial interest in Trust holding solely debentures of Parent

The estimated fair value of short-term and long-term debt and the guaranteed beneficial interest in Trust holding solely debentures of Parent is derived by using discount rates based on the borrowing rates currently available to the Company for debt and financial instruments with similar terms and remaining maturities.

The carrying amount approximates or equals fair value for the following instruments: fixed maturities, available for sale, equity securities, short-term investments, cash and cash equivalents, restricted cash and securities, separate account assets and liabilities, trading account assets, broker-dealer related receivables/payables, securities purchased under agreements to resell, cash collateral for borrowed securities, securities sold under agreements to repurchase, cash collateral for loaned securities, and securities sold but not yet purchased. The following table discloses the Company's financial instruments where the carrying amounts and estimated fair values differ at December 31,

	2003		2002	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(in millions)			
Fixed maturities, held to maturity	$ 3,068	$ 3,084	$ 2,612	$ 2,673
Commercial loans	19,469	21,037	19,401	21,335
Policy loans	8,152	9,706	8,827	10,714
Mortgage securitization inventory	1,056	1,058	700	708
Investment contracts	40,681	41,450	37,871	38,765
Short-term and long-term debt	10,349	10,844	8,226	8,804
Guaranteed beneficial interest in Trust holding solely debentures of Parent (a)	—	—	690	755

(a) Effective December 31, 2003, the Company adopted the revised guidance under FIN No. 46. As a result, the Trust was deconsolidated, and the Prudential Financial debentures are reported as "Long-term debt." See Note 11 for additional information.

18. DERIVATIVE INSTRUMENTS

Types of Derivative Instruments

Interest rate swaps are used by the Company to manage interest rate exposures arising from mismatches between assets and liabilities (including duration mismatches) and to hedge against changes in the value of assets it anticipates acquiring and other anticipated transactions and commitments. As an example, the Company may use interest rate swaps to hedge the interest rate risk associated with the value of mortgage loans it has originated and plans to securitize in the future. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts calculated by reference to an agreed notional principal amount. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. Cash is paid or received based on the terms of the swap. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one counterparty at each due date.

Exchange-traded futures and options are used by the Company to reduce market risks from changes in interest rates, to alter mismatches between the duration of assets in a portfolio and the duration of liabilities supported by those

18. DERIVATIVE INSTRUMENTS *(continued)*

assets, and to hedge against changes in the value of securities it owns or anticipates acquiring or selling. In exchange-traded futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which are determined by the value of designated classes of securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures and options with regulated futures commissions merchants who are members of a trading exchange.

Treasury futures typically are used to hedge duration mismatches between assets and liabilities by replicating Treasury performance. Treasury futures move substantially in value as interest rates change and can be used to either modify or hedge existing interest rate risk. This strategy protects against the risk that cash flow requirements may necessitate liquidation of investments at unfavorable prices resulting from increases in interest rates. This strategy can be a more cost effective way of temporarily reducing the Company's exposure to a market decline than selling fixed income securities and purchasing a similar portfolio when such a decline is believed to be over.

When the Company anticipates a significant decline in the stock market that will correspondingly affect its diversified portfolio, it may purchase put index options where the basket of securities in the index is appropriate to provide a hedge against a decrease in the value of the Company's equity portfolio or a portion thereof. This strategy affects an orderly sale of hedged securities. When the Company has large cash flows that it has allocated for investment in equity securities, it may purchase call index options as a temporary hedge against an increase in the price of the securities it intends to purchase. This hedge is intended to permit such investment transactions to be executed with less adverse market impact.

Currency derivatives, including exchange-traded currency futures and options, currency forwards and currency swaps, are used by the Company to reduce market risks from changes in currency exchange rates with respect to investments denominated in foreign currencies that the Company either holds or intends to acquire or sell. The Company also uses currency forwards to hedge the currency risk associated with net investments in foreign operations and anticipated earnings of its foreign operations.

Under exchange-traded currency futures and options, the Company agrees to purchase or sell a specified number of contracts and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded currency futures and options with regulated futures commissions merchants who are members of a trading exchange.

Under currency forwards, the Company agrees with other parties to deliver a specified amount of an identified currency at a specified future date. Typically, the price is agreed upon at the time of the contract and payment for such a contract is made at the specified future date. As noted above, the Company uses currency forwards to mitigate the risk that unfavorable changes in currency exchange rates will reduce U.S. dollar equivalent earnings generated by certain of its non-U.S. businesses, primarily its Japanese insurance operations. The Company executes forward sales of the hedged currency in exchange for U.S. dollars at a specified exchange rate. The maturities of these forwards correspond with the future periods in which the non-U.S. earnings are expected to be generated. These contracts do not qualify for hedge accounting.

Under currency swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between one currency and another at a forward exchange rate and calculated by reference to an agreed principal amount. Generally, the principal amount of each currency is exchanged at the beginning and termination of the currency swap by each party. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one counterparty for payments made in the same currency at each due date.

18. DERIVATIVE INSTRUMENTS *(continued)*

Credit derivatives are used by the Company to enhance the return on the Company's investment portfolio by providing comparable exposure to fixed income securities that might not be available in the primary market. Credit derivatives are sold for a premium and are recorded at fair value.

Forward contracts are used by the Company to manage market risks relating to interest rates. The Company also uses "to be announced" (TBA) forward contracts to gain exposure to the investment risk and return of mortgage-backed securities. TBA transactions can help the Company to achieve better diversification and to enhance the return on its investment portfolio. TBAs provide a more liquid and cost effective method of achieving these goals than purchasing or selling individual mortgage-backed pools. Typically, the price is agreed upon at the time of the contract and payment for such a contract is made at a specified future date. A portion of this activity was exited in connection with the restructuring of Prudential Securities Group Inc.'s capital markets activities.

Cash Flow, Fair Value and Net Investment Hedges

The ineffective portion of derivatives accounted for using hedge accounting in the years ended December 31, 2003, 2002 and 2001 was not material to the results of operations of the Company. In addition, there were no instances in which the Company discontinued cash flow hedge accounting because the forecasted transaction did not occur on the anticipated date or within the additional time period permitted by SFAS No. 133.

Presented below is a roll forward of current period cash flow hedges in "Accumulated other comprehensive income (loss)" before taxes:

	(in millions)
Additions due to cumulative effect of change in accounting principle upon adoption of SFAS No. 133 at January 1, 2001	$ 9
Net deferred losses on cash flow hedges from January 1 to December 31, 2001	(1)
Amount reclassified into current period earnings	(24)
Balance, December 31, 2001	(16)
Net deferred gains on cash flow hedges from January 1 to December 31, 2002	40
Amount reclassified into current period earnings	(27)
Balance, December 31, 2002	(3)
Net deferred losses on cash flow hedges from January 1 to December 31, 2003	(90)
Amount reclassified into current period earnings	(18)
Balance, December 31, 2003	$(111)

It is anticipated that a pre-tax gain of approximately $5 million will be reclassified from "Accumulated other comprehensive income (loss)" to earnings during the year ended December 31, 2004, offset by amounts pertaining to the hedged items. The maximum length for which variable cash flows are hedged is 20 years. Income amounts deferred in "Accumulated other comprehensive income (loss)" as a result of cash flow hedges are included in "Net unrealized investment gains (losses)" in the Consolidated Statements of Stockholders' Equity.

For effective net investment hedges, the amounts, before applicable taxes, recorded in the cumulative translation adjustments account within "Accumulated other comprehensive income (loss)" were losses of $84 million in 2003, losses of $67 million in 2002 and gains of $77 million in 2001.

For the years ended December 31, 2003, 2002 and 2001, there were no derivative reclassifications to earnings due to hedged firm commitments no longer deemed probable or due to hedged forecasted transactions that had not occurred by the end of the originally specified time period.

18. DERIVATIVE INSTRUMENTS *(continued)*

Credit Risk

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. Generally, the current credit exposure of the Company's derivative contracts is limited to the fair value at the reporting date. The credit exposure of the Company's swaps transactions is represented by the fair value (market value) of contracts with a positive fair value (market value) at the reporting date. Because exchange-traded futures and options are effected through regulated exchanges, and positions are marked to market on a daily basis, the Company has little exposure to credit-related losses in the event of nonperformance by counterparties to such financial instruments. The credit exposure of exchange-traded instruments is represented by the negative change, if any, in the fair value (market value) of contracts from the fair value (market value) at the reporting date. The credit exposure of currency forwards is represented by the difference, if any, between the exchange rate specified in the contract and the exchange rate for the same currency at the reporting date.

The Company manages credit risk by entering into transactions with creditworthy counterparties and obtaining collateral where appropriate and customary. In addition, the Company enters into over-the-counter swaps pursuant to master agreements that provide for a single net payment to be made by one counterparty to another at each due date and upon termination. Likewise, the Company effects exchange-traded futures and options through regulated exchanges and these positions are marked to market on a daily basis.

19. SEGMENT INFORMATION

Segments

The Company has organized its principal operations into the Financial Services Businesses and the Closed Block Business. Within the Financial Services Businesses, the Company operates through three divisions, which together encompass eight reportable segments. Businesses that are not sufficiently material to warrant separate disclosure and businesses to be divested are included in Corporate and Other operations. Collectively, the businesses that comprise the three operating divisions and Corporate and Other are referred to as the Financial Services Businesses.

The Insurance division consists of the Individual Life and Annuities and Group Insurance segments. The Individual Life and Annuities segment manufactures and distributes individual variable life, term life, universal life, non-participating whole life insurance, and variable and fixed annuity products, primarily to the U.S. mass affluent market and mass market. The Group Insurance segment manufactures and distributes a full range of group life, long-term and short-term group disability, long-term care and corporate-owned and trust-owned life insurance products in the U.S. to institutional clients primarily for use in connection with employee and membership benefit plans.

The Investment division consists of the Investment Management, Financial Advisory, Retirement and Other Asset Management segments. The Investment Management segment provides a broad array of investment management and advisory services, mutual funds and other structured products. These products and services are marketed and provided to the public and private marketplace in addition to the Insurance division, the International Insurance and Investments division, and the Retirement segment. The Financial Advisory segment includes, effective July 1, 2003, our equity method investment in the Wachovia Securities joint venture. This segment also includes the equity sales, trading and research operations. The Retirement segment manufactures and distributes products and provides administrative services for qualified and non-qualified retirement plans as well as offers guaranteed investment contracts, funding agreements and group annuities. The Other Asset Management segment includes the Company's commercial mortgage securitization operations, hedge portfolios and proprietary investment and syndication activities.

The International Insurance and Investments division consists of the International Insurance and International Investments segments. The International Insurance segment manufactures and distributes individual life insurance

19. SEGMENT INFORMATION *(continued)*

products to the affluent market in Japan and other foreign markets through life planners. In addition, as a result of the acquisition of Gibraltar Life, similar products are offered to the broad middle income market across Japan through life advisors, the proprietary distribution channel of Gibraltar Life. The International Investments segment offers private banking, asset management, investment advice and product choice to high net worth and mass affluent retail clients and to institutional clients in selected international markets.

Corporate and Other operations include corporate-level activities and international ventures that are not allocated to business segments as well as the real estate and relocation services operations and certain divested and wind-down businesses. The divested businesses consist primarily of the property and casualty insurance business, Gibraltar Casualty, and Prudential Securities Capital Markets. Wind-down businesses include individual health insurance and Canadian life insurance. Corporate-level activities include corporate-level income and expenses not allocated to any business segments, including the cost of company-wide initiatives, investment returns on capital not deployed in any segments, returns from investments not allocated to any business segments including a debt-financed investment portfolio, transactions with other segments and consolidating adjustments. Corporate-level activities also include certain obligations, relating to policyholders whom the Company had previously agreed to provide insurance for reduced or no premium in accordance with contractual settlements related to prior life insurance sales practices remediation.

The Closed Block Business, which is managed separately from the Financial Services Businesses, was established on the date of demutualization. It includes the Closed Block (as discussed in Note 8); assets held outside the Closed Block necessary to meet insurance regulatory capital requirements related to products included within the Closed Block; deferred policy acquisition costs related to the Closed Block policies; the principal amount of the IHC debt (as discussed in Note 10) and related unamortized debt issuance costs and an interest rate swap related to the IHC debt; and certain other related assets and liabilities. For the periods prior to the date of demutualization, the results of the Closed Block Business are those of the former Traditional Participating Products segment, which historically sold primarily participating insurance and annuity products that the Company ceased offering in connection with demutualization. Upon the establishment of the Closed Block Business, $5.6 billion of net assets previously associated with the former Traditional Participating Products segment was transferred to the Financial Services Businesses. Consequently, the results of the Financial Services Businesses for the years ended December 31, 2003 and 2002 and the period December 18, 2001 through December 31, 2001 include returns on these assets.

The accounting policies of the segments are the same as those described in Note 2, "Summary of Significant Accounting Policies." Results for each segment include earnings on attributed equity established at a level which management considers necessary to support the segment's risks. Operating expenses specifically identifiable to a particular segment are allocated to that segment as incurred. Operating expenses not identifiable to a specific segment that are incurred in connection with the generation of segment revenues are generally allocated based upon the segment's historical percentage of general and administrative expenses.

Adjusted Operating Income

In managing the Financial Services Businesses, the Company analyzes the operating performance of each segment using "adjusted operating income," which is a non-GAAP measure. Adjusted operating income is calculated by adjusting income from continuing operations before income taxes to exclude certain items. The items excluded are realized investment gains, net of losses, and related charges and adjustments (as discussed further below); life insurance sales practices remedies and costs; the contribution to income/loss of divested businesses that have been or will be sold or exited that did not qualify for "discontinued operations" accounting treatment under GAAP; and demutualization costs and expenses.

19. SEGMENT INFORMATION *(continued)*

The excluded items are important to an understanding of overall results of operations. Adjusted operating income is not a substitute for net income determined in accordance with GAAP, and the Company's definition of adjusted operating income may differ from that used by other companies. However, the Company believes that the presentation of adjusted operating income as measured for management purposes enhances the understanding of results of operations by highlighting the results from ongoing operations and the underlying profitability factors of the Financial Services Businesses.

Adjusted operating income excludes net realized investment gains and losses. A significant element of realized losses is impairments and losses from sales of credit-impaired securities, the timing of which depends largely on market credit cycles and can vary considerably across periods. The timing of other sales that would result in gains or losses is largely subject to the Company's discretion and influenced by market opportunities. Trends in the underlying profitability of the Company's businesses can be more clearly identified without the fluctuating effects of these transactions. Adjusted operating income excludes life insurance sales practices remedies and costs relating to the settlement of individual life insurance sales practices issues for the period from 1982 through 1995 because they relate to a substantial and identifiable non-recurring event. Adjusted operating income excludes the results of divested businesses, which are not indicative of the Company's future operating results. Adjusted operating income also excludes demutualization costs and expenses as they are directly related to demutualization and could distort the trends associated with ongoing business operations.

The related charges, which offset against net realized investment gains and losses, relate to policyholder dividends, amortization of deferred policy acquisition costs, and reserves for future policy benefits. The related charges associated with policyholder dividends include a percentage of net realized investment gains on specified Gibraltar Life assets that is required to be paid as dividends to Gibraltar Life policyholders. Deferred policy acquisition costs for certain investment-type products are amortized based on estimated gross profits, which include net realized investment gains and losses on the underlying invested assets, and the related charge for amortization of deferred policy acquisition costs represents the portion of this amortization associated with net realized investment gains and losses. The reserves for certain policies are adjusted when cash flows related to these policies are affected by net realized investment gains and losses, and the related charge for reserves for future policy benefits represents that adjustment.

Gains and losses pertaining to derivatives contracts that do not qualify for hedge accounting treatment, other than derivatives used for trading purposes, are included in "Realized investment gains (losses), net." This includes mark-to-market adjustments of open contracts as well as periodic settlements. As discussed further below, adjusted operating income includes a portion of realized gains and losses pertaining to certain derivative contracts.

Adjusted operating income of the International Insurance segment reflects the impact of an intercompany arrangement with Corporate and Other operations pursuant to which the segment's results for a particular year, including its interim reporting periods, are translated at fixed currency exchange rates. The fixed rates are determined in connection with a currency hedging program designed to mitigate the risk that unfavorable rate changes will reduce the segment's U.S. dollar equivalent earnings. Pursuant to this program, the Company executes forward sale contracts in the hedged currency in exchange for U.S. dollars at a specified exchange rate. The maturities of these contracts correspond with the future periods in which the non-U.S. earnings are expected to be generated. These contracts do not qualify for hedge accounting under GAAP and, as noted above, all resulting profits or losses from such contracts are included in "Realized investment gains (losses), net." When the contracts are terminated in the same period that the expected earnings emerge, the resulting positive or negative cash flow effect is included in adjusted operating income (losses of $51 million, and revenues of $42 million and $34 million for the years ended December 31, 2003, 2002 and 2001, respectively). As of December 31, 2003 and 2002, the fair value of open contracts used for this purpose was a net liability of $152 million and $52 million, respectively.

19. SEGMENT INFORMATION *(continued)*

The Company utilizes interest and currency swaps to manage interest and currency exchange rate exposures arising from mismatches between assets and liabilities, including duration mismatches. For the swap contracts that do not qualify for hedge accounting treatment, mark-to-market adjustments of open contracts as well as periodic settlements are included in "Realized investment gains (losses), net." However, the periodic settlements are included in adjusted operating income. Adjusted operating income includes $51 million and $52 million for the years ended December 31, 2003 and 2002, respectively, of periodic settlements of such contracts. Amounts in 2001 were insignificant.

The Other Asset Management segment uses hedging instruments to mitigate the risk that operating results will fluctuate due to changes in the estimated fair value of mortgages held for sale, commitments to lend and loan applications received. Changes in the estimated fair value of such instruments are included on a current basis in "Commissions and other income." Commencing in the fourth quarter of 2002, the Company applied hedge accounting treatment to new mortgage loan inventory. Consequently, changes in the fair value of such inventory are included on a current basis in "Commissions and other income" of the Other Asset Management segment, consistent with the related hedges. Prior to the fourth quarter of 2002, the mortgage loan inventory was recorded at the lower of aggregate cost or fair value. However, for segment reporting, changes in the estimated fair value of the mortgage loans (losses of $5 million, $2 million and $21 million for the years ended December 31, 2003, 2002 and 2001, respectively) were included in adjusted operating income of the Other Asset Management segment with an offsetting adjustment to adjusted operating income of Corporate and Other operations.

The summary below reconciles adjusted operating income, a non-GAAP measure, to income from continuing operations before income taxes:

	Years Ended December 31,		
	2003	2002	2001
	(in millions)		
Adjusted Operating Income before income taxes for Financial Services Businesses by Segment:			
Individual Life and Annuities	$ 619	$ 390	$ 389
Group Insurance	169	155	70
Total Insurance Division	788	545	459
Investment Management	162	139	141
Financial Advisory	(111)	(43)	(140)
Retirement	192	141	110
Other Asset Management	46	45	55
Total Investment Division	289	282	166
International Insurance	819	757	611
International Investments	(17)	(6)	(44)
Total International Insurance and Investments Division	802	751	567
Corporate and Other	93	160	(25)
Adjusted Operating Income before income taxes for Financial Services Businesses	1,972	1,738	1,167
Items excluded from Adjusted Operating Income:			
Realized investment losses, net, and related adjustments	(156)	(872)	(165)
Charges related to realized gains(losses), net	(43)	6	26
Sales practices remedies and costs	—	(20)	—
Divested businesses	(185)	(15)	58
Demutualization costs and expenses	—	—	(588)
Income from continuing operations before income taxes for Financial Services Businesses	1,588	837	498
Income (loss) from continuing operations before income taxes for Closed Block Business	370	(757)	(619)
Income (loss) from continuing operations before income taxes	$1,958	$ 80	$ (121)

19. SEGMENT INFORMATION *(continued)*

The Individual Life and Annuities segment results reflect deferred policy acquisition costs as if the individual annuity business were a stand-alone operation. The elimination of intersegment costs capitalized in accordance with this policy is included in consolidating adjustments within Corporate and Other operations.

The summary below presents certain financial information for the Company's reportable segments:

	Year ended December 31, 2003						
	Revenues	Net Investment Income	Policyholders' Benefits	Interest Credited to Policyholders' Account Balances	Dividends to Policyholders	Interest Expense	Amortization of Deferred Policy Acquisition Costs
	(in millions)						
Financial Services Businesses:							
Individual Life and Annuities	$ 3,082	$ 861	$ 984	$ 420	$ 17	$ (2)	$242
Group Insurance	3,690	585	2,797	216	—	2	3
Total Insurance Division	6,772	1,446	3,781	636	17	—	245
Investment Management	1,259	29	—	—	—	4	54
Financial Advisory	1,306	53	—	—	—	—	—
Retirement	2,281	2,043	791	946	—	17	12
Other Asset Management	101	26	—	—	—	12	—
Total Investment Division	4,947	2,151	791	946	—	33	66
International Insurance	5,655	787	3,520	109	94	3	284
International Investments	356	12	—	—	—	—	—
Total International Insurance and Investments Division	6,011	799	3,520	109	94	3	284
Corporate and Other	494	547	77	—	4	164	(62)
Total	18,224	4,943	8,169	1,691	115	200	533
Items excluded from adjusted operating income:							
Realized investment losses, net of related adjustments	(156)	—	—	—	—	—	—
Related charges	—	—	(1)	—	35	—	9
Total realized investment losses, net of related charges and adjustments	(156)	—	(1)	—	35	—	9
Divested businesses	1,857	106	1,082	—	—	—	269
Total Financial Services Businesses	19,925	5,049	9,250	1,691	150	200	811
Closed Block Business	7,982	3,632	4,174	139	2,452	165	121
Total per Consolidated Financial Statements	$27,907	$8,681	$13,424	$1,830	$2,602	$365	$932

19. SEGMENT INFORMATION *(continued)*

	Year ended December 31, 2002						
	Revenues	Net Investment Income	Policyholders' Benefits	Interest Credited to Policyholders' Account Balances	Dividends to Policyholders	Interest Expense	Amortization of Deferred Policy Acquisition Costs
				(in millions)			
Financial Services Businesses:							
Individual Life and Annuities	$ 2,696	$ 837	$ 815	$ 398	$ 16	$ 1	$ 500
Group Insurance	3,586	582	2,703	235	—	2	(2)
Total Insurance Division	6,282	1,419	3,518	633	16	3	498
Investment Management	1,235	30	—	—	—	4	72
Financial Advisory	2,421	148	—	—	—	—	—
Retirement	2,375	2,090	880	978	—	18	20
Other Asset Management	90	30	—	—	—	8	—
Total Investment Division	6,121	2,298	880	978	—	30	92
International Insurance	5,073	682	3,175	96	103	1	233
International Investments	325	37	—	—	—	—	1
Total International Insurance and Investments Division	5,398	719	3,175	96	103	1	234
Corporate and Other	418	620	98	—	3	161	(85)
Total	18,219	5,056	7,671	1,707	122	195	739
Items excluded from adjusted operating income:							
Realized investment losses, net of related adjustments	(872)	—	—	—	—	—	—
Related charges	—	—	(1)	—	16	—	(21)
Total realized investment losses, net of related charges and adjustments	(872)	—	(1)	—	16	—	(21)
Divested businesses	1,835	145	1,403	—	—	—	335
Total Financial Services Businesses	19,182	5,201	9,073	1,707	138	195	1,053
Closed Block Business	7,121	3,618	4,305	139	2,506	156	162
Total per Consolidated Financial Statements	$26,303	$8,819	$13,378	$1,846	$2,644	$351	$1,215

19. SEGMENT INFORMATION *(continued)*

	Year ended December 31, 2001						
	Revenues	Net Investment Income	Policyholders' Benefits	Interest Credited to Policyholders' Account Balances	Dividends to Policyholders	Interest Expense	Amortization of Deferred Policy Acquisition Costs
				(in millions)			
Financial Services Businesses:							
Individual Life and Annuities	$ 2,708	$ 831	$ 797	$ 396	$ 12	$ 3	$ 366
Group Insurance	3,248	547	2,490	224	—	(2)	4
Total Insurance Division	5,956	1,378	3,287	620	12	1	370
Investment Management	1,357	42	—	—	—	11	76
Financial Advisory	2,712	225	—	—	—	—	—
Retirement	2,394	2,148	913	977	—	13	10
Other Asset Management	105	45	—	—	—	8	—
Total Investment Division	6,568	2,460	913	977	—	32	86
International Insurance	4,146	450	2,600	72	74	4	163
International Investments	296	33	—	—	—	—	1
Total International Insurance and Investments Division	4,442	483	2,600	72	74	4	164
Corporate and Other	410	683	36	1	3	289	(82)
Total	17,376	5,004	6,836	1,670	89	326	538
Items excluded from adjusted operating income:							
Realized investment losses, net of related adjustments	(165)	—	—	—	—	—	—
Related charges	—	—	(6)	—	—	—	(20)
Total realized investment losses, net of related charges and adjustments	(165)	—	(6)	—	—	—	(20)
Divested businesses	1,739	186	1,039	—	—	—	346
Total Financial Services Businesses	18,950	5,190	7,869	1,670	89	326	864
Closed Block Business	7,728	3,897	4,588	134	2,633	34	213
Total per Consolidated Financial Statements	$26,678	$9,087	$12,457	$1,804	$2,722	$360	$1,077

The International Insurance and Investments division includes "Revenues" from Japan, on a GAAP basis, of $4,824 million, $4,287 million and $3,602 million for the years ended December 31, 2003, 2002 and 2001, respectively.

The Investment Management segment revenues include intersegment revenues of $352 million, $395 million and $390 million for the years ended December 31, 2003, 2002 and 2001, respectively, primarily consisting of asset-based management and administration fees. In addition, the Financial Advisory segment revenues include intersegment revenues of $85 million, $194 million and $193 million for the years ended December 31, 2003, 2002 and 2001, respectively, relating to the sale of proprietary investments products. Management has determined the intersegment revenues with reference to market rates. Intersegment revenues are eliminated in consolidation.

19. SEGMENT INFORMATION *(continued)*

The summary below presents total assets for the Company's reportable segments at December 31,

	Assets		
	2003	2002	2001
		(in millions)	
Individual Life and Annuities	$ 77,313	$ 44,482	$ 47,354
Group Insurance	20,898	18,419	16,897
Total Insurance Division	98,211	62,901	64,251
Investment Management	21,708	20,271	21,236
Financial Advisory	2,805	15,525	19,031
Retirement	59,268	56,018	54,580
Other Asset Management	5,416	4,227	6,521
Total Investment Division	89,197	96,041	101,368
International Insurance	45,989	40,741	38,239
International Investments	4,491	2,814	1,824
Total International Insurance and Investments Division	50,480	43,555	40,063
Corporate and Other	14,650	20,673	25,494
Total Financial Services Businesses	252,538	223,170	231,176
Closed Block Business	68,736	69,446	61,725
Total	$321,274	$292,616	$292,901

20. COMMITMENTS AND GUARANTEES, CONTINGENCIES AND LITIGATION

Commitments and Guarantees

The following table presents, as of December 31, 2003, the Company's future commitments on long-term debt, as more fully described in Note 10, and future minimum lease payments under non-cancelable operating leases:

	Long-term Debt	Operating Leases
	(in millions)	
2004	$ —	$ 215
2005	58	190
2006	774	162
2007	269	140
2008	1,102	100
Beyond 2008	3,407	320
Total	$5,610	$1,127

The Company occupies leased office space in many locations under various long-term leases and has entered into numerous leases covering the long-term use of computers and other equipment. Rental expense incurred for the years ended December 31, 2003, 2002 and 2001 was $308 million, $449 million and $520 million, respectively.

In connection with the Company's commercial mortgage banking business, it originates commercial mortgage loans. As of December 31, 2003, the Company had outstanding commercial mortgage loan commitments with borrowers of $1,282 million. In certain of these transactions, the Company prearranges that it will sell the loan to an investor after the Company funds the loan. As of December 31, 2003, $559 million of the Company's commitments to originate commercial mortgage loans are subject to such arrangements.

20. COMMITMENTS AND GUARANTEES, CONTINGENCIES AND LITIGATION *(continued)*

In connection with the Company's discontinued consumer banking business, it has commitments under home equity lines of credit and other lines of credit to lend up to specified limits to customers. It is anticipated that commitment amounts will only be partially drawn down based on overall customer usage patterns and, therefore, do not necessarily represent future cash requirements. The Company evaluates each credit decision on such commitments at least annually and has the ability to cancel or suspend such lines at its option. The total commitments for home equity lines of credit and other lines of credit were $1,859 million, of which $818 million remains available at December 31, 2003.

The Company also has other commitments, which primarily include commitments to fund investments. These commitments amounted to $2,964 million at December 31, 2003.

In connection with certain acquisitions, the Company has agreed to pay additional consideration in future periods, based upon the attainment by the acquired entity of defined operating objectives. In accordance with GAAP, the Company does not accrue contingent consideration obligations prior to the attainment of the objectives. At December 31, 2003, maximum potential future consideration pursuant to such arrangements, to be resolved over the following six years, is $269 million. Any such payments would result in increases in intangible assets, including goodwill.

Certain contracts underwritten by the Company's guaranteed products business include guarantees of principal related to financial assets owned by the guaranteed party. These contracts are accounted for as derivatives, at fair value, in accordance with SFAS No. 133. At December 31, 2003, such contracts in force carried a total guaranteed value of $1,567 million.

A number of guarantees provided by the Company relate to real estate investments, in which the unconsolidated investor has borrowed funds, and the Company has guaranteed their obligation to their lender. In some cases, the investor is an affiliate, and in other cases the unaffiliated investor purchases the real estate investment from the Company. The Company provides these guarantees to assist them in obtaining financing for the transaction on more beneficial terms. The Company's maximum potential exposure under these guarantees was $880 million at December 31, 2003. Any payments that may become required of the Company under these guarantees would either first be reduced by proceeds received by the creditor on a sale of the assets, or would provide the Company with rights to obtain the assets. At December 31, 2003, no amounts were accrued as a result of the Company's assessment that it is unlikely payments will be required.

The Company is subject to other financial guarantees and indemnity arrangements, including those related to businesses that have been sold. Some of these guarantees may extend far into the future, and are subject to caps aggregating to $36 million. In other limited cases, the amount that can be claimed from the Company or the time in which these claims may be presented to the Company are not limited. At December 31, 2003, the Company has accrued liabilities of $11 million associated with all other financial guarantees and indemnity arrangements, which does not include liabilities retained associated with sold businesses.

Contingencies

As discussed in Note 3, in the fourth quarter of 2003, the Company sold its property and casualty insurance companies that operate nationally in 48 states outside of New Jersey, and the District of Columbia, to Liberty Mutual. In connection with that sale, the Company reinsured Liberty Mutual for certain losses including: any further adverse loss development on the stop-loss reinsurance agreement with Everest Re Group, Ltd. ("Everest") discussed in the next paragraph; any adverse loss development on losses occurring prior to the sale that arise from insurance contracts generated through certain "discontinued" distribution channels or due to certain loss events including mold damage or

20. COMMITMENTS AND GUARANTEES, CONTINGENCIES AND LITIGATION *(continued)*

the October 2003 California wild fires; stop-loss protection on losses occurring after the sale and arising from those same distribution channels of up to $95 million, in excess of related premiums and other adjustments; and stop-loss protection on losses occurring prior to the sale and arising from most other business, up to 75% of the first $30 million of adverse loss development recorded through October 31, 2005. The reinsurance covering the losses associated with the discontinued distribution channels will be settled based upon loss experience through December 31, 2008, with a provision that profits on the insurance business from these channels will be shared, with Liberty Mutual receiving up to $20 million of the first $50 million. As of December 31, 2003, the Company has recorded a liability of $119 million representing its estimate of its obligations under these reinsurance contracts.

On September 19, 2000, the Company sold Gibraltar Casualty Company ("Gibraltar Casualty"), a commercial property and casualty insurer, to Everest. Upon closing of the sale, a subsidiary of the Company entered into a stop-loss reinsurance agreement with Everest whereby the subsidiary reinsured Everest for up to 80% of the first $200 million of any adverse loss development in excess of Gibraltar Casualty's carried reserves as of the closing of the sale to Everest. This subsidiary was subsequently sold to Liberty Mutual, as part of the sale discussed in the preceding paragraph. The $106 million of reserves at the closing date of the sale to Liberty Mutual related to the reinsurance agreement with Everest remained the direct obligation of this subsidiary. As a result, those reserves are no longer included on the Company's balance sheet. The Company has reinsured Liberty Mutual with regard to any further adverse loss development on the stop-loss reinsurance agreement with Everest and has recorded a liability for the remaining $54 million of this obligation as of December 31, 2003, which is included as part of its obligations under reinsurance contracts to Liberty Mutual disclosed in the preceding paragraph.

On an ongoing basis, the Company's internal supervisory and control functions review the quality of sales, marketing and other customer interface procedures and practices and may recommend modifications or enhancements. In certain cases, if appropriate, the Company may offer customers remediation and may incur charges, including the cost of such remediation, administrative costs and regulatory fines.

It is possible that the results of operations or the cash flow of the Company in a particular quarterly or annual period could be materially affected as a result of payments in connection with the matters discussed above depending, in part, upon the results of operations or cash flow for such period. Management believes, however, that ultimate payments in connection with these matters, after consideration of applicable reserves, should not have a material adverse effect on the Company's financial position.

Litigation

The Company is subject to legal and regulatory actions in the ordinary course of its businesses. Pending legal and regulatory actions include proceedings relating to aspects of our businesses and operations that are specific to the Company and proceedings that are typical of the businesses in which the Company operates, including in both cases businesses that have either been divested or placed in wind-down status. Some of these proceedings have been brought on behalf of various alleged classes of complainants. In certain of these matters, the plaintiffs are seeking large and/or indeterminate amounts, including punitive or exemplary damages.

The Company has received formal requests for information from regulators and governmental authorities relating to the purchase and sale of mutual fund shares and, in some cases, variable annuities. The regulators and authorities include, among others, the Securities and Exchange Commission, the NYSE, the NASD, the New Jersey Bureau of Securities, the State of New York Attorney General's Office, the United States Attorney, District of Massachusetts ("USAM") and the Securities Division of Massachusetts (the "MSD"). The Company is cooperating with all such inquiries.

20. COMMITMENTS AND GUARANTEES, CONTINGENCIES AND LITIGATION *(continued)*

The MSD filed an administrative complaint against three former brokers and two former managers of a branch office in Boston, MA (the "Boston Branch") of the retail brokerage business formerly owned by Prudential Securities, Inc. ("PSI"), alleging violations of state securities laws. The Securities and Exchange Commission has filed a similar civil action against five former brokers and one former manager of the Boston Branch in Massachusetts federal court. The Company is not a party to these actions. In addition, the Company has received subpoenas from the USAM for documents pertaining to the purchase and sale of mutual fund shares and certain former brokers and their supervisors.

The MSD also filed an administrative complaint against PSI alleging that PSI knew or should have known about alleged deceptive market timing and late trading in mutual funds in the Boston Branch, failed reasonably to supervise the conduct of the brokers in the Boston Branch and failed to implement controls designed to prevent and detect violations of Massachusetts securities law.

These matters could lead to proceedings that result in disgorgement, fines or other sanctions. The Company is unable to estimate its ultimate exposure at this time.

The Company retained all liabilities for the litigation associated with its discontinued healthcare business that existed at the date of closing with Aetna (August 6, 1999), or commenced within two years of that date, with respect to claims relating to events that occurred prior to the closing date. This litigation includes purported class actions and individual suits involving various issues, including payment of claims, denial of benefits, vicarious liability for malpractice claims, and contract disputes with provider groups and former policyholders. Some of the purported class actions challenge practices of the Company's former managed care operations and assert nationwide classes. In October 2000, by Order of the Judicial Panel on Multi-district Litigation, class actions brought by policyholders and physicians were consolidated for pre-trial purposes, along with lawsuits pending against other managed health care companies, in the United States District Court for the Southern District of Florida in a consolidated proceeding captioned *In Re Managed Care Litigation*. The policyholder actions have been resolved. The class actions brought by the physicians allege, among other things, breach of contract, violations of ERISA, violations of and conspiracy to violate RICO and industry-wide conspiracy to defraud physicians by failing to pay under provider agreements and by unlawfully coercing providers to enter into agreements with unfair and unreasonable terms. The remedies sought include unspecified damages, restitution, disgorgement of profits, treble damages, punitive damages and injunctive relief. In September 2002, the court granted plaintiffs' motion for certification of a nationwide class of physicians. The Company and the other managed care defendants have appealed the certification to the United States Court of Appeals for the Eleventh Circuit. That appeal is pending.

A joint venture in which an affiliate of PSI is a participant brought an arbitration claim against Kyocera Corporation ("Kyocera") in 1986 alleging, among other things, claims of breach of contract relating to the manufacture and distribution of computer disk drives. The arbitration panel decided in favor of the claimants. In December 2003, Kyocera paid $332 million to certain subsidiaries of the Company in settlement of the arbitration award rendered against Kyocera.

In 1999, a class action lawsuit, *Burns, et al. v. Prudential Securities Inc., et al.*, was filed in the Marion County, Ohio Court of Common Pleas against Jeffrey Pickett (a former PSI financial advisor) and PSI alleging that Pickett transferred, without authorization, his clients' equity mutual funds into fixed income mutual funds in October 1998. The claims were based on theories of conversion, breach of contract, breach of fiduciary duty and negligent supervision. Compensatory and punitive damages in unspecified amounts were sought by plaintiffs. In October 2002, the case was tried and the jury returned a verdict against PSI and Pickett for $11.7 million in compensatory damages and against PSI for $250 million in punitive damages. In July 2003, the court denied PSI's motion to set aside or reduce the jury verdict, and sustained the judgment in the amount of $269 million including interest and attorneys fees. PSI has appealed.

20. COMMITMENTS AND GUARANTEES, CONTINGENCIES AND LITIGATION *(continued)*

In November 2003, an action was commenced in the United States Bankruptcy Court for the Southern District of New York, *Enron Corp. v. J.P. Morgan Securities, Inc., et al.*, against approximately 100 defendants, including the Company, who invested in Enron's commercial paper. The complaint alleges that Enron's October 2001 prepayment of its commercial paper is a voidable preference under the bankruptcy laws and constitutes a fraudulent conveyance. The complaint alleges that the Company received prepayments of approximately $100 million. All defendants have moved to dismiss the complaint.

The Company's litigation is subject to many uncertainties, and given its complexity and scope, its outcome cannot be predicted. It is possible that the results of operations or the cash flow of the Company in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of pending litigation and regulatory matters depending, in part, upon the results of operations or cash flow for such period. Management believes, however, that the ultimate outcome of all pending litigation and regulatory matters, after consideration of applicable reserves, should not have a material adverse effect on the Company's financial position.

21. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The unaudited quarterly results of operations for the years ended December 31, 2003 and 2002 are summarized in the table below:

	Three months ended			
	March 31	June 30	September 30	December 31
	(in millions, except per share amounts)			
2003				
Total revenues	$ 6,785	$ 7,304	$ 6,693	$ 7,125
Total benefits and expenses	6,471	7,088	6,134	6,256
Income from continuing operations before income taxes	314	216	559	869
Net income	196	196	297	575
Basic income from continuing operations per share—Common Stock(a)	0.42	0.21	0.48	0.96
Diluted income from continuing operations per share—Common Stock(a)	0.42	0.21	0.48	0.95
Basic net income per share—Common Stock(a)	0.39	0.25	0.44	0.93
Diluted net income per share—Common Stock(a)	0.39	0.25	0.44	0.92
Basic and diluted net income (loss) per share—Class B Stock	(9.50)	30.50	29.00	39.50
2002				
Total revenues	$ 6,596	$ 6,540	$ 6,582	$ 6,585
Total benefits and expenses	6,342	6,641	6,454	6,786
Income (loss) from continuing operations before income taxes	254	(101)	128	(201)
Net income (loss)	153	(68)	302	(193)
Basic and diluted income from continuing operations per share—Common Stock	0.47	0.20	0.67	0.03
Basic and diluted net income (loss) per share—Common Stock	0.46	0.19	0.70	(0.10)
Basic and diluted net loss per share—Class B Stock	(58.50)	(88.50)	(49.50)	(67.50)

(a) Quarterly earnings per share amounts may not add to the full year amounts due to the averaging of shares.

As discussed in Note 3, on July 1, 2003, the Company completed the combination of its retail securities brokerage and clearing operations, with that of Wachovia, forming a joint venture in which the Company has a 38% ownership interest. The Company accounts for its ownership interest under the equity method of accounting; periods prior to July 1, 2003, continue to reflect the results of the Company's previously wholly-owned securities brokerage operations on a fully consolidated basis. Results for the fourth quarter of 2003 include the gain from the receipt by the Company of a $332 million settlement of an arbitration award, as discussed in Note 20. Results for the second quarter of 2003 include a $455 million loss related to the disposition of the Company's property and casualty insurance operations, as discussed in Note 3. Results for the third quarter of 2002 include a $183 million benefit from the favorable resolution of a tax issue pertaining to the 1995 disposition of a subsidiary.

PRUDENTIAL FINANCIAL, INC.

Supplemental Combining Statements of Financial Position
December 31, 2003 and 2002 (in millions)

	2003			2002		
	Financial Services Businesses	Closed Block Business	Consolidated	Financial Services Businesses	Closed Block Business	Consolidated
ASSETS						
Fixed maturities:						
Available for sale, at fair value	$ 84,353	$44,590	$128,943	$ 79,230	$46,233	$125,463
Held to maturity, at amortized cost	3,068	—	3,068	2,612	—	2,612
Trading account assets, at fair value	3,302	—	3,302	3,449	—	3,449
Equity securities, available for sale, at fair value	1,119	2,282	3,401	1,286	1,521	2,807
Commercial loans	12,463	7,006	19,469	12,414	6,987	19,401
Policy loans	2,609	5,543	8,152	3,146	5,681	8,827
Securities purchased under agreements to resell	1,464	—	1,464	4,844	—	4,844
Cash collateral for borrowed securities	—	—	—	4,660	—	4,660
Other long-term investments	4,568	1,041	5,609	4,333	1,075	5,408
Short-term investments	4,052	3,581	7,633	3,158	2,579	5,737
Total investments	116,998	64,043	181,041	119,132	64,076	183,208
Cash and cash equivalents	5,791	2,158	7,949	7,470	2,428	9,898
Accrued investment income	1,046	751	1,797	1,021	769	1,790
Broker-dealer related receivables	1,098	—	1,098	5,631	—	5,631
Deferred policy acquisition costs	6,605	1,221	7,826	5,875	1,156	7,031
Other assets	14,320	563	14,883	13,486	1,017	14,503
Separate account assets	106,680	—	106,680	70,555	—	70,555
TOTAL ASSETS	$252,538	$68,736	$321,274	$223,170	$69,446	$292,616
LIABILITIES AND ATTRIBUTED EQUITY						
LIABILITIES						
Future policy benefits	$ 46,003	$48,842	$ 94,845	$ 42,213	$48,247	$ 90,460
Policyholders' account balances	44,168	5,523	49,691	40,799	5,481	46,280
Unpaid claims and claim adjustment expenses	1,687	—	1,687	3,428	—	3,428
Policyholders' dividends	1,077	3,611	4,688	918	2,757	3,675
Securities sold under agreements to repurchase	5,196	4,458	9,654	10,250	4,652	14,902
Cash collateral for loaned securities	3,571	2,215	5,786	7,517	2,714	10,231
Income taxes payable	2,234	48	2,282	1,910	23	1,933
Broker-dealer related payables	2,364	—	2,364	4,838	—	4,838
Securities sold but not yet purchased	1,598	—	1,598	1,996	—	1,996
Short-term debt	4,739	—	4,739	3,469	—	3,469
Long-term debt	3,860	1,750	5,610	3,007	1,750	4,757
Other liabilities	9,021	1,337	10,358	11,018	3,054	14,072
Separate account liabilities	106,680	—	106,680	70,555	—	70,555
Total liabilities	232,198	67,784	299,982	201,918	68,678	270,596
Guaranteed beneficial interest in Trust holding solely debentures of Parent	—	—	—	690	—	690
COMMITMENTS AND CONTINGENCIES						
ATTRIBUTED EQUITY						
Accumulated other comprehensive income	1,777	669	2,446	1,941	644	2,585
Other attributed equity	18,563	283	18,846	18,621	124	18,745
Total attributed equity	20,340	952	21,292	20,562	768	21,330
TOTAL LIABILITIES AND ATTRIBUTED EQUITY	$252,538	$68,736	$321,274	$223,170	$69,446	$292,616

See Notes to Supplemental Combining Financial Information

PRUDENTIAL FINANCIAL, INC.

Supplemental Combining Statements of Operations
Years Ended December 31, 2003 and 2002 (in millions)

	2003			2002		
	Financial Services Businesses	Closed Block Business	Consolidated	Financial Services Businesses	Closed Block Business	Consolidated
REVENUES						
Premiums	$ 9,373	$3,860	$13,233	$ 9,031	$4,022	$13,053
Policy charges and fee income	2,001	—	2,001	1,780	—	1,780
Net investment income	5,049	3,632	8,681	5,201	3,618	8,819
Realized investment gains (losses), net	(156)	426	270	(778)	(587)	(1,365)
Commissions and other income	3,658	64	3,722	3,948	68	4,016
Total revenues	19,925	7,982	27,907	19,182	7,121	26,303
BENEFITS AND EXPENSES						
Policyholders' benefits	9,250	4,174	13,424	9,073	4,305	13,378
Interest credited to policyholders' account balances	1,691	139	1,830	1,707	139	1,846
Dividends to policyholders	150	2,452	2,602	138	2,506	2,644
General and administrative expenses	6,755	847	7,602	7,427	928	8,355
Loss on disposition of property and casualty insurance operations	491	—	491	—	—	—
Total benefits and expenses	18,337	7,612	25,949	18,345	7,878	26,223
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	1,588	370	1,958	837	(757)	80
Total income tax expense (benefit)	519	131	650	83	(272)	(189)
INCOME (LOSS) FROM CONTINUING OPERATIONS	1,069	239	1,308	754	(485)	269
DISCONTINUED OPERATIONS						
Loss from discontinued operations, net of taxes	(44)	—	(44)	(75)	—	(75)
NET INCOME (LOSS)	$ 1,025	$ 239	$ 1,264	$ 679	$ (485)	$ 194

See Notes to Supplemental Combining Financial Information

PRUDENTIAL FINANCIAL, INC.

Notes to Supplemental Combining Financial Information

1. BASIS OF PRESENTATION

The supplemental combining financial information presents the consolidated financial position and results of operations for Prudential Financial, Inc. and its subsidiaries (the "Company") separately reporting the Financial Services Businesses and the Closed Block Business. The Financial Services Businesses and the Closed Block Business are both fully integrated operations of the Company and are not separate legal entities. The supplemental combining financial information presents the results of the Financial Services Businesses and the Closed Block Business as if they were separate reporting entities and should be read in conjunction with the Consolidated Financial Statements.

The Company has outstanding two classes of common stock. The Common Stock reflects the performance of the Financial Services Businesses and the Class B Stock reflects the performance of the Closed Block Business.

The Closed Block Business was established on the date of demutualization and includes the assets and liabilities of the Closed Block (see Note 8 to the Consolidated Financial Statements for a description of the Closed Block). It also includes assets held outside the Closed Block necessary to meet insurance regulatory capital requirements related to products included within the Closed Block; deferred policy acquisition costs related to the Closed Block policies; the principal amount of the IHC debt (as discussed in Note 10 to the Consolidated Financial Statements) and related unamortized debt issuance costs and an interest rate swap related to the IHC debt; and certain other related assets and liabilities. The Financial Services Businesses consist of the Insurance, Investment, and International Insurance and Investments divisions and Corporate and Other operations.

2. ALLOCATION OF RESULTS

This supplemental combining financial information reflects the assets, liabilities, revenues and expenses directly attributable to the Financial Services Businesses and the Closed Block Business, as well as allocations deemed reasonable by management in order to fairly present the financial position and results of operations of each business on a stand alone basis. While management considers the allocations utilized to be reasonable, management has the discretion to make operational and financial decisions that may affect the allocation methods and resulting assets, liabilities, revenues and expenses of each business. In addition, management has limited discretion over accounting policies and the appropriate allocation of earnings between the two businesses. The Company has agreements which provide that, in most instances, the Company may not change the allocation methodology or accounting policies for the allocation of earnings between the Financial Services Businesses and Closed Block Business without the prior consent of the Class B Stock investors or IHC debt bond insurer.

General corporate overhead not directly attributable to a specific business that has been incurred in connection with the generation of the businesses' revenues is generally allocated based on the historical general and administrative expenses of each business as a percentage of the total for the Company.

Income taxes are allocated between the Financial Services Businesses and the Closed Block Business as if they were separate companies based on the taxable income or losses and other tax characterizations of each business. If a business generates benefits, such as net operating losses, it is entitled to record such tax benefits to the extent they are expected to be utilized on a consolidated basis.

Holders of Common Stock have no interest in a legal entity representing the Financial Services Businesses; holders of the Class B Stock have no interest in a legal entity representing the Closed Block Business and holders of each class of common stock are subject to all of the risks associated with an investment in the Company.

In the event of a liquidation, dissolution or winding-up of the Company, holders of Common Stock and holders of Class B Stock would be entitled to receive a proportionate share of the net assets of the Company that remain after paying all liabilities and the liquidation preferences of any preferred stock.

The results of the Financial Services Businesses are subject to certain risks pertaining to the Closed Block. These include any expenses and liabilities from litigation affecting the Closed Block policies as well as the consequences of certain potential adverse tax determinations. In connection with the sale of the Class B Stock and IHC debt, the cost of indemnifying the investors with respect to certain matters will be borne by the Financial Services Businesses.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Common Stock was issued to eligible policyholders in Prudential Insurance's demutualization and sold to investors in Prudential Financial's initial public offering. The Common Stock began trading on the New York Stock Exchange under the symbol "PRU" on December 13, 2001. The following table presents the high and low closing prices for the Common Stock on the New York Stock Exchange during the periods indicated and the dividends declared per share during such periods:

	High	Low	Dividends
2003:			
Fourth Quarter	$42.21	$36.00	$0.50
Third Quarter	38.26	33.51	—
Second Quarter	34.73	29.28	—
First Quarter	34.48	27.03	—
2002:			
Fourth Quarter	$32.10	$25.50	$0.40
Third Quarter	32.99	27.35	—
Second Quarter	35.75	31.05	—
First Quarter	32.09	30.05	—

On February 27, 2004, there were 3,366,793 registered holders of record for the Common Stock and 532.9 million shares outstanding. The closing price of the Common Stock on the New York Stock Exchange on February 27, 2004, was $46.39.

The Class B Stock was issued to institutional investors (two subsidiaries of American International Group, Inc. and Pacific Life Corp.) in a private placement pursuant to Section 4(2) of the Securities Act of 1933 on the date of demutualization. There is no established public trading market for the Class B Stock. During the fourth quarter of 2002 and 2003, Prudential Financial paid an annual dividend of $9.625 per share of Class B Stock. On February 27, 2004, there were 3 holders of record for the Class B Stock and 2.0 million shares outstanding.

Prudential Financial's Board of Directors currently intends to continue to declare and pay annual dividends on the Common Stock and Class B Stock. Future dividend decisions will be based on, and affected by, a number of factors including the financial performance of the Financial Services Businesses and Closed Block Business for the Common Stock and Class B Stock, respectively; our overall financial condition, results of operations, cash requirements and future prospects; regulatory restrictions on the payment of dividends by Prudential Financial's subsidiaries; and such other factors as the Board of Directors may deem relevant. Dividends payable by Prudential Financial are limited to the amount that would be legally available for payment under New Jersey corporate law. For additional information on dividends and related regulatory restrictions, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" and Note 12 to the Consolidated Financial Statements included in this Annual Report.

FORWARD-LOOKING STATEMENTS

Certain of the statements included in this Annual Report, including but not limited to those in the Management's Discussion and Analysis of Financial Condition and Results of Operations, constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as "expects," "believes," "anticipates," "includes," "plans," "assumes," "estimates," "projects," "intends" or variations of such words are generally part of forward-looking statements. Forward-looking statements are made based on management's current expectations and beliefs concerning future developments and their potential effects upon Prudential Financial, Inc. and its subsidiaries. There can be no assurance that future developments affecting Prudential Financial, Inc. and its subsidiaries will be those anticipated by management. These forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and there are certain important factors that could cause actual results to differ, possibly materially, from expectations or estimates reflected in such forward-looking statements, including without limitation: general economic, market and political conditions, including the performance of financial markets and interest rate fluctuations; various domestic or international military or terrorist activities or conflicts; volatility in the securities markets; reestimates of our reserves for future policy benefits and claims; changes in our assumptions related to deferred policy acquisition costs; our exposure to contingent liabilities; catastrophe losses; investment losses and defaults; changes in our claims-paying or credit ratings; competition in our product lines and for personnel; fluctuations in foreign currency exchange rates and foreign securities markets; risks to our international operations; the impact of changing regulation or accounting practices; Prudential Financial, Inc.'s primary reliance, as a holding company, on dividends from its subsidiaries to meet debt payment obligations and the applicable regulatory restrictions on the ability of the subsidiaries to pay such dividends; adverse litigation results; and changes in tax law. Prudential Financial, Inc. does not intend, and is under no obligation, to update any particular forward-looking statement included in this Annual Report.

Shareholder Information

Stock Exchange Listing

The Common Stock of Prudential Financial, Inc. is traded on the New York Stock Exchange under the symbol 'PRU.'

Account Information

EquiServe Trust Company, N.A. is the transfer agent for Prudential Financial, Inc. They can assist registered shareholders with a variety of shareholder-related services, including change of address, transfer of stock, direct deposit of dividends and other account services.

Contact Information

As a registered shareholder, you may access your account online or send an e-mail by visiting prudential.equiserve.com or by contacting EquiServe.

By phone:
800-305-9404 (U.S.) Stock and General Information
732-512-3782 (Outside U.S.)
800-619-2837 (TDY/TDD # hearing-impaired)
Customer Service Representatives are available Monday–Friday from 8:30 a.m. until 6:00 p.m. (ET). An Interactive Voice Response System is available 24 hours a day, 7 days a week.

In writing:
EquiServe Trust Company, N.A.
P.O. Box 43033, Providence, RI 02940-3033

Annual Meeting

Prudential Financial's shareholders are invited to attend our annual meeting, which will be held on June 8, 2004, beginning at 2 p.m. at Prudential's corporate headquarters located at 751 Broad Street, Newark, NJ. Additional information is available in the proxy statement.

Electronic Delivery

In an effort to reduce paper mailed to your home and help lower printing and postage costs, we are pleased to offer to shareholders the convenience of viewing online proxy statements, annual reports to shareholders, and related materials. With your consent, we can stop sending future paper copies of these documents. To participate, follow the instructions at **www.icsdelivery.com/prudential**.

Financial and Other Information

You can contact Prudential Financial's Corporate Information Service at 877-998-7625 at any time to obtain or listen to financial results or press releases, or to hear answers to frequently asked questions. **In addition, you may request a copy of our Annual Report on Form 10-K, which we will send to you without charge.** You may also access our press releases, financial information and reports filed with the Securities and Exchange Commission (for example, our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, and our Current Reports on Form 8-K and any amendments to those forms) online at **www.investor.prudential.com**. Copies of any of our documents on our website are available without charge, and reports filed with or furnished to the Securities and Exchange Commission will be available as soon as reasonably practicable after they are filed with or furnished to the Commission.

Website Information

Visit the Prudential Financial website at **www.prudential.com** for information on products and services.

Investor Relations

Institutional investors, analysts and other members of the professional financial community can contact our Investor Relations department via e-mail at **investor.relations@prudential.com**, or visit the Investor Relations web pages at **www.investor.prudential.com**.

Corporate Office Address

Prudential Financial, Inc.
751 Broad Street, Newark, NJ 07102
973-802-6000


This annual report is printed
entirely on recycled paper.

